
AVERY DENNISON

2025
Sustainability and
Annual Reports

2026
Notice and
Proxy Statement



Making Possible™



LETTER FROM OUR PRESIDENT & CEO

Deon Stander

Fellow Stakeholders,

Our Avery Dennison team demonstrated tremendous resilience in 2025, delivering solid performance amid significant macroeconomic challenges. Together, we leveraged our portfolio strength and proven business model while doubling down on productivity measures to protect margins, deliver solid returns and solve some of our customers' most complex challenges.

Our ability to maintain earnings performance in a challenging environment speaks to the strength of our business strategies and the talent of our people. We leaned into our productivity playbook to offset market headwinds and protect base margins. We expanded our portfolio of high-value categories. We were disciplined in how we allocated capital, and we accelerated product innovation to advance our differentiation. Most of all, our team's ability to remain agile and build new capabilities enabled us to deepen and strengthen customer relationships.

As we look to accelerate our growth, we remain focused on expanding in high-value categories and continuing to drive profitable growth in our base businesses. Our ability to drive innovation-led differentiation and manage with financial and operational discipline enables us to deliver in a range of scenarios across cycles. While we have more work to do to accelerate organic revenue growth, I am confident in the strategic foundation and capabilities we have built. With a proven track record of delivering GDP+ growth and top-quartile returns, our primary objective remains unchanged: to deliver sustained, superior value creation.

Advancing our strategic priorities
We continue our strategic shift into high-value categories such as specialty and durable labels, intelligent labels, Vestcom, graphics, industrial tapes and Embelex; these categories represent the strength of our portfolio and are key enablers of our enterprise growth. Across our businesses, high-value categories have organically grown at a mid-single digit compound annual growth rate over

the past six years. They represented 45% of our sales in 2025, an approximate 12 percentage point increase since 2019. Expanding these solutions to solve new customer challenges will continue to fuel our growth trajectory.

Our acquisition of Taylor Adhesives supports this strategy. We closed the transaction in late 2025, bringing their flooring-related adhesive product lines into our Materials Group's specialty adhesives portfolio. Taylor Adhesives is a high-value category business with strong demonstrated growth and premium margins, which we expect to build upon.

Intelligent labels continue to play a key role in advancing our high-value strategy. Our enterprise-wide Intelligent Labels platform in food, logistics and other categories grew by approximately 10% in 2025, effectively offsetting tariff-related headwinds in apparel and general merchandise. We believe sales of our intelligent labels in 2026 will outpace our 2025 results, with the platform serving as a strong growth engine for years to come.

Accelerating the impact of our innovation
Innovation is a critical part of our enterprise playbook. Delivering products and solutions that unlock value and solve market needs strengthens our customer partnerships, differentiates our capabilities and accelerates our growth trajectory. Over the past year, we created products and portfolio extensions that helped our customers expand supply chain visibility, reduce waste and mitigate loss, extend product performance and lifespan, enable packaging circularity and deepen consumer connection.

Within Solutions Group, our Intelligent Labels Fresh program provided new options for food traceability, our Vestcom Storelink software platform expanded its reach in centralized retail execution, and Embelex grew its Custom Studio Fanzones to drive in-venue fan engagement. Within Materials Group, we expanded our CleanFlake® portfolio with new innovations that cover more packaging substrates and improve their circularity. We also innovated across our business operations by expanding our digital capabilities, use of automation and adoption of artificial intelligence. These tools are enabling greater productivity and fixed-cost innovation, strengthening service and quality, shortening innovation cycles and providing more data-driven solutions to help our customers address some of their most pressing problems.

Creating value through sustainability

We are embedding sustainable processes deeper into how we operate to drive innovation and efficiency, creating long-term value for our company and our stakeholders. We have made steady progress for over a decade with disciplined investments, and I am proud to say we achieved the 10-year environmental sustainability goals we set in 2015. These included reducing our own environmental impact and developing more sustainable products and solutions for our customers. This effort marks an important milestone and underscores our commitment to enabling a brighter future for our stakeholders and our planet. We are now focused on accelerating our progress toward our 2030 sustainability goals.

We also remain committed to fostering a values-based workplace where our people can thrive and do their best work. Equally, we believe in making a meaningful difference in our local communities. Through the Avery Dennison Foundation, we make grants and support disaster relief efforts that address critical needs globally, expand access to education and strengthen economic livelihoods.

Positioned for continued growth and long-term shareholder value

Last year, Avery Dennison celebrated an extraordinary anniversary: 90 years of delivering innovation. Our journey began with one bright idea — the invention of the first self-adhesive label — and a deep passion for problem-solving and Making Possible™, which is still at the core of who we are. Our longevity reflects our commitment to innovation, our focus on exceeding customer expectations, and our continued resilience and willingness to evolve as markets, technologies and expectations shift. That same ambition and discipline are what drive our business focus today.

In our increasingly digital world, Avery Dennison is uniquely positioned to connect the physical and digital, creating value and new possibilities for our customers. As a leader in the industries we serve, with clear competitive advantages in both our Materials and Solutions businesses, we are confident in our ability to continue delivering exceptional value to all our stakeholders.

Thank you to our global team for their passion and dedication, and to you for your interest in Avery Dennison.



ABOUT THIS REPORT

This report summarizes how Avery Dennison performed strategically and financially in the fiscal year ending December 31, 2025. It includes our 2025 annual report, 2026 notice and proxy statement, 2025 sustainability goal results and progress toward our 2030 sustainability goals. Sustainability data have not been audited. Our policies on climate, human rights and water are publicly available at esg.averydennison.com. Our ESG Download is being replaced by an ESG Summary as we refine our sustainability disclosures in the context of evolving regulatory requirements.

Contents

i   Letter from Our President and CEO

ii   About This Report

SECTION I   **2**   Our Company

4   Our Stakeholders

4   Our Values

5   Our Business Strategies

6   Financial Highlights

7   Sustainability Highlights

Our Strategies in Action

10   Drive outsized growth in high-value categories through market-driven innovation

13   Grow profitably in our base businesses

15   Lead at the intersection of the physical and digital

17   Effectively allocate capital and relentlessly focus on productivity

19   Lead in an environmentally and socially responsible manner

SECTION II   2025 Annual Report

SECTION III   2026 Notice and Proxy Statement

OUR COMPANY

We are a global leader in materials science and digital identification solutions. Our businesses provide a comprehensive branding and information solutions portfolio that helps our customers address some of their most complex challenges. By harnessing our portfolio's strength and breadth, our teams deliver products and solutions that optimize labor and supply chain efficiency; reduce waste and mitigate loss; advance sustainability, circularity and transparency; and better connect brands and consumers. We partner with our customers to create value and strengthen our competitive differentiation.

Our labeling and functional materials, radio-frequency identification (RFID) inlays and tags, and software applications that carry or display information enrich the customer experience. We also create solutions that enhance branded packaging and improve consumer engagement.

Our two businesses — Materials Group and Solutions Group — develop solutions for the home and personal care, food and grocery, apparel, general retail, e-commerce, logistics, pharmaceuticals and automotive industries.

Our commitment to innovation and creating value and growth is fueled by a deep curiosity and passion for problem-solving. These essential qualities are embodied in Making Possible™, which conveys our company's rich history of discovery that began with the creation of the world's first self-adhesive label and underlies our nearly century-long commitment to innovation, as well as our ability to help customers solve problems and unlock value.

As a leader in the industries we serve, our businesses have unique competitive advantages in materials science and RFID design. These proficiencies, combined with our vertical integration in adhesives and process technologies, create long-term value for customers. Our global scale enables us to provide solutions throughout the value chain.






Our **Materials Group** is a leading global provider to the pressure-sensitive label and graphics industries. Our innovative products include label materials, graphics and reflective materials, and functional bonding materials, like tapes. Our label materials enhance brands' shelf appeal, inform shoppers, advance circularity, increase transparency and improve operational supply chain efficiency. Our graphics portfolio offers highly engineered products ranging from vehicle wraps to architectural films. Our tapes portfolio includes bonding and functional materials for applications in various industry sectors such as automotive, building and construction, and electronics. We leverage the group's materials science capabilities and process engineering expertise to drive further intelligent label adoption through our converter channel access.









Our **Solutions Group** is a leading provider of information and branding solutions that cover worldwide marketplace needs ranging from digital identification and data management to branding and embellishment, productivity, pricing and retail media. Our ultra-high-frequency RFID solutions empower customers across multiple retail and industry segments, including apparel, logistics, food and grocery, and general retail, to connect the physical and digital worlds by enabling a digital identity and life for physical items. Our innovation and data management capabilities, global footprint and market access expand our solutions platform.

Our Stakeholders

Customers
We provide innovative, high-quality products and solutions, with industry-leading service.

Employees
We cultivate a diverse, engaged, safe and healthy workforce.

Communities
We are responsible stewards of the environment and a force for good in our communities.

Investors
We are committed to delivering superior shareholder returns over the long term.

Our Values

Our culture is the foundation of everything we do, and our company values are the basis of that culture. These values shape our behavior and support our business and people as we continue to grow.


Integrity
We are driven by doing the right thing. Always.


Sustainability
We are focused on the long-term health of our business, planet and communities.


Courage
We are brave in the face of adversity and the unknown.


Innovation
We use imagination and intellect to create new possibilities.


External Focus
We get out to get better.


Teamwork
We are better when we work together and put others ahead of ourselves.


Diversity
We gain strength from diverse ideas and inclusive teams.


Excellence
We expect the best from ourselves and each other.

OUR BUSINESS STRATEGIES

We have a clear set of strategies that enable our long-term success delivering GDP+ growth and top-quartile returns over a wide range of business cycles. We work to improve margins, expand EVA and strengthen our portfolio by increasing its proportion in high-value categories. Our materials science, adhesives foundation combined with our Intelligent Labels platform uniquely positions us to connect the physical and digital worlds and address some of the most complex problems facing our industries and customers.



Our Strategies

Drive outsized growth in high-value categories through market-driven innovation

Grow profitably in our base businesses

Lead at the intersection of the physical and digital

Effectively allocate capital and relentlessly focus on productivity

Lead in an environmentally and socially responsible manner

FINANCIAL HIGHLIGHTS

We delivered solid results for the 2021–2025 cycle despite multiple cyclical challenges, leveraging the strength of our portfolio to deliver our 2024–2028 targets.

	2021–2025 Targets	2021–2025 Results[1]	2024–2028 Targets	2024–2025 Results[1]
Sales Change Ex. Currency	5%+	5.7%	5%+	2.7%
Adjusted EBITDA Growth	6.5%	6.3%	7.5%	7.3%
Adjusted EBITDA Margin	16%+ in 2025	16.4% in 2025	17%+ in 2028	16.4% in 2025
Adjusted EPS Growth	10%	6%	10%	10%
Return On Total Capital (ROTC)	18%+	15.0% in 2025	Top Quartile	Top Decile



[1] Definitions, limitations and reconciliations of non-GAAP financial measures from most directly comparable GAAP measures are in Appendix A of the 2026 proxy statement contained herein. Additional information on 2021–2025 targets and results, and 2024–2028 targets and 2024–2025 results, are on page 6 of the 2026 proxy statement contained herein.



SUSTAINABILITY HIGHLIGHTS

Sustainability is a strategic business imperative and a customer expectation that presents opportunities to create differentiated solutions and improve our operational efficiency. This informs and shapes our business. It ensures we remain aligned with our customers' evolving needs and preferences, while also reducing our environmental impact and lowering operating costs.

Product and manufacturing innovation is foundational to our sustainability strategy. Innovating products and solutions that have lower environmental impact and address industry challenges creates value for our customers and our company. Our innovation platforms improve our products' recycled content and recyclability, address supply chain waste and transparency, and advance the circular economy. Innovation also extends to our manufacturing operations, where we continuously improve operational performance by reducing waste, mitigating loss and improving energy efficiency.

After a decade of disciplined investment in sustainable processes, we successfully delivered our 2025 environmental sustainability goals. This achievement marks a milestone for Avery Dennison and reinforces our commitment to creating long-term value for our stakeholders through customer-centricity, innovation and operational excellence. We will continue to leverage this foundation as we enhance focus on our 2030 goals.

We also continue to explore creative strategies to collaborate with industry partners in developing solutions that improve regional recycling infrastructures, especially in Europe. We are making solid progress against our goal to transform our product portfolio, and we have improved our scope 3 greenhouse gas (GHG) measurement methodology by shifting from a spend-based approach to one that is more materials-based. We realized a modest reduction in our scope 3 GHG emissions primarily through product reengineering efforts to reduce materials use.

2025 Sustainability Goal Results

2025 Goals	Baseline (2015)	2025 Results[1]
70% of revenues from sustainability-driven products		**70%** Materials Group (Label and Graphics Materials only) **70%** Solutions Group (Apparel Solutions only)
3% absolute GHG reduction every year (26% cumulative by 2025)		**61%** cumulative GHG emissions reduction
100% certified paper 70% Forest Stewardship Council (FSC)-certified face paper	**45%** FSC-certified	**>99%** certified **81%** FSC-certified
95% landfill-free 75% waste recycled	**90%** landfill-free **55%** recycled	**96%** landfill-free **77%** recycled
70% of films we buy conform to, or enable end products to conform to, our environmental and social guiding principles		**99%** of films
70% of chemicals we buy conform to, or enable end products to conform to, our environmental and social guiding principles		**99%** of chemicals
40% women in manager level and above	**32%**	**37%**[2]
Maintain world-class safety and employee engagement scores	**0.31** RIR **80%** engagement	**0.17** RIR **86%** engagement
Publicly commit to goals/report progress		Continued enhancing sustainability transparency with more frequent and comprehensive reporting

[1] The full-year data presented is unaudited.

[2] Our 2025 and 2030 sustainability goal is to foster a workforce representative of the communities in which we operate; as one indicator, we track the percentage of females in manager-level and above positions globally.

Progress Toward 2030 Goals

	Baseline (2015)	2025 Results[1]
Goal 1: Deliver innovations that advance the circular economy		
Satisfy the recycling, composting or reuse requirements of all single-use consumer packaging and apparel with our products and solutions.		
Solutions Group: 100% of our core product categories (printed fabric labels, woven labels, paper, interior heat-transfer labels, packaging and RFID) will meet our Sustainable ADvantage™ Standard.	—	**82%** (Apparel Solutions only)
Materials Group: 100% of our standard label products will contain recycled or renewable content. All of our regions will have labels that enable circularity of plastics.	—	**67%** (Label and Graphics Materials only)
Goal 2: Reduce our environmental impact in our operations and supply chain		
Reduce our scope 1 and 2 GHG emissions by 70% from our 2015 baseline. Work with our supply chain to reduce our 2018 baseline scope 3 GHG emissions by 30%,[2] with an ambition of net zero by 2050.	—	**61%** scope 1 and 2 Prior year scope 3 calculations are available in our most recent CDP Climate Response
Source 100% of paper fiber from certified sources focused on a deforestation-free future.	**45%** FSC-certified	**>99%** certified
Divert 95% of our waste away from landfills, with a minimum of 80% of our waste recycled and the remainder either reused, composted or sent to energy recovery.	**84%** landfill-free **55%** recycled	**94%** landfill-free **77%** recycled
Deliver a 15% increase in water efficiency at our sites that are located in high or extremely high risk countries as identified in the World Resources Institute (WRI) Aqueduct Tool.	—	**4%**
Goal 3: Make a positive social impact by enhancing the livelihood of our people and communities		
Foster an engaged team and an inclusive workplace.		
• Inclusion Index: 85%	—	**81%**
• Employee Engagement: 82%	**80%**	**86%**
• Females in manager level or above positions: 40%	**32%**	**37%**[3]
• Safety: 0.20 Recordable Incident Rate (RIR)	**0.31 RIR**	**0.17 RIR**
Support the participation of our employees in Avery Dennison Foundation grants and foster the well-being of the communities in which we and our supply chain operate.	—	Made ADF grants in **77%** of countries in which we operate **95%** of grants incorporated employee volunteerism

[1] The full-year data presented is unaudited.
[2] Our 30% reduction by 2030 goal covers our purchased goods and services (GHGP category 1) and end-of-life treatment of sold products (GHGP category 12), as aligned with our SBTi target.
[3] Our 2025 and 2030 sustainability goal is to foster a workforce representative of the communities in which we operate; as one indicator, we track the percentage of females in manager-level and above positions globally.

OUR STRATEGIES IN ACTION



Drive outsized growth in high-value categories through market-driven innovation

Our proprietary technologies, scale and innovation create profitable revenue streams in our targeted, high-value categories. We continue to invest in developing new solutions and sustainable innovations that deliver value to our customers and strengthen our competitive differentiation.

Enhancing food freshness and operational efficiency with the world's leading retailer

We announced our collaboration with the world's largest retailer in 2025, with a first-to-market innovation that advances the use of RFID technology in fresh categories previously not possible. The solution is set to transform inventory processes, reduce waste and enhance both associate and customer experiences across fresh departments, particularly in bakery, meat and deli.

The solution enables item-level RFID labeling in fresh departments for greater operational efficiency, with faster, more accurate inventory management leading to improved stock availability. Digitized expiry dates enable the retailer's associates to rotate products more efficiently and make smarter markdown decisions to reduce unsold food and ensure peak freshness for customers. Our solution advances a more connected and transparent food supply chain and complements the retailer's broader sustainability goals, including its aim to reduce global operational food waste in half by 2030.

> **Vestcom is a valued partner to the growing list of 70+ leading retailers the business supports with shelf-edge management and in-store media.**

This collaboration reinforces our leadership in RFID innovation and commitment to delivering scalable solutions that drive smarter, faster and more efficient and sustainable retail operations.

Creating value at the shelf-edge and strengthening leadership within the retail pharmacy channel

The two largest retail pharmacy chains in the United States implemented solutions from our Vestcom business in 2025. In one instance, we rolled out Vestcom's flagship stackz® pre-sorted shelf-edge label solution across the retailer's 7,300 pharmacy and health-solution stores. The retailer adopted Vestcom's shelf-edge labels to more efficiently



manage price communications and unlock additional ways to engage shoppers in-store. The stackz® solution automates several manual aspects of shelf management, ensuring greater merchandising compliance while freeing up associates for higher-value work. stackz® is also equipping this pharmacy retailer with new opportunities to engage shoppers through data-integrated, shelf-level pricing and promotional messaging.

The second large rollout at a pharmacy retail client involved the expansion of our shelfAdz™-branded shelf blade signage across its more than 8,000 stores. shelfAdz™ tags and blades enable brands to deliver brand messaging in-aisle at the critical moment of the shopper decision. Our expanded shelfAdz™ solution offering allows the retailer and its consumer packaged goods advertisers to better engage with its 70 million monthly in-store shoppers.

Shelf-edge media that integrates physical and digital touchpoints, such as QR-enabled messaging, enriches in-store shopper engagement, enabling brands and retailers to capture impulse-driven purchases and drive incremental sales. Value creation is further amplified when complementary messaging is deployed in a more cohesive manner along the critical entry-to-aisle-to-endcap decision path, creating a more seamless shopping experience.



Harnessing opportunities in the worldwide automotive aftermarket

Our Graphics Solutions business delivered customer value in the multibillion-dollar global automotive aftermarket in 2025 with a series of innovations. In North America, we introduced our dry-applied color paint protection film (PPF). In China, we secured business with top-tier 4S car distributors for window films and PPF. In Europe, we partnered with installers for significant PPF growth.

At the same time, we collaborated with a large U.S. original equipment manufacturer to fundamentally transform a car manufacturing process with applied films, and we expanded our PPF offerings to meet customer demand. Additionally, we continue to invest in manufacturing and materials formulations to deliver next-generation films that create value for our customers and for consumers.



Grow profitably in our base businesses

We apply a disciplined approach to profitable growth in our base businesses by balancing volume, price and mix, reducing complexity and tailoring our go-to-market strategies. Our scale, core capabilities and extensive experience in developing customer solutions underpin our innovation mindset and strengthen our competitive moat. The value we create reflects our product portfolio's breadth. Our solutions address our markets' most pressing needs, with a focus on sustainability and innovation, and an intense concentration on design, functionality and customer value.

Winning reclosure solutions in China

Our Materials Group team in China addressed growing reclosure label demand for wet tissues and sanitary products by introducing localized adhesive and film solutions. For wet-tissue applications, the team optimized traditional adhesives and developed an ultraviolet (UV)-curable warm-melt adhesive to satisfy diverse performance specifications. The team also advanced a next-generation white biaxially oriented polypropylene (BOPP) film for sanitary product manufacturing, delivering the dimensional stability required for high-speed production lines.

In addition, our self-wound, linerless tapes for facial tissue packaging eliminate the need for release liners. This innovation decreases materials costs and reduces our environmental impact, while delivering high-performance adhesives for reliable, multiple reclosures. Designed for plastic tissue pouches, these solutions combine a permanent bond on one side with a reclosable section that includes an easy-open, adhesive-free finger lift. The pouches appeal to customers who value the convenience of simplified reclosure and appreciate packaging that keeps tissues neatly folded until removed for use.

Capturing shoppers' attention with clear-on-clear labeling

As transparency continues to dominate consumer preferences, brands are turning to clear-on-clear label solutions to achieve the sought-after no-label look. Research reveals that shoppers spend 20% more time engaging with transparent labels than with any other label material, making them a powerful tool for capturing shopper attention on crowded shelves and better connecting brands and consumers.

These innovative labels combine ultra-clear rigid, semi-squeeze or full-squeeze prime films with clear adhesives on polyethylene terephthalate (PET) liners, allowing them to seamlessly blend with product surfaces. This capability provides designers with the creative freedom necessary to produce packaging that is elegant and discreet, and that meets consumer expectations for style. Transparent labels not only allow consumers to see inside the package but also enhance brand presentation. Clear-on-clear labeling is not just a trend — it's a practical and impactful way to align with consumer values while delivering ultimate shelf appeal.





Lead at the intersection of the physical and digital

We believe in a world where every physical item has a digital identity. We are making this vision a reality by applying our adhesives expertise and innovations in materials science and RFID to embed digital sensors in labels and packaging. This technology enables item-level visibility throughout a product's lifecycle, reducing waste and mitigating loss, increasing efficiency across the supply chain, and facilitating deeper consumer engagement. Our efforts have produced advancements in managing data at the item level.

Meeting the rapidly growing demand for scalable ambient internet of things, or IoT, supply chain intelligence

Avery Dennison and Wiliot have expanded their strategic partnership to accelerate the global adoption of ambient IoT technologies and meet the rapidly growing demand for scalable supply chain intelligence. Building on our collaboration, we will design and manufacture next-generation Bluetooth®-enabled IoT sensors that feature a smaller chip footprint and simplified inlay architecture. As part of the collaboration, Avery Dennison is integrating Wiliot's ambient IoT solutions into our Intelligent Labels portfolio and atma.io℠ connected product cloud.



Unlike traditional tracking systems, IoT sensors operate without batteries or manual scans, and they communicate via standard Bluetooth® Low Energy (BLE) infrastructure. This capability enables continuous, low-cost visibility through smartphones, gateways and access points. These sensors' unique architecture provides real-time monitoring of location, temperature, humidity and handling, making them ideal for industries reliant on traceability and control, such as food, logistics and pharmaceuticals. The technology helps companies improve traceability, automate operations, reduce waste, mitigate loss and enhance responsiveness across complex global supply chains.

Advancing capabilities for label and packaging converters with smart materials

Smart materials offer flexibility and advanced capabilities for label and packaging converters. The technology simplifies RFID implementation by removing some traditional barriers, such as the need for specialized equipment. This scalable solution will benefit converters looking to expand their RFID capabilities or those who are just getting started.

Smart materials feature RFID inlays in customizable layouts that are pre-inserted into ready-to-print slit rolls and can integrate into existing production processes. This technology streamlines operations and enables fast, efficient delivery of RFID labels. These ultra-thin smart labels differentiate Avery Dennison in the RFID sector with advanced intelligent labeling for the logistics, food and retail segments.

Effectively allocate capital and relentlessly focus on productivity

We employ a disciplined capital allocation strategy and focus on productivity to deliver long-term value to our stakeholders. We have generated consistently strong adjusted free cash flow and maintain a healthy balance sheet. We enjoy ample capacity to invest both organically and through acquisitions and venture investments, while returning cash to shareholders through share repurchases and dividends.

In 2025, we strengthened our industry-leading positions through acquisition, investment in innovation, expanded manufacturing capabilities and productivity improvements that broaden our service and quality offering. We continue to invest in digital transformation initiatives that enhance our decision-making capabilities and allow us to grow and deliver customer value.

Expanding our specialty adhesives portfolio
The acquisition of Taylor Adhesives in 2025 advanced our strategic priority to drive outsized growth in high-value categories and expanded our Materials Group's specialty adhesives portfolio. Specialty adhesives used in flooring are a high-value category with strong potential for profitable growth.





Avery Dennison plant in Vinhedo, Brazil

Taylor Adhesives, a Georgia-based business, is well-known in the flooring industry for its innovation, quality, superior technical service and strong customer relationships. It complements our Materials Group business by extending our pressure-sensitive adhesives franchise, deepening our core capabilities with acrylic adhesives, and providing access to channels where we can unlock new growth opportunities with high-value, application-oriented flooring solutions.

Investing in our Latin American capabilities

In 2025, Avery Dennison completed one of our largest expansions in Latin America, increasing our production capacity with the installation of a new coater in Vinhedo, Brazil. The laminator is the largest and most advanced coating equipment in Latin America, integrating superior adhesive and top-coating application capabilities. The coater raises the quality level of pressure-sensitive adhesive solutions and makes them more sustainable. It advances innovation, improves productivity and generates greater supply chain efficiency with faster response times to meet customer needs. The coater adds further value by reducing energy consumption, optimizing materials use and minimizing waste.

Boosting productivity through technology and operational excellence

We continued to boost productivity and created a faster, more reliable and connected customer experience. We expanded technology utilization and modernization efforts across our global footprint in manufacturing, innovation and R&D. We rolled out new automation and digitally connected solutions that increase asset utilization and improve production processes. At the same time, we are scaling standardized operating models and Lean Six Sigma programs across regions, embedding waste elimination and process discipline into factory operations.

Digital and AI systems are shortening innovation development cycles and sharpening project-selection and investment decisions in high-value materials solutions. These changes are speeding up the development of solutions from concept to commercialization. By adopting digital tools and pairing them with workforce upskilling, engineers and operators are making faster, data-driven decisions. Across our manufacturing network, we modernized sites, allocating capital to improve productivity, strengthen service levels and reduce our environmental impact. Sustained productivity improvements are central to growing and delivering long-term stakeholder value.

Lead in an environmentally and socially responsible manner

Our commitment to operating in an environmentally and socially responsible manner is founded on knowing that doing so creates value for our stakeholders. When we minimize our environmental impact, we also reduce operating costs and enhance the stability and longevity of our operations and supply chain. Social responsibility sparks innovation, increases differentiation through new solutions that address customer challenges, and enables us to attract top talent.

GOAL 1

Deliver innovations that advance the circular economy

We generate value through our products and solutions and acknowledge the crucial role that labels, materials and information play in advancing a more sustainable and circular economy. In 2025, we continued to utilize our materials science, R&D and digital innovation capabilities to develop sustainable solutions and product designs that enable circularity, facilitate recycling, minimize material usage and waste, incorporate recycled content and extend product lifespan.

Creating value with label recycling programs and reuse solutions

In 2025, we strengthened our position as an industry leader in label recycling and reuse through our strategic partnership with glassine recycler SOPREMA. Our strategic partnership significantly expands our AD Circular™ liner recycling program. As the only company recycling glassine into cellulose wadding, and with its extensive logistics


Strand
SAVE THE BEES
100% RAW & PURE UNFILTERED
HONEY
BOOST
PEA PROTEIN POWDER
DROP
CLEAN MORE WITH LESS
VITALIS

AD CleanFlake™

liner recycling partner for Avery Dennison. The program collects liners manufactured by any brand or supplier across various countries in Europe. The collaboration enhances the scalability of our AD Circular™ program and maximizes the long-term impact of recycled liners.

In practice, glassine collected through our joint program is transformed into cellulose wadding, which is then used for building insulation with an extended lifespan of a minimum of 50 years. This reuse process makes buildings more energy efficient, decreases the demand for virgin resources and promotes a more circular and sustainable economy. For example, one ton of glassine liners can insulate up to two attics and last for the entire lifetime of the building, significantly extending the useful life of these resources.

> **Under the AD Circular™ program, customers collect and recycle used label materials, streamlining recycling for converters and brands by providing a one-stop solution. Companies use an online web application to schedule pickups of used materials, and Avery Dennison manages the rest — transport, recycling, paperwork and regulatory compliance.**

Leading with AD CleanGlass™, AD CleanFiber™ and CleanFlake®

Under the European Packaging and Packaging Waste Regulation, by 2030 all packaging must be recyclable and comply with harmonized Design for Recycling, and 10% of beverage packages must be reusable within a recycling system. To optimize the process of packaging recycling and reuse, labels should be easily removable in the process. In response to this regulation, we developed the AD CleanGlass™ portfolio of paper and film labeling solutions that enables the recycling and reuse of glass packaging.





FRESHLY ROASTED
COFFEE
BEANS
3
AD CleanFiber™

The solutions in the AD CleanGlass™ portfolio include wash-off label technology for easy and clean label removal from glass containers in the recycling or reuse process, a single-use adhesive technology that enables a clean separation of labels from glass during the recycling process, and the MultiCycleTM permanent label solution for returnable bottles, where containers can be returned, refilled and reused multiple times without the need to apply a new label.

Additionally, AD CleanFiber™ is the first INGEDE12-certified paper label with newly developed adhesive technology that is cleanly filtered out during the recycling process for higher-quality pulp output for new cardboard and paper production.

CleanFlake® recently received RecyClass Technology Approval for both PET and high-density polyethylene (HDPE) streams, confirming full recycling compatibility. Our recent innovation, a specially constructed RFID-enabled



The Avery Dennison Guangzhou factory was officially certified as "national green factory" by China's Ministry of Industry.

pressure-sensitive label with CleanFlake® adhesive technology, has been recognized by the Association of Plastic Recyclers (APR) as compatible with the PET recycling process. Our RFID tags designed for PET recycling were the first in the industry to receive the APR recognition in North America.

AD CleanFiber™ and CleanFlake® adhesive innovations support purer recycling streams, a primary recycling challenge of recycled plastic end-users.

GOAL 2

Reduce our environmental impact in our operations and supply chain

We are focused on lowering our environmental footprint by reducing waste, mitigating loss and making more efficient use of our resources. We advance these goals throughout our supply chain by improving our operational resilience and lowering our supply chain stakeholders' GHG footprint.

Lowering our environmental impact and improving operating practices

Our Guangzhou factory was officially certified as the first label industry "national green factory" in China by its Ministry of Industry and Information Technology. This prestigious certification evaluates enterprises across various dimensions, including energy efficiency, clean production practices, pollutant emission control and green supply chain management. Achieving this recognition further establishes Avery Dennison as an industry benchmark in green manufacturing. It also represents a significant milestone in our commitment to advancing environmental goals across the globe.

Our commitment to reducing our environmental footprint and its impact includes investing in virtual power purchase agreements that offset our operations' energy needs. Our 10-year purchase commitment in 2024 of renewable energy certificates from Zelestra's Las Rozas solar plant in Spain is now fully operational. The factory is on track to generate approximately 90 GWh of renewable electricity per year, reducing emissions of roughly 16,290 tons of CO_2 per year or the equivalent of the annual electric consumption of 25,000 Spanish households.



Celebrating Earth Day.
Photo courtesy of ECOAN, in Vilcanota, Peru.

GOAL 3

Make a positive social impact by enhancing the livelihood of our people and our communities

Our community investment through the Avery Dennison Foundation (ADF) increases education access, advances environmental sustainability and supports secure livelihoods. The Foundation makes grants to nonprofit organizations worldwide that serve local communities and support disaster response. ADF and our company collectively awarded $6.1 million in grants and other financial contributions during 2025. We funded approximately $910,000 in grants to increase access to education, including the enrollment of impoverished youth into formal schooling in India and Cambodia. During the year, grantees reported that over 9,000 students improved literacy and/or numeracy skills, and more than 6,000 women and girls successfully participated in education programs sponsored by ADF.

We provided nearly $425,000 to support job training and secure livelihoods for refugees in the Netherlands and the West Bank, as well as women working in the garment industry in Bangladesh. This year, grantees reported that almost 2,000 people were employed and close to 3,000 businesses were launched through ADF-supported programs. In addition, we invested nearly $900,000 in environmental sustainability. We supported water, sanitation and hygiene (WASH) programs in Indonesia and youth-led climate training in Pakistan, and helped NGOs address regenerative textile production in South Africa. This year, grantees reported 226 communities with improved climate resilience and over 11,000 participants at educational events.



Acción Andina is not just about producing and restoring young trees. It's about working hand-in-hand with the local communities.

Rosmery Ayala, Executive Director of Faunagua, Acción Andina partner, Bolivia

Acción Andina is a grassroots, community-based initiative working across South America to protect native High Andean forest ecosystems.

Our employees help advance community investments through monetary donations and volunteer work. Through its 2025 Granting Wishes program, ADF granted over $1 million in 38 countries. Additionally, ADF matched contributions by employees for disaster relief in the United States, Brazil, East Africa, the Middle East and Ukraine. The ADF Employee Crisis Fund provides financial assistance to employees affected by natural disasters and other humanitarian crises. The fund supported employees in the U.S., Hong Kong and Sri Lanka in 2025.

2025

ANNUAL REPORT

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission file number 1-7685

AVERY DENNISON CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**95-1492269**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*
8080 Norton Parkway	
Mentor, Ohio	**44060**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(440) 534-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $1 par value	AVY	New York Stock Exchange
3.750% Senior Notes due 2034	AVY34	Nasdaq Stock Market
4.000% Senior Notes due 2035	AVY35	Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act:
Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates as of June 27, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $13.6 billion.

Number of shares of common stock, $1 par value, outstanding as of January 31, 2026, the end of the registrant's most recent fiscal month: 76,877,940.

The following documents are incorporated by reference into the Parts of this Form 10-K indicated below:

Document	Incorporated by reference into:
Portions of Definitive Proxy Statement for Annual Meeting of Stockholders to be held on April 30, 2026	Parts III, IV

AVERY DENNISON CORPORATION

FISCAL YEAR 2025 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	2
Item 1A.	Risk Factors	7
Item 1B.	Unresolved Staff Comments	19
Item 1C.	Cybersecurity	20
Item 2.	Properties	21
Item 3.	Legal Proceedings	21
Item 4.	Mine Safety Disclosures	21
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	22
Item 6.	Reserved	23
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	42
Item 8.	Financial Statements and Supplementary Data	43
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	91
Item 9A.	Controls and Procedures	91
Item 9B.	Other Information	91
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	91
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	92
Item 11.	Executive Compensation	93
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	93
Item 13.	Certain Relationships and Related Transactions, and Director Independence	93
Item 14.	Principal Accountant Fees and Services	93
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	94
Item 16.	Form 10-K Summary	99
	Signatures	100
	Power of Attorney	101

Safe Harbor Statement

The matters discussed in this Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as "aim," "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "foresee," "guidance," "intend," "may," "might," "objective," "plan," "potential," "project," "seek," "shall," "should," "target," "will," "would," or variations thereof, and other expressions that refer to future events and trends, identify forward-looking statements. Our forward-looking statements, and financial or other business targets, are subject to certain risks and uncertainties, which could cause our actual results to differ materially from the expected results, performance or achievements expressed or implied by such forward-looking statements.

We believe that the most significant risk factors that could affect our financial performance in the near term include: (i) the impact on underlying demand for our products from global economic conditions, tariffs, geopolitical uncertainty, and changes in environmental standards, regulations and preferences; (ii) competitors' actions, including pricing, expansion in key markets, and product offerings; (iii) the cost and availability of raw materials; (iv) the degree to which higher costs can be offset with productivity measures and/or passed on to customers through price increases, without a significant loss of volume; (v) foreign currency fluctuations; and (vi) the execution and integration of acquisitions.

Certain risks and uncertainties are discussed in more detail under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. Actual results and trends may differ materially from historical or anticipated results depending on a variety of factors, including but not limited to, risks and uncertainties related to the following:

- International Operations – worldwide economic, geopolitical, social and labor conditions; changes in geopolitical conditions, including those related to trade relations and tariffs, China, the Russia-Ukraine war, the Israel-Hamas war and related hostilities in the Middle East; fluctuations in foreign currency exchange rates; and other risks associated with international operations, including in emerging markets

- Our Business – fluctuations in demand affecting sales to customers; fluctuations in the cost and availability of raw materials and energy; changes in our markets due to competitive conditions, technological developments, laws and regulations, customer preferences; environmental regulations and sustainability trends; the impact of competitive products and pricing; the execution and integration of acquisitions; selling prices; customer and supplier concentrations or consolidations; the financial condition of distributors; outsourced manufacturers; product and service quality claims; restructuring and other cost reduction actions; our ability to generate sustained productivity improvement and our ability to achieve and sustain targeted cost reductions; the timely development and market acceptance of new products, including sustainable or sustainably-sourced products; our investment in development activities and new production facilities; the collection of receivables from customers; and our sustainability and governance practices

- Information Technology – disruptions in information technology systems; cyber security events or other security breaches; and successful installation of new or upgraded information technology systems

- Income Taxes – fluctuations in tax rates; changes in tax laws and regulations, and uncertainties associated with interpretations of such laws and regulations; outcome of tax audits; and the realization of deferred tax assets

- Human Capital – recruitment and retention of employees and collective labor arrangements

- Our Indebtedness – our ability to obtain adequate financing arrangements and maintain access to capital; credit rating risks; fluctuations in interest rates; and compliance with our debt covenants

- Ownership of Our Stock – potential significant variability of our stock price and amounts of future dividends and share repurchases

- Legal and Regulatory Matters – protection and infringement of our intellectual property; the impact of legal and regulatory proceedings, including with respect to compliance and anti-corruption, environmental, health and safety, and trade compliance

- Other Financial Matters – fluctuations in pension costs and goodwill impairment

Our forward-looking statements are made only as of February 25, 2026. We assume no duty to update these forward-looking statements to reflect new, changed or unanticipated events or circumstances, other than as may be required by law.

PART I

Item 1. BUSINESS

Company Background

Avery Dennison Corporation ("Avery Dennison" or the "Company" and generally referred to as "we" or "us") was founded in 1935 and incorporated in Delaware in 1977 as Avery International Corporation, the successor corporation to a California corporation of the same name incorporated in 1946. In 1990, we merged one of our subsidiaries into Dennison Manufacturing Company ("Dennison"), as a result of which Dennison became our wholly-owned subsidiary and in connection with which we changed our name to Avery Dennison Corporation. You can learn more about us by visiting our website at www.averydennison.com. Our website is not intended to function as a hyperlink and the information on our website is not, nor should it be considered, part of this report or incorporated by reference into this report.

Business Overview and Reportable Segments

We are a global leader in materials science and digital identification solutions. We are Making Possible™ products and solutions that help advance the industries we serve, providing branding and information solutions that optimize labor and supply chain efficiency, reduce waste and mitigate loss, advance sustainability, circularity and transparency, and better connect brands and consumers. We design and develop labeling and functional materials, radio-frequency identification ("RFID") inlays and tags, software applications that connect the physical and digital, and offerings that enhance branded packaging and carry or display information that improves the customer experience. We serve an array of industries worldwide, including home and personal care, apparel, general retail, e-commerce, logistics, food and grocery, pharmaceuticals and automotive.

We believe that our exposure to diverse and growing markets, the size and scale of operations, our innovation capabilities, productivity culture, and brand strength are the primary advantages in maintaining and further developing our competitive position.

Our reportable segments for fiscal year 2025 were Materials Group and Solutions Group, which comprised approximately 69% and 31%, respectively, of our total net sales.

In 2025, international operations constituted a substantial majority of our business, representing approximately 69% of our net sales. As of December 31, 2025, we operated over 200 manufacturing and distribution facilities and had locations in more than 50 countries.

Materials Group

Our Materials Group is a leading global provider to the pressure-sensitive label and graphics industries. Our innovative products include label materials, graphics and reflective materials and functional bonding materials, like tapes. Our label materials enhance brands' shelf appeal, inform shoppers, advance circularity, increase transparency and improve operational supply chain efficiency. Our graphics portfolio offers highly engineered products ranging from vehicle wraps to architectural films. Our tapes portfolio includes bonding and functional materials for applications in various industry sectors such as automotive, building and construction and electronics. We leverage the group's materials science capabilities and process engineering expertise to drive further intelligent label adoption through our converter channel access.

Our Materials Group manufactures and sells Fasson®-, JAC®-, and Avery Dennison®-brand pressure-sensitive label materials and performance tapes products, Avery Dennison®- and Mactac®-brand graphics, and Avery Dennison®-brand reflective products. Materials Group's business tends not to be seasonal, except for certain outdoor graphics, building and construction, and reflective products.

Pressure-sensitive materials consist primarily of papers, plastic films and metal foils, which are coated with internally-developed and purchased adhesives, and then laminated with specially-coated backing papers and films. They are then sold in roll or sheet form with either solid or patterned adhesive coatings in a wide range of face materials, sizes, thicknesses and adhesive properties.

A pressure-sensitive, or self-adhesive, material is one that adheres to a surface by press-on contact. It generally consists of four layers: a face material, which may be paper, metal foil or plastic film; an adhesive, which may be permanent or removable; a release coating; and a backing material to protect the adhesive from premature contact with other surfaces that can also serve as a carrier for supporting and dispensing individual labels. When the products are ready for use, the release coating and protective backing are removed, exposing the adhesive so that the label or other face material may be pressed or rolled into place. Because they are easy to apply without the need for adhesive activation, self-adhesive materials can provide cost savings compared to other materials that require heat- or moisture-activated adhesives, while also offering aesthetic and other advantages over alternative technologies.

Label materials are sold worldwide to converters for labeling, decorating and specialty applications in the food, home and personal care, beer and beverage, durables, pharmaceutical, wine and spirits and logistics market segments. When used in package decoration applications, the visual appeal of self-adhesive materials can help increase sales of the products on which the materials are applied. Self-adhesive materials are also used to convey variable information through various digital triggers, including bar codes, quick response ("QR") codes and RFID inlays, for applications such as shipping labels and weight and price information for packaged meats and other foods. Self-adhesive materials provide consistent and versatile adhesion and are available in a large selection of materials, which can be made into labels of varying sizes and shapes.

Our graphics and reflective products include a variety of films and other products that are sold to the architectural, commercial sign, digital printing and related market segments. We also sell durable cast and reflective films to the construction, automotive and fleet transportation market segments and reflective films for traffic and safety applications. We provide sign shops, commercial printers and designers a broad range of pressure-sensitive materials that allow them to create impactful and informative brand and decorative graphics. We offer a wide array of pressure-sensitive vinyl and specialty materials designed for digital imaging, screen printing and sign cutting applications.

Our performance tapes products include a variety of Fasson®-brand and Avery Dennison®-brand tapes and other pressure-sensitive adhesive-based materials and converted products, mechanical fasteners and performance polymers. Our pressure-sensitive adhesive-based materials are available in roll form and in a wide range of face materials, sizes, thicknesses and adhesive properties. These materials and converted products are used in non-mechanical fastening, bonding and sealing systems for various automotive, electronics, building and construction, general industrial, personal care, and medical applications. The mechanical fasteners are primarily precision-extruded and injection-molded plastic devices used in various automotive, general industrial and retail applications.

Our larger competitors in label materials include UPM Adhesive Materials, a subsidiary of UPM Corporation; Fedrigoni Self-Adhesives; Lintec Corporation; Flexcon Corporation, Inc.; and an array of smaller regional and local companies. For graphics and reflective products, our largest competitors are 3M Company ("3M") and the Orafol Group. For performance tapes products, our competitors include 3M; Tesa-SE, a subsidiary of Beiersdorf AG; Nitto Denko Corporation; and numerous regional and specialty suppliers. For fastener products, there is a variety of competitors supplying extruded and injection molded fasteners and fastener attaching equipment. We believe that entry of competitors into the field of pressure-sensitive adhesives and materials is limited by technical knowledge and capital requirements. We believe that our technical expertise, size and scale of operations, broad line of quality products, reliable service, product and process innovation, distribution capabilities and brand strength are the primary advantages in maintaining and further developing our competitive position.

Solutions Group

Our Solutions Group is a leading provider of information and branding solutions that cover worldwide marketplace needs ranging from digital identification and data management to branding and embellishment, productivity, pricing and retail media. Our ultra-high-frequency RFID solutions empower customers across multiple retail and industry segments, including apparel, logistics, food and grocery, and general retail, to connect the physical and digital worlds by enabling a digital identity and life for physical items.

The branding solutions of the Solutions Group include brand embellishments, graphic tickets, tags, and labels, and sustainable packaging. Solutions Group's information solutions include item-level RFID solutions; visibility and loss prevention solutions; price ticketing and marking; care, content, and country of origin compliance solutions; brand protection and security solutions; and Vestcom®-brand shelf-edge productivity and media solutions.

In the Solutions Group, our primary competitors include Checkpoint Systems, Inc., a subsidiary of CCL Industries Inc.; R-pac International Corporation; SML Group Limited; Arizon RFID Technology Cayman Co Ltd; and Tageos SAS, a subsidiary of Fedrigoni Group. We believe that our product, process and solution innovation, global distribution network, reliable service, product quality and consistency, and ability to serve customers consistently with comprehensive solutions close to where they manufacture, source and sell are the key advantages in maintaining and further developing our competitive position.

Research, Development and Innovation

As a global leader in materials science, we innovate to develop and introduce new products and solutions that help customers solve some of the most complex problems in the industries we serve. These include optimizing supply-chain and labor efficiency, reducing waste and mitigating loss, advancing sustainability, circularity and transparency, and helping brands and consumers to better connect. With decades of experience and deep expertise in materials science, engineering, and process technology, we continuously innovate to anticipate market needs, address customer challenges and unlock new opportunities.

Our vision is to leverage the strengths of our Materials and Solutions groups to drive growth by delivering leading solutions at the intersection of the physical and digital worlds. Our decades of experience creating solutions for customers and our deep expertise enable us to bring innovative solutions to the industries we serve. Our innovation efforts focus on anticipating market and customer challenges and opportunities, and applying technology to address them. Our investment in innovation aims to accelerate growth by developing new products and solutions, expand margins through material re-engineering, and enable customer success by leveraging scalable innovation platforms and delivering sustainability initiatives and advanced technologies.

Many of our new products result from our research and development efforts. These efforts are directed primarily toward developing products, solutions and operating techniques and improving productivity, sustainability and product performance, often in close association with our customers or end users. These efforts provide intellectual property that leverages our research and development relating to materials science, such as adhesives, films, inks and release liners, and process engineering technology, such as coating, laminating and printing technologies in Materials Group. We focus on research projects related to RFID, external embellishments, data and digital solutions and printing technologies in Solutions Group. We have and license a number of patents in both of our reportable segments. Additionally, our research and development efforts include sustainable innovation and design of products that advance the circular economy, reduce materials and waste, use recycled content, and extend product end-of-life or enable product recycling.

Acquisitions and Venture Investments

In addition to our investments to support organic growth, we have pursued complementary and synergistic acquisitions. In 2025, we acquired W.F. Taylor Holdings, Inc. ("Taylor Adhesives"), a Georgia-based flooring adhesives business. The aggregate purchase consideration for this acquisition was approximately $390 million. Additionally, during 2025, we made venture investments in five companies developing technological solutions that we believe have the potential to advance our businesses. For information regarding our acquisitions, see Note 2, "Business Acquisitions," in the Notes to Consolidated Financial Statements. For information regarding our venture investments, see Note 9, "Fair Value Measurements," in the Notes to Consolidated Financial Statements.

Patents, Trademarks and Licenses

The loss of individual patents or licenses would not be material to us taken as a whole, nor to our operating segments individually. Our principal trademarks are Avery Dennison, our logo, and Fasson. We believe these trademarks are strong in the market segments in which we operate.

Human Capital Resources

Our Global Workforce

With approximately 69% of our 2025 net sales originating outside the U.S. and approximately 40% of our net sales originating in emerging markets (Latin America, Eastern Europe, Middle East/Northern Africa, and most countries in Asia Pacific), our employees are located in more than 50 countries to best serve our customers. Approximately 83% of our employees at year-end 2025 were located outside the U.S. and approximately 67% were located in emerging markets.

The charts below show our global employee population by region and operational function. Nearly 20,000 of our approximately 35,000 employees at year-end 2025, representing approximately 58% of our global workforce, were in

Asia Pacific, serving our customers in that region. At that time, approximately 71% of our global workforce worked in the operations of our manufacturing facilities or in positions directly supporting them from other locations.

Workforce by Region

Asia Pacific	58 %
North America	22
Europe	17
Latin America	3

Workforce by Function[1]

Operations	71 %
Non-Operations	29

[1]   Reflects reclassification in 2025 of approximately 2,500 employees from Non-Operations to Operations compared to prior year.

Talent & Development

We believe that attracting, developing and retaining highly-skilled talent is critical to our ability to continue delivering sustainable growth. We provide ongoing support and professional development resources to our team members worldwide to ensure that their skills evolve with our business needs, industry trends and human capital management best practices, as well as enable increased productivity, peak performance and career growth. We have strong talent review and succession planning processes that provide targeted development opportunities for our team members. We emphasize on-the-job development and coaching, and also provide facilitator-led and direct-access online training, leadership opportunities to execute special projects and, in some cases, cross-functional, cross-regional or cross-divisional work assignments. Our enterprise competency model represents our global standard for the leadership skills and behaviors that we develop in our employees so we can achieve our vision. This model, which establishes clear expectations that align with our values and strategies and increases fairness, consistency and transparency in how we hire/select, promote, develop and reward our talent, was embedded into key talent processes and practices in 2025, including performance management, development and learning.

Compensation & Benefits

Our total rewards philosophy is to offer market-based, competitive wages and benefits in the markets where we operate. All of our employees were paid at least the applicable legal minimum wage, and over 98% of our employees were paid above the applicable legal minimum wage, at year-end 2025. Pay is generally positioned around the market median, with variances largely based on knowledge, skills, years of experience and consistent with our pay-for-performance philosophy. In addition to base wages, our compensation and benefit programs — which vary by region, country and business unit — include short-term incentives (generally paid in cash), long-term incentives (e.g., cash- or stock-based awards), employee benefit and retirement plans, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, leave of absence benefits, and employee assistance programs. We offer the opportunity for flexible work arrangements for certain of our office-based workforce to provide them with flexibility to balance their work and personal commitments, while ensuring that we meet the needs of our business. Our information technology infrastructure, information security protocols and digital tools support employee efficiency and effectiveness wherever they work.

Pay equity is an important part of our global pay planning and practices. Each year, we engage an independent third party to evaluate internal pay equity, making merit-based pay adjustments where appropriate. In 2025, we reviewed pay, including base, annual, and long-term incentives. We continue to enhance our manager education, tools and processes to provide fair and equitable pay.

Employee Engagement

A highly engaged workforce not only allows us to attract and retain top-tier talent but also translates directly into better business outcomes that benefit all our stakeholders. Because we believe that an engaged workforce promotes retention and minimizes employee turnover, we annually conduct a global employee experience survey, which in 2025 leveraged for the third year a modernized platform and process, providing real-time access to results, improved analytics and ability to connect data throughout the employee experience, more meaningful comparisons to external benchmarks, and ongoing pulse survey capability. Our business and functional teams use the anonymized results of this survey to identify potential opportunities for improvement, implementing action plans as appropriate. While employee engagement is the result of many factors, we believe our strong, encouraging and open leadership, as well as our continued efforts to foster a collaborative, supportive culture, has led to strong workforce engagement.

Workforce Health & Safety

Safety is one of our highest priorities, and we work to ensure our manufacturing facilities, distribution centers and administrative offices focus on safety, so that anyone working in or visiting one of our locations feels and remains safe from injury. Our global Recordable Incident Rate of 0.17 in 2025 was significantly lower than the Occupational Safety and Health Administration manufacturing industry average of 2.7 in 2024 (the most recent available industry average).

Workplace Culture

We believe our talent is one of our greatest competitive advantages. We are dedicated to strengthening our high-performance, values-based culture—an environment grounded in fairness that provides our team members opportunities to thrive. By fostering a workplace that embraces a mix of skills, experiences and backgrounds, we empower our employees to be increasingly productive, innovative and engaged.

Manufacturing and Environmental Matters

We use various raw materials – primarily paper, plastic films and resins, as well as specialty chemicals purchased from various commercial and industrial sources – that can be subject to significant price fluctuations. Although shortages can occur from time to time, these raw materials are generally available.

We produce the majority of our self-adhesive materials using water-based emulsion and hot-melt adhesive technologies. A portion of our manufacturing process for self-adhesive materials utilizes organic solvents, which, unless controlled, could be emitted into the atmosphere or contaminate soil or groundwater. Emissions from these operations contain small amounts of volatile organic compounds, which are regulated by federal, state, local and foreign governments. In connection with the maintenance and acquisition of certain manufacturing equipment, we invest in solvent capture and control units to assist in regulating these emissions.

We have developed adhesives and adhesive processing systems that minimize the use of solvents. Emulsion adhesives, hot-melt adhesives, and solventless and emulsion silicone systems have been installed in many of our facilities.

Based on current information, we do not believe that the cost of complying with applicable laws regulating the emission or discharge of materials into the environment, or otherwise relating to the protection of the environment, will have a material effect upon our capital expenditures, financial position, results of operations or competitive position.

For information regarding our potential responsibility for cleanup costs at certain hazardous waste sites, see Note 8, "Contingencies," in the Notes to Consolidated Financial Statements.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed with, or furnished to, the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on our investor website at www.investors.averydennison.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. This website address is not intended to function as a hyperlink and the information located there is not, nor should it be considered, part of this report or incorporated by reference into this report. We also make available on the investors section of our website under "Governance Documents" the following documents as currently in effect: (i) Amended and Restated Certificate of Incorporation, as amended; (ii) Amended and Restated Bylaws; (iii) Corporate Governance Guidelines; (iv) Code of Conduct, which applies to our directors, officers and employees; (v) Code of Ethics for our Chief Executive Officer and Senior Financial Officers; (vi) charters of the Audit, Talent and Compensation, Governance, Cybersecurity, and Finance Committees of our Board of Directors; and (vii) Audit

Committee Complaint Procedures for Accounting and Auditing Matters. These documents are also available free of charge upon written request to our Corporate Secretary, Avery Dennison Corporation, 8080 Norton Parkway, Mentor, Ohio 44060.

Reports filed with or furnished to the SEC may be viewed at www.sec.gov.

Item 1A. RISK FACTORS

The risk factors described in this section could materially adversely affect our business, including our results of operations, cash flows and financial condition, and cause the value of our securities to decline. This list of risks is not exhaustive. Our ability to attain our goals and objectives is dependent on numerous factors and risks, including, but not limited to, the most significant ones described in this section.

Risk Related to Our International Operations

The demand for our products is impacted by the effects of, and changes in, worldwide economic, geopolitical, social and labor conditions, which have had in the past and could in the future have a material adverse effect on our business.

We have operations in more than 50 countries and our domestic and international operations are strongly influenced by matters beyond our control, including changes in economic, geopolitical, social and labor conditions, tax laws, and U.S. and international trade regulations (including tariffs), as well as the impact these changes have on demand for our products. In 2025, approximately 69% of our net sales originated outside the U.S.

Macroeconomic developments such as impacts from slower growth in the geographic regions in which we operate; inflation resulting from, among other things, increased raw material, energy and freight costs; labor shortages; geopolitical, social, supply chain and other disruptions; epidemics, pandemics or other outbreaks of illness, disease or virus; and uncertainty in global credit or financial markets could result in a material adverse effect on our business as a result of, among other things, lower consumer spending, fluctuations in foreign currency exchange rates, reduced asset valuations, diminished liquidity and credit availability, volatility in securities prices, and credit rating downgrades.

Trade-related uncertainty remains elevated between the U.S. and other regions and countries, including Canada, Mexico, China, India and the European Union. In 2025, the U.S. implemented a 10% global baseline tariff rate on nearly all imports, with higher rates on certain goods. Additionally, it applied significant tariffs on goods from Canada, Mexico, China and the European Union, each of which announced reciprocal tariffs. The amount of these tariffs or the classes of goods on which they are applied continues to evolve and could significantly change. The U.S. government continues to negotiate with countries regarding the tariffs. In July 2025, the U.S. and the European Union agreed to a framework for a trade deal that included a baseline tariff rate of 15% on most goods imported from the European Union into the U.S. While the direct impacts on our operations after our mitigating actions have not been significant, our business could be materially adversely impacted by changes in U.S. and non-U.S. trade policies, including potential modifications to existing trade agreements and additional tariffs or other restrictions on free trade, impacting our raw materials or finished products. The indirect impact on demand for our products and solutions as a result of these events, which have resulted in softer consumer volumes, continues to be uncertain and elevated. We estimate that the indirect impact of tariffs resulted in an aggregate low single digit rate decrease in sales in our overall apparel categories over the second, third and fourth quarters of 2025. On February 20, 2026, the U.S. Supreme Court issued a decision holding that the International Emergency Economic Powers Act does not authorize the President to impose tariffs. While this may provide immediate relief from these specific duties, there will likely be a period of trade policy instability. Further developments in international trade relations, including increased deglobalization, could have a material adverse effect on our business.

In addition, business and operational disruptions or delays caused by geopolitical, social or economic instability and unrest – such as recent civil, political and economic disturbances in Syria, Yemen, Iran, Turkey, North Korea, and Bangladesh and the related impact on global stability, the Russia-Ukraine war, the Israel-Hamas war, the U.S.'s engagement in Venezuela, terrorist attacks and the potential for other hostilities or natural disasters in various parts of the world – could have a material adverse effect on our business. Since the Russia-Ukraine war began in 2022, we have maintained our position of not shipping products to the Russian market. The impact of the continuing war, as well as any further retaliatory actions taken by Russia, the U.S., the European Union and other jurisdictions, is unknown and could have a material adverse effect on our business. In addition, our sales in Israel have not recovered since the beginning of the Israel-Hamas war in late 2023, with sales representing less than 1% of our total net sales in 2025. The continued impact of this war and any related hostilities in the Middle East region or elsewhere is unknown and could have a material adverse effect on our business.

We are not able to predict the duration and severity of adverse economic, geopolitical, social, or labor conditions in the U.S. or other countries.

Foreign currency exchange rates, and fluctuations in those rates, affect our business.

The majority of our net sales in 2025 was denominated in foreign currencies. Our financial results are therefore subject to the impact of currency translation, which may be material. Overall, our foreign currency transaction exposure is largely mitigated because the costs of our products are generally denominated in the same currencies in which they are sold.

Fluctuations in foreign currency exchange rates, such as the unfavorable impacts associated with the Indian rupee and Brazilian real and favorable impacts associated with the euro in 2025, may result in a variety of negative effects, including lower net sales, increased costs, lower gross margins, increased allowance for credit losses and/or write-offs of accounts receivable, and required recognition of impairments of capitalized assets, including goodwill and other intangible assets. Foreign currency translation increased our 2025 net sales by approximately $29 million compared to the prior year.

We monitor our foreign currency exposures and sometimes use hedging instruments to mitigate some of our transactional exposure to changes in foreign currencies. The effectiveness of our hedges in part depends on our ability to accurately forecast our future cash flows, which is particularly difficult during periods of uncertain demand for our products and services and volatile foreign currency exchange rates. Our hedging activities may offset only a portion, or none at all, of the material adverse financial effects of unfavorable movements in foreign currency exchange rates over the limited time the hedges are in place and we may incur significant losses from these activities.

Our operations and activities outside of the U.S. subject us to risks different from and potentially greater than those associated with our domestic operations.

A substantial portion of our employees and assets are located outside of the U.S. and, in 2025, approximately 69% of our net sales were generated outside of the U.S. International operations and activities involve risks that are different from and potentially greater than the risks we face in our domestic operations, including changes in foreign geopolitical, regulatory and economic conditions, whether nationally, regionally or locally; changes in foreign currency exchange rates; differing levels of inflation; reduced protection of intellectual property rights; laws and regulations impacting our ability to repatriate foreign earnings; challenges complying with foreign laws and regulations, including those relating to sales, operations, taxes, employment and legal proceedings; establishing effective controls and procedures to monitor compliance with U.S. laws and regulations; differences in lending practices; and challenges with complying with applicable export and import control laws and regulations.

Our strategy includes continuing to grow in emerging markets, which exposes us to less stable geopolitical conditions, civil unrest, economic volatility, and other risks applicable to operating in these regions.

Approximately 40% of our net sales in 2025 originated in emerging markets. The profitable growth of our business in emerging markets is an important part of our long-term growth strategy and our regional results have and can fluctuate significantly based on their economic conditions and other events that occur more frequently in these markets and can significantly and adversely impact our operations (such as power outages, civil unrest or other hostilities, and labor stoppages). Our business operations have been and may continue to be adversely affected by the current and future political environment in China, both relating to in-country changes in laws and regulations or the interpretation thereof, as well as a result of its response to tariffs by the U.S. government on goods imported from China, tariffs by China on U.S. goods, the increasing use of economic sanctions and export control restrictions, and tensions related to Hong Kong and Taiwan.

If we are unable to successfully expand our business in emerging markets or achieve the return on capital we expect from our investments in these countries, our financial performance would be materially adversely affected. In addition to the risks applicable to our international operations, factors that have negatively impacted our operations in emerging markets from time to time include the less established or reliable legal systems and possible disruptions due to unstable geopolitical conditions, civil unrest or economic volatility. These factors can have a material adverse effect on our business in the affected markets by decreasing consumer purchasing power, reducing demand for our products or increasing our costs.

Risks Related to Our Business

As a manufacturer, our sales and profitability depend upon the availability and cost of raw materials and energy, which may be subject to significant price fluctuations, and our ability to control or offset increases in raw material and labor costs. Raw material and freight cost increases have impacted our business.

Raw materials represent a significant portion of our costs and a critical factor in our profitability. The markets for the raw materials used in our businesses can be volatile, impacting availability and pricing. Additionally, energy costs can be volatile and unpredictable. Shortages and inflationary or other increases in the costs of raw materials, labor, freight and energy have occurred in the past, and could recur. In past years, we implemented targeted price increases in our Materials Group reportable segment to address raw material inflation; more recently, we implemented deflation-related price reductions as a result of lower raw material costs. If we experience inflationary headwinds in the future, we may implement similar pricing actions. Our performance depends in part on our ability to offset increased raw material costs by raising our selling prices or re-engineering our products.

It is also important for us to obtain timely delivery of materials, equipment and other resources from suppliers, and to make timely delivery to customers. We may experience supply chain disruptions due to natural and other disasters or other events, or our existing relationships with suppliers could deteriorate or end in the future. While we undertake business continuity planning and take actions to mitigate these disruptions when they occur, such as sourcing from other regions or suppliers, any disruption in our supply chain could negatively impact our sales and profitability, and any sustained inability to obtain adequate supplies could have a material adverse effect on our business.

We are affected by changes in our markets due to competitive conditions, technological developments, laws and regulations, and customer preferences. If we do not compete effectively or respond appropriately to these changes, it could reduce demand for our products and solutions, or we could lose market share or reduce our selling prices to maintain market share, any of which could materially adversely affect our business.

Growing the proportion of our portfolio in high-value categories that serve markets that are growing faster than gross domestic product, represent large pools of potential profit and leverage our core capabilities is an important part of our long-term growth strategy. High-value products and solutions include our specialty and durable label materials, graphics and reflective solutions, industrial and medical tapes, and trade and specialty adhesives; intelligent labels that use RFID tags and inlays; shelf-edge pricing, productivity and consumer engagement solutions; and external embellishments. We face the risk that existing or new competitors, which include some of our customers, distributors and suppliers, will expand in our key market segments or develop new technologies, including in high-value categories, enhancing their competitive position relative to ours. Competitors also may be able to offer products, services, lower prices or other incentives that we cannot or that, to maintain profitability, we may not be able to offer. There can be no assurance that we will be able to compete successfully against current or future competitors or new technologies.

We are also exposed to changes in customer order patterns, such as changes in the levels of inventory maintained by customers and the timing of customer purchases and new intelligent label program rollouts, which are affected by announced pricing actions, changes in our customer incentive programs, our customers' ability to achieve incentive targets, as well as changes in trade policy. Changes in customers' preferences for our products can also decrease demand for our products and have a material adverse effect on our business. In our Solutions Group reportable segment, sales in our overall apparel categories declined in 2025 as a result of tariff-related uncertainty. In our Materials Group reportable segment, as supply chain constraints eased in 2022, customers increased inventory levels following a period of reduced availability. In the fourth quarter of 2022, inventories downstream from our company began to unwind swiftly, resulting in lower demand. This continued in 2023, with volume improving sequentially throughout that year and normalizing in 2024.

We are affected by changes in our markets due to increasing environmental regulations and sustainability trends. If we do not respond appropriately to these changes, it could negatively impact customer demand, our market share and pricing, any of which could materially adversely affect our business. Adverse weather conditions and natural disasters, including those related to the impacts of climate change, have and can adversely affect our business.

A substantial amount of our label materials is sold for use in packaging in the food, beverage, and home and personal care market segments. In recent years, there has been an accelerated focus on sustainability and transparency in sustainability reporting, with greater concern regarding climate change and single-use plastics, corporate commitments and increasing stakeholder expectations regarding the reuse and recyclability of plastic packaging and recycled content, and increased regulation in multiple geographies regarding the collection, recycling and use of recycled content. Changes in consumer preferences, laws and regulations related to the use of raw materials and extended producer responsibility rules focused on the end-of-life of products, particularly in Europe and certain states in the United States, present the risk of reduced demand for certain of our products if customers seek decoration technology alternatives to pressure-sensitive labeling, but also the opportunity for increased demand for our more sustainable products, a significant focus of our research and development and related innovation efforts. We have established strategic innovation platforms and priorities focused, among other things, on delivering products and solutions that advance the circular economy, reduce supply chain waste and address the need for increased recyclability of packaging. We have made substantial investments in our sustainability-driven products, but there can be no assurance that they will be successful, and a significant reduction in the use of packaging could materially adversely affect demand for our products.

Changes in sustainability-focused regulation present a risk to our business. In February 2026, the U.S. Environmental Protection Agency rescinded its 2009 Greenhouse Gas Endangerment Finding, which served as the foundation for various regulations of GHG emissions. Conversely, while currently in a state of flux, reporting requirements such as the European Union's Corporate Sustainability Reporting Directive, which will impose additional disclosure requirements for our company beginning in 2028 (based on 2027 data), and the state of California's climate reporting requirements are expected to increase the amount of sustainability data we are required to generate, audit, verify through third-parties and disclose. Developments in regulatory actions regarding these matters are likely to continue and may require conflicting responses, which could divert the attention of management. In addition, costs to comply with these regulations are likely to grow and any failure to meet the requirements of these regulations could result in fines or other penalties.

The scientific consensus is that emissions of greenhouse gases ("GHG") are altering our atmosphere in ways that are adversely affecting global climate. There is continuing concern from members of the scientific community and the general public that GHG emissions and other human activities will continue causing significant changes in weather patterns and increase the frequency or severity of extreme weather events, including droughts, wildfires and flooding. These types of extreme weather events have and may continue to adversely impact us, our suppliers and our customers, including their ability to purchase our products and our ability to timely receive appropriate raw materials to manufacture and transport our products on a timely basis. The extent of the impact of climate change on our business is uncertain, as it will depend on the limits imposed by, and timing of, new or stricter laws and regulations, more stringent environmental standards and expectations, and evolving customer and consumer preferences, but it is likely to increase our costs and could have a material adverse effect on our business. After partnering with a third-party expert to assess our disclosures against the recommendations regarding the information that companies should disclose to allow their stakeholders to assess and price their climate-related risks, we have preliminarily aligned our reporting with Financial Stability Board's Task Force on Climate-related Financial Disclosures requirements.

Concern regarding climate change has also led and is likely to continue leading to increasing demands by legislators and regulators, customers, consumers, investors, employees and non-governmental organizations for companies to reduce their GHG emissions. We exceeded our 2025 sustainability goal to achieve a 26% absolute cumulative reduction in our GHG emissions from our 2015 baseline, delivering an absolute cumulative reduction of approximately 60%. As part of our more ambitious 2030 sustainability goals, we are aiming by 2030 to reduce our Scope 1 and 2 GHG emissions by 70% compared to our 2015 baseline and work with our supply chain to reduce Scope 3 GHG emissions. We could face risks to our reputation, investor confidence and market share if we are unable to continue reducing our GHG emissions at levels satisfactory to our stakeholders.

We have recently acquired companies and are likely to acquire other companies. Acquisitions come with significant risks and uncertainties, including those related to integration, technology and employees.

To drive our strategies to increase the proportion of our business from high-value categories, enhance our portfolio by growing our existing businesses and expanding into new areas, and accelerate market-driven innovation, we have made acquisitions and are likely to continue acquiring companies. In 2025, we acquired Taylor Adhesives for purchase consideration of approximately $390 million. The success of any acquisition depends on the ability of the combined company to realize the anticipated benefits from combining our businesses. Realizing these benefits depends, in part, on maintaining adequate focus on executing the business strategies of the combined company as well as the successful integration of assets, operations, functions and personnel. We continue to evaluate acquisition targets and ensure we have a pipeline of potential opportunities.

Various risks, uncertainties and costs are associated with acquisitions. Effective integration of systems, controls, employees, product lines, market segments, customers, suppliers and production facilities and cost savings can be difficult to achieve and the success of integration activities can be uncertain. While we have not experienced significant issues with our recent acquisitions, if management of our combined company is unable to minimize the potential disruption of the combined company's ongoing business during the integration process, the anticipated benefits of any acquisition may not be fully realized. In addition, the inability to successfully manage the implementation of appropriate systems, policies, benefits and compliance programs for the combined company could have a material adverse effect on our business. We may not be able to retain key employees of an acquired company or achieve the projected performance targets for the business into which an acquired company is integrated. Both before and after the closing of an acquisition, our business and that of the acquired company may suffer due to uncertainty or diversion of management attention. Future acquisitions could result in increased debt, dilution, liabilities, interest expense, restructuring charges and amortization expenses related to intangible assets. There can be no assurance that acquisitions will be successful, contribute to our profitability or drive accretive returns. Further, we may not be able to identify additional value-accretive acquisition targets that can advance our strategies or be able to successfully execute additional acquisitions in the future.

A significant consolidation of our customer base could negatively impact our business.

A significant consolidation of our customer base could negatively impact our business. In 2025, no single customer represented 10% or more of our net sales, with our customer base highly fragmented. In recent years, some of the converter customers served by our Materials Group reportable segment have consolidated and integrated vertically and some of our largest customers have acquired companies with similar or complementary product lines. Industry consolidation could continue to increase the concentration of our business with our largest customers. Further consolidation may increase pressure from customers for us to lower our selling prices. While we have been generally successful at managing customer consolidations in the past, increased pricing pressures from our customers could have a material adverse effect on our business.

Because some of our products are sold by third parties, our business depends in part on the financial condition of these parties and their customers.

Some of our products are sold by third-party distributors. Some of our distributors also market products that compete with our products. Changes in the financial or business conditions, including economic weakness, market trends or industry consolidation, or the purchasing decisions of these distributors or their customers, could materially adversely affect our business.

Our reputation, sales, and earnings could be materially adversely affected if the quality of our products and services does not meet customer expectations. In addition, product liability claims or regulatory actions could materially adversely affect our business and reputation.

There are times when we experience product quality issues resulting from defective materials, manufacturing, packaging or design. These issues are often discovered before shipping, causing delays in shipping, delays in the manufacturing process, or, occasionally, cancelled orders. When issues are discovered after shipment, they may result in additional shipping costs, discounts, refunds or loss of future sales. Both pre-shipping and post-shipping quality issues could have a material adverse effect on our business and negatively impact our reputation.

Claims for losses or injuries purportedly caused by some of our products arise in the ordinary course of our business. Although we maintain product liability insurance coverage, claims are subject to a deductible or may not be covered under the terms of the policy. In addition to the risk of substantial monetary judgments and penalties that could have a material adverse effect on our business, product liability claims or regulatory actions could result in negative publicity, reputational harm or loss of brand value. We also could be required to recall and possibly discontinue the sale of products deemed to be defective or unsafe, which could result in adverse publicity and significant expense.

Changes in our business strategies and the restructuring of our operations affect our costs and the profitability of our businesses. In addition, our profitability may be materially adversely affected if we generate less productivity improvement from our restructuring and other cost reduction actions than anticipated.

As our business environment changes, we have adjusted and may need to further adjust our business strategies, restructure our operations or particular businesses, or adjust our operational footprint. As we continue to develop and adjust our growth strategies, we may invest in new businesses that have short-term returns that are negative or low and whose ultimate business prospects are uncertain or could be unprofitable.

We engage in restructuring actions from time to time to reduce our costs and increase efficiencies. We expended approximately $47 million in 2025 compared to approximately $42 million related to restructuring actions in 2024. Our restructuring actions in 2025 related to various locations across our company in both our Solutions Group and Materials Group reportable segments. We had incremental savings from restructuring actions, net of transition costs, of more than $60 million in 2025. As part of our continuous efficiency improvement culture, we intend to continue our efforts to reduce costs, which have in the past included, and may continue to include, facility closures and square footage reductions, headcount reductions, organizational restructuring, process standardization, and manufacturing relocation. For example, in 2025, we completed a European footprint optimization in Belgium for our Materials Group reportable segment, and in 2024, we consolidated our Solutions Group reportable segment's operations in Mexico. The success of these efforts is not assured and targeted savings may not be realized. In addition, cost reduction actions can result in restructuring charges and could expose us to production risk, loss of sales and employee turnover. We cannot provide assurance that we will achieve the intended results of any of our restructuring and other cost reduction actions, which involve operational complexities, consume management attention and require substantial resources and effort. If we fail to achieve the intended results of such actions, our costs could increase, our assets could be impaired, and our savings from these actions could be lower than expected.

Our ability to develop and successfully market new products and applications impacts our competitive position.

The timely introduction of new products and improvements to current products helps determine our success. Many of our current products are the result of our research and development efforts, for which we expensed $137 million in 2025. These efforts are directed primarily toward developing new products and solutions and operating techniques and improving product performance, often in close association with our customers or end users. These efforts include patent and product development work relating to printing and coating technologies, as well as adhesive, release and ink chemistries in our Materials Group reportable segment. We focus on research projects related to RFID, external embellishments and digital solutions in our Solutions Group reportable segment. Additionally, our research and development efforts include sustainable innovation and design of products that increase the use of recycled content, reduce waste, extend life or enable recycling. Research and development requires innovation and anticipation of market trends, which means that the costs of these expenditures may not be recovered through additional sales. We could focus on products that ultimately are not accepted by customers or end users or we could experience delays in the production or launch of new products that could compromise our competitive position.

Our infrastructure needs impact our business and expenditures.

We continue to invest in our long-term growth and margin expansion plans, with approximately $200 million in capital expenditures, including fixed assets and information technology, in 2025. We may not be able to recoup the costs of our infrastructure investments if actual demand is not as we anticipate. In 2025, we opened our first RFID inlay and label production site in India. Additionally, in recent years, we expanded our Materials Group's manufacturing capabilities in Brazil, France, India, China and Ohio; moved our Solutions Group's Vietnam business into a new, expanded facility; and made additional investments in both capacity and business development globally for our Intelligent Labels platform. Infrastructure investments, which are long-term in nature, may not generate the expected return due to changes in the marketplace, unanticipated challenges in execution, and other factors. Significant changes from our expected need for and/or returns on our infrastructure investments could materially adversely affect our business.

Difficulty in the collection of receivables as a result of economic conditions or other market factors could have a material adverse effect on our business.

Although we have processes to administer credit granted to customers and believe our allowance for credit losses is adequate, we have in the past had to increase the allowance due to, among other things, epidemics, pandemics or other outbreaks of illness, supply chain challenges, regulatory restrictions and inflationary pressures, and in the future may experience losses as a result of our inability to collect some of our accounts receivable. A customer's financial difficulties are likely to result in reduced business with that customer. We may also assume higher credit risk relating to receivables of a customer experiencing financial difficulty. In January 2026, a large customer of our Materials Group reportable segment filed for prepackaged Chapter 11 bankruptcy protection; we currently expect to collect on our prepetition outstanding receivables from this customer. If these developments were to occur widely in our customer base, our inability to collect on our accounts receivable could substantially reduce our cash flows and income and have a material adverse effect on our business.

There is a rapidly evolving awareness and focus from certain stakeholders, including our investors, customers and employees, with respect to our company's sustainability and governance practices, which could affect our business.

Investor and societal expectations with respect to sustainability or governance matters continue to evolve, with some stakeholders seeking companies to demonstrate progress with respect to environmental stewardship, human capital, corporate governance, support for our communities, and transparency, and other stakeholders suggesting that companies focus on delivering for their stockholders to the exclusion of focus in these other areas. A failure to adequately meet evolving stakeholder expectations and timely comply with competing regulatory requirements at the federal, state and local levels could result in loss of business, diluted market valuation, an inability to attract and retain customers and personnel, increased negative investor sentiment toward us and/or our customers and the diversion of investment to other industries, which could have a negative impact on our stock price and access to and cost of capital.

Risks Related to Information Technology

Significant disruption to the information technology infrastructure that stores our information and runs our operations could materially adversely affect our business.

We rely on the efficient and uninterrupted operation of a large and complex information technology infrastructure to link our global business. Like all information technology systems, ours are susceptible to a number of risks including, but not limited to, damage or interruptions resulting from obsolescence, natural disasters, power failures, human error, viruses, social engineering, phishing, ransomware or other malicious attacks and cybersecurity events. We upgrade and install new systems, which, if installed or programmed incorrectly or on a delayed timeframe, could cause delays or cancellations of customer orders, impede the manufacture or shipment of products, or disrupt the processing of transactions. We have continued to implement measures to mitigate our risk related to system and network disruptions, but if a significant disruption were to occur, we could incur losses and remediation costs that could have a material adverse effect on our business.

Additionally, we rely on services provided by third-party vendors for certain information technology processes, including system infrastructure management, application management, and software as a service. While we have matured our cybersecurity due diligence process, this reliance on third parties makes our operations vulnerable to a failure by any one of these vendors to perform adequately or maintain effective internal controls.

Cybersecurity or other security breaches could compromise our information and expose us to liability, which could have a material adverse effect on our business and reputation.

We maintain information necessary to conduct our business in digital form, which is stored in data centers and on our networks and third-party cloud services, including confidential and proprietary information as well as personal information regarding our customers and employees. The secure maintenance of this information is critical to our operations. Data maintained in digital form and on cloud services is subject to the risk of intrusion, tampering and theft. We develop and maintain systems and processes at significant cost to prevent this from occurring, and conduct ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. We experience non-material cybersecurity events each year that are escalated through our documented and tested security incident response plan, and although we have not experienced a significant breach in recent years, the possibility of intrusion, tampering and theft cannot be eliminated entirely. Our information technology and infrastructure are vulnerable to attacks by threat actors or system compromises due to employee error, malfeasance or other disruptions, and the threat landscape remains challenging with our digital business transformation, remote or hybrid employees, the increasing use of artificial intelligence ("AI"), and interconnected supply chains expanding the risk of attack. Threat actors are increasingly leveraging AI for cyberattacks, and our increasing use of AI carries risks related to data security, privacy events, and potential algorithmic bias. These AI risks could lead to operational disruptions, regulatory investigations or actions, data security events and potential financial loss.

We also perform cybersecurity due diligence and mitigate identified risks during our due diligence process related to potential acquisitions; however, there is still a risk that a recent or future acquisition experiences an event that could lead to a breach before risks are able to be mitigated. Additionally, we provide confidential, proprietary and personal information to third parties when it is necessary to pursue business objectives. While we obtain written agreements and assurances that these third parties will protect this information and, where appropriate, assess the protections utilized by these third parties, we are aware of suppliers in our ecosystem who have experienced security events, and there is a risk that confidentiality of data held by third parties may be compromised.

Breaches or attacks can compromise our network, the network of a third party to whom we have disclosed confidential, proprietary or personal information, a data center where we have stored such information or a third-party cloud service provider, and the information stored there could be accessed, publicly disclosed, lost or stolen. Any access, disclosure or loss of information could disrupt our operations, impair our ability to conduct business, result in legal claims or proceedings, damage our reputation, or result in the loss or diminished value of profitable opportunities and the loss of revenue as a result of unlicensed use of our intellectual property. Contractual provisions with third parties, including cloud service providers, substantially limit our ability to fully recover these potential losses. If the personal information of our customers or employees were to be misappropriated, we could incur costs to compensate our customers or employees or pay damages or fines as a result of litigation or regulatory actions and our reputation with our customers and employees could be injured, resulting in loss of business or decline in employee morale. Data privacy legislation and regulation have been increasing in recent years – including, for example, the General Data Protection Regulation in the EU, the Personal Information Protection Law in China, the General Data Protection Law in Brazil and the state of California's Privacy Rights Act – and although we have made reasonable efforts to comply with all applicable laws and regulations, there can be no assurance that we will not be subject to regulatory action in the event of a data privacy violation.

Cybersecurity risk and ransomware attacks on companies continue to significantly increase and there can be no assurance that we have fully protected our information, that third parties to whom we have disclosed such information or with whom we have stored such information (in data centers and in the cloud) have taken effective precautions, or that we will not experience hacking or intrusion attempts that could have a material adverse effect on our business. In addition to maintaining a comprehensive set of endpoint, network, email and cloud security solutions, we continue to take steps to further improve the security of our networks and systems, including maturing our zero trust architecture and strategy; enhancing and testing our security incident response plan; maturing our operational technology security program; implementing more robust cloud security across multiple platforms; establishing AI policies, governance and risk management; maturing our data loss prevention framework to protect our critical data, network and site access controls; increasing network segmentation; enhancing our focus on third party risk management; and improving our capabilities based on threat intelligence and the publicized incidents experienced by other companies, as well as ones that we have experienced despite their minimal operational or financial impact to date.

Risks Related to Income Taxes

Changes in our tax rates affect our business.

Our effective tax rate is affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws and regulations or their interpretation. The impact of these changes could materially impact our business.

Legislation implementing changes in taxation of business activities, adoption of other corporate tax policies, or other changes in tax legislation impact our business.

The prevention of base-erosion and tax transparency continue to be high priorities for many tax jurisdictions worldwide. As a result, policies regarding corporate income and other taxes remain under heightened scrutiny globally. Due to the size of our international business activities, any substantial change in corporate tax policies, tax enforcement activities or legislative or regulatory tax-related actions could have a material adverse effect on our business.

The amount of income taxes we pay is subject to ongoing compliance requirements and audits by federal, state and foreign tax authorities.

We are subject to regular examinations of our income tax returns by various tax authorities. We regularly assess the likelihood of material adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. In addition, tax enforcement has become increasingly aggressive in recent years focused primarily on transfer pricing and intercompany documentation. Our estimate of the potential outcome of uncertain tax issues requires significant judgment and is subject to our assessment of relevant risks, facts and circumstances existing at the time. We use these assessments to determine the adequacy of our provision for income taxes and other tax-related accounts. Our results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may materially adversely affect our effective tax rate.

We have deferred tax assets that we may not be able to realize under certain circumstances.

If we are unable to generate sufficient taxable income in certain jurisdictions, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowances against our deferred tax assets. This would increase our effective tax rate and could have a material adverse effect on our business. In addition, changes in statutory tax rates may change our deferred tax asset or liability balances, with either a favorable or unfavorable impact on our effective tax rate. A significant portion of our indefinite-lived net operating loss carryforwards is concentrated in Luxembourg and may require decades to be fully utilized under our current business model. Decreases in the statutory tax rate or changes in our ability to generate sufficient future taxable income in Luxembourg could materially adversely affect our effective tax rate. In addition, the computation and assessment of the realizability of our deferred tax assets may also be materially impacted by new legislation or regulations.

Risks Related to Human Capital

For us to remain competitive, deliver on our business strategy and avoid business disruption, it is important to recruit high caliber talent, retain key management and highly-skilled employees and receive high quality service from all outsourced service providers. This includes providing market-competitive compensation and benefits and ensuring an engaged global team.

Competition to recruit and retain critical talent was challenging in recent years. Our ongoing productivity efforts and restructuring actions can increase this challenge. When it comes to our outsourced service providers, we have experienced delays or errors and reduced resource availability and managed ongoing risk when it comes to people, processes and software.

Executive succession planning is critical to our long-term success. While we believe we have appropriate leadership development programs and succession plans in place that are regularly discussed with the Talent and Compensation Committee of our Board of Directors (our "Board"), any failure to ensure effective leadership transitions and knowledge transfer involving key management or other highly-skilled employees could hinder our strategic planning and execution.

We have various non-U.S. collective labor arrangements, which make us subject to potential work stoppages, as well as union and works council campaigns and other labor disputes, any of which could adversely impact our business.

Work interruptions or stoppages at our company or our suppliers could significantly impact our ability to deliver for our customers. In addition, collective bargaining agreements, union contracts and labor laws may impair our ability to close or downsize manufacturing facilities because of limitations on personnel and salary and other restrictions. A work stoppage at one or more of our facilities, or the facilities of our customers or suppliers, could have a material adverse effect on our business.

In addition, the recent and ongoing geopolitical unrest and weather-related effects of climate change in numerous regions could impact the safety and productivity of our employees. Those impacts could also hinder our ability to recruit and retain talent in the impacted regions/countries.

Risks Related to Our Indebtedness

If our indebtedness increases significantly or our credit ratings are downgraded, we may have difficulty obtaining short- and long-term financing on acceptable terms and conditions.

At December 31, 2025, we had approximately $3.73 billion of debt. Our level of indebtedness and credit ratings are significant factors in our ability to obtain short- and long-term financing. Significantly unfavorable changes in our debt leverage position and/or lower credit ratings could negatively impact our ability to issue debt at favorable terms to support our business needs and result in higher financing costs. A downgrade of our short-term credit ratings could impact our ability to access the commercial paper markets and increase our borrowing costs on commercial paper or alternative funding sources, including our revolving credit facility (the "Revolver") or other credit facilities. If our access to commercial paper markets were to become limited, we would need to obtain short-term funding under our Revolver, which would expose us to variable interest rates.

An increase in interest rates adversely affects our business.

In 2025, our average variable-rate borrowings were approximately $739 million. Increases in short-term interest rates directly impact the amount of interest we pay. Fluctuations in interest rates can increase our borrowing costs and have a material adverse effect on our business.

After several years of raising interest rates in an effort to curb rising inflation across the globe, the U.S. Federal Reserve and similar monetary policymaking entities around the world modestly reduced rates in 2025. As of December 31, 2025, the U.S. Federal Reserve's benchmark interest rate was between 3.50% and 3.75%, down from between 4.25% and 4.50% at year-end 2024. When long- and short-term interest rates rise, our borrowing costs increase. Continued increases in interest rates could, among other things, reduce the availability and/or increase the costs of obtaining new debt and refinancing existing indebtedness and negatively impact our business.

Our current and future debt covenants may limit our flexibility.

Our credit facilities and the indentures governing our medium- and long-term notes contain, and any of our future indebtedness likely would contain, restrictive covenants that impose operating and financial restrictions on us. Among other things, these covenants restrict our ability to incur additional indebtedness, incur certain liens on our assets, make certain investments, sell our assets or merge with third parties, or enter into certain transactions. The Revolver contains a financial covenant that requires us to maintain a maximum leverage ratio. Refer to "Capital Resources" in Item 7. "Management's Discussion and Analysis of Financial Condition and Result of Operations" of this Annual Report on Form 10-K for more information about this financial covenant. These restrictive covenants and ratios may limit or prohibit us from engaging in certain activities and transactions that may be in our best interest, which could materially adversely affect our business. The failure to comply with these or other covenants governing other indebtedness, including indebtedness incurred in the future, could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and result of operations, including by triggering cross-defaults in other debt facilities.

Risk Related to Ownership of Our Stock

Our stock price is subject to significant variability.

Changes in our stock price, among other things, affect our access to, or cost of financing from, capital markets, our stock-based compensation arrangements and our effective tax rate. Our stock price, which declined during the second half of 2024 and remained relatively stable during 2025, is influenced by changes in the overall stock market and demand for equity securities in general. Other factors, including our financial performance on an absolute basis and relative to peer companies and competitors, as well as market expectations of our performance, the level of perceived growth or profit of the industries we serve, and other company-specific factors, may also materially adversely affect our stock price. There can be no assurance that our stock price will not continue to experience significant variability in the future.

We cannot guarantee that we will continue to repurchase shares of our common stock or pay dividends on our common stock or that repurchases will enhance long-term stockholder value. Changes in our levels of stock repurchases or dividends could affect our stock price and increase its variability.

In April 2025, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $750 million, in addition to the amount of shares that were then available for repurchase under our previous Board authorization. In 2025, we repurchased 3.2 million shares of our common stock at an aggregate cost of $575.6 million. As of December 31, 2025, shares of our common stock in the aggregate amount of $526.3 million remained authorized for repurchase under the 2025 Board authorization. We repurchase shares through a variety of methods, which may include open market purchases, privately negotiated transactions, block trades or accelerated share repurchase transactions. Our share repurchase authorizations do not obligate us to acquire any specific number of shares or to repurchase any specific number of shares for any fixed period. The timing and amount of our repurchases, if any, are subject to our capital allocation strategy as it may evolve from time to time, our view of intrinsic value coupled with a disciplined repurchase grid, market and economic conditions, applicable legal requirements and other relevant factors. We may limit, suspend or discontinue repurchasing shares at any time at our discretion without prior notice.

Paying a sustainable dividend is a key part of our capital allocation strategy. Although we increased our quarterly dividend rate by approximately 7% in April 2025, there can be no assurance that we will maintain this rate or approve further increases in the future. We are not obligated to continue declaring dividends, and our payment of dividends could be suspended or discontinued at any time at the discretion of our Board. We will continue to retain future earnings to develop our business, as opportunities arise, and evaluate the amount and timing of future dividends based on our operating results, financial condition, capital allocation strategies and general business conditions. The amount and timing of any future dividends may vary, and the payment of any dividend does not assure that we will pay dividends in the future.

In addition, any future repurchases of our common stock or payment of dividends, or any determination to cease repurchasing stock or paying dividends, could affect our stock price and significantly increase its variability. Additionally, any future repurchases of our common stock or payment of dividends could impact our ability to invest in our businesses or pursue acquisitions and venture investments. Although our share repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our common stock may decline below the levels at which we repurchased shares of stock and short-term stock price fluctuations could reduce the program's effectiveness.

Risks Related to Legal and Regulatory Matters

Infringing intellectual property rights of third parties or inadequately acquiring or protecting our intellectual property could harm our ability to compete or grow.

Because our products involve complex technology and chemistry, we are involved from time to time in litigation involving patents and other intellectual property. Parties have filed, and in the future may file, claims against us alleging that we have infringed their intellectual property rights. We were party to a litigation, which we settled in 2024, in which ADASA Inc. ("Adasa"), an unrelated third party, alleged that certain of our RFID products within our Solutions Group reportable segment infringed its patent. For more information on this litigation, see Note 8, "Contingencies," in the Notes to Consolidated Financial Statements. If we are held liable for infringement in other matters, we could be required to pay damages, obtain licenses or cease making or selling certain products. There can be no assurance that licenses would be available on commercially reasonable terms or at all. The defense of these claims, whether or not meritorious, or the development of new technologies would be costly and divert the attention of management.

We also have valuable intellectual property upon which third parties may infringe. We seek to protect and restrict access to our intellectual property and proprietary information by relying on the patent, trademark, copyright and trade secret laws of the U.S. and other countries, as well as non-disclosure agreements. However, it may be possible for a third party to obtain our information without our authorization, independently develop similar technologies, or breach a non-disclosure agreement entered into with us. In addition, many of the countries in which we operate do not have intellectual property laws as protective as those in the U.S. The use of our intellectual property by someone else without our authorization could reduce or eliminate certain competitive advantages we have, cause us to lose sales or otherwise harm our business. Further, the costs associated with protecting our intellectual property rights could materially adversely impact our business.

We have obtained and applied for U.S. and foreign trademark registrations and patents, and will continue to evaluate whether to register additional trademarks and apply for additional patents. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Further, we cannot assure that the validity of our patents or our trademarks will not be challenged. In addition, third parties may be able to develop competing products using technology that avoids our patents.

Unfavorable developments in legal proceedings, investigations and other legal and regulatory matters, could impact us in a materially adverse manner.

There can be no assurance that any outcome of any litigation, investigation or other legal, environmental, compliance and regulatory matter will be favorable. Our financial results could be materially adversely affected by an unfavorable outcome to pending or future litigation and investigations, and other legal, regulatory, environmental and compliance matters. See Note 8, "Contingencies," in the Notes to Consolidated Financial Statements for more information.

We are required to comply with anti-corruption and other compliance laws and regulations of the U.S. government and various international jurisdictions, and our failure to comply with these laws and regulations could have a material adverse effect on our business.

We are required to comply with the anti-corruption and other compliance laws and regulations of the U.S. government and various international jurisdictions, such as the U.S. Foreign Corrupt Practices Act and the UK's Bribery Act of 2010. If we fail to comply with anti-corruption laws, we could be subject to substantial civil and criminal penalties, including fines, monetary damages and incarceration for responsible employees and managers. In addition, if our distributors or agents fail to comply with these laws, our business may also be materially adversely affected through reputational harm and penalties.

We are required to comply with environmental, health, and safety laws at our operations around the world. The costs of complying with these laws is significant and increasing.

We are subject to national, state, provincial and/or local environmental, health, and safety laws and regulations in the U.S. and other countries in which we operate, including those related to the disposal of hazardous waste and GHG emissions from our manufacturing processes. These laws, which continue to evolve and impose additional requirements on our current and former manufacturing facilities, can result in liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. Enforcement of these laws is subject to the discretion of governmental agencies. Any failure to comply with existing and future environmental, health and safety laws could subject us to fees, penalties, costs or liabilities, impact our production capabilities, limit our ability to sell, expand or acquire facilities, and have a material adverse effect on our business. Laws and regulations related to the environment, product content and product safety are complex, change often, and can be open to different interpretations. In addition, we could be materially and adversely impacted by any environmental or product safety enforcement action affecting our suppliers, particularly in emerging markets.

We have accrued liabilities for the environmental clean-up of certain sites where it is probable that a loss will be incurred and the cost or amount of loss can be reasonably estimated, including the ten sites for which U.S. governmental agencies have designated us as a potentially responsible party as of our 2025 fiscal year-end. Because of the uncertainties associated with environmental assessment and remediation activities, the actual expense to remediate currently identified sites could be higher than the liabilities accrued and additional sites could be identified in the future. See Note 8, "Contingencies," in the Notes to Consolidated Financial Statements for more information.

We are subject to export and import control laws and regulations in the jurisdictions in which we do business that could subject us to liability or impair our ability to compete in these markets.

Export control laws and economic sanctions prohibit the shipment of some of our products to embargoed or sanctioned countries, governments and persons. While we train our employees to comply with these regulations, use third party screening software and take other precautionary measures, we cannot guarantee that a violation will not occur. A prohibited shipment can have negative consequences, including government investigations, penalties, fines, civil and criminal sanctions and/or reputational harm. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could decrease our ability to export or sell our products internationally. Any limitation on our ability to export or sell our products could materially adversely affect our business.

Some of our products are subject to export control laws and regulations and may be exported only with an export license or through an applicable export license exception. If we fail to comply with export licensing, customs regulations, economic sanctions or other laws, we could be subject to substantial civil or criminal penalties, including fines, criminal charges against responsible employees and loss of export or import privileges. In addition, if our distributors fail to obtain appropriate import, export or re-export licenses or permits, we may also be materially adversely affected through reputational harm and penalties. Obtaining the necessary export license for a particular sale may be time consuming and expensive and could result in delayed or lost sales.

Risks Related to Other Financial Matters

Our pension assets and liabilities are significant and subject to market, interest and credit risk that may reduce their asset values or increase their liability values, either of which could increase our net pension liability.

Changes in the value of our pension assets, which was approximately $733 million as of December 31, 2025, could materially adversely affect our earnings and cash flows as a result of a decline in the value of our investments due to increases in interest rates or volatility in financial markets. In addition, our pension liabilities, which were approximately $721 million as of December 31, 2025, are subject to interest and inflation risk that may increase their value. We regularly evaluate options to better manage the volatility associated with our pension assets and liabilities and may continue taking actions to reduce the financial volatility associated with our pension liabilities, which could result in significant charges. Although we mitigate these risks by investing in high quality securities, ensuring adequate diversification of our investment portfolio, monitoring our portfolio's overall risk profile and managing its liability profile, our net pension liability may nevertheless increase.

The actuarial assumptions used in the measurement of our pension assets and liabilities affect our earnings and cash flows. Changes in accounting standards and government regulations could also affect our pension and postretirement plan expense and funding requirements.

We evaluate the assumptions used in determining projected benefit obligations and the fair value of plan assets for our non-U.S. pension plans and other postretirement benefit plans in consultation with outside actuaries. Our pension and projected postretirement benefit expenses and funding requirements increase or decrease as a result of the assumptions we use, including the discount rate, expected long-term rate of return and mortality rates. Because of changing market conditions or changes in participant populations, the actuarial assumptions that we use may differ from actual results, which could have a significant impact on our pension and postretirement benefit obligations and related costs. Funding obligations for each plan are determined based on the value of assets and liabilities on a specific date in accordance with applicable government regulations. Our pension funding requirements, and the timing of funding payments, could also be affected by future laws or regulations. We are implementing plans to comply with the Dutch Pension Act passed in 2023, which requires traditional defined benefit plans to be phased out and transition to defined contribution plans before January 1, 2028. Our Dutch defined benefit plan includes a minimum guaranteed funding ratio that will have to be terminated as part of the transition, for which we will have to compensate the Dutch Pension Fund.

An impairment in the carrying value of goodwill could negatively impact our results of operations and net worth.

Goodwill is initially recorded at fair value and not amortized and is reviewed for impairment annually (or more frequently if impairment indicators are present). As of December 31, 2025, the carrying value of our goodwill was $2.27 billion. In 2025, we determined that the goodwill of our reporting units was not impaired. In performing impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment. A quantitative assessment primarily consists of comparing the fair value of a reporting unit to its carrying value, calculating goodwill valuations primarily using an income approach based on the present value of projected future cash flows of each reporting unit. In assessing fair value, we make estimates and assumptions about sales, profit margins, growth rates and discount rates based on our business plans, economic projections, anticipated future cash flows and marketplace data. There are inherent uncertainties related to these factors and management's judgment in applying these factors. We could be required to evaluate the carrying value of goodwill prior to the annual assessment if we experience disruptions to our business, unexpected significant declines in operating results, divestiture of a significant component of our business or sustained market capitalization declines. These events could result in goodwill impairment charges in the future, which could materially adversely affect our business in the periods in which they are made.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management program, which is designed to protect the confidentiality, integrity and availability of our critical systems and information, includes a comprehensive security incident response plan. It complements our enterprise risk management program overseen by our Board, using similar methodologies and governance processes to identify risks and mitigating strategies.

We design and assess our program based on the ISO 27000 and the National Institute of Standards and Technology ("NIST") SP-800 and Cybersecurity Framework. We use these frameworks to help us identify, assess and manage cybersecurity risks relevant to our business and do not intend to suggest that we meet any particular technical standards, specifications or requirements.

Our cybersecurity risk management program includes risk assessments designed to help identify potentially material cybersecurity risks to our critical systems, information security, products and services, as well as our broader enterprise information technology environment; an information technology security team principally responsible for managing our cybersecurity risk assessment processes, security controls and response to any cybersecurity events; the use of third party experts and service providers, where appropriate, to assess, test and otherwise assist with protecting our security environment; cybersecurity awareness training for our employees and further training for our incident response personnel and senior management; a security incident response plan that includes procedures for assessing and coordinating our response to cybersecurity events; and a third-party risk management program designed to identify and mitigate risks associated with our supply chain and vendor ecosystem, which includes initial security posture assessments, contractual security requirements and ongoing monitoring of critical third parties to address potential cybersecurity threats.

We have not experienced cybersecurity events that have materially affected our operations, results of operations or financial condition. However, we face ongoing risks from cybersecurity threats in an ever-evolving threat landscape that, if realized, could be reasonably likely to materially affect our business.

Risks and uncertainties related to cybersecurity are discussed in greater detail under "Risks Related to Information Technology" in Item 1A of this report.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its overall risk oversight. In 2025, its Audit Committee was primarily responsible for overseeing our strategies, policies and risk management practices related to cybersecurity and information security, engaging with management, including our Chief Information Security Officer ("CISO"), who reports to our Chief Information Officer ("CIO"), a member of our Company Leadership Team and a direct report of our Chief Executive Officer ("CEO"). During 2025, our CIO and CISO provided semiannual updates on our cybersecurity preparedness to the Audit Committee. These updates covered the overall status of our cybersecurity program, results of risk assessments, the evolving threat landscape, performance against key performance indicators and the progress with strategic information security initiatives. The Audit Committee Chair reported on these matters to our full Board. In addition, management updated the Cybersecurity Advisory Council, composed of members of our Board and management, to obtain additional insights into our cybersecurity risk management, and, if and as needed, to the Audit Committee regarding any significant cybersecurity events, as well as events that may have had lesser potential impact. Effective January 2026, our Board formed a standalone Cybersecurity Committee to be primarily responsible for overseeing our strategies, policies and risk management practices related to cybersecurity and information security and the Cybersecurity Advisory Council ceased operating.

Our cybersecurity leadership team ("CSLT") — which includes leaders accountable for security operations, incident response, risk and compliance, data security, application security, digital solutions security, vulnerability management and operational technology security — is responsible for assessing and managing our risks from cybersecurity threats. The CSLT, which is led by our CIO and CISO, is primarily responsible for our overall cybersecurity risk management program and supervises both our internal cybersecurity and information security personnel and the external consultants advising our company on these matters. Our information security management and personnel maintain a variety of technical and managerial security certifications and have broad security experience in manufacturing, finance, software and information technology environments.

The CSLT manages our efforts to prevent, detect, mitigate and remediate cybersecurity risks and incidents through a variety of means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants; and reports from cybersecurity systems deployed in our information technology environment.

Item 2. PROPERTIES

As of December 31, 2025, we operated manufacturing facilities in excess of 100,000 square feet in the reportable segments and locations listed below.

Materials Group

U.S.	Peachtree City, Georgia; Greenfield and Lowell, Indiana; Fairport Harbor, Mentor, Oak Harbor and Painesville, Ohio; and Mill Hall, Pennsylvania
Non-U.S.	Soignies and Turnhout, Belgium; Vinhedo, Brazil; Guangzhou, Kunshan and Zhuozhou, China; Champ-sur-Drac, France; Gotha, Germany; Noida and Pune, India; Longford, Ireland; Kibbutz Hanita, Israel; Rodange, Luxembourg; Bangi, Malaysia; Queretaro, Mexico; Chungju, South Korea; Rayong, Thailand; and Cramlington, United Kingdom

Solutions Group

U.S.	Fort Wayne, Indiana; New Century, Kansas; Miamisburg, Ohio; and Nashville, Tennessee
Non-U.S.	Dhaka, Bangladesh; Guangzhou, Ningbo, Panyu, Shenzhen and Suzhou, China; Ancarano, Italy; Kulim, Malaysia; Queretaro, Mexico; and Long An Province, Vietnam

In addition to the manufacturing facilities described above, our other principal facilities include our corporate headquarters and divisional office in Mentor, Ohio and our divisional and corporate offices located in Dallas, Texas; Vinhedo, Brazil; Hong Kong and Kunshan, China; and Oegstgeest, the Netherlands.

We own all of the principal properties identified above, except for the facilities in the following locations, which are leased: New Century, Kansas; Nashville, Tennessee; Hong Kong, Ningbo, Panyu, Shenzhen and Zhuozhou, China; Kibbutz Hanita, Israel; and Oegstgeest, the Netherlands.

We consider all our properties, whether owned or leased, suitable and adequate for our current needs. We generally expand production capacity as needed to meet increased demand. Owned buildings and plant equipment are insured against major losses from fire and other usual business risks, subject to applicable deductibles. We are not aware of any material defects in title to, or significant encumbrances on, our properties, except for certain mortgage liens.

Item 3. LEGAL PROCEEDINGS

See Note 8, "Contingencies," in the Notes to Consolidated Financial Statements.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) Our common stock is listed under the ticker symbol "AVY" on the New York Stock Exchange. We did not sell securities in any unregistered transactions during fiscal year 2025. We have historically paid quarterly cash dividends. Future dividend payments are subject to the approval by our Board of Directors (our "Board") based on our earnings, capital requirements, financial condition and other factors.

We had 3,130 shareholders of record as of December 31, 2025, the last day of our 2025 fiscal year.

Stockholder Return Performance

The graph below compares the cumulative stockholder return on our common stock, including reinvestment of dividends, with the return on the S&P 500 Stock Index, S&P 500 Industrials Index and Dow Jones U.S. Container & Packaging Index, in each case for the five-year period ending December 31, 2025.


$250
$200
$150
$100
$50
Avery Dennison
S&P 500 Index
S&P 500 Industrials Index
Dow Jones U.S. Container & Packaging Index
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
12/31/2025

Total Return Analysis[1]

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Avery Dennison	$100	$141	$120	$137	$128	$127
Dow Jones U.S. Container & Packaging Index	100	112	93	99	113	101
S&P 500 Industrials Index	100	121	114	135	159	190
S&P 500 Index	100	129	105	133	166	196

(1) Assumes $100 invested on December 31, 2020 and reinvestment of dividends.

(b) Not applicable.

(c) Repurchases of Equity Securities by Issuer

Repurchases by us or our "affiliated purchasers" (as defined in Rule 10b-18(a)(3) of the Securities Exchange Act of 1934, as amended) of registered equity securities in the fourth quarter of 2025 are shown in the table below. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes.

Period[1]	Total number of shares purchased[2]	Average price paid per share[3]	Total number of shares purchased as part of publicly announced plans[2][4]	Approximate dollar value of shares that may yet be purchased under the plans[5]
September 28, 2025 – October 25, 2025	265.4	$160.9	265.4	$604.4
October 26, 2025 – November 22, 2025	256.4	173.6	256.4	559.9
November 23, 2025 – December 31, 2025	191.9	175.4	191.9	526.3
Total	713.7	$169.3	713.7	$526.3

[1] The periods shown are our fiscal months during the quarter ended December 31, 2025.
[2] Shares in thousands.
[3] Average price paid per share includes transaction costs to acquire the shares and excludes the non-deductible 1% excise tax on the net value of repurchases imposed under the Inflation Reduction Act of 2022.
[4] In April 2025, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $750 million, excluding any fees, commissions or other expenses related to such purchases, in addition to the amount outstanding under our previous Board authorization. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased.
[5] Dollars in millions.

Item 6. RESERVED

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ORGANIZATION OF INFORMATION

Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, provides management's views on our financial condition and results of operations, should be read in conjunction with the Consolidated Financial Statements and related notes thereto, and includes the sections shown below.

Non-GAAP Financial Measures 24
Overview and Outlook 25
Analysis of Results of Operations 28
Results of Operations by Reportable Segment 30
Financial Condition 32
Critical Accounting Estimates 38
Recent Accounting Requirements 41

NON-GAAP FINANCIAL MEASURES

We report our financial results in conformity with accounting principles generally accepted in the United States of America, or GAAP, and also communicate with investors using certain non-GAAP financial measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for or superior to, the comparable GAAP financial measures. These non-GAAP financial measures are intended to supplement the presentation of our financial results prepared in accordance with GAAP. We use these non-GAAP financial measures internally to evaluate trends in our underlying performance, as well as to facilitate comparisons with the results of competitors for quarters and year-to-date periods, as applicable. Based on feedback from investors and financial analysts, we believe that the supplemental non-GAAP financial measures we provide are also useful to their assessments of our performance and operating trends, as well as liquidity. Reconciliations of our non-GAAP financial measures from the most directly comparable GAAP financial measures are provided in accordance with Regulations G and S-K.

Our non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP financial measures, may make it more difficult to assess our underlying performance in a single period. By excluding the accounting effects, positive or negative, of certain items (e.g., restructuring charges, outcomes of certain legal matters and settlements, certain effects of strategic transactions and related costs, losses from debt extinguishments, gains or losses from curtailment or settlement of pension obligations, gains or losses on sales of certain assets, gains or losses on venture and other investments, currency adjustments due to highly inflationary economies, and other items), we believe that we are providing meaningful supplemental information that facilitates an understanding of our core operating results and liquidity measures. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency or timing.

We use the non-GAAP financial measures described below in this MD&A.

- *Sales change ex. currency* refers to the increase or decrease in net sales, excluding the estimated impact of foreign currency translation, and, where applicable, currency adjustments for transitional reporting of highly inflationary economies, and the reclassification of sales between segments. Additionally, where applicable, sales change ex. currency is also adjusted for the estimated impact of extra days in our fiscal year and the calendar shift resulting from extra days in the prior fiscal year. The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior-period results translated at current period average exchange rates to exclude the effect of foreign currency fluctuations. Our 2025 fiscal year began on December 29, 2024 and ended on December 31, 2025; fiscal years 2026 and beyond will be coincident with the calendar year beginning on January 1 and ending on December 31.

- *Organic sales change* refers to sales change ex. currency, excluding the estimated impact of acquisitions and product line divestitures.

  We believe that sales change ex. currency and organic sales change assist investors in evaluating the sales change from the ongoing activities of our businesses and enhance their ability to evaluate our results from period to period.

- *Adjusted free cash flow* refers to cash flow provided by operating activities, less payments for property, plant and equipment, less payments for software and other deferred charges, plus proceeds from company-owned life insurance policies, plus proceeds from sales of property, plant and equipment, plus (minus) net proceeds from insurance and sales (purchases) of investments, less net cash used for Argentine Blue Chip Swap securities. Where applicable, adjusted free cash flow is also adjusted for certain acquisition-related transaction costs. We believe that adjusted free cash flow assists investors by showing the amount of cash we have available for debt reductions, dividends, share repurchases, and acquisitions.

- *Operational working capital as a percentage of annualized current quarter net sales* refers to trade accounts receivable and inventories, net of accounts payable, and excludes cash and cash equivalents, short-term borrowings, deferred taxes, other current assets and other current liabilities divided by annualized current quarter net sales. We believe that operational working capital as a percentage of annualized current quarter net sales assists investors in assessing our working capital requirements because it excludes the impact of fluctuations attributable to our financing and other activities (which affect cash and cash equivalents, deferred taxes, other current assets and other current liabilities) that tend to be disparate in amount, frequency or timing, and may increase the volatility of working capital as a percentage of sales from period to period. The items excluded from this measure are not significantly influenced by our day-to-day activities managed at the operating level and do not necessarily reflect the underlying trends in our operations.

OVERVIEW AND OUTLOOK

Fiscal Year

In January 2025, the Audit Committee of our Board of Directors approved a change to our previous 52- or 53-week fiscal year generally ending on the Saturday closest to December 31 to a fiscal year coincident with the calendar year. Our 2025 fiscal year began on December 29, 2024 and ended on December 31, 2025, which resulted in four extra days compared to prior years; fiscal years 2026 and beyond will be coincident with the calendar year beginning on January 1 and ending on December 31.

Our 2024 and 2023 fiscal years consisted of 52-week periods ending December 28, 2024 and December 30, 2023, respectively.

Net Sales

The factors impacting reported net sales change, as compared to the prior-year period, are shown in the table below.

	2025	2024
Reported net sales change	1 %	5 %
Foreign currency translation	—	—
Impact of extra days	—	—
Sales change ex. currency[1]	— %	5 %
Acquisitions	—	(1)
Organic sales change[1]	— %	5 %

[1] Totals may not sum due to rounding.

In 2025, net sales on an organic basis were comparable to the prior year, reflecting the impact of higher volume offset by the impact of raw material deflation-related price reductions. In 2024, net sales increased on an organic basis primarily due to higher volume, partially offset by the impact of raw material deflation-related price reductions.

Net Income

Net income decreased from approximately $705 million in 2024 to approximately $688 million in 2025. The primary factors affecting this decrease were:
- The net impact of raw material deflation-related price reductions
- Higher employee-related costs
- Higher interest expense
- Growth investments

These items were partially offset by the following factors:
- Benefits from productivity initiatives, including material re-engineering and savings from restructuring actions, net of transition costs
- Higher volume/mix

Cost Reduction Actions

2025 Actions

During 2025, we recorded $48.8 million in restructuring charges, net of reversals, related to our 2025 actions. These charges consisted of severance and related costs for the reduction of approximately 1,200 positions, as well as asset impairment charges, at numerous locations across our company, as a result of actions taken to optimize our operational footprint.

In the fourth quarter of 2024, we recorded $13.1 million in restructuring charges related to our 2025 actions. These charges consisted of severance and related costs for the reduction of approximately 90 positions, as well as asset impairment charges, reflecting actions at numerous locations in our Solutions Group reportable segment.

The cumulative restructuring charges, net of reversals, related to our 2025 actions was approximately $62 million.

2023 Actions

During 2024, we recorded $28.8 million in restructuring charges, net of reversals, related to these actions. These charges consisted of severance and related costs for the reduction of approximately 1,280 positions, as well as asset impairment charges, at numerous locations across our company.

During 2025, we recorded $1.6 million of reversals related to our 2023 Actions that were completed in the fourth quarter of 2025.

Savings from Restructuring Actions

We realized more than $60 million in incremental savings from restructuring actions, net of transition costs, in each of 2025 and 2024.

Restructuring charges were included in "Other expense (income), net" in the Consolidated Statements of Income. Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information.

Business Acquisitions

2025 Business Acquisition

On October 20, 2025, we completed our business acquisition of W.F. Taylor Holdings, Inc. ("Taylor Adhesives"), a Georgia-based flooring adhesives business, for the purchase price of approximately $390 million. This acquisition expanded the high-value category portfolio in our Materials Group reportable segment.

We funded the Taylor Adhesives acquisition using cash and proceeds from our issuance of senior notes in September 2025.

The final allocations of purchase consideration to assets and liabilities are ongoing as we continue to evaluate certain balances, estimates and assumptions during the measurement period (up to one year from the acquisition date). Our valuation of certain acquired assets and liabilities is currently pending finalization within the allowable time to complete our assessment.

The Taylor Adhesives acquisition was not material to the Consolidated Financial Statements.

2023 Business Acquisitions

On November 23, 2023, we completed our business acquisition of Silver Crystal Group ("Silver Crystal"), a Canada-based provider of sports apparel customization and application solutions across in-venue, direct-to-business and e-commerce platforms. On May 22, 2023, we completed our business acquisition of LG Group, Inc. ("Lion Brothers"), a Maryland-based designer and manufacturer of apparel brand embellishments. On March 6, 2023, we completed our business acquisition of Thermopatch, Inc. ("Thermopatch"), a New York-based manufacturer specializing in labeling, embellishments and transfers for the sports, industrial laundry, workwear and hospitality industries. These acquisitions expanded the product portfolio in our Solutions Group reportable segment. The acquisitions of Silver Crystal, Lion Brothers and Thermopatch are referred to collectively as the "2023 Acquisitions."

The aggregate purchase consideration, including purchase consideration payable, for the 2023 Acquisitions was approximately $231 million. We funded the 2023 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out payments of up to $5 million, subject to the acquired company achieving certain post-acquisition performance targets. As of the acquisition date, we included an estimate of the fair value of these earn-out payments in the aggregate purchase consideration.

The 2023 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.

Accounting Guidance Updates

Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for this information.

Cash Flow

(In millions)	2025	2024	2023
Net cash provided by operating activities	$ 881.4	$ 938.8	$ 826.0
Purchases of property, plant and equipment	(169.0)	(208.8)	(265.3)
Purchases of software and other deferred charges	(31.4)	(31.0)	(19.8)
Proceeds from company-owned life insurance policies	—	—	48.1
Purchases of Argentine Blue Chip Swap securities	—	(34.2)	—
Proceeds from sales of Argentine Blue Chip Swap securities	—	24.0	—
Proceeds from sales of property, plant and equipment	22.6	.6	1.0
Proceeds from insurance and sales (purchases) of investments, net	3.5	10.1	1.9
Adjusted free cash flow	$ 707.1	$ 699.5	$ 591.9

In 2025, net cash provided by operating activities decreased compared to 2024 primarily due to higher incentive compensation payments, higher tax payments, net of refunds, lower net income and higher trade rebate payments, partially offset by the prior-year settlement payment for the Adasa legal matter and changes in operational working capital. In 2025, adjusted free cash flow increased compared to 2024 primarily due to lower purchases of property, plant and equipment and higher proceeds from sales of property, plant and equipment, partially offset by lower net cash provided by operating activities.

Beginning in the first quarter of 2025, the U.S. announced tariffs on goods imported into the U.S. from numerous countries, many of which responded with reciprocal tariffs and other actions on goods imported from the U.S. The U.S. government continues to negotiate with countries regarding the tariffs. As it relates to the direct impact of these tariffs, a relatively small portion of our global materials purchases is impacted. To mitigate this direct impact to our operations, we have implemented strategic sourcing adjustments and pricing actions. The indirect impact on demand for our products and solutions is more uncertain. While a majority of our products and solutions relates to less discretionary consumer staples, we also serve more discretionary and cyclical markets, such as industrials, durables and apparel. The indirect impact of tariffs resulted in an aggregate low single digit rate decrease in sales in our overall apparel categories over the second, third and fourth quarters of 2025. While our outlook assumes that tariff-related uncertainty will persist, further developments in international trade relations and their broader impact to macroeconomic conditions could have a material adverse effect on our business.

Certain factors that we believe will contribute to our 2026 results are described below.

- We anticipate a favorable impact to our full-year net sales and operating income from foreign currency translation, based on recent rates.

- We anticipate an unfavorable impact to our operating income from higher interest expense.

- We anticipate our full-year effective tax rate to be in the mid-twenty percent range.

- We anticipate incremental savings from restructuring actions, net of transition costs.

- We anticipate an unfavorable impact to our operating income from normalization of the majority of our 2025 temporary cost savings, which was largely related to lower incentive compensation.

ANALYSIS OF RESULTS OF OPERATIONS

Income before Taxes

(In millions)	2025	2024	2023
Net sales	$8,855.5	$8,755.7	$8,364.3
Cost of products sold	6,309.2	6,225.0	6,086.8
Gross profit	2,546.3	2,530.7	2,277.5
Marketing, general and administrative expense	1,422.5	1,415.3	1,313.7
Other expense (income), net	77.5	71.6	180.9
Interest expense	135.4	117.0	119.0
Other non-operating expense (income), net	(14.2)	(26.7)	(30.8)
Income before taxes	$ 925.1	$ 953.5	$ 694.7

Gross Profit

Gross profit in 2025 increased compared to 2024 primarily due to benefits from productivity initiatives, including material re-engineering and savings from restructuring actions, net of transition costs, and higher volume, partially offset by the net impact of raw material deflation-related price reductions and higher employee-related costs.

Gross profit in 2024 increased compared to 2023 primarily due to higher volume and benefits from productivity initiatives, including material re-engineering and savings from restructuring actions, net of transition costs, partially offset by higher employee-related costs and the net impact of raw material deflation-related price reductions.

Marketing, General and Administrative Expense

Marketing, general and administrative expense increased in 2025 compared to 2024 primarily due to growth investments, partially offset by benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, and lower employee-related costs.

Marketing, general and administrative expense increased in 2024 compared to 2023 primarily due to higher employee-related costs, partially offset by benefits from productivity initiatives, including savings from restructuring actions, net of transition costs.

Other Expense (Income), Net

(In millions)	2025	2024	2023
Other expense (income), net, by type			
Restructuring charges, net of reversals:			
Severance and related costs, net of reversals	$ 43.2	$ 35.4	$ 70.8
Asset impairment and lease cancellation charges	4.0	6.5	8.6
Other items:			
(Gain) loss on venture and other investments, net	23.3	19.2	1.5
Losses from Argentine peso remeasurement and Blue Chip Swap transactions	5.6	16.4	29.9
Transaction and related costs	5.1	.3	5.3
Outcomes of legal matters and settlements, net	9.2	(6.2)	64.3
(Gain) loss on sales of assets	(12.9)	—	.5
Other expense (income), net	$ 77.5	$ 71.6	$180.9

Refer to Note 13, "Cost Reduction Actions," to the Consolidated Financial Statements for more information regarding restructuring charges, net of reversals.

Refer to Note 9, "Fair Value Measurements," to the Consolidated Financial Statements for more information regarding (gain) loss on venture and other investments, net.

Refer to Note 8, "Contingencies," and Note 15, "Segment and Disaggregated Revenue Information," to the Consolidated Financial Statements for more information regarding outcomes of legal matters and settlements, net.

Interest Expense

Interest expense increased in 2025 compared to 2024 primarily due to the €500 million of senior notes we issued in September 2025 and the €500 million of senior notes we issued in November 2024.

Interest expense decreased in 2024 compared to 2023 primarily due to a decrease in commercial paper borrowings, partially offset by higher debt balances.

Other Non-Operating Expense (Income), Net

Other non-operating income decreased in 2025 compared to 2024 primarily due to lower interest income and benefits from net actuarial gains in our defined benefit plans.

Other non-operating income decreased in 2024 compared to 2023 due to lower interest income, primarily in Argentina.

Net Income and Earnings per Share

(In millions, except percentages and per share amounts)	2025	2024	2023
Income before taxes	$925.1	$953.5	$694.7
Provision for income taxes	237.1	248.6	191.7
Net income	$688.0	$704.9	$503.0
Net income per common share	$ 8.81	$ 8.77	$ 6.23
Net income per common share, assuming dilution	8.79	8.73	6.20
Effective tax rate	25.6 %	26.1 %	27.6 %

Provision for Income Taxes

Our effective tax rate in 2025 decreased compared to 2024 primarily due to higher benefits from the release of valuation allowance as a result of completing a foreign restructuring transaction and a favorable ruling related to deductibility of interest expense, partially offset by lower excess tax benefits associated with stock-based payments. Our effective tax rate in 2024 decreased compared to 2023 primarily due to lower non-deductible expenses resulting from the impact of the Argentine peso remeasurement loss and lower tax charges from the recognition of uncertain tax positions in certain foreign jurisdictions, partially offset by higher tax charges from valuation allowances.

Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.

RESULTS OF OPERATIONS BY REPORTABLE SEGMENT

Our CODM uses segment adjusted operating income to evaluate segment performance and allocate resources. Segment adjusted operating income is defined as income before taxes adjusted for other expense (income), net; interest expense, other non-operating expense (income), net; and other items.

Refer to Note 15, "Segment and Disaggregated Revenue Information," to the Consolidated Financial Statements for more information.

Materials Group

(In millions)	2025	2024	2023
Net sales including intersegment sales	$6,267.3	$6,175.8	$5,968.4
Less intersegment sales	(174.0)	(162.8)	(157.1)
Net sales	$6,093.3	$6,013.0	$5,811.3
Segment adjusted operating income[1]	922.2	924.7	789.2

[1] Segment adjusted operating income excluded other expense (income), net, and other items of $31.6 million, $40.4 million and $88.3 million in 2025, 2024, and 2023, respectively. Exclusions related to charges associated with restructuring actions, outcomes of legal matters and settlements, net, (gain) loss on venture and other investments, transaction and related costs, losses from Argentine peso remeasurement and Blue Chip Swap transactions and (gain) loss on sales of assets.

Net Sales

The factors impacting reported net sales change are shown in the table below.

	2025	2024
Reported net sales change	1%	4%
Reclassification of sales between segments	(1)	—
Foreign currency translation	(1)	—
Impact of extra days	—	—
Sales change ex. currency[1]	—	4
Acquisitions	—	—
Organic sales change[1]	(1)%	4%

[1] Totals may not sum due to rounding.

In 2025, net sales on an organic basis decreased compared to the prior year primarily due to the impact of raw material deflation-related price reductions, partially offset by favorable volume/mix. On an organic basis, net sales increased by a low single digit rate in North America, and decreased by low single digit rates in Europe, the Middle East and North Africa, Asia Pacific and Latin America.

In 2024, net sales on an organic basis increased compared to the prior year due to higher volume, partially offset by the impact of raw material deflation-related price reductions. On an organic basis, net sales increased by low single digit rates in North America and Europe, the Middle East and North Africa and mid-single digit rates in Asia Pacific and Latin America.

Segment Adjusted Operating Income

Segment adjusted operating income decreased in 2025 compared to 2024 primarily due the net impact of pricing and raw material input costs, as well as higher employee-related costs, partially offset by favorable volume/mix and benefits from productivity initiatives, including material re-engineering and savings from restructuring actions, net of transition costs.

Segment adjusted operating income increased in 2024 compared to 2023 primarily due to higher volume and benefits from productivity initiatives, including material re-engineering and savings from restructuring actions, net of transition costs, partially offset by higher employee-related costs and the net impact of pricing and raw material input costs.

Solutions Group

(In millions)	2025	2024	2023
Net sales including intersegment sales	$2,817.3	$2,795.0	$2,588.5
Less intersegment sales	(55.1)	(52.3)	(35.5)
Net sales	$2,762.2	$2,742.7	$2,553.0
Segment adjusted operating income[1]	286.3	289.3	252.0

[1] Segment adjusted operating income excluded other expense (income), net, and other items of $39.0 million, $37.5 million and $86.3 million in 2025, 2024, and 2023, respectively. Exclusions related to charges associated with restructuring actions, outcomes of legal matters and settlements, net, (gain) loss on venture and other investments, (gain) loss on sales of assets and transaction and related costs.

Net Sales

The factors impacting reported net sales change are shown in the table below.

	2025	2024
Reported net sales change	1 %	7 %
Reclassification of sales between segments	2	—
Foreign currency translation	—	1
Impact of extra days	—	—
Sales change ex. currency[1]	2	8
Acquisitions	—	(2)
Organic sales change[1]	2 %	6 %

[1] Totals may not sum due to rounding.

In 2025, on an organic basis, net sales increased by a mid-single digit rate in high-value categories and decreased by a low single digit rate in the base business compared to the prior year. Company-wide, on an organic basis, sales of intelligent labels increased by a low single digit rate compared to the prior year.

In 2024, on an organic basis, net sales increased by a low single digit rate in high-value categories and a low-double digit rate in the base business compared to the prior year. Company-wide, on an organic basis, sales of intelligent labels increased by a high single digit rate compared to the prior year.

Segment Adjusted Operating Income

Segment adjusted operating income decreased in 2025 compared to 2024 primarily due to higher employee-related costs, the net impact of pricing and raw material input costs, and growth investments, partially offset by benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, and higher volume.

Segment adjusted operating income increased in 2024 compared to 2023 primarily due to higher volume and benefits from productivity initiatives, including savings from restructuring actions, net of transition costs, partially offset by higher employee-related costs and growth investments.

FINANCIAL CONDITION

Liquidity

Operating Activities

(In millions)	2025	2024	2023
Net income	$ 688.0	$ 704.9	$ 503.0
Depreciation	206.4	197.1	187.4
Amortization	121.8	115.1	111.0
Provision for credit losses and sales returns	51.2	47.4	49.9
Stock-based compensation	27.9	28.7	22.3
Deferred taxes and other non-cash taxes	(19.9)	(18.5)	(24.4)
Other non-cash expense and loss (income and gain), net	48.8	67.2	37.1
Trade accounts receivable	44.0	(107.3)	(16.7)
Inventories	53.2	(90.7)	111.7
Accounts payable	(144.4)	106.7	(87.6)
Taxes on income	(5.1)	40.2	(18.7)
Other assets	3.8	(48.0)	37.7
Other liabilities	(194.3)	(104.0)	(86.7)
Net cash provided by operating activities	$ 881.4	$ 938.8	$ 826.0

In 2025, cash flow provided by operating activities decreased compared to 2024 primarily due to higher incentive compensation payments, higher tax payments, net of refunds, lower net income and higher trade rebate payments, partially offset by the prior-year settlement payment for the Adasa legal matter and changes in operational working capital.

In 2024, cash flow provided by operating activities increased compared to 2023 primarily due to higher net income, lower incentive compensation payments and lower tax payments, net of refunds, partially offset by changes in operational working capital and the settlement payment for the Adasa legal matter.

Investing Activities

(In millions)	2025	2024	2023
Purchases of property, plant and equipment	$(169.0)	$(208.8)	$(265.3)
Purchases of software and other deferred charges	(31.4)	(31.0)	(19.8)
Proceeds from company-owned life insurance policies	—	—	48.1
Purchases of Argentine Blue Chip Swap securities	—	(34.2)	—
Proceeds from sales of Argentine Blue Chip Swap securities	—	24.0	—
Proceeds from sales of property, plant and equipment	22.6	.6	1.0
Proceeds from insurance and sales (purchases) of investments, net	3.5	10.1	1.9
Proceeds from settlement of net investment hedges	6.2	—	—
Payments for settlement of net investment hedges	(26.1)	—	—
Payments for acquisitions, net of cash acquired, and venture investments	(401.8)	(3.8)	(224.9)
Net cash used in investing activities	$(596.0)	$(243.1)	$(459.0)

Purchases of Property, Plant and Equipment

In 2025, in our Materials Group reportable segment, we primarily invested in equipment to support growth in the U.S., certain countries in Europe and certain countries in Asia Pacific, primarily China; in our Solutions Group reportable segment, we primarily invested in buildings and equipment to support growth in certain countries in Asia Pacific, including China and Vietnam, the U.S. and certain countries in Latin America, primarily Mexico.

In 2024, in our Solutions Group reportable segment, we primarily invested in buildings and equipment to support growth in certain countries in Asia Pacific, including China and Malaysia, the U.S. and certain countries in Latin America, primarily Mexico; in our Materials Group reportable segment, we primarily invested in buildings and equipment to support growth in the U.S., and certain countries in Europe, primarily France, and Asia Pacific, primarily China.

In 2023, in our Solutions Group reportable segment, we primarily invested in buildings and equipment to support growth in certain countries in Asia Pacific, primarily Malaysia, the U.S. and certain countries in Latin America, primarily Mexico; in our Materials Group reportable segment, we primarily invested in buildings and equipment to support growth in the U.S. and certain countries in Europe, primarily France, and Asia Pacific, primarily China.

Purchases of Software and Other Deferred Charges

In 2025, we primarily invested in information technology upgrades in the U.S. In 2024 and 2023, we invested in information technology upgrades worldwide.

Proceeds from Company-Owned Life Insurance Policies

In 2023, we utilized approximately $48 million of the cash surrender value available under our company-owned life insurance policies.

Purchases and Proceeds from Argentine Blue Chip Swap Securities

In 2024, we entered into Blue Chip Swap transactions that resulted in losses of approximately $10 million. Refer to Note 16, "Supplemental Financial Information," to the Consolidated Financial Statements for more information.

Proceeds from Sales of Property, Plant and Equipment

In 2025, we primarily received proceeds from the sales of properties in China, Vietnam and Argentina.

Proceeds from Insurance and Sales (Purchases) Investments, net

In 2024, we received approximately $8 million of insurance proceeds for losses related to damaged property, plant and equipment.

Settlement of Net Investment Hedges

In 2025, we settled €920 million notional amount of net investment hedges.

Payments for Acquisitions, Net of Cash Acquired, and Venture Investments

We paid consideration, net of cash acquired, of approximately $390 million for the 2025 acquisition of Taylor Adhesives and $223 million for the 2023 Acquisitions. We funded the Taylor Adhesives acquisition using cash and proceeds from our issuance of senior notes in September 2025. We funded the 2023 Acquisitions using cash and commercial paper borrowings. We also made certain venture investments in 2025, 2024 and 2023.

Refer to Note 2, "Business Acquisitions," to the Consolidated Financial Statements for more information.

Financing Activities

(In millions)	2025	2024	2023
Net increase (decrease) in borrowings with maturities of three months or less	$ 422.5	$(269.0)	$ (36.6)
Additional long-term borrowings	576.5	539.2	394.9
Repayments of long-term debt and finance leases	(559.4)	(308.1)	(255.9)
Dividends paid	(288.4)	(277.5)	(256.7)
Share repurchases	(572.3)	(247.5)	(137.5)
Net (tax withholding) proceeds related to stock-based compensation	(12.8)	(8.4)	(23.8)
Proceeds from settlement of fair value hedges	32.8	—	—
Payments for settlement of fair value hedges	(13.5)	—	—
Other	(.3)	(4.8)	(1.6)
Net cash used in financing activities	$(414.9)	$(576.1)	$(317.2)

Borrowings and Repayment of Debt

During 2025, 2024 and 2023, our commercial paper borrowings funded various activities, including repayments of long-term debt, acquisitions, dividend payments, share repurchases, capital expenditures and other general corporate purposes.

In September 2025, we issued €500 million of senior notes, due September 11, 2035, which bear an interest rate of 4.000% per year, payable annually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were approximately €494 million ($577 million), which we used in part to finance the Taylor Adhesives acquisition and repay existing indebtedness under our commercial paper program. Refer to Note 2, "Business Acquisitions," to the Consolidated Financial Statements for more information regarding our acquisition of Taylor Adhesives.

In the third quarter of 2025, we repaid our $5 million of medium-term notes at maturity using cash flows from operations and commercial paper borrowings.

In the second quarter of 2025, we repaid our $25 million of medium-term notes at maturity using cash flows from operations and commercial paper borrowings.

In the first quarter of 2025, we repaid our €500 million of senior notes at maturity using the net proceeds from the €500 million of senior notes we issued in the fourth quarter of 2024, cash flows from operations and commercial paper borrowings.

In November 2024, we issued €500 million of senior notes, due November 4, 2034, which bear an interest rate of 3.750% per year, payable annually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were approximately €495 million ($539 million), which we used to repay our €500 million of senior notes maturing in March 2025 and for general corporate purposes.

In August 2024, we repaid our $300 million of senior notes at maturity using cash flows from operations and commercial paper borrowings.

In March 2023, we issued $400 million of senior notes, due March 15, 2033, which bear an interest rate of 5.750% per year, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $394.9 million, which we used to repay indebtedness under our commercial paper programs and our $250 million of senior notes that matured on April 15, 2023.

Refer to Note 4, "Debt" to the Consolidated Financial Statements for more information.

Dividends Paid

We paid dividends per share of $3.70, $3.45 and $3.18 in 2025, 2024 and 2023, respectively. In April 2025, we increased our quarterly dividend rate to $0.94 per share, representing an increase of approximately 7% from our previous quarterly dividend rate of $0.88 per share. In April 2024, we increased our quarterly dividend to $0.88 per share, representing an increase of approximately 9% from our previous dividend rate of $0.81 per share.

Share Repurchases

From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2025, 2024 and 2023, we repurchased approximately 3.2 million, 1.2 million and 0.8 million shares of our common stock, respectively.

In April 2025, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $750 million, excluding any fees, commissions or other expenses related to such purchases and in addition to the amount outstanding under our previous Board authorization. Shares of our common stock in the aggregate amount of $526.3 million remained authorized for repurchase under this Board authorization as of December 31, 2025. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased.

Net (Tax Withholding) Proceeds Related to Stock-Based Compensation

Approximately 0.1 million stock options were exercised in 2024, resulting in proceeds of approximately $10 million. Refer to Note 12, "Long-Term Incentive Compensation," to the Consolidated Financial Statements for more information.

Settlement of Fair Value Hedges

In 2025, we settled €920 million notional amount of fair value hedges.

Analysis of Selected Balance Sheet Accounts

Long-lived Assets

Property, plant and equipment, net, increased by approximately $21 million to $1.61 billion at year-end 2025, which primarily reflected purchases of property, plant and equipment and the impact of foreign currency translation, partially offset by current year depreciation expense.

Goodwill increased by approximately $296 million to $2.27 billion at year-end 2025, which primarily reflected the acquired goodwill associated with the Taylor Adhesives acquisition and the impact of foreign currency translation.

Other intangibles resulting from business acquisitions, net, increased by approximately $72 million to $827.5 million at year-end 2025, primarily reflecting the valuation of intangible assets associated with the Taylor Adhesives acquisition, partially offset by current year amortization expense.

Refer to Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions," to the Consolidated Financial Statements for more information.

Other assets increased by approximately $81 million to $978.4 million at year-end 2025, primarily reflecting an increase in the funded status of certain of our non-U.S. pension plans and higher capitalized implementation costs associated with our cloud computing arrangements.

Shareholders' Equity Accounts

The balance of our shareholders' equity decreased by approximately $70 million to $2.24 billion at year-end 2025. Refer to Note 11, "Supplemental Equity and Comprehensive Income Information," to the Consolidated Financial Statements for more information.

Impact of Foreign Currency Translation

(In millions)	2025	2024
Change in net sales	$ 29	$ (33)

In 2025, international operations generated approximately 69% of our net sales. Our future results are subject to changes in worldwide economic conditions, tariffs, social, geopolitical, and market conditions in the regions in which we operate and the impact of fluctuations in foreign currency exchange and interest rates.

The favorable impact of foreign currency translation on net sales in 2025 compared to 2024 was primarily related to euro-denominated sales, partially offset by sales in India and Brazil.

Effect of Foreign Currency Transactions

The impact on net income from foreign currency transactions is largely mitigated because the costs of our products are generally denominated in the same currencies in which they are sold. In addition, to reduce our income and cash flow exposure to transactions in foreign currencies, we enter into foreign currency exchange forward, option and swap contracts where available and appropriate. Refer to Note 5, "Financial Instruments," to the Consolidated Financial Statements for more information.

During 2025, 2024 and 2023, the Argentine peso devalued significantly compared to the U.S. dollar, resulting in remeasurement losses of approximately $6 million, $16 million and $30 million, respectively, which were included in "Other expense (income), net" in the Consolidated Statements of Income. The 2024 losses included Blue Chip Swap transactions that resulted in losses of approximately $10 million. Refer to Note 16, "Supplemental Financial Information," to the Consolidated Financial Statements for more information.

Analysis of Selected Financial Ratios

We utilize the financial ratios discussed below to assess our financial condition and operating performance. We believe this information assists our investors in understanding the factors impacting our cash flow other than net income and capital expenditures.

Operational Working Capital Ratio

Operational working capital, as a percentage of annualized current-quarter net sales, is reconciled to working capital below. Our objective is to minimize our investment in operational working capital, as a percentage of annualized current-quarter net sales, to maximize our cash flow and return on investment. Operational working capital, as a percentage of annualized current-quarter net sales, in 2025 increased compared to 2024. Further information regarding the components of operational working capital is provided below.

(In millions, except percentages)	2025	2024
(A) Working capital	$ 336.7	$ 216.1
Reconciling items:		
Cash and cash equivalents	(202.8)	(329.1)
Other current assets	(307.8)	(305.3)
Short-term borrowings and current portion of long-term debt and finance leases	522.9	592.3
Current income taxes payable and other current accrued liabilities	869.0	929.6
(B) Operational working capital	$1,218.0	$1,103.6
(C) Fourth-quarter net sales, annualized	$9,084.8	$8,742.8
Operational working capital, as a percentage of annualized current-quarter net sales (B) ÷ (C)	13.4 %	12.6 %

Accounts Receivable Ratio

The average number of days sales outstanding was 63 days in 2025 compared to 61 days in 2024, calculated using the accounts receivable balance at year-end divided by the average daily sales in the fourth quarter of 2025 and 2024, respectively. The increase in average number of days sales outstanding primarily reflected the impact of foreign currency translation.

Inventory Ratio

Average inventory turnover was 6.4 in both 2025 and 2024, calculated using the annualized fourth-quarter cost of products sold in 2025 and 2024, respectively, and divided by the inventory balance at the respective year-end.

Accounts Payable Ratio

The average number of days payable outstanding was 74 days in 2025 compared to 77 days in 2024, calculated using the accounts payable balance at year-end divided by the annualized fourth-quarter cost of products sold in 2025 and 2024, respectively. The decrease in average number of days payable outstanding primarily reflected the timing of vendor payments, partially offset by the impact of foreign currency translation.

Capital Resources

Capital resources include cash flows from operations, cash and cash equivalents and debt financing, including access to commercial paper borrowings supported by our revolving credit facility (the "Revolver"). We use these resources to fund our operational needs.

At year-end 2025, we had cash and cash equivalents of $202.8 million held in accounts at third-party financial institutions in numerous locations throughout the world. At year-end 2025, the majority of our cash and cash equivalents was held by our foreign subsidiaries, primarily in the Asia Pacific region.

To meet our U.S. cash requirements, we have several cost-effective liquidity options available. These options include borrowing funds at reasonable rates, including borrowings from our foreign subsidiaries, and repatriating foreign earnings and profits. However, if we were to repatriate foreign earnings and profits, a portion would be subject to cash payments of withholding taxes imposed by foreign tax authorities. Additional U.S. taxes may also result from the impact of foreign currency fluctuations related to these earnings and profits.

In June 2024, we entered into a Credit Agreement (the "Credit Agreement") related to our Revolver to borrow up to an aggregate of $1.2 billion through its maturity date of June 26, 2029. The Revolver refinanced the prior revolving credit facility under the Fifth Amended and Restated Credit Agreement dated as of February 13, 2020, as amended. Pursuant to the Credit Agreement, the commitments under the Revolver may be increased by up to $600 million, subject to lender approvals and customary requirements. Under certain circumstances, we may request that the commitments under the Revolver be extended for one-year periods in accordance with the terms and conditions of the Credit Agreement. We use the Revolver as a back-up facility for our commercial paper program and for other corporate purposes.

The Revolver contains a financial covenant that requires us to maintain a maximum leverage ratio (calculated as a ratio of consolidated debt minus unrestricted cash and cash equivalents in excess of $50 million to consolidated EBITDA as defined in the agreement) of not more than 3.50 to 1.00; provided that, in the event of an acquisition by us that exceeds $250 million, which occurred when we acquired Taylor Adhesives, the maximum leverage ratio increases to 4.00 to 1.00 for the fiscal quarter in which the acquisition occurs and the three fiscal quarters immediately following that fiscal quarter. As of December 31, 2025 and December 28, 2024, our ratio was substantially below the maximum ratio allowed by the Revolver.

In addition to the Revolver, we have short-term lines of credit available in various countries of approximately $222 million in the aggregate at December 31, 2025. These lines may be cancelled at any time by us or the issuing banks. Borrowings under our short-term lines of credit were not material as of December 31, 2025 or December 28, 2024.

We are exposed to financial market risk resulting from changes in interest and foreign currency exchange rates, and to possible liquidity and credit risks of our counterparties.

Capital from Debt

The carrying value of our total debt increased by approximately $581 million to $3.73 billion at year-end 2025 from year-end 2024, primarily reflecting our September 2025 issuance of €500 million of senior notes due in 2035, higher commercial paper borrowings and the revaluation of our euro-denominated debt, partially offset by our repayment of €500 million of senior notes, $25 million of medium-term notes and $5 million of medium term notes at their maturity in the first, second and third quarters of 2025, respectively.

Credit ratings are a significant factor in our ability to raise short- and long-term financing. The credit ratings assigned to our company also impact the interest rates we pay and our access to commercial paper, credit facilities, and other borrowings. A downgrade of our short-term credit ratings could impact our ability to access commercial paper markets. If our access to commercial paper markets were to become limited, the Revolver and our other credit facilities would be available to meet our short-term funding requirements. When determining our credit rating, we believe that rating agencies primarily consider our competitive position, business outlook, consistency of cash flows, debt level and liquidity, geographic footprint and management team. We remain committed to maintaining an investment grade rating.

Fair Value of Debt

The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates their carrying value given their short duration. The fair value of our total debt was $3.67 billion at December 31, 2025 and $3.01 billion at December 28, 2024. Fair value amounts were determined based primarily on Level 2 inputs. Refer to Note 1, "Summary of Significant Accounting Policies," for more information.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

Material Cash Requirements at End of Year 2025

We have short- and long-term material cash requirements related to our contractual obligations that arise in the normal course of business. In addition to principal and interest payments on our outstanding debt obligations, our contractual obligations primarily consist of lease payments.

Refer to Note 4, "Debt," to the Consolidated Financial Statements for a summary of our principal payments for short-term borrowings and long-term debt obligations as of December 31, 2025. Future interest payments for long-term debt as of December 31, 2025 are approximately $124 million in 2026; $124 million in 2027; $124 million in 2028;

$99 million in 2029; $94 million in 2030; and $302 million from 2031 through maturity. Refer to Note 7, "Commitments and Leases," to the Consolidated Financial Statements for a summary of our lease obligations as of December 31, 2025.

Refer to Note 6, "Pension and Other Postretirement Benefits," to the Consolidated Financial Statements for information regarding our defined benefit pension plan contributions and future benefit payments, deferred compensation plan benefit payments and unfunded termination indemnity benefits.

Refer to Note 12, "Long-term Incentive Compensation," to the Consolidated Financial Statements for information regarding cash-based awards to employees under one of our long-term incentive compensation plans.

Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information regarding our unrecognized tax benefits of approximately $81 million.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect our reported amounts of assets and liabilities, disclosure of contingent liabilities, and reported amounts of revenue and expense. Actual results could differ from these estimates.

Critical accounting estimates are those that are important to our financial condition and results, and which require us to make difficult, subjective and/or complex judgments. Critical accounting estimates cover accounting matters that are inherently uncertain because their future resolution is unknown. We believe our critical accounting estimates include accounting for goodwill, business combinations, pension and postretirement benefits, taxes based on income and long-term incentive compensation.

Goodwill

Business combinations are accounted for using the acquisition method, with the excess of the acquisition cost over the fair value of acquired net tangible assets and identified intangible assets considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Our reporting units are composed of either a discrete business or an aggregation of businesses with similar economic characteristics.

We perform our annual impairment test of goodwill during the fourth quarter. Certain factors may cause us to perform an impairment test prior to the fourth quarter, including significant underperformance of a business relative to expected operating results, significant adverse economic or industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or a decision to divest a portion of a reporting unit. In performing impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment.

A quantitative assessment primarily consists of using the present value (discounted cash flow) method to determine the fair value of reporting units with goodwill. We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit's fair value, we recognize an impairment of goodwill for the excess up to the amount of goodwill of that reporting unit.

In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions, including a reporting unit's forecasted sales, profit margins and growth rates, as well as discount rates. Our assumptions about discount rates are based on the weighted average cost of capital of comparable companies. Our assumptions about sales, profit margins and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. We also make assumptions for varying perpetual growth rates for periods beyond our long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ materially from these estimates and projections. The valuation methodology we use to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

In our annual impairment test in the fourth quarter of 2025, the goodwill of all reporting units in our Materials Group and Solutions Group reportable segments were tested utilizing a qualitative assessment. Based on this assessment, we determined that the fair values of these reporting units were more-likely-than-not greater than their respective carrying values. Therefore, the goodwill of our reporting units was not impaired.

Business Combinations

The results of acquired businesses are included in our Consolidated Financial Statements from their acquisition date. Assets and liabilities of an acquired business are recorded at their estimated fair values on the acquisition date. We engage third-party valuation specialists to assist us in determining these fair values where necessary. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

The allocation of purchase price requires management to make significant estimates and assumptions. While we believe our assumptions and estimates are reasonable, they are inherently uncertain and based in part on our experience, market conditions, our projections of future performance, and information obtained from management of the acquired companies. Critical estimates include, but are not limited to, the following:

- Future revenue and profit margins;

- Royalty rates;

- Discount rates;

- Customer retention rates;

- Technology migration curves; and

- Useful lives assigned to acquired intangible assets.

Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis to marketing, general and administrative expense over their estimated useful lives.

Pension and Postretirement Benefits

The assumptions we use in determining projected benefit obligations and the fair value of plan assets for our defined benefit pension plans and other postretirement benefit plans are evaluated by management in consultation with outside actuaries. In the event that we determine that changes are warranted in the assumptions we use, such as the discount rate, expected long-term rate of return or health care costs, future pension and postretirement benefit expenses could increase or decrease. Due to changes in market conditions or participant population, the actuarial assumptions we use may differ from actual results, which could have a significant impact on our pension and postretirement liabilities and related costs.

Discount Rate

In consultation with our actuaries, we annually review and determine the discount rates to use in valuing our postretirement obligations. The assumed discount rates for our non-U.S. pension plans reflect market rates for currently available high quality corporate bonds. Our discount rates are determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with the bond portfolios to determine a rate that reflects the liability duration unique to our pension and postretirement benefit plans. As of December 31, 2025, a 0.25% increase in the discount rates associated with our non-U.S. plans would have decreased our year-end projected benefit obligation by approximately $26 million and would not have a significant impact on expected periodic benefit cost for the coming year. Conversely, a 0.25% decrease in the discount rates associated with our non-U.S. plans would have increased our year-end projected benefit obligation by approximately $26 million and would not have a significant impact on expected periodic benefit cost for the coming year.

We use the full yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Using this approach, we apply multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe this approach provides a more precise measurement of service and interest cost by aligning the timing of plan liability cash flows to the corresponding rates on the yield curve.

Long-term Return on Plan Assets

We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between returns in our asset classes, and our mix of active and passive investments. Additionally, current market conditions, including interest rates, are evaluated and market data is reviewed for reasonableness and appropriateness. An increase or decrease of 0.25% in the long-term return on assets associated with our non-U.S. plans would have decreased or increased our expected periodic benefit cost for the coming year by approximately $2 million.

Taxes Based on Income

Because we are subject to income tax in the U.S. and multiple foreign jurisdictions, judgment is required in evaluating and estimating our worldwide provision for income taxes, accruals for taxes, deferred taxes and tax positions. Our provision for income taxes is determined using the asset and liability approach in accordance with GAAP. Under this approach, deferred tax assets represent amounts available to reduce income taxes payable in future years. These assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating losses and tax credit carryforwards. These amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We evaluate the realizability of these future tax deductions and credits by assessing the period over which recoverability is allowed by law and the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. Our assessment of these sources of income relies heavily on estimates. Our forecasted earnings by jurisdiction are determined by how we operate our business and any changes to our operations may affect our effective tax rate. For example, our future income tax rate could be adversely affected by earnings being lower than anticipated in jurisdictions in which we have significant deferred tax assets that are dependent on such earnings to be realized. We use our historical experience and operating forecasts to evaluate expected future taxable income. To the extent we do not consider it more-likely-than-not that a deferred tax asset will be recovered, a valuation allowance is established in the period we make that determination.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

Tax laws and regulations are complex and subject to different interpretations by taxpayers and governmental taxing authorities. We review our tax positions quarterly and adjust the balances if and as new information becomes available. Significant judgment is required in determining our tax expense and evaluating our tax positions, including evaluating uncertainties. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of relevant facts and circumstances existing at the balance sheet date, taking into consideration existing laws, regulations and practices of the governmental taxing authorities exercising jurisdiction over our operations. We recognize and measure our uncertain tax positions following the more-likely-than-not threshold for recognition and measurement for tax positions we take or expect to take on a tax return.

Refer to Note 14, "Taxes Based on Income," to the Consolidated Financial Statements for more information.

Long-Term Incentive Compensation

Valuation of Stock-Based Awards

We base our stock-based compensation expense on the fair value of awards, adjusted for estimated forfeitures, amortized on a straight-line basis over the requisite service period for stock options and restricted stock units ("RSUs"). We base compensation expense for performance units ("PUs") on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis as these awards cliff-vest at the end of the requisite performance period. We base compensation expense related to market-leveraged stock units ("MSUs") on the fair value of awards, adjusted for estimated forfeitures, and amortized on a graded-vesting basis over their respective performance periods.

Compensation expense for awards with a market condition as a performance objective, which includes PUs and MSUs, is not adjusted if the condition is not met, as long as the requisite service period is met.

We determine the fair value of RSUs and the component of PUs that is subject to the achievement of a performance objective based on a financial performance condition based on the fair market value of our common stock as of the grant date, adjusted for foregone dividends. Over the performance period of the PUs, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based on the probability of achieving the target performance objectives established for the award.

We determine the fair value of stock-based awards that are subject to achievement of performance objectives based on a market condition, which includes MSUs and the other component of PUs, using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the respective target performance objectives established for the award.

Forfeiture Rate

Changes in estimated forfeiture rates are recorded as cumulative adjustments in the period estimates are revised.

Certain of our assumptions are based on management's estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact our stock-based compensation expense and results of operations.

Valuation of Cash-Based Awards

Cash-based awards consist of long-term incentive units ("LTI Units"). LTI Units are classified as liability awards and remeasured at each quarter-end over the applicable vesting or performance period. In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions similar to those of PUs and MSUs.

RECENT ACCOUNTING REQUIREMENTS

Refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements for this information.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

We are exposed to the impact of changes in foreign currency exchange rates and interest rates. We generally do not purchase or hold foreign currency or interest rate or commodity contracts for trading purposes.

Our objective in managing our exposure to foreign currency changes is to reduce the risk to our earnings and cash flow associated with foreign currency exchange rate changes. As a result, we enter into foreign currency exchange forward, option and swap contracts to reduce risks associated with the value of our existing foreign currency assets, liabilities, firm commitments and anticipated foreign revenues and costs, when available and appropriate. The gains and losses on these contracts are intended to offset changes in the related exposures. We do not hedge our foreign currency translation exposure in a manner that would entirely eliminate the effects of changes in foreign currency exchange rates on our net income.

Our objective in managing our exposure to interest rate changes is to reduce the impact of interest rate changes on earnings and cash flows. To achieve this objective, we may periodically use interest rate contracts to manage our exposure to interest rate changes.

Additionally, we enter into certain natural gas futures contracts to reduce the risks associated with natural gas we anticipate using in our manufacturing operations. These amounts are not material to our financial statements.

In the normal course of operations, we also face other risks that are either non-financial or non-quantifiable. These risks principally include changes in economic or political conditions, other risks associated with international operations, commodity price risk, and legal and compliance risk, which are not reflected in the analyses described below.

Foreign Exchange Value-At-Risk

We use a Value-At-Risk ("VAR") model to determine the estimated maximum potential one-day loss in earnings associated with our foreign exchange positions and contracts. This approach assumes that market rates or prices for foreign exchange positions and contracts are normally distributed. VAR model estimates are made assuming normal market conditions. The model includes foreign exchange derivative instruments. Forecasted transactions, firm commitments, accounts receivable and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, are excluded from the model.

The VAR model is a risk analysis tool and does not represent actual losses in fair value that we could incur, nor does it consider the potential effect of favorable changes in market factors.

In both 2025 and 2024, the VAR was estimated using a variance-covariance methodology. The currency correlation was based on one-year historical data obtained from one of our domestic banks. A 95% confidence level was used for a one-day time horizon.

The estimated maximum potential one-day loss in earnings for our foreign exchange positions and contracts was not significant at year-end 2025 or 2024.

Interest Rate Sensitivity

An assumed 29 and 44 basis point increase in interest rates affecting our variable-rate borrowings (10% of our weighted average interest rate on floating rate debt) in 2025 and 2024, respectively, would not have had a significant impact on interest expense.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	44
Consolidated Financial Statements:	
Consolidated Balance Sheets as of December 31, 2025 and December 28, 2024	46
Consolidated Statements of Income for 2025, 2024 and 2023	47
Consolidated Statements of Comprehensive Income for 2025, 2024 and 2023	48
Consolidated Statements of Shareholders' Equity for 2025, 2024 and 2023	49
Consolidated Statements of Cash Flows for 2025, 2024 and 2023	50
Notes to Consolidated Financial Statements	51

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avery Dennison Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Avery Dennison Corporation and its subsidiaries (the "Company") as of December 31, 2025 and December 28, 2024, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 28, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition from Certain Product Revenue

As described in Notes 1 and 15 to the consolidated financial statements, revenue is recognized for an amount that reflects the consideration which is expected from the sale of products when the Company satisfies a performance obligation by transferring control of products to a customer. Management considers a number of factors in determining when control has been transferred to a customer, including the following: (i) the Company's present right to payment; (ii) the customer's legal title to the asset; (iii) physical possession of the asset; (iv) the customer's significant risks and rewards of ownership of the asset; and (v) the customer's acceptance of the asset. Control generally transfers to a customer upon shipment or delivery, depending on the specific terms of sale with the customer. The Company's consolidated net sales were $8,855.5 million for the year ended December 31, 2025, of which a majority relates to certain product revenue in the Company's Materials Group and Solutions Group reportable segments.

The principal consideration for our determination that performing procedures relating to revenue recognition from certain product revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition from certain product revenue.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recognition of certain product revenue for an amount that reflects the consideration which is expected from the sale of products when the Company satisfies a performance obligation. These procedures also included, among others (i) testing certain product revenue transactions, on a sample basis, by obtaining and inspecting source documents, such as purchase orders, invoices, contracts, proof of shipment or delivery, and subsequent payment receipts; and (ii) confirming, on a sample basis, outstanding customer invoice balances as of December 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment or delivery, and subsequent payment receipts.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

February 25, 2026

We have served as the Company's auditor since at least 1960, which is when the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company or a predecessor company.

Consolidated Balance Sheets

(Dollars in millions, except per share amount)	December 31, 2025	December 28, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 202.8	$ 329.1
Trade accounts receivable, less allowances of $28.1 and $29.0 at year-end 2025 and 2024, respectively	1,503.9	1,466.2
Inventories	975.8	978.1
Other current assets	307.8	305.3
Total current assets	2,990.3	3,078.7
Property, plant and equipment, net	1,607.7	1,586.7
Goodwill	2,272.5	1,976.2
Other intangibles resulting from business acquisitions, net	827.5	755.3
Deferred tax assets	125.3	110.0
Other assets	978.4	897.3
Total assets	$ 8,801.7	$ 8,404.2
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term borrowings and current portion of long-term debt and finance leases	$ 522.9	$ 592.3
Accounts payable	1,261.7	1,340.7
Accrued payroll and employee benefits	232.7	288.9
Accrued trade rebates	169.8	157.9
Income taxes payable	86.1	74.7
Other current liabilities	380.4	408.1
Total current liabilities	2,653.6	2,862.6
Long-term debt and finance leases	3,210.0	2,559.9
Long-term retirement benefits and other liabilities	432.0	434.6
Deferred tax liabilities and income taxes payable	264.0	234.8
Commitments and contingencies (see Notes 7 and 8)		
Shareholders' equity:		
Common stock, $1 par value per share, authorized – 400,000,000 shares at year-end 2025 and 2024; issued – 124,126,624 shares at year-end 2025 and 2024; outstanding – 76,877,487 and 79,800,396 shares at year-end 2025 and 2024, respectively	124.1	124.1
Capital in excess of par value	834.3	840.6
Retained earnings	5,597.5	5,151.2
Treasury stock at cost, 47,249,137 and 44,326,228 shares at year-end 2025 and 2024, respectively	(3,904.1)	(3,347.5)
Accumulated other comprehensive loss	(409.7)	(456.1)
Total shareholders' equity	2,242.1	2,312.3
Total liabilities and shareholders' equity	$ 8,801.7	$ 8,404.2

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

(In millions, except per share amounts)	2025	2024	2023
Net sales	$8,855.5	$8,755.7	$8,364.3
Cost of products sold	6,309.2	6,225.0	6,086.8
Gross profit	2,546.3	2,530.7	2,277.5
Marketing, general and administrative expense	1,422.5	1,415.3	1,313.7
Other expense (income), net	77.5	71.6	180.9
Interest expense	135.4	117.0	119.0
Other non-operating expense (income), net	(14.2)	(26.7)	(30.8)
Income before taxes	925.1	953.5	694.7
Provision for income taxes	237.1	248.6	191.7
Net income	$ 688.0	$ 704.9	$ 503.0
Per share amounts:			
Net income per common share	$ 8.81	$ 8.77	$ 6.23
Net income per common share, assuming dilution	$ 8.79	$ 8.73	$ 6.20
Weighted average number of shares outstanding:			
Common shares	78.1	80.4	80.7
Common shares, assuming dilution	78.3	80.7	81.1

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

(In millions)	2025	2024	2023
Net income	$688.0	$704.9	$503.0
Other comprehensive income (loss), net of tax:			
Foreign currency translation:			
Translation gain (loss)	16.5	(46.9)	(14.6)
Pension and other postretirement benefits:			
Net gain (loss) recognized from actuarial gain/loss and prior service cost/credit	26.7	(1.3)	(25.2)
Reclassifications to net income	2.1	.8	(1.0)
Cash flow hedges:			
Gain (loss) recognized on cash flow hedges	1.9	(5.4)	(7.0)
Reclassifications to net income	2.8	2.8	3.7
Fair value hedges:			
Changes in excluded components of fair value hedges	(3.6)	2.0	—
Other comprehensive income (loss), net of tax	46.4	(48.0)	(44.1)
Total comprehensive income, net of tax	$734.4	$656.9	$458.9

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

(Dollars in millions, except per share amounts)	Common stock, $1 par value	Capital in excess of par value	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total
Balance as of December 31, 2022	$124.1	$879.3	$4,414.6	$(3,021.8)	$(364.0)	$2,032.2
Net income	—	—	503.0	—	—	503.0
Other comprehensive income (loss), net of tax	—	—	—	—	(44.1)	(44.1)
Repurchase of 780,721 shares for treasury	—	—	—	(137.5)	—	(137.5)
Issuance of 297,885 shares under stock-based compensation plans	—	(24.8)	8.9	16.5	—	.6
Contribution of 168,404 shares to 401(k) plan	—	—	22.0	8.4	—	30.4
Dividends of $3.18 per share	—	—	(256.7)	—	—	(256.7)
Balance as of December 30, 2023	$124.1	$854.5	$4,691.8	$(3,134.4)	$(408.1)	$2,127.9
Net income	—	—	704.9	—	—	704.9
Other comprehensive income (loss), net of tax	—	—	—	—	(48.0)	(48.0)
Repurchase of 1,184,780 shares for treasury	—	—	—	(247.5)	—	(247.5)
Issuance of 340,048 shares under stock-based compensation plans	—	(13.9)	7.7	26.8	—	20.6
Contribution of 149,543 shares to 401(k) plan	—	—	24.3	7.6	—	31.9
Dividends of $3.45 per share	—	—	(277.5)	—	—	(277.5)
Balance as of December 28, 2024	$124.1	$840.6	$5,151.2	$(3,347.5)	$(456.1)	$2,312.3
Cumulative-effect adjustment upon adoption of accounting standard update[1]	—	—	10.2	—	—	10.2
Net income	—	—	688.0	—	—	688.0
Other comprehensive income (loss), net of tax	—	—	—	—	46.4	46.4
Repurchase of 3,236,106 shares for treasury	—	—	—	(575.6)	—	(575.6)
Issuance of 119,495 shares under stock-based compensation plans	—	(6.3)	13.2	8.4	—	15.3
Contribution of 193,703 shares to 401(k) plan	—	—	23.3	10.6	—	33.9
Dividends of $3.70 per share	—	—	(288.4)	—	—	(288.4)
Balance as of December 31, 2025	$124.1	$834.3	$5,597.5	$(3,904.1)	$(409.7)	$2,242.1

[1] In the first quarter of 2025, we adopted accounting guidance that requires crypto assets to be measured at fair value, which resulted in an adjustment to reflect the difference between the carrying value of our holdings in crypto assets and their fair value as of the beginning of 2025. Crypto assets were not material to the Consolidated Financial Statements.

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(In millions)	2025	2024	2023
Operating Activities			
Net income	$ 688.0	$ 704.9	$ 503.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	206.4	197.1	187.4
Amortization	121.8	115.1	111.0
Provision for credit losses and sales returns	51.2	47.4	49.9
Stock-based compensation	27.9	28.7	22.3
Deferred taxes and other non-cash taxes	(19.9)	(18.5)	(24.4)
Other non-cash expense and loss (income and gain), net	48.8	67.2	37.1
Changes in assets and liabilities and other adjustments:			
Trade accounts receivable	44.0	(107.3)	(16.7)
Inventories	53.2	(90.7)	111.7
Accounts payable	(144.4)	106.7	(87.6)
Taxes on income	(5.1)	40.2	(18.7)
Other assets	3.8	(48.0)	37.7
Other liabilities	(194.3)	(104.0)	(86.7)
Net cash provided by operating activities	881.4	938.8	826.0
Investing Activities			
Purchases of property, plant and equipment	(169.0)	(208.8)	(265.3)
Purchases of software and other deferred charges	(31.4)	(31.0)	(19.8)
Proceeds from company-owned life insurance policies	—	—	48.1
Purchases of Argentine Blue Chip Swap securities	—	(34.2)	—
Proceeds from sales of Argentine Blue Chip Swap securities	—	24.0	—
Proceeds from sales of property, plant and equipment	22.6	.6	1.0
Proceeds from insurance and sales (purchases) of investments, net	3.5	10.1	1.9
Proceeds from settlement of net investment hedges	6.2	—	—
Payment for settlement of net investment hedges	(26.1)	—	—
Payments for acquisitions, net of cash acquired, and venture investments	(401.8)	(3.8)	(224.9)
Net cash used in investing activities	(596.0)	(243.1)	(459.0)
Financing Activities			
Net increase (decrease) in borrowings with maturities of three months or less	422.5	(269.0)	(36.6)
Additional long-term borrowings	576.5	539.2	394.9
Repayments of long-term debt and finance leases	(559.4)	(308.1)	(255.9)
Dividends paid	(288.4)	(277.5)	(256.7)
Share repurchases	(572.3)	(247.5)	(137.5)
Net (tax withholding) proceeds related to stock-based compensation	(12.8)	(8.4)	(23.8)
Proceeds from settlement of fair value hedges	32.8	—	—
Payments for settlement of fair value hedges	(13.5)	—	—
Other	(.3)	(4.8)	(1.6)
Net cash used in financing activities	(414.9)	(576.1)	(317.2)
Effect of foreign currency translation on cash balances	3.2	(5.5)	(2.0)
Increase (decrease) in cash and cash equivalents	(126.3)	114.1	47.8
Cash and cash equivalents, beginning of year	329.1	215.0	167.2
Cash and cash equivalents, end of year	$ 202.8	$ 329.1	$ 215.0

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

We are a global leader in materials science and digital identification solutions. We are Making Possible™ products and solutions that help advance the industries we serve, providing branding and information solutions that optimize labor and supply chain efficiency, reduce waste and mitigate loss, advance sustainability, circularity and transparency, and better connect brands and consumers. We design and develop labeling and functional materials, radio-frequency identification ("RFID") inlays and tags, software applications that connect the physical and digital, and offerings that enhance branded packaging and carry or display information that improves the customer experience. We serve an array of industries worldwide, including home and personal care, apparel, general retail, e-commerce, logistics, food and grocery, pharmaceuticals and automotive.

Principles of Consolidation

Our Consolidated Financial Statements include the accounts of majority-owned and controlled subsidiaries. Intercompany accounts, transactions and profits are eliminated in consolidation.

Fiscal Year

In January 2025, the Audit Committee of our Board of Directors approved a change to our previous 52- or 53-week fiscal year generally ending on the Saturday closest to December 31 to a fiscal year coincident with the calendar year. Our 2025 fiscal year began on December 29, 2024 and ended on December 31, 2025, which resulted in four extra days compared to prior years; fiscal years 2026 and beyond will be coincident with the calendar year beginning on January 1 and ending on December 31.

Our 2024 and 2023 fiscal years consisted of 52-week periods ending December 28, 2024 and December 30, 2023, respectively.

Accounting Guidance Updates

Crypto Assets

In the first quarter of 2025, we adopted guidance related to the accounting for and disclosure of crypto assets that requires crypto assets to be measured at fair value, which resulted in an adjustment to reflect the difference between the carrying value of our crypto assets and their fair value as of the beginning of 2025. The impact of our adoption of this guidance was not material to our financial statements or disclosures.

Income Taxes

In the fourth quarter of 2025, we prospectively adopted guidance that requires additional disclosures in the income tax rate reconciliation and income taxes paid. See Note 14, "Taxes Based on Income," for more information.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions for the reporting period and as of the date of our financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities, and the reported amounts of revenue and expense. As the effects of future events cannot be determined, actual results could differ significantly from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents generally consist of cash on hand, deposits in banks, cash-in-transit, and bank drafts and short-term investments with maturities of three months or less when purchased or received. The carrying value of these assets approximates fair value due to the short maturity of these instruments.

Inventories

We state inventories at the lower of cost or net realizable value and categorize them as raw materials, work-in-progress or finished goods. Cost is determined using the first-in, first-out method. We record inventory that is damaged, obsolete, excess and slow-moving to cost of products sold and establish a lower cost basis for that inventory. Slow-moving inventory is reviewed by category and may be recognized partially or fully to cost of products sold depending on the type of product, level of usage and length of time the product has been included in inventory.

Trade Accounts Receivable

We record trade accounts receivable at the invoiced amount. Our allowances for credit losses reflect customer trade accounts receivable that are estimated to be partially or entirely uncollectible. These allowances are used to reduce gross trade receivables to their net realizable values. We record these allowances based on estimates related to the financial condition of customers; the aging of receivable balances; our historical collection experience; and current and expected future macroeconomic and market conditions.

Property, Plant and Equipment

We generally compute depreciation using the straight-line method over the estimated useful lives of the respective assets, ranging from ten to 45 years for buildings and improvements and three to 15 years for machinery and equipment. Leasehold improvements are depreciated over the shorter of the asset's useful life and the associated lease term. We expense maintenance and repair costs as incurred; we capitalize renewals and improvements. Upon the sale or retirement of assets, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in net income.

Leases

Our leases primarily relate to office and warehouse space, machinery, transportation, and equipment for information technology. We determine if an arrangement is a lease or contains a lease at inception. For lease accounting purposes, we do not separate lease and nonlease components, nor do we record operating or finance lease assets and liabilities for short-term leases. We have options to renew or terminate some of our leases. We evaluate renewal and termination options at the lease commencement date and over the lease term to determine if we are reasonably certain to exercise these options. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments. We recognize expense for operating leases on a straight-line basis over the lease term, with variable lease payments recognized in the periods in which they are incurred.

Software

We capitalize software costs incurred during the application development stage of software development, including costs incurred for design, coding, installation to hardware, testing, and upgrades and enhancements that provide the software or hardware with additional functionalities and capabilities. We expense software costs, including internal and external training costs and maintenance costs, incurred during the preliminary project stage and the post-implementation and/or operation stage. Capitalized software, which is included in "Other assets" in the Consolidated Balance Sheets, is amortized on a straight-line basis over the estimated useful life of the software, which is generally between five and ten years.

Cloud Computing Arrangements

We capitalize certain costs incurred during the application development stage of implementation under a hosting arrangement that is a service contract. We expense costs incurred during the preliminary project stage and the post-implementation and/or operation stage. Capitalized implementation costs, which are included in "Other assets" in the Consolidated Balance Sheets, are amortized on a straight-line basis over the term of the hosting arrangement plus optional renewal periods, which is generally between five and ten years.

Venture Investments

We primarily invest in privately held companies and utilize the measurement alternative for venture investments that do not have readily determinable fair values, measuring them at cost less impairment plus or minus observable price changes in an orderly transaction. Venture investments that are publicly traded companies are recorded at fair value using Level 1 inputs. The carrying value of our venture investments is included in "Other assets" in the Consolidated Balance Sheets.

See Note 9, "Fair Value Measurements," for more information.

Impairment of Long-lived Assets

We record impairment charges when the carrying amounts of long-lived assets are determined not to be recoverable. We measure recoverability by comparing the undiscounted cash flows expected from the applicable asset or asset group's use and eventual disposition to its carrying value. We calculate the amount of impairment loss as the excess of the carrying value over the fair value. Historically, changes in market conditions and management strategy have caused us to reassess the carrying amount of our long-lived assets.

Goodwill and Other Intangibles Resulting from Business Acquisitions

We account for business combinations using the acquisition method, with the excess of the acquisition cost over the fair value of acquired net tangible assets and identified intangible assets considered goodwill. As a result, we disclose goodwill separately from other intangible assets. Other identifiable intangibles include customer relationships, patented and other developed technology, and trade names and trademarks.

We perform an annual impairment test of goodwill during the fourth quarter and, as necessary, if changes in facts and circumstances that indicate the fair value of a reporting unit may be less than its carrying value. Factors that may cause us to perform an impairment test outside of our annual assessment include significant underperformance of a business relative to expected operating results, significant adverse economic or industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, or our decision to divest a portion of a reporting unit. In performing impairment tests, we have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for goodwill impairment. If the qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative assessment. A quantitative assessment primarily uses the present value (discounted cash flow) method to determine the fair value of reporting units with goodwill.

We compare the fair value of each reporting unit to its carrying amount, and, to the extent the carrying amount exceeds the unit's fair value, we recognize an impairment of goodwill for the excess up to the amount of goodwill of that reporting unit.

In consultation with outside specialists, we estimate the fair value of our reporting units using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires us to make various assumptions, including a reporting unit's forecasted sales, profit margins and growth rates, as well as discount rates. Our assumptions about discount rates are based on the weighted average cost of capital of comparable companies. Our assumptions about sales, profit margins and growth rates are based on our forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. We also make assumptions for varying perpetual growth rates for periods beyond our long-term business plan period. We base our fair value estimates on projected financial information and assumptions that we believe are reasonable. However, actual future results may differ materially from these estimates and projections. The valuation methodology we use to estimate the fair value of reporting units requires inputs and assumptions that reflect current market conditions, as well as the impact of planned business and operational strategies that require management judgment. The estimated fair value could increase or decrease depending on changes in the inputs and assumptions.

We test indefinite-lived intangible assets, consisting of trade names and trademarks, for impairment in the fourth quarter or whenever events or circumstances indicate that it is more-likely-than-not that their carrying amounts exceed their fair values. In performing the impairment tests, we have the option first to assess qualitative factors to determine whether it is necessary to perform a quantitative assessment for indefinite-lived intangible asset impairment. If we decide not to perform a qualitative assessment, or if the qualitative assessment indicates that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying value, we perform a quantitative assessment. Fair value is estimated as the discounted value of future revenues using a royalty rate that a third party would pay to use the asset. Variation in the royalty rates could impact our estimate of fair value. If the carrying amount of an asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

We amortize finite-lived intangible assets, consisting of customer relationships, patented and other developed technology, trade names and trademarks, and other intangibles, on a straight-line basis over their estimated useful lives.

See Note 3, "Goodwill and Other Intangibles Resulting from Business Acquisitions," for more information.

Foreign Currency

We translate asset and liability accounts of international operations into U.S. dollars at current rates. Revenues and expenses are translated at the weighted average currency rate for the fiscal year. We record gains and losses resulting from hedging the value of investments in certain international operations and from the translation of balance sheet accounts directly as a component of other comprehensive income.

We account for our operations in Argentina as highly inflationary because the country's three-year cumulative inflation rate exceeds 100%. As a result, the functional currency of our Argentine subsidiary is the U.S. dollar.

Financial Instruments

We enter into foreign currency exchange derivative instruments to reduce our risk from exchange rate fluctuations associated with receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of our operations outside the U.S. From time to time, we enter into interest rate contracts to help manage our exposure to certain interest rate fluctuations. We also enter into futures contracts to hedge certain price fluctuations for a portion of our anticipated domestic purchases of natural gas. The maximum length of time for which we hedge our exposure to the variability in future cash flows is 36 months for forecasted foreign currency exchange and commodity transactions and ten years for cross-currency swap transactions.

On the date we enter into a derivative instrument, we determine whether the it will be designated as a hedge. Other derivative instruments not designated as hedges are recorded at fair value, with changes in fair value recognized in earnings. Our policy is not to purchase or hold any foreign currency, interest rate or commodity contracts for trading purposes.

All derivative instruments are accounted for at fair value and recognized as assets or liabilities in the Consolidated Balance Sheets. Accounting for the gain or loss resulting from changes in the fair value of a derivative instrument depends on whether it has been designated as part of a hedging relationship and is highly effective, as well as the nature of the hedging activity. We formally document all relationships between derivative instruments accounted for as designated hedges, the hedged item, the method for assessing effectiveness and the treatment of excluded components. These financial instruments can be designated as:

- Fair value hedges - Hedges of the change in the fair value of a recognized asset or liability. The gain or loss from the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in income during the period of the change in fair value. Hedge effectiveness is based on the spot method and expected to be perfectly effective. Excluded components are not included in the effectiveness assessment, recognized in a systematic and rational method over the term of the contracts and recorded to the same income statement line as the item being hedged.

- Cash flow hedges - Hedges to reduce the variability of future expected cash flows. For derivative instruments that are designated and qualify as cash flow hedges, the entire gain or loss on the derivative instrument is reported as a component of "Accumulated other comprehensive loss" and reclassified into earnings in the same period(s) during which the hedged transaction impacts earnings. Gains and losses on these derivative instruments, representing hedge components excluded from the assessment of effectiveness, are recognized in current earnings.

- Net investment hedges - Hedges of the currency exposure related to a net investment in a foreign operation. The gain or loss from the derivative instrument is recognized as foreign currency translation in "Accumulated other comprehensive loss" until the hedged net investment is either sold or substantially liquidated. Hedge effectiveness is based on the spot method, with no ineffectiveness expected over the duration of the hedging relationship. Excluded components are not included in the effectiveness assessment, recorded in a systematic and rational basis over the term of the contracts and recorded to "Marketing, general and administrative expense" in the Consolidated Statements of Income.

We assess, both at the inception of any hedge and on an ongoing basis, whether our hedges are highly effective. If we determine that a hedge is not highly effective, we prospectively discontinue hedge accounting. For cash flow hedges, we record gains and losses as components of other comprehensive income and reclassify them into earnings in the same period during which the hedged transaction affects earnings. In the event that the anticipated transaction is no longer highly probable to occur, we recognize the change in fair value of the hedging instrument in current period earnings. We recognize changes in fair value hedges in current period earnings. We also recognize changes in the fair value of underlying hedged items (such as recognized assets or liabilities) in current period earnings and offset the changes in the fair value of the derivative instrument.

In the Consolidated Statements of Cash Flows, hedges are classified in the same category as the hedged item.

See Note 5, "Financial Instruments," for more information.

Fair Value Measurements

We define fair value as the price that would be received from selling an asset or paid for transferring a liability in an orderly transaction between market participants at the measurement date. In determining fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability.

We determine fair value based on a three-tier fair value hierarchy, which we use to prioritize the inputs used in measuring fair value. These tiers consist of Level 1, which are observable inputs such as quoted prices in active markets; Level 2, which are inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, which are unobservable inputs for which little or no market data exists, requiring us to develop our own assumptions to determine the best estimate of fair value.

Revenue Recognition

Substantially all of our revenue is derived from the sale of products. Our Materials Group reportable segment sells pressure-sensitive label materials (including label materials with RFID inlays), films for graphic and reflective products, performance tapes and other adhesive products for industrial, medical and other applications, as well as fastener solutions. Our Solutions Group reportable segment sells a wide variety of branding and information solutions-oriented products, such as tickets, tags, labels (including RFID inlays), as well as related equipment, services and supplies. We recognize revenue in an amount that reflects the consideration which we expect from the sale of our products when we satisfy a performance obligation by transferring control of our products to a customer. We consider a number of factors in determining when we have transferred control to a customer, including the following: (i) our present right to payment; (ii) the customer's legal title to the asset; (iii) physical possession of the asset; (iv) the customer's significant risks and rewards of ownership of the asset; and (v) the customer's acceptance of the asset. Generally, there are no substantive differences in revenue recognition considerations among our various products. Control generally transfers to a customer upon shipment or delivery, depending on the specific terms of sale with the customer.

Our payment terms with customers are generally consistent with those used in the industries and regions in which we operate.

We accept sales returns in certain limited circumstances. We record a liability for estimated returns and a corresponding reduction to sales in the amount we expect to repay or credit customers, which we base on historical returns and outstanding customer claims. We update our estimates each reporting period.

Sales rebates, discounts and other customer concessions represent variable consideration and are common in the industries and regions in which we operate, which we account for as a reduction to sales based on estimates at the time at which products are sold. We base these estimates on our historical experience, as well as current information such as sales forecasts. We regularly review our estimates and adjust the revenue recognized from sales as necessary as additional information becomes available.

We exclude sales, value-added and other taxes we collect from customers from sales. We account for shipping and handling activities after control of a product is transferred to a customer as fulfillment costs and not as separate performance obligations. As a practical expedient, we have elected not to disclose the value of unsatisfied performance obligations for contracts with an expected length of less than one year. We expense sales commissions when incurred because their expected amortization period is one year or less. We record these costs in "Marketing, general and administrative expense" in the Consolidated Statements of Income.

Research and Development

Research and development costs are related to research, design and testing of new products and applications, which we expense as incurred.

Long-Term Incentive Compensation

No long-term incentive compensation expense was capitalized in 2025, 2024 or 2023.

Valuation of Stock-Based Awards

We base our stock-based compensation expense on the fair value of awards, adjusted for estimated forfeitures, amortized on a straight-line basis over the requisite service period for stock options and restricted stock units ("RSUs"). We base compensation expense for performance units ("PUs") on the fair value of awards, adjusted for estimated forfeitures, and amortized on a straight-line basis as these awards cliff-vest at the end of the requisite service period. We base compensation expense related to market-leveraged stock units ("MSUs") on the fair value of awards, adjusted for estimated forfeitures, and amortized on a graded-vesting basis over their respective performance periods.

Compensation expense for awards with a market condition as a performance objective, which includes MSUs and a component of PUs, is not adjusted if the condition is not met, as long as the requisite service period is met.

We estimate the fair value of stock options as of the grant date using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term.

We determine the fair value of RSUs and the component of PUs that is subject to the achievement of a performance objective using a financial performance condition based on the fair market value of our common stock as of the grant date, adjusted for foregone dividends. Over the performance period of the PUs, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward from the target shares based on the probability of the performance objectives established for the award being achieved.

We determine the fair value of stock-based awards that are subject to the achievement of performance objectives based on a market condition, which includes MSUs and the other component of PUs, using the Monte-Carlo simulation method, which utilizes multiple input variables, including expected stock price volatility and other assumptions appropriate for determining fair value, to estimate the probability of satisfying the performance objectives established for the award.

Certain of these assumptions are based on management's estimates, in consultation with outside specialists. Significant changes in assumptions for future awards and actual forfeiture rates could materially impact stock-based compensation expense and our results of operations.

Valuation of Cash-Based Awards

Cash-based awards consist of long-term incentive units ("LTI Units"). We classify LTI Units as liability awards and remeasure them at each quarter-end over the applicable vesting or performance period. In addition to LTI Units with terms and conditions that mirror those of RSUs, we also grant certain employees LTI Units with terms and conditions that mirror those of PUs and MSUs.

Forfeitures

We estimate expected forfeitures in determining the compensation cost to be recognized each period, rather than accounting for forfeitures as they occur. We record changes in estimated forfeiture rates as cumulative adjustments in the period estimates are revised.

See Note 12, "Long-term Incentive Compensation," for more information.

Taxes Based on Income

Because we are subject to income tax in the U.S. and multiple foreign jurisdictions, judgment is required in evaluating and estimating our worldwide provision for income taxes, accruals for taxes, deferred taxes and tax positions. Our provision for income taxes is determined using the asset and liability approach in accordance with GAAP. Under this approach, deferred taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets when uncertainty regarding their realizability exists. We recognize and measure our uncertain tax positions following the more-likely-than-not threshold for recognition and measurement for tax positions we take or expect to take on a tax return.

See Note 14, "Taxes Based on Income," for more information.

Reclassifications

Certain prior-period amounts have been reclassified to conform to the current-year presentation. Refer to Note 15, "Segment and Disaggregated Revenue Information," to the Consolidated Financial Statements for more information.

Recent Accounting Requirements

In September 2025, the Financial Accounting Standards Board ("FASB") issued guidance changing the capitalization criteria for internal-use software, eliminating references to project stages and requiring that projects meet completion probability before costs can be capitalized. This guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. We are currently assessing the impact of adopting this guidance on our consolidated financial statements.

In November 2024, the FASB issued guidance expanding the disclosure requirements for certain expenses in notes to consolidated financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We are currently assessing the impact of adopting this guidance on our consolidated financial statement disclosures.

NOTE 2. BUSINESS ACQUISITIONS

2025 Business Acquisition

On October 20, 2025, we completed our business acquisition of W.F. Taylor Holdings, Inc. ("Taylor Adhesives"), a Georgia-based flooring adhesives business, for the purchase price of approximately $390 million. This acquisition expanded the high-value category portfolio in our Materials Group reportable segment.

We funded the Taylor Adhesives acquisition using cash and proceeds from our issuance of senior notes in September 2025.

The final allocations of purchase consideration to assets and liabilities are ongoing as we continue to evaluate certain balances, estimates and assumptions during the measurement period (up to one year from the acquisition date). Our valuation of certain acquired assets and liabilities is currently pending finalization within the allowable time to complete our assessment.

The Taylor Adhesives acquisition was not material to the Consolidated Financial Statements.

2023 Business Acquisitions

On November 23, 2023, we completed our business acquisition of Silver Crystal Group ("Silver Crystal"), a Canada-based provider of sports apparel customization and application solutions across in-venue, direct-to-business and e-commerce platforms. On May 22, 2023, we completed our business acquisition of LG Group, Inc. ("Lion Brothers"), a Maryland-based designer and manufacturer of apparel brand embellishments. On March 6, 2023, we completed our business acquisition of Thermopatch, Inc. ("Thermopatch"), a New York-based manufacturer specializing in labeling, embellishments and transfers for the sports, industrial laundry, workwear and hospitality industries. These acquisitions expanded the product portfolio in our Solutions Group reportable segment. The acquisitions of Silver Crystal, Lion Brothers and Thermopatch are referred to collectively as the "2023 Acquisitions."

The aggregate purchase consideration, including purchase consideration payable, for the 2023 Acquisitions was approximately $231 million. We funded the 2023 Acquisitions using cash and commercial paper borrowings. In addition to the cash paid at closing, the sellers in one of these acquisitions are eligible for earn-out payments of up to $5 million, subject to the acquired company achieving certain post-acquisition performance targets. As of the acquisition date, we included an estimate of the fair value of these earn-out payments in the aggregate purchase consideration.

The 2023 Acquisitions were not material, individually or in the aggregate, to the Consolidated Financial Statements.

NOTE 3. GOODWILL AND OTHER INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

Goodwill

Results from our annual goodwill impairment test in the fourth quarter of 2025 indicated that no impairment occurred during 2025. The assumptions used in our assessment were primarily based on Level 3 inputs.

Changes in the net carrying amount of goodwill for 2025 and 2024 by reportable segment are shown below.

(In millions)	Materials Group	Solutions Group	Total
Goodwill as of December 30, 2023	$630.7	$1,382.9	$2,013.6
Acquisition adjustments[1]	—	(2.7)	(2.7)
Translation adjustments	(24.6)	(10.1)	(34.7)
Goodwill as of December 28, 2024	606.1	1,370.1	1,976.2
Acquisition[2]	237.6	—	237.6
Translation adjustments	42.3	16.4	58.7
Goodwill as of December 31, 2025	$886.0	$1,386.5	$2,272.5

[1] Measurement period adjustments related to the finalization of the purchase price allocation for our 2023 Acquisitions.
[2] Goodwill acquired related to our 2025 acquisition of Taylor Adhesives. We expect nearly all of the recognized goodwill related to this acquisition not to be deductible for income tax purposes.

The carrying amounts of goodwill at December 31, 2025 and December 28, 2024 were net of accumulated impairment losses of approximately $820 million recognized in fiscal year 2009 by our Solutions Group reportable segment.

Indefinite-Lived Intangible Assets

In connection with our acquisition of Taylor Adhesives, we acquired $18.7 million of identifiable indefinite lived intangible assets, consisting of trade names and trademarks. We utilized the income approach to estimate the fair values of intangible assets, primarily using Level 3 inputs. We applied significant judgment in determining the fair value of intangible assets, which included our estimates and assumptions with respect to the estimated future revenue and related profit margins, royalty rates, discount rates and economic lives assigned to the acquired intangible assets.

Results from our annual indefinite-lived intangible assets impairment test in the fourth quarter indicated that no impairment occurred during 2025. The carrying value of indefinite-lived intangible assets resulting from business acquisitions, consisting of trade names and trademarks, was $174.8 million and $154.5 million at December 31, 2025 and December 28, 2024, respectively.

Finite-Lived Intangible Assets

In connection with our acquisition of Taylor Adhesives, we acquired $139.6 million of identifiable finite-lived intangible assets, which consisted of customer relationships and developed technology. We utilized the income approach to estimate the fair value of acquired identifiable intangibles, primarily using Level 3 inputs. We applied significant judgment in determining the fair value of intangible assets, which included our estimates and assumptions with respect to estimated future revenue and related profit margins, customer retention rates, technology migration curves, royalty rates, discount rates and economic lives assigned to the acquired intangible assets.

The table below summarizes the amounts and useful lives of the intangible assets associated with our acquisition of Taylor Adhesives as of the acquisition date.

	Amount (in millions)	Amortization period (in years)
Customer relationships	$ 112.5	9
Developed technology	27.1	8

Refer to Note 2, "Business Acquisitions," for more information.

The table below sets forth our finite-lived intangible assets resulting from business acquisitions at December 31, 2025 and December 28, 2024, which continue to be amortized.

	2025			2024		
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$1,040.8	$509.5	$531.3	$ 916.0	$438.5	$477.5
Patented and other developed technology	305.0	187.2	117.8	275.2	156.8	118.4
Trade names and trademarks	17.5	14.0	3.5	17.1	12.8	4.3
Other intangibles	3.3	3.2	.1	3.2	2.6	.6
Total	$1,366.6	$713.9	$652.7	$1,211.5	$610.7	$600.8

Amortization expense for finite-lived intangible assets resulting from business acquisitions was $92.8 million for 2025, $89.4 million for 2024 and $86.3 million for 2023.

We expect estimated amortization expense for finite-lived intangible assets resulting from business acquisitions for each of the next five fiscal years and thereafter to be as follows:

(In millions)	Estimated Amortization Expense
2026	$102.0
2027	101.7
2028	93.6
2029	78.4
2030	76.5
2031 and thereafter	200.5

NOTE 4. DEBT

Short-Term Borrowings

We had $101.5 million in outstanding borrowings from U.S. commercial paper as of December 31, 2025 with a weighted average interest rate of 3.93% and no outstanding borrowings from U.S. commercial paper as of December 28, 2024.

We have a Euro-Commercial Paper Program under which we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding of $500 million. Proceeds from issuances under this program may be used for general corporate purposes. The maturities of the notes vary, but may not exceed 364 days from the date of issuance. Our payment obligations with respect to any notes issued under this program are backed by our revolving credit facility (the "Revolver"). There are no financial covenants under this program. Under this program, we had a $415.5 million outstanding balance as of December 31, 2025 with a weighted average interest rate of 2.19% and no outstanding balance as of December 28, 2024.

Short-Term Credit Facilities

In June 2024, we entered into a Credit Agreement (the "Credit Agreement") related to the Revolver to borrow up to an aggregate of $1.2 billion through its maturity date of June 26, 2029. The Revolver refinanced the prior revolving credit facility under the Fifth Amended and Restated Credit Agreement dated as of February 13, 2020, as amended. Pursuant to the Credit Agreement, the commitments under the Revolver may be increased by up to $600 million, subject to lender approvals and customary requirements. Under certain circumstances, we may request that the commitments under the Revolver be extended for one-year periods in accordance with the terms and conditions of the Credit Agreement. We use the Revolver as a back-up facility for our commercial paper program and for other corporate purposes.

No balance was outstanding under the Revolver as of December 31, 2025 or December 28, 2024. Commitment fees associated with revolving credit facilities in 2025, 2024 and 2023 were $1.3 million, $1.5 million and $1.2 million, respectively.

In addition to the Revolver, we have short-term lines of credit available in various countries of approximately $222 million in the aggregate at December 31, 2025. These lines may be cancelled at any time by us or the issuing banks. Borrowings under our short-term lines of credit were not material as of December 31, 2025 or December 28, 2024.

From time to time, we provide guarantees on certain arrangements with banks. Our exposure to these guarantees is not material.

Long-Term Borrowings

In September 2025, we issued €500 million of senior notes, due September 11, 2035, which bear an interest rate of 4.000% per year, payable annually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were approximately €494 million ($577 million), which we used in part to finance the Taylor Adhesives acquisition and repay existing indebtedness under our commercial paper program. Refer to Note 2, "Business Acquisitions," to the Consolidated Financial Statements for more information regarding our acquisition of Taylor Adhesives.

In the third quarter of 2025, we repaid our $5 million of medium-term notes at maturity using cash flows from operations and commercial paper borrowings.

In the second quarter of 2025, we repaid our $25 million of medium-term notes at maturity using cash flows from operations and commercial paper borrowings.

In the first quarter of 2025, we repaid our €500 million of senior notes at maturity using the net proceeds from the €500 million of senior notes we issued in the fourth quarter of 2024, cash flows from operations and commercial paper borrowings.

In November 2024, we issued €500 million of senior notes, due November 4, 2034, which bear an interest rate of 3.750% per year, payable annually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were approximately €495 million ($539 million), which we used to repay our €500 million of senior notes maturing in March 2025 and for general corporate purposes.

In August 2024, we repaid our $300 million of senior notes at maturity using cash flows from operations and commercial paper borrowings.

During 2024, we reclassified our $5 million of medium-term notes due in the third quarter of 2025, $25 million of medium-term notes due in the second quarter of 2025 and €500 million of senior notes due in the first quarter of 2025 from "Long-term debt and finance leases" to "Short-term borrowings and current portion of long-term debt and finance leases" in the Consolidated Balance Sheets.

In March 2023, we issued $400 million of senior notes, due March 15, 2033, which bear an interest rate of 5.750% per year, payable semiannually in arrears. Our net proceeds from this issuance, after deducting underwriting discounts and offering expenses, were $394.9 million, which we used to repay indebtedness under our commercial paper programs and our $250 million of senior notes that matured on April 15, 2023.

Our long-term debt, and related interest rates, at year-end 2025 and 2024 is shown below.

(In millions)	2025	2024
Long-term debt		
Medium-term notes:		
Series 1995 due 2025	$ —	$ 30.0
Long-term notes:		
Senior notes due 2025 at 1.250%[1]	—	521.1
Senior notes due 2028 at 4.875%	498.0	497.4
Senior notes due 2030 at 2.650%	497.4	496.7
Senior notes due 2032 at 2.250%	496.3	495.7
Senior notes due 2033 at 6.000%	149.4	149.3
Senior notes due 2033 at 5.750%	396.3	395.8
Senior notes due 2034 at 3.750%[1]	582.0	515.9
Senior notes due 2035 at 4.000%[1]	579.6	—
Less amount classified as current	—	(551.1)
Total long-term debt[2]	$3,199.0	$2,550.8

[1] These senior notes are euro-denominated, each with a face value of €500 million.
[2] Included unamortized debt issuance costs and debt discounts of $14.6 million and $10.2 million, respectively, as of year-end 2025 and $12.6 million and $7.9 million, respectively, as of year-end 2024.

At year-end 2024, our medium-term notes had accrued interest at a weighted average fixed rate of 7.5%.

We expect maturities of our long-term debt for each of the next five fiscal years and thereafter to be as follows:

Year	(In millions)
2026	$ —
2027	—
2028	500.0
2029	—
2030	500.0
2031 and thereafter	2,223.8

Refer to Note 7, "Commitments and Leases," for information related to finance leases.

Other

The Revolver contains a financial covenant requiring that we maintain a specified ratio of total debt minus unrestricted cash and cash equivalents in excess of $50 million to a certain measure of income. As of December 31, 2025 and December 28, 2024, we were in compliance with this financial covenant.

Our total interest costs in 2025, 2024 and 2023 were $138.3 million, $124.0 million and $126.5 million, respectively, of which $2.9 million, $7.0 million and $7.5 million, respectively, was capitalized as part of the cost of property, plant and equipment, capitalized software and capitalized implementation costs associated with cloud computing arrangements.

The estimated fair value of our long-term debt is primarily based on the credit spread above U.S. Treasury securities or euro government bond securities, as applicable, on notes with similar rates, credit ratings and remaining maturities. The fair value of short-term borrowings, which includes commercial paper issuances and short-term lines of credit, approximates their carrying value given their short duration. The fair value of our total debt was $3.67 billion at December 31, 2025 and $3.01 billion at December 28, 2024. Fair value amounts were determined based primarily on Level 2 inputs. Refer to Note 1, "Summary of Significant Accounting Policies," for more information.

NOTE 5. FINANCIAL INSTRUMENTS

We use various derivative instruments to manage risks in foreign currency exchange rates, commodity prices and interest rates. We recognize derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets.

Fair Value Hedges

We enter into foreign currency forward contracts to hedge our euro-denominated debt to offset changes in the fair value of the hedged item attributable to foreign currency risk. As of December 31, 2025, the foreign currency forward contracts hedging our €500 million of senior notes due in the third quarter of 2035 and our €500 million of senior notes due in the fourth quarter of 2034 mature in September 2026 and December 2026, respectively.

Cash Flow Hedges

We entered into U.S. dollar to euro cross-currency swap contracts with a total notional amount of $250 million to effectively convert our fixed-rate U.S. dollar-denominated debt into euro-denominated debt, including semiannual interest payments and the payment of principal at maturity. During the term of the contracts, which end on April 30, 2030, we pay fixed-rate interest in euros and receive fixed-rate interest in U.S. dollars.

We designate commodity forward contracts on forecasted purchases of commodities as cash flow hedges.

During 2025 and 2024, we entered into interest rate forward-starting swap contracts that we designated as cash flow hedges that were terminated upon the issuance of our €500 million of senior notes due in the third quarter of 2035 and our €500 million of senior notes due in the fourth quarter of 2034. The resulting gains and losses will be amortized to interest expense over the term of the hedged fixed-rate interest payments.

Net Investment Hedges

We enter into foreign currency contracts and zero-cost collars, which are combined as net investment hedges for accounting purposes. The net investment hedges minimize the effect of foreign currency exchange rates on our net investment in certain foreign operations between the sold put strike and bought call strike rates of the contracts. As of December 31, 2025, the notional value of these hedges totaled €1.0 billion, consisting of two €500 million tranches that mature in September 2026 and December 2026.

Other Derivative Instruments

Our outstanding foreign currency exchange contracts as of December 31, 2025 were recorded in various currencies, primarily the U.S. dollar, Canadian dollar, euro, Chinese renminbi, British pound sterling and Hong Kong dollar. We enter into foreign currency exchange contracts to reduce the risk from foreign currency exchange rate fluctuations associated with our receivables, payables, loans and firm commitments denominated in certain foreign currencies that arise primarily as a result of our operations outside the U.S. For other derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings.

Derivative Instrument Financial Statement Impacts

The following table shows the fair value and balance sheet locations of our derivative instruments as of December 31, 2025 and December 28, 2024:

(In millions)	Notional Amount	Other Current Assets	Other Non-Current Assets	Other Current Liabilities	Other Non-Current Liabilities	Type of Hedge
December 31, 2025						
Derivatives designated as hedges:						
Foreign currency forward contracts	$1,173.8	$ —	$ —	$ —	$ 4.5	Fair value
Cross-currency swap contracts	250.0	—	—	—	9.9	Cash flow
Commodity contracts	1.7	—	—	.3	—	Cash flow
Foreign currency forward contracts with collars	1,173.8	—	2.6	—	—	Net investment
Total		$ —	$ 2.6	$ .3	$14.4	
Derivatives not designated as hedges:						
Foreign currency exchange contracts	$1,467.5	$ 4.2	$ —	$ 3.4	$ —	
December 28, 2024						
Derivatives designated as hedges:						
Foreign currency forward contracts	$ 958.9	$ .2	$ —	$36.7	$ —	Fair value
Cross-currency swap contracts	250.0	—	10.9	—	—	Cash flow
Commodity contracts	2.9	.4	—	.4	—	Cash flow
Foreign currency forward contracts with collars	958.9	17.8	—	.2	—	Net investment
Total		$18.4	$10.9	$37.3	$ —	
Derivatives not designated as hedges:						
Foreign currency exchange contracts	$1,741.8	$11.9	$ —	$ 4.2	$ —	

The following tables show the components of the net gains (losses) recognized in income related to derivative instruments designated as fair value hedges:

(In millions)	2025	2024	2023
Gain (loss) on derivatives designated as fair value hedges:			
Foreign currency forward contracts - Marketing, general and administrative expense	$70.2	$(36.4)	$ —

The impact of the hedged items associated with the derivative instrument in the table above are recorded to the same income statement line as the derivative instrument. The net gains (losses) recognized in income related to our cross-currency swap contracts and commodity contracts were not material in 2025, 2024 or 2023.

The loss recognized in translation for net investment hedges was approximately $49 million for the year ended December 31, 2025. The gain recognized in translation for net investment hedges was approximately $15 million for the year ended December 28, 2024.

The following table shows the components of the net gains (losses) recognized in income related to the derivative instruments not designated as hedges:

(In millions)	Statements of Income Location	2025	2024	2023
Foreign currency exchange contracts	Cost of products sold	$ (.9)	$ 3.2	$3.4
Foreign currency exchange contracts	Marketing, general and administrative expense	1.9	(15.2)	5.5
		$1.0	$(12.0)	$8.9

NOTE 6. PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Plans

We sponsor a number of defined benefit plans, the accrual of benefits under some of which has been frozen, covering eligible employees in the U.S. and certain other countries. Benefits payable to an employee are based primarily on years of service and the employee's compensation during the course of his or her employment with our company.

We are also obligated to pay unfunded termination indemnity benefits to certain employees outside the U.S., which are subject to applicable agreements, laws and regulations. No costs related to these benefits have been included in the disclosures below because they have not been significant.

Plan Assets

Assets in our non-U.S. plans are invested in accordance with locally accepted practices and primarily include equity securities, fixed income securities, insurance contracts and cash. Asset allocations and investments vary by country and plan. Our target plan asset investment allocation for our non-U.S. plans in the aggregate is approximately 26% in equity securities, 58% in fixed income securities and cash, and 16% in insurance contracts and other investments, subject to periodic fluctuations among these asset classes.

Fair Value Measurements

The valuation methodologies we use for assets measured at fair value are described below.

Cash is valued at nominal value. Cash equivalents and mutual funds are valued at fair value as determined by quoted market prices, based upon the net asset value ("NAV") of shares held at year-end. Pooled funds are structured as collective trusts, not publicly traded and valued by calculating NAV per unit based on the NAV of the underlying funds/trusts as a practical expedient for the fair value of the pooled funds. The pooled funds are categorized by the investment strategy, which is primarily equity and fixed income securities. The pooled funds categorized as other investments are primarily investments in real estate funds. Insurance contracts are valued at book value, which approximates fair value and is calculated using the prior-year balance plus or minus investment returns and changes in cash flows.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While we believe these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy (as applicable), non-U.S. plan assets at fair value:

(In millions)	Total	Fair Value Measurements Using Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
2025				
Cash	$ 1.6	$ 1.6	$ —	$ —
Insurance contracts	52.6	—	—	52.6
Pooled funds – real estate investment trusts	4.2	—	—	4.2
Pooled funds – fixed income securities[(1)]	412.4			
Pooled funds – equity securities[(1)]	198.6			
Pooled funds – other investments[(1)]	63.1			
Total non-U.S. plan assets at fair value	$732.5			
2024				
Cash	$ 2.1	$ 2.1	$ —	$ —
Insurance contracts	39.0	—	—	39.0
Pooled funds – real estate investment trusts	5.3	—	—	5.3
Pooled funds – fixed income securities[(1)]	381.0			
Pooled funds – equity securities[(1)]	174.2			
Pooled funds – other investments[(1)]	57.9			
Total non-U.S. plan assets at fair value	$659.5			

(1) Pooled funds that are measured at fair value using the NAV per unit (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table reconcile to total non-U.S. plan assets.

The following table presents a reconciliation of Level 3 non-U.S. plan asset activity during 2025 and 2024:

(In millions)	Level 3 Assets Insurance Contracts	Pooled Funds – Real Estate Investment Trusts	Total
Balance at December 30, 2023	$42.6	$ 6.4	$49.0
Net realized and unrealized gain (loss)	1.1	(1.0)	.1
Purchases	3.7	—	3.7
Settlements	(5.8)	—	(5.8)
Impact of changes in foreign currency exchange rates	(2.6)	(.1)	(2.7)
Balance at December 28, 2024	39.0	5.3	44.3
Net realized and unrealized gain (loss)	1.2	(1.5)	(.3)
Purchases	5.5	—	5.5
Settlements	(2.6)	—	(2.6)
Transfer	4.4	—	4.4
Impact of changes in foreign currency exchange rates	5.1	.4	5.5
Balance at December 31, 2025	$52.6	$ 4.2	$56.8

Plan Assumptions

Discount Rate

In consultation with our actuaries, we annually review and determine the discount rates used to value our pension and other postretirement obligations. The assumed discount rate for each pension plan reflects market rates for currently available high quality corporate bonds. Our discount rate is determined by evaluating yield curves consisting of large populations of high quality corporate bonds. The projected pension benefit payment streams are then matched with bond portfolios to determine a rate that reflects the liability duration unique to our plans.

We use the full-yield curve approach to estimate the service and interest cost components of net periodic benefit cost for our pension and other postretirement benefit plans. Under this approach, we apply multiple discount rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. We believe that this approach provides a more precise measurement of service and interest cost by aligning the timing of a plan's liability cash flows to its corresponding rates on the yield curve.

Long-term Return on Assets

We determine the long-term rate of return assumption for plan assets by reviewing the historical and expected returns of both the equity and fixed income markets, taking into account our asset allocation, the correlation between returns in our asset classes, and our mix of active and passive investments. Additionally, we evaluate current market conditions, including interest rates, and review market data for reasonableness and appropriateness.

Measurement Date

When applicable, we measure the actuarial value of our benefit obligations and plan assets using the calendar month-end closest to our fiscal year-end and adjust for any contributions or other significant events between the measurement date and our fiscal year-end.

Plan Balance Sheet Reconciliations

The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and accumulated other comprehensive loss for our non-U.S. defined benefit plans:

Plan Benefit Obligations

	Pension Benefits	
(In millions)	2025	2024
Change in projected benefit obligations		
Projected benefit obligations at beginning of year	$664.4	$679.9
Service cost	14.7	13.8
Interest cost	26.2	24.1
Participant contributions	5.1	4.7
Amendments	1.4	5.1
Actuarial (gain) loss	(82.2)	2.8
Transfer	4.1	—
Benefits paid	(27.2)	(24.5)
Settlements	—	(6.0)
Foreign currency translation	73.7	(35.5)
Projected benefit obligations at end of year	$680.2	$664.4
Accumulated benefit obligations at end of year	$629.4	$608.0

The actuarial gain we recorded in 2025 was primarily due to higher discount rates used to measure our projected benefit obligations at the end of the year.

Plan Assets

(In millions)	Pension Benefits	
	2025	2024
Change in plan assets		
Plan assets at beginning of year	$659.5	$663.2
Actual return on plan assets	(4.8)	41.6
Transfer	4.4	—
Employer contributions	19.2	15.5
Participant contributions	5.1	4.7
Benefits paid	(27.2)	(24.5)
Settlements	—	(6.0)
Foreign currency translation	76.3	(35.0)
Plan assets at end of year	$732.5	$659.5

Funded Status

(In millions)	Pension Benefits	
	2025	2024
Funded status of the plans		
Other assets	$138.7	$ 84.7
Other accrued liabilities	(4.4)	(3.2)
Long-term retirement benefits and other liabilities	(82.0)	(86.4)
Plan assets more (less) than benefit obligations	$ 52.3	$ (4.9)

	Pension Benefits	
	2025	2024
Weighted average assumptions used to determine year-end benefit obligations		
Discount rate	4.57%	3.95%
Compensation rate increase	2.68	2.80

For non-U.S. plans, the projected benefit obligations and fair values of plan assets for pension plans with projected benefit obligations in excess of plan assets were approximately $268 million and $181 million, respectively, at year-end 2025 and approximately $245 million and $156 million, respectively, at year-end 2024.

For non-U.S. plans, the accumulated benefit obligations and fair values of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were approximately $227 million and $152 million, respectively, at year-end 2025 and approximately $230 million and $151 million, respectively, at year-end 2024.

Accumulated Other Comprehensive Loss

The pre-tax amounts related to our non-U.S. defined benefit plans recognized in "Accumulated other comprehensive loss" in the Consolidated Balance Sheets are detailed below:

(In millions)	Pension Benefits	
	2025	2024
Net actuarial loss	$31.2	$69.4
Prior service cost	3.7	2.3
Net amount recognized in accumulated other comprehensive loss	$34.9	$71.7

The following table shows the pre-tax amounts recognized in "Other comprehensive loss (income)":

(In millions)	Pension Benefits		
	2025	2024	2023
Net actuarial (gain) loss	$(36.8)	$ (3.4)	$ 32.6
Prior service credit	1.4	5.1	(.1)
Amortization of unrecognized:			
Net actuarial (gain) loss	(1.5)	(.4)	2.1
Prior service cost	.1	.5	.4
Settlements	—	.1	.1
Net amount recognized in other comprehensive loss (income)	$(36.8)	$ 1.9	$ 35.1

Plan Income Statement Reconciliations

The following table shows the components of net periodic benefit cost for our non-U.S. defined benefit plans:

(In millions)	Pension Benefits		
	2025	2024	2023
Service cost	$ 14.7	$ 13.8	$ 10.5
Interest cost	26.2	24.1	24.7
Expected return on plan assets	(36.6)	(37.4)	(33.2)
Amortization of actuarial (gain) loss	1.5	.4	(2.1)
Amortization of prior service cost	(.1)	(.5)	(.4)
Recognized gain on settlements	—	(.1)	(.1)
Net periodic benefit cost (credit)	$ 5.7	$ .3	$ (.6)

Service cost and components of net periodic benefit cost other than service cost were included in "Marketing, general and administrative expense" and "Other non-operating expense (income), net" in the Consolidated Statements of Income, respectively.

The following table shows the weighted average assumptions used to determine net periodic cost:

	Pension Benefits		
	2025	2024	2023
Discount rate	3.95 %	3.78 %	4.36 %
Expected return on assets	4.72	5.04	4.71
Compensation rate increase	2.80	2.73	2.75

Plan Contributions

We make contributions to our defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations, plus additional amounts, if any, we determine to be appropriate. Our expected contributions in 2026 for our non-U.S. defined benefit plans is $21.3 million.

Future Benefit Payments

The future benefit payments of our non-U.S. defined benefit plans shown below reflect the expected service periods for eligible participants.

(In millions)	Pension Benefits
2026	$ 34.1
2027	29.0
2028	31.6
2029	29.6
2030	31.8
2031-2035	176.2

U.S. Defined Benefit Pension Plans

Our U.S. defined benefit plans, the accrual of benefits which has been frozen, cover certain eligible employees in the U.S. Benefits payable to an employee were based primarily on years of service and the employee's compensation during the course of his or her employment with our company. Our policy is to fund the cost of these benefits from operating cash flows. At year-end 2025, our U.S. defined pension benefit obligation and related loss recorded in "Accumulated other comprehensive loss" were approximately $41 million and $8 million, respectively. At year-end 2024, our U.S. defined pension benefit obligations and related loss recorded in "Accumulated other comprehensive loss" were approximately $45 million and $9 million, respectively. Net periodic benefit cost was not material in 2025, 2024 or 2023.

Postretirement Health Benefits

We provide postretirement health benefits to certain of our retired U.S. employees up to the age of 65 under a cost-sharing arrangement and provide supplemental Medicare benefits to certain of our U.S. retirees over the age of 65. Our postretirement health benefit plan was closed to new participants retiring after December 31, 2021. Our policy is to fund the cost of these postretirement benefits from operating cash flows. While we do not intend to terminate these postretirement health benefits, we may do so at any time, subject to applicable laws and regulations. At year-end 2025, our postretirement health benefits obligation and related loss recorded in "Accumulated other comprehensive loss" were approximately $2 million and $9 million, respectively. At year-end 2024, our postretirement health benefits obligation and related loss recorded in "Accumulated other comprehensive loss" were approximately $2 million and $9 million, respectively. Net periodic benefit cost was not material in 2025, 2024 or 2023.

Defined Contribution Plans

We sponsor various defined contribution plans worldwide, the largest of which is the Avery Dennison Corporation Employee Savings Plan ("Savings Plan"), a 401(k) plan for our U.S. employees.

We recognized expense of $34.0 million, $31.9 million and $30.3 million in 2025, 2024 and 2023, respectively, related to our employer contributions and employer match of participant contributions to the Savings Plan.

Other Retirement Plans

We have deferred compensation plans and programs that permit eligible employees to defer a portion of their compensation. The compensation voluntarily deferred by the participant, together with certain employer contributions, earns specified and variable rates of return. As of year-end 2025 and 2024, we had accrued $99.8 million and $99.0 million, respectively, for our obligations under these plans. A portion of the interest on certain of our contributions may be forfeited by participants if their employment terminates before age 55 other than by reason of death or disability.

Our Directors Deferred Equity Compensation Program allows our non-employee directors to elect to receive their cash compensation in deferred stock units ("DSUs") issued under our equity plan. Additionally, two legacy deferred compensation plans had DSUs that were issued under our then-active equity plans. Dividend equivalents, representing the value of dividends per share paid on shares of our common stock and calculated with reference to the number of

DSUs held as of a quarterly dividend record date, are credited in the form of additional DSUs on the applicable dividend payable date. DSUs are converted into shares of our common stock, less fractional shares, and issued to a participating director upon his or her separation from our Board. DSUs in the amount of 0.03 million and 0.04 million were outstanding as of year-end 2025 and 2024, respectively, with an aggregate value of approximately $5 million and $8 million, respectively.

We hold company-owned life insurance policies, the proceeds from which are payable to us upon the death of covered participants. The cash surrender values of these policies, net of outstanding loans, which are included in "Other assets" in the Consolidated Balance Sheets, were $259.7 million and $247.4 million at year-end 2025 and 2024, respectively.

NOTE 7. COMMITMENTS AND LEASES

Supplemental cost information related to leases is shown below.

(In millions)	2025	2024	2023
Operating lease costs	$77.7	$ 75.1	$ 73.6

Lease costs related to finance leases were not material in 2025, 2024 or 2023.

Supplemental balance sheet information related to leases is shown below.

(In millions)	Balance Sheet Location	2025	2024
Assets			
Operating	Other assets	$215.8	$227.5
Finance[1]	Property, plant and equipment, net	15.9	32.5
Total leased assets		$231.7	$260.0
Liabilities			
Current:			
Operating	Other current liabilities	$ 53.1	$ 49.6
Finance	Short-term borrowings and current portion of long-term debt and finance leases	5.2	4.3
Non-current:			
Operating	Long-term retirement benefits and other liabilities	167.6	176.1
Finance	Long-term debt and finance leases	11.0	9.1
Total lease liabilities		$236.9	$239.1

[1] Finance lease assets are net of accumulated amortization of $16.0 million and $18.7 million as of year-end 2025 and 2024, respectively.

Supplemental cash flow information related to leases is shown below.

(In millions)	2025	2024	2023
Cash paid for amounts included in measurement of operating lease liabilities	$63.8	$ 61.0	$ 55.8
Operating lease assets obtained in exchange for operating lease liabilities	47.6	93.0	92.4

Cash flows related to finance leases were not material in 2025, 2024 or 2023.

Weighted average remaining lease term and discount rate information related to leases as of December 31, 2025 and December 28, 2024 is shown below.

	2025	2024
Weighted average remaining lease term (in years):		
Operating	6.5	6.7
Finance	3.6	3.6
Weighted average discount rate (percentage):		
Operating	4.7 %	4.6 %
Finance	4.7	4.7

Operating and finance lease liabilities by maturity date from December 31, 2025 are shown below.

(In millions)	Operating Leases	Finance Leases
2026	$ 59.7	$ 6.0
2027	46.9	5.0
2028	33.6	3.3
2029	28.1	2.3
2030	22.2	1.0
2031 and thereafter	66.9	.3
Total lease payments	257.4	17.9
Less: imputed interest	(36.7)	(1.7)
Present value of lease liabilities	$220.7	$16.2

As of December 31, 2025, we had no significant operating or finance leases that had not yet commenced.

NOTE 8. CONTINGENCIES

Legal Proceedings

We are involved in various lawsuits, claims, inquiries and other regulatory and compliance matters, most of which are routine to the nature of our business. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these claims could affect future results of operations should our exposure be materially different from our estimates or should we incur liabilities that were not previously accrued. Probable insurance reimbursements are not offset against potential liabilities.

Because of the uncertainties associated with claims resolution and litigation, future expenses to resolve legal proceedings could be higher than the liabilities we have accrued. If information were to become available that allowed us to reasonably estimate an amount higher or lower than what we have accrued in the range of potential expenses determined to be probable, we would adjust our accrued liabilities accordingly. Additional lawsuits, claims, inquiries and other regulatory and compliance matters could arise in the future. The range of expenses for resolving any future matters would be assessed as they arise; until then, a range of potential expenses for their resolution cannot be determined. Based upon current information, we believe that the impact of the resolution of legal proceedings would not be, individually or in the aggregate, material to our financial position, results of operations or cash flows.

We were party to a patent infringement litigation filed by ADASA Inc. ("Adasa"), an unrelated third party, in 2017 regarding certain RFID products within our Solutions Group reportable segment. We recorded a contingent liability in the amount of $26.6 million related to this matter in 2021. We increased our contingent liability to $82.9 million as of December 30, 2023, reflecting our best estimate of the anticipated judgment following a July 2023 jury retrial that affirmed the patent's validity.

On April 25, 2024, we entered into a Settlement Agreement, License and Mutual Release with Adasa pursuant to which, among other things, (i) we agreed to pay $75.0 million to Adasa without any concessions or admissions of liability; (ii) Adasa agreed to grant us a worldwide, nonexclusive, nontransferable fully-paid up, and ongoing royalty-free perpetual license, without the right to sublicense, to the patents at issue in the litigation; and (iii) the parties mutually released all claims against one another. We paid the agreed-upon settlement amount to Adasa on April 26, 2024 and Adasa filed a Stipulation of Satisfaction of Judgment with the trial court on April 29, 2024. The settlement payment and adjustments to our prior contingent liability are reflected in our fiscal 2024 and 2023 consolidated financial statements.

Environmental Expenditures

Environmental expenditures are generally expensed. When it is probable that a loss will be incurred and where a range of the loss can be reasonably estimated, the best estimate within the range is accrued. When the best estimate within the range cannot be determined, the low end of the range is accrued. The ultimate resolution of these matters could affect future results of operations should our exposure be materially different from our estimates or should we incur liabilities that were not previously accrued. Probable insurance reimbursements are not offset against potential liabilities. We review our estimates of the costs of complying with environmental laws related to the remediation and cleanup of various sites, including sites in which governmental agencies have designated us as a potentially responsible party ("PRP"). However, environmental expenditures for newly acquired assets and those that extend or improve the economic useful life of existing assets are capitalized and amortized over the shorter of the estimated useful life of the acquired asset or the remaining life of the existing asset.

As of December 31, 2025, we have been designated by the U.S. Environmental Protection Agency ("EPA") and/or other responsible state agencies as a PRP at ten waste disposal or waste recycling sites that are the subject of separate investigations or proceedings concerning alleged soil and/or groundwater contamination. No settlement of our liability related to any of these sites has been agreed upon. We are participating with other PRPs at these sites and anticipate that our share of remediation costs will be determined pursuant to agreements that we negotiate with the EPA or other governmental authorities.

These estimates could change as a result of changes in planned remedial actions, remediation technologies, site conditions, the estimated time to complete remediation, environmental laws and regulations, and other factors. Because of the uncertainties associated with environmental assessment and remediation activities, our future expenses to remediate these sites could be higher than the liabilities we have accrued. If information were to become available that allowed us to reasonably estimate an amount higher or lower than what we have accrued in the range of potential expenses, we would adjust our environmental liabilities accordingly. In addition, we may be identified as a PRP at additional sites in the future. The range of expenses for remediation of any future-identified sites would be addressed as they arise; until then, a range of expenses for their remediation cannot be determined.

The activity related to our environmental liabilities in 2025 and 2024 is shown below:

(In millions)	2025	2024
Balance at beginning of year	$13.0	$ 24.5
Charges, net of reversals	2.9	1.9
Payments	(5.9)	(13.4)
Balance at end of year	$10.0	$ 13.0

Approximately $2 million and $5 million of this balance was classified as short-term and included in "Other current liabilities" in the Consolidated Balance Sheets as of December 31, 2025 and December 28, 2024, respectively.

NOTE 9. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

Assets and liabilities carried at fair value, measured on a recurring basis, as of December 31, 2025 were as follows:

		Fair Value Measurements Using		
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets				
Investments	$49.1	$24.1	$25.0	$ —
Derivative assets	7.2	—	7.2	—
Bank drafts	7.5	7.5	—	—
Liabilities				
Derivative liabilities	$18.0	$ .3	$17.7	$ —
Contingent consideration liabilities	2.7	—	—	2.7

Assets and liabilities carried at fair value, measured on a recurring basis, as of December 28, 2024 were as follows:

		Fair Value Measurements Using		
(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets				
Investments	$48.0	$24.2	$23.8	$ —
Derivative assets	41.2	.4	40.8	—
Bank drafts	5.2	5.2	—	—
Liabilities				
Derivative liabilities	$41.5	$ .4	$41.1	$ —
Contingent consideration liabilities	4.8	—	—	4.8

Investments included fixed income securities (primarily U.S. government and corporate debt securities) measured at fair value using quoted prices/bids and a money market fund measured at fair value using NAV. As of December 31, 2025, investments of $1.1 million, $46.9 million, and $1.1 million were included in "Cash and cash equivalents," "Other current assets," and "Other assets," respectively, in the Consolidated Balance Sheets. As of December 28, 2024, investments of $1.5 million, $38.1 million, and $8.4 million were included in "Cash and cash equivalents," "Other current assets," and "Other assets," respectively, in the Consolidated Balance Sheets. Derivative instruments that are exchange-traded are measured at fair value using quoted market prices and classified within Level 1 of the valuation hierarchy. Derivative instruments measured based on foreign currency exchange rate inputs that are readily available in public markets are classified within Level 2 of the valuation hierarchy. Bank drafts (maturities greater than three months) are valued at face value due to their short-term nature and were included in "Other current assets" in the Consolidated Balance Sheets.

Contingent consideration liabilities relate to estimated earn-out payments associated with an acquisition completed in 2022, which is subject to the acquired company achieving certain post-acquisition performance targets. This liability was recorded based on the expected payments and has been classified as Level 3. Activity related to contingent consideration was immaterial in 2025 and 2024.

In addition to the investments described above, we hold venture investments that had a total carrying value of approximately $58 million and $45 million as of December 31, 2025 and December 28, 2024, respectively, which was included in "Other assets" in the Consolidated Balance Sheets. We hold certain venture investments based on Level 1 inputs; the fair value of these investments was $1.1 million as of December 31, 2025, and $8.4 million as of December 28, 2024. We recognized $23.3 million and $19.2 million in net losses in 2025 and 2024, respectively, and no net gains or losses in 2023 in our venture and other investments. These net gains or losses were recorded in "Other expense (income), net" in the Consolidated Statements of Income.

NOTE 10. NET INCOME PER COMMON SHARE

Net income per common share was computed as follows:

(In millions, except per share amounts)	2025	2024	2023
(A) Net income	$688.0	$704.9	$503.0
(B) Weighted average number of common shares outstanding	78.1	80.4	80.7
Dilutive shares (additional common shares issuable under stock-based awards)	.2	.3	.4
(C) Weighted average number of common shares outstanding, assuming dilution	78.3	80.7	81.1
Net income per common share (A) ÷ (B)	$ 8.81	$ 8.77	$ 6.23
Net income per common share, assuming dilution (A) ÷ (C)	$ 8.79	$ 8.73	$ 6.20

Certain stock-based compensation awards were excluded from the computation of net income per common share, assuming dilution, because they would not have had a dilutive effect. Stock-based compensation awards excluded from the computation totaled 0.1 million shares in 2025, 2024 and 2023.

NOTE 11. SUPPLEMENTAL EQUITY AND COMPREHENSIVE INCOME INFORMATION

Common Stock and Share Repurchase Program

Our Amended and Restated Certificate of Incorporation, as amended, authorizes five million shares of $1 par value preferred stock (of which no shares are outstanding), with respect to which our Board may fix the series and terms of issuance, and 400 million shares of $1 par value voting common stock.

From time to time, our Board authorizes the repurchase of shares of our outstanding common stock. Repurchased shares may be reissued under our long-term incentive plan or used for other corporate purposes. In 2025, we repurchased approximately 3.2 million shares of our common stock at an aggregate cost of $575.6 million. In 2024, we repurchased approximately 1.2 million shares of our common stock at an aggregate cost of $247.5 million.

In April 2025, our Board authorized the repurchase of shares of our common stock with a fair market value of up to $750 million, excluding any fees, commissions or other expenses related to such purchases and in addition to the amount outstanding under our previous Board authorization. Shares of our common stock in the aggregate amount of $526.3 million remained authorized for repurchase under this Board authorization as of December 31, 2025. Board authorizations remain in effect until shares in the amount authorized thereunder have been repurchased.

Treasury Shares Reissuance

We fund a portion of our employee-related costs using shares of our common stock held in treasury. We reduce capital in excess of par value based on the grant date fair value of vesting awards and record net gains or losses associated with using treasury shares to retained earnings.

Accumulated Other Comprehensive Loss

The changes in "Accumulated other comprehensive loss" (net of tax) for 2025 and 2024 were as follows:

(In millions)	Foreign Currency Translation[1]	Pension and Other Postretirement Benefits	Cash Flow Hedges	Fair Value Hedges	Total
Balance as of December 30, 2023	$(328.6)	$(77.5)	$(2.0)	$ —	$(408.1)
Other comprehensive income (loss) before reclassifications, net of tax	(46.9)	(1.3)	(5.4)	2.0	(51.6)
Reclassifications to net income, net of tax	—	.8	2.8	—	3.6
Net current-period other comprehensive income (loss), net of tax	(46.9)	(.5)	(2.6)	2.0	(48.0)
Balance as of December 28, 2024	$(375.5)	$(78.0)	$(4.6)	$ 2.0	$(456.1)
Other comprehensive income (loss) before reclassifications, net of tax	16.5	26.7	1.9	(3.6)	41.5
Reclassifications to net income, net of tax	—	2.1	2.8	—	4.9
Net current-period other comprehensive income (loss), net of tax	16.5	28.8	4.7	(3.6)	46.4
Balance as of December 31, 2025	$(359.0)	$(49.2)	$ .1	$(1.6)	$(409.7)

[1] Included the impact of our foreign currency forward contracts and zero-cost collars, accounted for as net investment hedges. Refer to Note 5, "Financial Instruments," to the Consolidated Financial Statements for more information.

The following table sets forth the income tax expense (benefit) allocated to each component of other comprehensive income (loss):

(In millions)	2025	2024	2023
Foreign currency translation:			
Translation gain (loss)	$(4.9)	$ .1	$ 1.2
Pension and other postretirement benefits:			
Net gain (loss) recognized from actuarial gain/loss and prior service cost/credit	8.6	(.6)	(8.2)
Reclassifications to net income	.7	.4	(.3)
Cash flow hedges:			
Gain (loss) recognized on cash flow hedges	.5	(1.7)	(2.2)
Reclassifications to net income	1.0	.9	1.2
Fair value hedges:			
Changes in excluded components of fair value hedges	(1.1)	.6	—
Income tax expense (benefit) allocated to components of other comprehensive income (loss)	$ 4.8	$ (.3)	$ (8.3)

NOTE 12. LONG-TERM INCENTIVE COMPENSATION

Stock-Based Awards

Stock-Based Compensation

We generally grant our annual stock-based compensation awards to eligible employees in March and non-employee directors in May. Certain awards granted to retirement-eligible employees one or more years before their retirement date vest upon retirement; these awards are accounted for as fully vested one year from the grant date.

Our 2017 Incentive Award Plan, a long-term incentive plan for employees and non-employee directors, allows us to grant stock-based compensation awards – including stock options, RSUs, PUs, MSUs and DSUs – or a combination of these and other awards. Under this plan, 5.4 million shares were made available for issuance, with each full value award counted as 1.5 shares for purposes of the number of shares authorized for issuance. Full value awards include RSUs, PUs and MSUs.

Stock-based compensation expense and the related recognized tax benefit were as follows:

(In millions)	2025	2024	2023
Stock-based compensation expense	$27.9	$28.7	$22.3
Tax benefit	3.2	2.6	2.4

This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income.

As of December 31, 2025, we had approximately $40 million of unrecognized compensation expense related to unvested stock-based awards, which is expected to be recognized over the remaining weighted average requisite service period of approximately two years.

Stock Options

Stock options may be granted to employees and non-employee directors at no less than 100% of the fair market value of our common stock on the grant date and generally vest over a four-year period. Options expire ten years from the grant date.

The fair value of stock options is estimated as of the grant date using the Black-Scholes option-pricing model. This model requires input assumptions for our expected dividend yield, expected stock price volatility, risk-free interest rate and the expected option term.

No stock options were granted in fiscal years 2025 or 2024. The weighted average grant date fair value per share for stock options granted in 2023 was $47.65.

The following assumptions are used in estimating the fair value of granted stock options:

Risk-free interest rate is based on the 52-week average of the Treasury-Bond rate that has a term corresponding to the expected option term. For 2023, it was 3.84%.

Expected stock price volatility represents an average of the implied and historical volatility. For 2023, it was 23.90%.

Expected dividend yield is based on the current annual dividend divided by the 12-month average of our monthly stock price prior to grant. For 2023, it was 1.84%.

Expected option term is determined based on historical experience under our long-term incentive plans. For 2023, it was 6.31 years.

The following table summarizes information related to stock options:

	Number of options (in thousands)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in millions)
Outstanding at December 28, 2024	63.0	$190.54	8.68	$ —
Exercised	—	—		
Outstanding at December 31, 2025	63.0	$190.54	7.67	$ —
Options vested and expected to vest at December 31, 2025	58.5	190.54	7.67	—
Options exercisable at December 31, 2025	—	$ —		$ —

There were no stock option exercises in 2025 or 2023. The total intrinsic value of stock options exercised in 2024 was $19.5 million. We received approximately $10 million in 2024 from the exercise of stock options, and the tax benefit associated with these exercised options was $4.8 million. The intrinsic value of a stock option is based on the amount by which the market value of our stock exceeds the exercise price of the option.

Performance Units ("PUs")

PUs are performance-based awards granted to eligible employees under our equity plan. PUs are payable in shares of our common stock at the end of a three- or four-year cliff vesting period provided that the designated performance objectives are achieved at the end of the period. Over the performance period, the estimated number of shares of our common stock issuable upon vesting is adjusted upward or downward based on the probability of achieving the performance objectives established for the award. The number of shares issued generally ranges from 0% to 200% of the target shares at the time of grant; however the shares issued for certain special PU awards can range up to 300% of the target shares at time of grant. The weighted average grant date fair value for PUs was $175.53, $224.82 and $180.12 in 2025, 2024 and 2023, respectively.

The following table summarizes information related to awarded PUs:

	Number of PUs (in thousands)	Weighted average grant-date fair value
Unvested at December 28, 2024	292.1	$181.94
Granted at target	154.2	175.53
Adjustment for performance achievement[1]	(32.5)	162.57
Vested	(38.7)	164.91
Forfeited/cancelled	(16.9)	184.27
Unvested at December 31, 2025	358.2	$182.66

[1] Reflects adjustments for performance for the 2022-2024 PUs.

The fair value of vested PUs was $6.4 million in 2025, $20.6 million in 2024 and $22.7 million in 2023.

Market-Leveraged Stock Units ("MSUs")

MSUs are performance-based awards granted to eligible employees under our equity plan. MSUs are payable in shares of our common stock over a four-year period provided that the designated performance objective is achieved as of the end of each vesting period. MSUs accrue dividend equivalents during the vesting period, which are earned and paid only at vesting provided that, at a minimum, threshold-level performance is achieved. The number of shares earned is based upon our absolute total shareholder return at each vesting date and can range from 0% to 200% of the target amount of MSUs subject to vesting. Each of the four vesting periods represents one tranche of MSUs and the fair value of each of these four tranches was determined using the Monte-Carlo simulation model, which utilizes multiple input variables, including expected stock price volatility and other assumptions, to estimate the probability of achieving the performance objective established for the award. The weighted average grant date fair value for MSUs was $190.36, $259.75 and $192.53 in 2025, 2024 and 2023, respectively.

The following table summarizes information related to awarded MSUs:

	Number of MSUs (in thousands)	Weighted average grant-date fair value
Unvested at December 28, 2024	163.7	$202.83
Granted at target	83.7	190.36
Adjustment for performance achievement[1]	.3	204.59
Vested	(67.5)	195.87
Forfeited/cancelled	(9.8)	196.20
Unvested at December 31, 2025	170.4	$200.85

[1] Reflects adjustments for performance for the tranches of MSUs vesting in 2025.

The fair value of vested MSUs was $13.2 million in 2025, $14.6 million in 2024 and $16.1 million in 2023.

Restricted Stock Units ("RSUs")

RSUs are service-based awards granted to eligible employees and non-employee directors under our equity plan. RSUs granted to employees generally vest over a period between one and four years. RSUs granted to non-employee directors generally vest in one year. The vesting of RSUs is subject to continued service through the applicable vesting date. If that condition is not met, unvested RSUs are generally forfeited. The weighted average grant date fair value for RSUs was $171.82, $210.74 and $175.88 in 2025, 2024 and 2023, respectively.

The following table summarizes information related to awarded RSUs:

	Number of RSUs (in thousands)	Weighted average grant-date fair value
Unvested at December 28, 2024	94.9	$191.22
Granted	73.4	171.82
Vested	(64.7)	191.49
Forfeited/cancelled	(1.8)	184.65
Unvested at December 31, 2025	101.8	$177.19

The fair value of vested RSUs was $12.4 million, $3.2 million and $2.7 million in 2025, 2024 and 2023, respectively.

Cash-Based Awards

Long-Term Incentive Units ("LTI Units")

LTI Units are cash-based awards granted to eligible employees under our long-term incentive unit plan. LTI Units are service-based awards that generally vest ratably over a four-year period. The settlement value equals the number of vested LTI Units multiplied by the average of the high and low market prices of our common stock on the vesting date. The compensation expense related to these awards is amortized on a straight-line basis and the fair value is remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end.

We also grant cash-based awards in the form of performance and market-leveraged LTI Units to eligible employees. Performance LTI Units are payable in cash at the end of a three-year cliff vesting period provided that certain performance objectives are achieved at the end of the performance period. Market-leveraged LTI Units are payable in cash and vest ratably over a period of four years. The number of performance and market-leveraged LTI Units earned at vesting is adjusted upward or downward based upon the probability of achieving the performance objectives established for the respective award and the actual number of units issued can range from 0% to 200% of the designated target units subject to vesting. Performance and market-leveraged LTI Units are remeasured using the estimated percentage of units expected to be earned multiplied by the average of the high and low market prices of our common stock at each quarter-end over their respective performance periods. The compensation expense related to performance LTI Units is amortized on a straight-line basis over their respective performance periods. The compensation expense related to market-leveraged LTI Units is amortized on a graded-vesting basis over their respective performance periods.

The compensation expense related to LTI Units was $12.9 million in 2025, $14.9 million in 2024 and $16.3 million in 2023. This expense was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income. The total recognized tax benefit related to LTI Units was $3.2 million in 2025, $3.6 million in 2024 and $3.9 million in 2023.

NOTE 13. COST REDUCTION ACTIONS

Restructuring Charges

We have plans that provide eligible employees with severance benefits in the event of an involuntary termination. We calculate severance using the benefit formulas under the applicable plans. We record restructuring charges from qualifying cost reduction actions for severance and other exit costs (including asset impairment charges and lease and other contract cancellation costs) when they are probable and estimable.

2025 Actions

During 2025, we recorded $48.8 million in restructuring charges, net of reversals, related to our 2025 actions. These charges consisted of severance and related costs for the reduction of approximately 1,200 positions, as well as asset impairment charges, at numerous locations across our company, as a result of actions taken to optimize our operational footprint.

In the fourth quarter of 2024, we recorded $13.1 million in restructuring charges related to our 2025 actions. These charges consisted of severance and related costs for the reduction of approximately 90 positions, as well as asset impairment charges, reflecting actions at numerous locations in our Solutions Group reportable segment.

2023 Actions

During 2024, we recorded $28.8 million in restructuring charges, net of reversals, related to these actions. These charges consisted of severance and related costs for the reduction of approximately 1,280 positions, as well as asset impairment charges, at numerous locations across our company.

During 2025, we recorded $1.6 million of reversals related to our 2023 Actions that were completed in the fourth quarter of 2025.

Accruals for severance and related costs and lease cancellation costs were included in "Other current liabilities" and "Long-term retirement benefits and other liabilities" in the Consolidated Balance Sheets. Asset impairment charges were based on the estimated market value of the assets, less selling costs, if applicable. Restructuring charges were included in "Other expense (income), net" in the Consolidated Statements of Income.

During 2025, restructuring charges and payments were as follows:

(In millions)	Accrual at December 28, 2024	Charges, Net of Reversals	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 31, 2025
2025 Actions						
Severance and related costs	$10.0	$45.7	$(41.5)	$ —	$.2	$14.4
Asset impairment charges	—	3.1	—	(3.1)	—	—
Total	$10.0	$48.8	$(41.5)	$(3.1)	$.2	$14.4

During 2024, restructuring charges and payments were as follows:

(In millions)	Accrual at December 30, 2023	Charges, Net of Reversals	Cash Payments	Non-cash Impairment	Foreign Currency Translation	Accrual at December 28, 2024
2025 Actions						
Severance and related costs	$ —	$10.0	$ —	$ —	$ —	$ 10.0
Asset impairment charges	—	3.1	—	(3.1)	—	—
2023 Actions						
Severance and related costs	27.7	25.4	(43.3)	—	(.6)	9.2
Asset impairment charges	—	3.0	—	(3.0)	—	—
Lease cancellation costs	—	.4	(.6)	—	—	(.2)
Total	$27.7	$41.9	$(43.9)	$ (6.1)	$ (.6)	$ 19.0

The table below shows the total amount of restructuring charges incurred by reportable segment and Corporate.

(In millions)	2025	2024	2023
Restructuring charges by reportable segment and Corporate			
Materials Group	$ 22.9	$ 5.7	$ 52.4
Solutions Group	23.4	35.8	23.2
Corporate	.9	.4	3.8
Total	$ 47.2	$ 41.9	$ 79.4

NOTE 14. TAXES BASED ON INCOME

Taxes based on income were as follows:

(In millions)	2025	2024	2023
Current:			
U.S. federal tax	$ 45.9	$ 36.0	$ 42.5
State taxes	11.0	10.6	9.0
Foreign taxes	205.3	214.9	160.8
	262.2	261.5	212.3
Deferred:			
U.S. federal tax	(17.2)	(8.7)	(29.0)
State taxes	(1.3)	(3.3)	(3.5)
Foreign taxes	(6.6)	(.9)	11.9
	(25.1)	(12.9)	(20.6)
Provision for income taxes	$237.1	$248.6	$191.7

A reconciliation of our provision for income taxes to the amount computed by multiplying the U.S. federal statutory tax rate to income before taxes for the year ended December 31, 2025 is provided below:

(In millions, except percentages)	2025	
	Amount	Percent
U.S. federal statutory tax rate	$194.3	21.0 %
State and local income taxes, net of federal income tax effect[1]	7.7	.8
Foreign tax effects		
China	18.0	1.9
The Netherlands		
Nontaxable or nondeductible items	(9.9)	(1.1)
Other	5.4	.6
Germany		
Changes in valuation allowances	(10.6)	(1.1)
Other	2.5	.3
Other foreign jurisdictions	44.9	4.9
Effect of cross-border tax laws	(18.1)	(2.0)
Tax credits	(8.8)	(1.0)
Changes in valuation allowances	8.3	.9
Nontaxable or nondeductible items	2.9	.3
Changes in unrecognized tax benefits	.5	.1
Provision for income taxes and effective tax rate	$237.1	25.6 %

[1] State taxes in California, Illinois, Pennsylvania, Wisconsin, New York and New Jersey made up the majority of the tax effect in this category.

A reconciliation of our provision for income taxes to the amount computed by multiplying the U.S. federal statutory tax rate to income before taxes previously disclosed for the years ended December 28, 2024 and December 30, 2023 is provided below:

(In millions)	2024	2023
Tax provision computed at U.S. federal statutory rate[1]	$200.2	$145.9
Increase (decrease) in taxes resulting from:		
State taxes, net of federal tax benefit	2.7	2.6
Foreign earnings taxed at different rates[1]	49.5	50.4
Global intangible low-taxed income high-tax exclusion election, net[2]	(6.2)	(10.0)
Valuation allowances	15.9	2.6
U.S. federal research and development tax credits	(7.7)	(8.3)
Tax contingencies and audit settlements	1.9	11.9
Other items, net	(7.7)	(3.4)
Provision for income taxes	$248.6	$191.7

[1] Both years included certain U.S. international tax provisions and foreign earnings taxed in the U.S., net of credits.
[2] In 2024, we recognized $6.2 million from our current year global intangible low-taxed income exclusion election. In 2023, we recognized $4.4 million from our 2023 exclusion election and $5.6 million related to the exclusion election made on our 2022 U.S. federal tax return.

Income before taxes from our U.S. and foreign operations was as follows:

(In millions)	2025	2024	2023
U.S.	$160.4	$211.4	$187.2
Foreign	764.7	742.1	507.5
Income before taxes	$925.1	$953.5	$694.7

Our effective tax rate was 25.6%, 26.1% and 27.6% for fiscal years 2025, 2024 and 2023, respectively.

Our 2025 provision for income taxes included (i) $15.4 million of net tax charge related to the tax on global intangible low-taxed income ("GILTI") of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from foreign-derived intangible income ("FDII"); (ii) $10.6 million of tax benefit from the release of valuation allowance as a result of completing a foreign restructuring transaction; and (iii) net tax benefit from a favorable ruling related to deductibility of interest expense.

Our 2024 provision for income taxes included (i) $15.9 million of net tax charge related to the tax on GILTI of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from FDII; (ii) $15.9 million of tax charge from valuation allowances due to the uncertainty of the realization of certain deferred tax assets; and (iii) excess tax benefits associated with stock-based payments, and return-to-provision benefits related to our 2023 U.S. federal tax return, partially offset by net tax charge primarily from the recognition of uncertain tax positions and tax audit settlements in certain foreign jurisdictions.

Our 2023 provision for income taxes included (i) $16.4 million of net tax charge related to the tax on GILTI of our foreign subsidiaries and the recognition of foreign withholding taxes on current year earnings, partially offset by the benefit from FDII; (ii) $14.7 million of return-to-provision benefit primarily related to our GILTI exclusion election and benefits from additional foreign tax credits recognized under temporary relief granted by the Internal Revenue Service ("IRS") in July 2023, related to our 2022 U.S. federal tax return, (iii) $10.5 million of tax charge related to non-deductible expenses resulting from the impact of the Argentine peso remeasurement loss; and (iv) $9.5 million of net tax charge primarily from the recognition of uncertain tax positions in certain foreign jurisdictions, partially offset by decreases in tax reserves as a result of closing tax years.

Deferred Taxes

Deferred taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

(In millions)	2025	2024
Accrued expenses not currently deductible	$ 32.2	$ 29.8
Net operating loss carryforwards	144.7	137.9
Tax credit carryforwards	24.3	14.8
Capitalized research expenses	94.0	81.7
Stock-based compensation	9.0	8.8
Pension and other postretirement benefits	13.7	31.1
Inventory reserve	19.7	19.2
Lease liabilities	44.8	44.7
Other assets	38.8	31.6
Valuation allowances	(77.5)	(72.7)
Total deferred tax assets[1]	343.7	326.9
Depreciation and amortization	(335.9)	(306.0)
Repatriation accrual	(33.0)	(24.2)
Foreign operating loss recapture	—	(3.1)
Lease assets	(44.5)	(44.3)
Total deferred tax liabilities[1]	(413.4)	(377.6)
Total net deferred tax assets (liabilities)	$ (69.7)	$ (50.7)

[1] Reflect gross amounts before jurisdictional netting of deferred tax assets and liabilities.

We assess available positive and negative evidence to estimate if sufficient future taxable income is expected to be generated to use existing deferred tax assets. On the basis of our assessment, we record valuation allowances only with respect to the portion of the deferred tax asset that is not more-likely-than-not to be realized. Our assessment of the future realizability of our deferred tax assets relies heavily on our forecasted earnings in certain jurisdictions determined by the manner in which we operate our business and the relevant carryforward periods. Any changes to our operations may affect our assessment of deferred tax assets considered realizable if the positive evidence no longer outweighs the negative evidence.

Net operating loss carryforwards of foreign subsidiaries at December 31, 2025 and December 28, 2024 were approximately $495 million and $466 million, respectively. Tax credit carryforwards of both domestic and foreign subsidiaries at December 31, 2025 and December 28, 2024 totaled approximately $24 million and $15 million, respectively. If unused, foreign net operating losses and tax credit carryforwards will expire as follows:

(In millions)	Net Operating Losses[1]	Tax Credits
Year of Expiry		
2026	$ 2.3	$ .2
2027	3.2	.3
2028	5.7	.7
2029	21.4	.4
2030	13.7	1.4
2031-2045	24.9	20.3
Indefinite life/no expiry	423.4	1.0
Total	$494.6	$24.3

[1] Net operating losses are presented before tax effects and valuation allowances.

Certain indefinite-lived foreign net operating losses may require decades to be fully utilized under our current business model.

At December 31, 2025, we had net operating loss carryforwards in certain states of approximately $681 million before tax effects. Based on our estimates of future state taxable income, it is more-likely-than-not that the majority of these carryforwards will not be realized before they expire. Accordingly, a valuation allowance has been recorded on approximately $660 million of these carryforwards.

As of December 31, 2025, our provision for income taxes did not materially benefit from applicable tax holidays in foreign jurisdictions.

Unrecognized Tax Benefits

As of December 31, 2025, our unrecognized tax benefits totaled approximately $81 million, $73 million of which, if recognized, would reduce our annual effective income tax rate. As of December 28, 2024, our unrecognized tax benefits totaled approximately $81 million, $74 million of which, if recognized, would reduce our annual effective income tax rate.

Where applicable, we accrue potential interest and penalties related to unrecognized tax benefits in income tax expense. The interest and penalties we recognized during fiscal years 2025, 2024 and 2023 were not material, individually or in aggregate, to the Consolidated Statements of Income. We have approximately $18 million and $17 million of accrued interest and penalties, net of tax benefit, in the Consolidated Balance Sheets at December 31, 2025 and December 28, 2024, respectively.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is provided below.

(In millions)	2025	2024
Balance at beginning of year	$81.1	$ 88.0
Additions for tax positions of current year	9.4	11.4
Additions (reductions) for tax positions of prior years, net	(8.2)	(7.2)
Settlements with tax authorities	(.2)	(4.6)
Expirations of statutes of limitations	(4.7)	(3.7)
Changes due to foreign currency translation	3.5	(2.8)
Balance at end of year	$80.9	$ 81.1

The amount of income taxes we pay is subject to ongoing audits by taxing jurisdictions around the world. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of the relevant risks, facts, and circumstances existing at the time. We believe we have adequately provided for reasonably foreseeable outcomes related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate. The final determination of tax audits and any related legal proceedings could materially differ from amounts reflected in our tax provision for income taxes and the related liabilities. To date, we and our U.S. subsidiaries have completed the IRS' Compliance Assurance Process through 2023. With limited exceptions, we are no longer subject to income tax examinations by tax authorities for years prior to 2010.

Cash Paid for Income Taxes (Net of Refunds Received)

Cash paid for income taxes, net of refunds received, for the year ended December 31, 2025 was as follows:

(In millions)	2025
U.S. federal	$ 35.7
State	10.4
Foreign	
China	58.3
The Netherlands	18.6
India	16.4
Other	125.6
Cash paid for income taxes (net of refunds received)	$265.0

Cash paid for income taxes, net of refunds received, for the years ended December 28, 2024 and December 30, 2023 was $226.8 million and $234.9 million, respectively.

NOTE 15. SEGMENT AND DISAGGREGATED REVENUE INFORMATION

Segment Reporting

We have the following reportable segments:

- Materials Group – manufactures and sells pressure-sensitive label materials (including label materials with RFID inlays), films for graphic and reflective products, performance tapes and other adhesive products for industrial, medical and other applications, as well as fastener solutions.

- Solutions Group – designs, manufactures and sells a wide variety of branding and information solutions, including brand and price tickets, tags and labels (including RFID inlays), and related services, supplies and equipment.

Our President and Chief Executive Officer is the chief operating decision maker ("CODM") and is responsible for the allocation of resources and evaluation of performance of our reportable segments. The CODM's oversight includes establishing performance targets to advance our long-term strategy and increase stockholder value, allocating capital to our reportable segments to achieve those targets, developing compensation programs to incentivize segment leaders to achieve those targets, and analyzing key performance metrics to track progress against those targets. The CODM reviews the performance of each segment by comparing each reportable segment's current period results with its annual operating plan targets, its most recent quarterly forecast, and the prior year to assess how segment results impacted our company's overall results.

Disaggregated Revenue Information

Disaggregated revenue information is shown below in the manner that best reflects how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. Revenue from our Materials Group reportable segment is attributed to geographic areas based on the location from which products are shipped. Revenue from our Solutions Group reportable segment is shown by product group.

(In millions)	2025[2]	2024	2023
Net sales to unaffiliated customers[1]			
Materials Group:			
North America	$1,943.1	$1,879.6	$1,846.3
Europe, the Middle East and North Africa	2,146.4	2,091.0	2,007.1
Asia	1,534.3	1,552.7	1,483.7
Latin America	469.5	489.7	474.2
Total Materials Group	6,093.3	6,013.0	5,811.3
Solutions Group:			
Apparel and other	1,811.8	1,876.8	1,662.9
Identification Solutions and Vestcom	950.4	865.9	890.1
Total Solutions Group	2,762.2	2,742.7	2,553.0
Net sales to unaffiliated customers	$8,855.5	$8,755.7	$8,364.3

[1] Certain prior-year amounts have been reclassified to conform to the current-year presentation.
[2] Beginning in the first quarter of 2025 and to better align with our growth strategy, revenue for certain radio-frequency identification products were reflected in the Materials Group reportable segment; in prior years, these revenues were reflected in the Solutions Group reportable segment. Prior-year amounts were not material.

Revenue from our Materials Group reportable segment by product group is shown below.

(In millions)	2025	2024	2023
Net sales to unaffiliated customers[1]			
Materials Group:			
Labels, graphics and reflectives	$5,332.2	$5,266.0	$5,076.8
Performance materials[2]	547.2	516.6	522.8
Other	213.9	230.4	211.7
Total Materials Group	$6,093.3	$6,013.0	$5,811.3

[1] Certain prior-year amounts have been reclassified to conform to the current-year presentation.
[2] Performance materials includes industrial and medical tapes, trade adhesives and Taylor Adhesives.

Our total company revenue by geographic area is shown below. Revenue is attributed to geographic areas based on the location from which products are shipped.

(In millions)	2025	2024	2023
Net sales to unaffiliated customers			
U.S.	$2,751.0	$2,613.4	$2,578.3
Europe, the Middle East and North Africa	2,457.1	2,418.6	2,306.7
Asia	2,726.8	2,763.1	2,545.2
Latin America	567.3	599.8	582.3
Other	353.3	360.8	351.8
Net sales to unaffiliated customers	$8,855.5	$8,755.7	$8,364.3

Net sales to unaffiliated customers in Asia included sales in China (including Hong Kong) of $1.35 billion in 2025, $1.40 billion in 2024 and $1.30 billion in 2023.

No single customer represented 10% or more of our net sales in year-end 2025, 2024 or 2023. Our ten largest customers, which include apparel retailers and brand owners, in the aggregate represented approximately 17% of our net sales during 2025 and approximately 16% of our net sales during 2024 and 2023.

Segment Information

Our CODM uses segment adjusted operating income to evaluate segment performance and allocate resources. Segment adjusted operating income is defined as income before taxes adjusted for other expense (income), net; interest expense, other non-operating expense (income), net; and other items. Segment results and reconciliation to income before taxes are presented below.

(In millions)	2025	2024	2023
Materials Group			
Net sales to unaffiliated customers	$6,093.3	$6,013.0	$5,811.3
Segment expense[1]	5,171.1	5,088.3	5,022.1
Segment adjusted operating income	$ 922.2	$ 924.7	$ 789.2
Solutions Group			
Net sales to unaffiliated customers	$2,762.2	$2,742.7	$2,553.0
Segment expense[1]	2,475.9	2,453.4	2,301.0
Segment adjusted operating income	$ 286.3	$ 289.3	$ 252.0

[1] Segment expense included cost of products sold and marketing, general and administrative expense and excluded other expense (income), net, and other items.

(In millions)	2025	2024	2023
Segment adjusted operating income			
Materials Group	$ 922.2	$ 924.7	$ 789.2
Solutions Group	286.3	289.3	252.0
Total	1,208.5	1,214.0	1,041.2
Corporate expense	(84.7)	(91.9)	(77.4)
Other expense (income), net and other items	(77.5)	(78.3)	(180.9)
Interest expense	(135.4)	(117.0)	(119.0)
Other non-operating expense (income), net	14.2	26.7	30.8
Income before taxes	$ 925.1	$ 953.5	$ 694.7

Additional Segment Information

Additional financial information by reportable segment is shown below.

Intersegment sales are recorded at or near market prices and are eliminated in determining consolidated net sales. We do not disclose total assets by reportable segment since we neither generate nor review that information internally. As our reporting structure is neither organized nor reviewed internally by country, results by individual country are not provided.

(In millions)	2025	2024	2023
Intersegment sales			
Materials Group	$174.0	$162.8	$157.1
Solutions Group	55.1	52.3	35.5
Intersegment sales	$229.1	$215.1	$192.6
Capital expenditures[1][2]			
Materials Group	$ 96.2	$ 96.3	$117.8
Solutions Group	75.1	120.8	148.7
Capital expenditures	$171.3	$217.1	$266.5
Depreciation and amortization expense[1]			
Materials Group	$137.4	$130.9	$127.8
Solutions Group	190.8	181.3	170.6
Depreciation and amortization expense	$328.2	$312.2	$298.4

[1] Corporate capital expenditures and depreciation and amortization expense are allocated to the reportable segments based on their respective percentage of consolidated net sales.

[2] Capital expenditures for property, plant and equipment included accruals.

Entity-wide Information

Other expense (income), net, by type were as follows:

(In millions)	2025	2024	2023
Other expense (income), net, by type			
Restructuring charges, net of reversals:			
Severance and related costs, net of reversals	$ 43.2	$ 35.4	$ 70.8
Asset impairment and lease cancellation charges	4.0	6.5	8.6
Other items:			
(Gain) loss on venture and other investments, net	23.3	19.2	1.5
Losses from Argentine peso remeasurement and Blue Chip Swap transactions	5.6	16.4	29.9
Transaction and related costs	5.1	.3	5.3
Outcomes of legal matters and settlements, net[1]	9.2	(6.2)	64.3
(Gain) loss on sales of assets	(12.9)	—	.5
Other expense (income), net	$ 77.5	$ 71.6	$180.9

[1] Amount for 2023 included an additional contingent liability of $56.3 million related to the Adasa litigation. Refer to Note 8, "Contingencies" for more information.

Long-lived assets (including property, plant and equipment, net, and operating lease assets) in our U.S. and non-U.S. operations were as follows:

(In millions)	2025	2024
Long-lived assets		
U.S.	$ 615.6	$ 642.7
Non-U.S.	1,207.9	1,171.5
Long-lived assets	$ 1,823.5	$ 1,814.2

Long-lived assets located in China (including Hong Kong) were approximately $273 million and $288 million in 2025 and 2024, respectively.

NOTE 16. SUPPLEMENTAL FINANCIAL INFORMATION

Inventories

Inventories at year-end were as follows:

(In millions)	2025	2024
Raw materials	$ 387.6	$ 435.0
Work-in-progress	242.5	224.9
Finished goods	345.7	318.2
Inventories	$ 975.8	$ 978.1

Property, Plant and Equipment, Net

Major classes of property, plant and equipment, stated at cost, at year-end were as follows:

(In millions)	2025	2024
Land	$ 37.4	$ 35.1
Buildings and improvements	903.5	852.3
Machinery and equipment	3,192.6	2,903.4
Construction-in-progress	138.4	202.7
Property, plant and equipment	4,271.9	3,993.5
Accumulated depreciation	(2,664.2)	(2,406.8)
Property, plant and equipment, net	$ 1,607.7	$ 1,586.7

Software

Capitalized software costs at year-end were as follows:

(In millions)	2025	2024
Cost	$ 396.3	$ 360.0
Accumulated amortization	(278.7)	(249.3)
Software, net	$ 117.6	$ 110.7

Software amortization expense was $28.5 million in 2025, $25.1 million in 2024 and $23.4 million in 2023.

Cloud Computing Arrangements

Capitalized implementation costs at year-end were as follows:

(In millions)	2025	2024
Cost	$134.4	$ 97.1
Accumulated amortization	(29.7)	(17.9)
Capitalized implementation costs, net	$104.7	$ 79.2

Capitalized implementation cost amortization expense was $11.7 million in 2025, $8.0 million in 2024 and $4.5 million in 2023.

Allowance for Credit Losses

Given the short-term nature of trade receivables, our allowance for credit losses is based on the financial condition of customers, the aging of receivable balances, our historical collections experience, and current and expected future macroeconomic and market conditions. Balances are written off in the period in which they are determined to be uncollectible.

The activity related to our allowance for credit losses was as follows:

(In millions)	2025	2024
Balance at beginning of year	$ 29.0	$ 34.4
Provision for credit losses	3.2	4.6
Amounts written off	(5.9)	(8.9)
Other, including foreign currency translation	1.8	(1.1)
Balance at end of year	$ 28.1	$ 29.0

The provision for credit losses was $4.4 million in 2023.

Research and Development

Research and development expense, which was included in "Marketing, general and administrative expense" in the Consolidated Statements of Income, was as follows:

(In millions)	2025	2024	2023
Research and development expense	$136.6	$137.8	$135.8

Supplemental Cash Flow Information

Cash paid for interest was as follows:

(In millions)	2025	2024	2023
Interest	$131.3	$111.8	$109.9

The accrued amount of excise taxes payable on 2025 share repurchases was $4.9 million as of December 31, 2025.

Foreign Currency Effects

Gains and losses resulting from foreign currency transactions are included in income in the period incurred. Transactions in foreign currencies (including receivables, payables and loans denominated in currencies other than the functional currency), including hedging impacts, were not material in 2025, 2024 or 2023.

Deferred Revenue

Deferred revenue primarily relates to constrained variable consideration on supply agreements for sales of products, as well as payments received in advance of performance under a contract. Deferred revenue is recognized as revenue as or when we perform under a contract.

The following table shows the amounts and balance sheet locations of deferred revenue as of December 31, 2025 and December 28, 2024:

(In millions)	December 31, 2025	December 28, 2024
Other current liabilities	$16.2	$15.5
Long-term retirement benefits and other liabilities	1.6	1.2
Total deferred revenue	$17.8	$16.7

Revenue recognized from amounts included in deferred revenue as of December 28, 2024 was $14.9 million in 2025. Revenue recognized from amounts included in deferred revenue as of December 30, 2023 was $17.5 million in 2024. Revenue recognized from amounts included in deferred revenue as of December 31, 2022 was $21.0 million in 2023. This revenue was included in "Net sales" in the Consolidated Statements of Income.

Supplier Finance Programs

We have agreements with third-party financial institutions to facilitate payments to suppliers. These third-party financial institutions offer voluntary supply chain finance programs that enable certain of our suppliers, at the supplier's sole discretion, to sell our payment obligations to a financial institution on terms directly negotiated with the financial institution. Participating suppliers decide which payment obligations are sold to the financial institution and we have no economic interest in a supplier's decision to sell these payment obligations. We make payments to the financial institution on the invoice due date, regardless of whether an individual invoice is sold by the supplier to the financial institution. Our obligations to our suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers' decisions to sell amounts under these arrangements. Amounts due under our supply chain finance programs are included in accounts payable in our Consolidated Balance Sheets and activities related to these programs are presented as operating activities in our Consolidated Statements of Cash Flows. As of December 31, 2025 and December 28, 2024, the amounts due to financial institutions for suppliers that participate in these programs were $383.8 million and $384.6 million, respectively.

The activity related to our supplier finance programs was as follows:

(In millions)	2025	2024
Balance at beginning of year	$ 384.6	$ 397.4
Invoices confirmed during the year	1,291.3	1,339.3
Invoices paid during the year	(1,316.6)	(1,328.9)
Other, including foreign currency translation	24.5	(23.2)
Balance at end of year	$ 383.8	$ 384.6

Argentine Blue Chip Swap Transactions

In 2019, the Argentine government instituted exchange controls restricting the ability of entities and individuals to exchange Argentine pesos for foreign currencies or remit foreign currency out of Argentina. Due to these restrictions, markets in Argentina use a legal trading mechanism known as the Blue Chip Swap that allows entities to transfer U.S. dollars in and out of Argentina. During 2024, we entered into Blue Chip Swap transactions that resulted in losses of approximately $10 million that we recorded in "Other expense (income), net" in our Consolidated Statements of Income. Purchases and the proceeds from sales of Argentine Blue Chip Swap securities were included in investing activities in our Consolidated Statements of Cash Flows.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer as appropriate, to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. We are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the Report of Independent Registered Public Accounting Firm contained in Item 8 of this report.

Changes in Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

On November 24, 2025, Mitchell R. Butier, our Chairman, adopted a Rule 10b5-1 trading plan providing for the potential sale of up to 113,000 shares of our common stock beginning on March 5, 2026 and ending on March 31, 2026, unless terminated sooner in accordance with the terms of the plan and our insider trading policy. As of February 25, 2026, Mr. Butier directly held 303,331 shares of our common stock, excluding shares held in the Avery Dennison Corporation Employee Savings Plan. Mr. Butier's trading plan is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and our insider trading policy.

There were no other Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K) adopted or terminated by any of our directors or executive officers during the fourth quarter of 2025.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning directors and corporate governance required by this Item is incorporated herein by reference from the definitive proxy statement for our Annual Meeting of Stockholders to be held on April 30, 2026 (our "2026 Proxy Statement"), which will be filed with the SEC pursuant to Regulation 14A within 120 days of the end of the fiscal year covered by this report. The information concerning executive officers required by this Item appears, in part, as referenced below. If applicable, information concerning any late filings under Section 16(a) of the Exchange Act is incorporated by reference from our 2026 Proxy Statement.

The information required by this Item concerning our Audit Committee is incorporated by reference from our 2026 Proxy Statement.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS[1]

Name and Position	Age	Executive Officer Since	Former Positions within Past Five Years/ Officer Positions with Avery Dennison	
Deon M. Stander President and Chief Executive Officer	57	August 2016	2022-2023	President and Chief Operating Officer
			2015-2022	Vice President and General Manager, RBIS
			2013-2015	Vice President and General Manager, Global Commercial and Innovation, RBIS
			2010-2012	Vice President and General Manager, Global Commercial, RBIS
Gregory S. Lovins Senior Vice President and Chief Financial Officer	53	March 2017	2017	Vice President and Interim Chief Financial Officer
			2016-2017	Vice President and Treasurer
			2011-2016	Vice President, Global Finance, Materials Group
Danny G. Allouche Senior Vice President and Chief Strategy and Corporate Development Officer	51	November 2024	2024-2025	Senior Vice President, Chief Strategy and Corporate Development Officer, and Interim Chief Financial Officer
			2022-2024	Senior Vice President and Chief Strategy and Corporate Development Officer
			2021-2022	Vice President, Chief Strategy and Corporate Development Officer
			2016-2021	Vice President, Corporate Development
			2015-2016	Vice President, Treasury and Corporate Development
Deena Baker-Nel Senior Vice President and Chief Human Resources Officer	55	September 2020	2020-2022	Vice President and Chief Human Resources Officer
			2018-2020	Vice President, Human Resources, LGM
			2015-2018	Vice President, Human Resources, RBIS
Nicholas R. Colisto Senior Vice President and Chief Information Officer	59	September 2020	2018-2022	Vice President and Chief Information Officer
			2012-2018	Senior Vice President and Chief Information Officer, Xylem Inc.
Divina F. Santiago Vice President, Controller	56	September 2023	2022-2023	Vice President, Finance
			2008-2022	Senior Director, Finance

Name and Position	Age	Executive Officer Since	Former Positions within Past Five Years/ Officer Positions with Avery Dennison	
Ignacio J. Walker Senior Vice President and Chief Legal Officer	49	September 2020	2020-2022	Vice President and Chief Legal Officer
			2020	Vice President and Assistant General Counsel, Americas
			2018-2019	Vice President and Assistant General Counsel
			2013-2017	Vice President and Assistant General Counsel, RBIS
Ryan D. Yost President, Materials Group	50	March 2024	2023-2024	Vice President and General Manager, Identification Solutions and Vestcom
			2021-2023	Vice President and General Manager, Identification Solutions
			2019-2021	Vice President and General Manager, Printer Solutions

---

[1] Executive officers are generally elected on the date of our annual stockholder meeting to serve a one-year term or until their successors are duly elected and qualified.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable exchange listing standards. Our current insider trading policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our 2026 Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from our 2026 Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from our 2026 Proxy Statement.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference from our 2026 Proxy Statement.

PART IV

Item 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a) Financial Statements, Financial Statement Schedule and Exhibits

    (1) Financial statements filed as part of this report are listed on the accompanying Index to Financial Statements.

    (2) All financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

    (3) Exhibits filed as a part of this report are listed on the accompanying Exhibit Index. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K is identified as such on the Exhibit Index.

(b) The exhibits required to be filed by Item 601 of Regulation S-K are set forth on the accompanying Exhibit Index.

AVERY DENNISON CORPORATION

EXHIBIT INDEX

For the Year Ended December 31, 2025

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
3.1(i)	Amended and Restated Certificate of Incorporation, as filed on April 28, 2011 with the Office of Delaware Secretary of State	3.1	Current Report on Form 8-K, filed April 29, 2011
3.1(ii)	Certificate of Amendment to Amended and Restated Certificate of Incorporation, effective as of April 25, 2024.	3.1	Current Report on Form 8-K, filed April 26, 2024
3.1(iii)	Amended and Restated Bylaws, effective as of April 25, 2024	3.2	Current Report on Form 8-K, filed April 26, 2024
4.1	Indenture, dated as of March 15, 1991, between Registrant and Security Pacific National Bank, as Trustee (the "1991 Indenture")	4.1	Registration Statement on Form S-3 (File No. 33-39491), filed March 19, 1991
4.2	First Supplemental Indenture, dated as of March 16, 1993, between Registrant and BankAmerica National Trust Company, as successor Trustee (the "Supplemental Indenture")	4.4	Registration Statement on Form S-3 (File No. 33-59642), filed March 17, 1993
4.3	Officers' Certificate establishing a series of Securities entitled "Medium-Term Notes, Series C" under the 1991 Indenture, as amended by the Supplemental Indenture	4.1	Current Report on Form 8-K, filed May 12, 1995
4.4	Indenture, dated as of July 3, 2001, between Registrant and Chase Manhattan Bank and Trust Company, National Association, as trustee (the "2001 Indenture")	4.1	Registration Statement on Form S-3 (File No. 333-64558), filed July 3, 2001
4.5	Officers' Certificate establishing Securities entitled "6.000% Notes due 2033" under the 2001 Indenture	4.2	Current Report on Form 8-K, filed January 16, 2003
4.6	6.000% Notes Due 2033	4.4	Current Report on Form 8-K, filed January 16, 2003
4.7	Indenture, dated as of November 20, 2007, between Registrant and Bank of New York Trust Company, N.A.	4.2	Current Report on Form 8-K, filed November 20, 2007
4.8	Third Supplemental Indenture, dated as of April 8, 2013, between Registrant and The Bank of New York Mellon Trust Company, N.A. ("BNY Mellon") as Trustee	4.2	Current Report on Form 8-K, filed April 8, 2013

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
4.9	Fourth Supplemental Indenture, dated as of March 3, 2017, between Registrant and BNY Mellon as Trustee	4.2	Current Report on Form 8-K, filed March 3, 2017
4.10	Fifth Supplemental Indenture, dated as of December 6, 2018, between Registrant and BNY Mellon, as Trustee (including Form of 4.875% Senior Notes due 2028 on Exhibit A thereto)	4.2	Current Report on Form 8-K, filed December 6, 2018
4.11	Sixth Supplemental Indenture, dated as of March 11, 2020, between Registrant and BNY Mellon, as Trustee (including Form of 2.650% Senior Notes due 2030 on Exhibit A thereto)	4.2	Current Report on Form 8-K, filed March 11, 2020
4.12	Seventh Supplemental Indenture, dated as of August 18, 2021, between Registrant and BNY Mellon, as Trustee	4.2	Current Report on Form 8-K filed on August 18, 2021
4.13	Eighth Supplemental Indenture, dated as of August 18, 2021, between Registrant and BNY Mellon, as Trustee (including Form of 2.250% Senior Notes due 2032 on Exhibit A thereto)	4.3	Current Report on Form 8-K filed on August 18, 2021
4.14	Ninth Supplemental Indenture, dated as of March 15, 2023, between Registrant and The Bank of New York Mellon Trust Company, N.A., as Trustee (including Form of 5.750% Senior Notes due 2033 on Exhibit A thereto)	4.2	Current Report on Form 8-K filed on March 15, 2023
4.15	Tenth Supplemental Indenture between Registrant and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of November 4, 2024 (including Form of 3.750% Senior Notes due 2034 on Exhibit A thereto)	4.2	Current Report on Form 8-K, filed on November 4, 2024
4.16	Eleventh Supplemental Indenture between Avery Dennison Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of September 11, 2025 (including Form of 4.000% Senior Notes due 2035 on Exhibit A thereto)	4.2	Current Report on Form 8-K, filed on September 11, 2025
4.17†	Description of Securities	N/A	N/A
10.1	Credit Agreement, dated as of June 26, 2024, among Registrant, as borrower; a syndicate of lenders party thereto; Mizuho Bank, Ltd., as administrative agent; Mizuho Bank, Ltd. and Bank of America, N.A., as syndication agents; and Citibank, N.A., as documentation agent	10.1	Current Report on Form 8-K, filed June 27, 2024

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
10.2*	Amended and Restated Supplemental Executive Retirement Plan ("SERP")	10.11.1	Quarterly Report on Form 10-Q, filed August 12, 2009
10.3*	Complete Restatement and Amendment of Executive Variable Deferred Compensation Plan ("EVDCP")	10.16	1994 Annual Report on Form 10-K, filed March 30, 1995
10.4*	Amendment No. 1 to EVDCP	10.16.1	1999 Annual Report on Form 10-K, filed March 30, 2000
10.5*	Amended and Restated 2005 Directors Variable Deferred Compensation Plan	10.18.2	Quarterly Report on Form 10-Q, filed May 10, 2011
10.6*	2017 Incentive Award Plan ("Equity Plan")	B	2017 Proxy Statement on Schedule 14A, filed March 10, 2017
10.7*†	Amendment No. 1 to Equity Plan	N/A	N/A
10.8*	Amended and Restated Annual Incentive Plan	10.1	Quarterly Report on Form 10-Q, filed May 1, 2020
10.9*	Complete Restatement and Amendment of Executive Deferred Retirement Plan ("EDRP")	10.28	1994 Annual Report on Form 10-K, filed March 30, 1995
10.10*	Amendment No. 1 to EDRP	10.28.1	1999 Annual Report on Form 10-K, filed March 30, 2000
10.11*	Amendment No. 2 to EDRP	10.28.2	2001 Annual Report on Form 10-K, filed March 4, 2002
10.12*	2005 Executive Variable Deferred Retirement Plan, amended and restated January 1, 2019	4.4	Registration Statement on Form S-8, filed July 30, 2024
10.13*	Amended and Restated Key Executive Change of Control Severance Plan	10.14	2024 Annual Report on Form 10-K, filed February 26, 2025
10.14*	Amended and Restated Executive Severance Plan	10.15	2024 Annual Report on Form 10-K, filed February 26, 2025
10.15*	Form of Executive Severance Agreement	10.16	2024 Annual Report on Form 10-K, filed February 26, 2025
10.16*	Amended and Restated Long-Term Incentive Unit Plan ("LTI Unit Plan")	10.2	Quarterly Report on Form 10-Q, filed May 1, 2020
10.17*	Form of Long-Term Incentive Unit Agreement under LTI Unit Plan	10.41	2013 Annual Report on Form 10-K, filed February 26, 2014
10.18*	Form of Director Restricted Stock Unit Agreement under Equity Plan	10.2	Quarterly Report on Form 10-Q, filed August 1, 2017
10.19*	Form of Employee Market-Leveraged Stock Unit Agreement under Equity Plan	10.3	Quarterly Report on Form 10-Q, filed August 1, 2017

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
10.20*	Form of Employee Performance Unit Agreement under Equity Plan	10.4	Quarterly Report on Form 10-Q, filed August 1, 2017
10.21*	Form of Employee Restricted Stock Unit Agreement under Equity Plan	10.5	Quarterly Report on Form 10-Q, filed August 1, 2017
10.22*	Form of Employee Non-Qualified Stock Option Agreement under Equity Plan	10.6	Quarterly Report on Form 10-Q, filed August 1, 2017
10.23*	Offer Letter to Gregory Lovins, dated July 10, 2017	10.1	Quarterly Report on Form 10-Q, filed August 1, 2017
10.24*	Offer Letter to Ignacio Walker, dated August 25, 2020	10.2	Quarterly Report on Form 10-Q, filed May 3, 2022
10.25*	Offer Letter to Francisco Melo, dated February 27, 2023	10.2	Quarterly Report on Form 10-Q, filed May 2, 2023
10.26*	Offer Letter to Mitchell Butier, dated May 25, 2023	10.1	Quarterly Report on Form 10-Q, filed August 1, 2023
10.27*	Offer Letter to Deon Stander, dated May 25, 2023	10.2	Quarterly Report on Form 10-Q, filed August 1, 2023
10.28*	Offer Letter to Ryan Yost, dated February 12, 2024	10.1	Quarterly Report on Form 10-Q, filed April 30, 2024
10.29*	Promotion Letter to Danny Allouche, dated November 14, 2024	10.1	Quarterly Report on Form 10-Q, filed April 29, 2025
10.30*	Promotion Letter to Deena Baker-Nel, dated February 27, 2025	10.2	Quarterly Report on Form 10-Q, filed April 29, 2025
19†	Insider Trading Compliance Policy and Procedures	N/A	N/A
21†	List of Subsidiaries	N/A	N/A
23†	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	N/A	N/A
24†	Power of Attorney (see Signatures – Power of Attorney)	N/A	N/A
31.1†	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	N/A	N/A
31.2†	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	N/A	N/A
32.1††	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	N/A	N/A

Exhibit No.	Exhibit Name	Originally Filed as Exhibit No.	Filing[1]
32.2††	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	N/A	N/A
97	Policy for Recovery of Erroneously Awarded Compensation	97	2023 Annual Report on Form 10-K, filed February 21, 2024
101.INS†††	Inline XBRL Instance Filing – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	N/A	N/A
101.SCH†††	Inline XBRL Extension Schema Filing	N/A	N/A
101.CAL†††	Inline XBRL Extension Calculation Linkbase Filing	N/A	N/A
101.DEF†††	Inline XBRL Extension Definition Linkbase Filing	N/A	N/A
101.LAB†††	Inline XBRL Extension Label Linkbase Filing	N/A	N/A
101.PRE†††	Inline XBRL Extension Presentation Linkbase Filing	N/A	N/A
104†††	Inline XBRL for the cover page of this Annual Report on Form 10-K, included as part of the Exhibit 101 inline XBRL document set		

[1]   Unless otherwise noted, the File Number for all filings is File No. 1-7685.

*   Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b) of Form 10-K.

†   Filed herewith.

††   This certification is being furnished solely to accompany this report pursuant to 18 U.S.C. 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

†††   Furnished herewith. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Item 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVERY DENNISON CORPORATION

By: /s/ Gregory S. Lovins

      Gregory S. Lovins
      Senior Vice President and Chief Financial Officer

Dated: February 25, 2026

POWER OF ATTORNEY

Each person whose signature appears below does hereby constitute and appoint Gregory S. Lovins and Ignacio J. Walker, and each of them, with full power of substitution, his or her true and lawful attorney-in-fact to act for him or her in any and all capacities, to sign this Annual Report on Form 10-K and any or all amendments or supplements thereto, and to file each of the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as he or she could do in person, hereby ratifying and confirming all that said attorneys-in-fact or substitutes, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and as of the dates indicated.

Signature	Title	Date
/s/ Deon M. Stander Deon M. Stander	President, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2026
/s/ Gregory S. Lovins Gregory S. Lovins	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 25, 2026
/s/ Divina F. Santiago Divina F. Santiago	Vice President, Controller (Principal Accounting Officer)	February 25, 2026
/s/ Mitchell R. Butier Mitchell R. Butier	Chairman	February 25, 2026
/s/ Bradley A. Alford Bradley A. Alford	Director	February 25, 2026
/s/ Ward H. Dickson Ward H. Dickson	Director	February 25, 2026
/s/ David E. Flitman David E. Flitman	Director	February 25, 2026
/s/ Andres A. Lopez Andres A. Lopez	Director	February 25, 2026
/s/ Maria Fernanda Mejia Maria Fernanda Mejia	Director	February 25, 2026
/s/ Francesca Reverberi Francesca Reverberi	Director	February 25, 2026
/s/ Patrick T. Siewert Patrick T. Siewert	Director	February 25, 2026
/s/ William R. Wagner William R. Wagner	Director	February 25, 2026

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2026

NOTICE AND PROXY STATEMENT

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AVERY DENNISON

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

RECORD DATE	March 2, 2026
MEETING DATE	April 30, 2026
MEETING TIME	12:00 p.m. Eastern Time
MEETING FORMAT	Virtual at www.virtualshareholdermeeting.com/AVY2026

MEETING PROPOSALS

1	Election of the ten directors nominated by our Board to serve for a one-year term
2	Approval, on an advisory basis, of our executive compensation
3	Ratification of the appointment of PwC as our independent registered public accounting firm for fiscal year 2026
4	Vote on a stockholder proposal for an independent Board Chairman, if properly presented during the meeting

Our Board recommends that you vote FOR each of our ten director nominees in Proposal 1, FOR Proposals 2 and 3, and AGAINST Proposal 4.

Stockholders of record as of March 2, 2026 are entitled to notice of, and to vote in connection with, the meeting and any adjournment or postponement thereof. This notice and our proxy statement will be mailed or made available to stockholders on or about March 12, 2026.

We want your shares to be represented and voted. We encourage you to vote promptly as this will save us the time and expense of additional proxy solicitation. As shown below, you can vote online, by telephone, by mail or, in certain circumstances, during the meeting.

On behalf of our Board of Directors, management and team members worldwide, thank you for investing in us and our company. We look forward to engaging with you during the Annual Meeting.



Vikas

Vikas Arora
Vice President, Associate General Counsel and
Corporate Secretary

March 12, 2026



VOTING	ONLINE	BY TELEPHONE	BY MAIL	DURING MEETING
	You can vote online using the 16-digit control number shown on your Notice of Internet Availability, proxy card or voting instruction form.	In the U.S. and Canada, you can vote by telephone using the 16-digit control number shown on your Notice of Internet Availability, proxy card or voting instruction form.	You can vote by mail by completing, dating and signing your proxy card or voting instruction form and returning it in the accompanying postage-paid envelope.	Registered holders can vote during the meeting. Beneficial holders must contact their broker or other nominee to be able to vote during the meeting. Shares held through our Employee Savings Plan may not be voted during the meeting.







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TABLE OF CONTENTS

PROXY SUMMARY	**1**
GOVERNANCE	**19**
Values and Ethics	19
Complaint Procedures for Accounting and Auditing Matters	20
Stock Ownership Policy	20
Insider Trading Policy	22
SUSTAINABILITY	**23**
Board Oversight and Management Responsibility	23
Progress Toward Achieving 2025 and 2030 Goals	23
Talent Management	24
Community Investment	24
OUR BOARD OF DIRECTORS	**26**
Overview	26
Governance Guidelines	27
Director Independence	28
Board Leadership Structure	28
Board Committees	30
Executive Sessions	32
Risk Oversight	32
Director Education	35
Board and Committee Evaluations	35
Stockholder Engagement	36
Contacting Our Board	36
PROPOSAL 1 – ELECTION OF DIRECTORS	**37**
Selection of Director Nominees	37
Board Refreshment and Director Succession Planning	38
Board Composition	39
2026 Director Nominees	40
Director Compensation	44
Director Compensation Table	46
PROPOSAL 2 – ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION	**47**

COMPENSATION DISCUSSION AND ANALYSIS (CD&A)	**48**
Executive Summary	48
Summary of 2025 Compensation Decisions	54
Discussion of 2025 Compensation Decisions	56
Compensation-Setting Tools	68
Independent Oversight and Expertise	69
Compensation Clawback Policies	71
Equity Grant Practices	72
TALENT AND COMPENSATION COMMITTEE REPORT	**73**
EXECUTIVE COMPENSATION TABLES	**74**
2025 Summary Compensation Table	74
2025 Grants of Plan-Based Awards	76
2025 Outstanding Equity Awards at Fiscal Year-End	77
2025 Option Exercises and Stock Vested	78
2025 Pension Benefits	78
2025 Nonqualified Deferred Compensation	79
Payments Upon Termination as of December 31, 2025	80
Equity Compensation Plan Information as of December 31, 2025	83
PAY VS. PERFORMANCE DISCLOSURE	**84**
CEO PAY RATIO	**86**
PROPOSAL 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	**88**
AUDIT MATTERS	**90**
AUDIT COMMITTEE REPORT	**93**
PROPOSAL 4 – VOTE ON STOCKHOLDER PROPOSAL FOR INDEPENDENT BOARD CHAIRMAN	**95**
SECURITY OWNERSHIP INFORMATION	**99**
Security Ownership of Management and Significant Stockholders	99
Related Person Transactions	100
VOTING AND MEETING Q&A	**101**
APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES FROM GAAP	**A-1**

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PROXY SUMMARY

This proxy summary includes key information related to this proxy statement but does not contain all the information you should consider before voting. **We strongly encourage you to read the entire proxy statement before voting.**

INFORMATION REGARDING ANNUAL MEETING

Distribution of Proxy Materials

We will begin mailing our Notice of Internet Availability of Proxy Materials, which includes instructions on how to access these materials and vote your shares online, on or about March 12, 2026. If you previously elected to receive a paper copy of our proxy materials, on or about the same date, we will mail you our 2025 integrated financial and sustainability report (our "2025 Integrated Report"), which includes a letter to stockholders from our President & Chief Executive Officer (CEO), descriptions of our company, stakeholders, values, business strategies, and financial and sustainability highlights; our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (our "2025 Annual Report"); the notice and proxy statement for our 2026 Annual Meeting of Stockholders (the "Annual Meeting"); and a proxy card.

Time, Date and Format of Annual Meeting

The Annual Meeting will take place at 12:00 p.m. Eastern Time on April 30, 2026. To allow stockholders to attend without the time and expense of doing so in person, the meeting will be held virtually, with attendance via the internet. To attend the virtual Annual Meeting, you will need to log in at www.virtualshareholdermeeting.com/AVY2026 using the 16-digit control number on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form.

Online access to the live audio webcast of the Annual Meeting will open at 11:45 a.m. Eastern Time to allow time for you to log in and test your device's audio system. We encourage you to access the meeting in advance of its start time as we will begin promptly. For additional information on the virtual Annual Meeting, please refer to the Voting and Meeting Q&A section of this proxy statement.

Proposals for Annual Meeting

You are being asked to vote on the proposals shown below. **Our Board of Directors (our "Board") recommends that you vote FOR each of our ten director nominees in Proposal 1, FOR Proposals 2 and 3, and AGAINST Proposal 4.**

	PROPOSAL	BOARD RECOMMENDATION	PAGE
1	Election of directors	✓ **FOR each nominee**	37
2	Advisory vote to approve executive compensation	✓ **FOR**	47
3	Ratification of appointment of PwC as independent registered public accounting firm for fiscal year 2026	✓ **FOR**	88
4	Vote on stockholder proposal for independent Board Chairman, if properly presented during meeting	✗ **AGAINST**	95

Voting for Annual Meeting

You may vote your shares by submitting a proxy in advance of the Annual Meeting online, by telephone or by mail; only in certain circumstances may you vote during the meeting. If you are a registered stockholder who has not previously voted or wants to change your previously submitted vote, you may vote during the Annual Meeting. Beneficial holders may only vote during the meeting if they properly request and receive a legal proxy in their name from the broker, bank or other nominee that holds their shares. Shares held through our Employee Savings Plan may not be voted during the meeting. Whether or not you plan to attend the virtual Annual Meeting, **we urge you to vote and submit your proxy promptly by following the instructions on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form.**

Asking Questions During Annual Meeting

We have designed the virtual Annual Meeting to ensure that you have the same rights and opportunities to participate as you would at an in-person meeting, using an online platform that allows you to attend, vote and ask questions. After we have finished voting upon the proposals and the meeting is adjourned, our Chairman will lead a Q&A session during which we intend to answer all questions submitted timely that are pertinent to our company or the proposals brought before stockholder vote. Answers to questions not addressed during the meeting, if any, will be posted promptly after the meeting on the investors section of our website. For information on how to submit questions during the Annual Meeting, please refer to the Voting and Meeting Q&A section of this proxy statement.

OUR COMPANY

We are a global leader in materials science and digital identification solutions. We are Making Possible™ products and solutions that help advance the industries we serve, providing branding and information solutions that optimize labor and supply chain efficiency; reduce waste and mitigate loss; advance sustainability, circularity and transparency; and better connect brands and consumers. We design and develop labeling and functional materials, radio-frequency identification (RFID) inlays and tags, software applications that connect the physical and digital, and offerings that enhance branded packaging and carry or display information that improves the customer experience. We serve an array of industries worldwide, including home and personal care, apparel, general retail, e-commerce, logistics, food and grocery, pharmaceuticals and automotive.

Our company is composed of two reportable segments, Materials Group and Solutions Group. **Materials Group is a leading global provider to the pressure-sensitive label and graphics industries. Our innovative products include label materials, graphics and reflective materials, and functional bonding materials, like tapes.** Our label materials enhance brands' shelf appeal, inform shoppers, advance circularity, increase transparency, and improve operational supply chain efficiency. Our graphics portfolio offers highly engineered products ranging from vehicle wraps to architectural films. Our tapes portfolio includes bonding and functional materials for applications in various industry sectors such as automotive, building and construction, and electronics. We leverage the group's materials science capabilities and process engineering expertise to drive further intelligent label adoption through our converter channel access.

Solutions Group is a leading provider of information and branding solutions that cover worldwide marketplace needs ranging from digital identification and data management to branding and embellishment, productivity, pricing and retail media. Our ultra-high-frequency RFID solutions empower customers across multiple retail and industry segments, including apparel, logistics, food and grocery, and general retail, to connect the physical and digital worlds by enabling a digital identity and life for physical items. Our innovation and data management capabilities, global footprint and market access expand our solutions platform.

OUR STRATEGIES

We are committed to the success of all our stakeholders – our customers, investors, employees and communities – for whom the fundamentals of our business, competitive advantages, financial performance and sustainability progress have delivered long-term value. **Our vision is to leverage the strengths of our Materials and Solutions businesses to connect the physical and digital to solve some of the world's most complex challenges.**

We have demonstrated over time and cycles that we can deliver strong performance, reflecting our business characteristics described below.

- We are exposed to diverse and growing markets, largely anchored in consumer staples.
- We are industry leaders in our primary businesses, with significant competitive advantages in scale and innovation.
- We have a strong foundation in our core businesses, which enables us to deliver growth above gross domestic product (GDP) and strong cash flow.
- We possess catalysts for long-term growth in high-value categories that represent an increasing proportion of our portfolio, provide competitive differentiation and enable higher margins, as well as in emerging markets.
- We have a strong innovation and productivity culture and an engaged global team that demonstrates agility to adjust our priorities to win in the marketplace.
- We maintain a strong balance sheet and disciplined approach to capital allocation that provides investment flexibility to drive further earnings growth.

Over a decade ago, we embarked on a transformation focused on strengthening our foundation, improving profitably and bolstering our portfolio and balance sheet. We began taking a more segmented approach to our strategy, advancing growth and improving margins in our base businesses and significantly increasing our focus on higher-value products and solutions to further accelerate growth, expand margins and increase differentiation. We focused initially on increasing organic growth, and then also began executing strategic acquisitions to accelerate our strategies and enter attractive adjacencies. More recently, after navigating through a challenging and dynamic environment while improving our overall portfolio, we began leveraging our competitive advantages and enterprise intelligent label capabilities to connect the physical and digital, expand our total addressable market and unlock new growth opportunities and value while we continue to optimize our overall portfolio. **We believe that connecting physical items with digital identities is a multi-decade growth platform where we are uniquely positioned to win by leveraging our core and emerging businesses and selectively adding capabilities to strengthen our long-term position.**

Throughout this journey we have relied on our heritage of excellent execution, continuous improvement and productivity, which enables us to deliver strong results in various scenarios and deploy capital in a disciplined manner. **We have invested organically in our businesses, consistently grown our dividend, acquired attractive companies at good value and earned a high return on our share repurchases.**

We are now focused on expanding our leading position in connecting physical items to digital identities and driving growth in high-value categories organically and inorganically while strengthening our base businesses. Our focus addresses key megatrends of digitization of industries, artificial intelligence, sustainability and circularity, retail transformation and demographic shifts, which we expect will have net positive impacts on the industries we serve despite elevated geopolitical and macroeconomic uncertainty. We prioritize using our market insights, driving long-term innovation and enhancing the digital capability of our teams to deliver solutions that bring value to our customers, while continuing to execute well in the base businesses that have been key to our success.

Execution of our five strategic pillars enables us to deliver long-term value through a balance of GDP+ growth and top-quartile returns across cycles and expands our opportunity for future growth; our 2025 achievements in advancing these pillars are shown below.

STRATEGIC PILLARS	2025 ACHIEVEMENTS
Drive outsized growth in high-value categories through market-driven innovation	
We aim to increase, both organically and through acquisitions, the proportion of our portfolio in high-value categories that serve markets that are growing faster than GDP, represent large pools of potential profit, leverage our core capabilities and increase our competitive differentiation. In our Materials Group, high-value categories include our specialty and durable label materials, graphics and reflective solutions, and performance materials. In our Solutions Group, high-value categories include intelligent labels that use RFID tags and inlays; shelf-edge pricing, productivity and consumer engagement solutions; and external embellishments.	In 2025, high-value categories delivered above-average organic sales growth in Materials and Solutions and higher-than-average enterprise margins. **Having disproportionately driven our organic sales growth in recent years, high-value products and solutions now represent ~45% of our revenue mix.**
Grow profitably in our base businesses	
We seek to grow profitably in our base businesses by balancing volume, price and mix; reducing complexity; and tailoring our go-to-market strategies.	**We protected overall margins in our base businesses despite a weaker sales environment** by, among other things, executing our productivity playbook and taking material reengineering and productivity actions.

STRATEGIC PILLARS	2025 ACHIEVEMENTS
Lead at the intersection of the physical and digital	

We leverage the capabilities of our Materials and Solutions businesses to connect the physical and digital to help our customers optimize labor efficiency and supply chain effectiveness, reduce waste and mitigate loss, advance circularity and transparency, and better connect their brands with consumers.

Our business fundamentals, innovation leadership and go-to-market strategies uniquely position us to lead in connecting physical items with digital identities. **We delivered low-single digit organic sales growth in enterprise Intelligent Labels in 2025 despite significant volume impacts driven by changes in tariff policies.**

| **Effectively allocate capital and relentlessly focus on productivity** | |

We maintain a strong balance sheet with ample capacity to invest. We balance our capital investment in organic growth, productivity, and acquisitions and venture investments with continuing to return cash to stockholders through a growing dividend and strategically executed share repurchases. In addition, we take actions to restructure our operations and use material reengineering, lean operating principles and fixed-cost innovation to expand our margins, enhance our competitiveness and provide a funding source for reinvestment.

We invested $200.4 million in fixed and information technology capital expenditures to support organic growth; acquired W.F. Taylor Holdings, Inc. ("Taylor Adhesives") for ~$390 million; paid $288.4 million in dividends; and made payments of $572.3 million for share repurchases. We also delivered over $60 million in pre-tax savings from restructuring actions, net of transition costs, and made ~$36 million in cloud technology-related investments.

| **Lead in an environmentally and socially responsible manner** | |

We enable profitable revenue growth and margin expansion at our company and in our value chain by advancing the circular economy, reducing the environmental impact of our operations, and offering more sustainable value-creation opportunities for our customers. We also seek to make a positive social impact by fostering an engaged and empowered workforce, enhancing our workplace culture, maintaining operations that promote health and safety, and supporting our communities.

We largely achieved our 2025 sustainability goals we set in 2015 – delivering all those related to environmental sustainability – and have implemented plans to achieve our more ambitious 2030 sustainability goals. We reduced the environmental impact of our operations; advanced our strategic innovation priorities focused on materials circularity, waste reduction/elimination and plastic packaging recyclability; enhanced our employee experience; and contributed $6.1 million to support our communities, primarily through the Avery Dennison Foundation (ADF).

With these strategies in mind, our near-term priorities are to:

- Drive profitable growth, with a focus on high-value categories

- Accelerate our cost leadership by improving productivity, particularly in our base businesses

- Improve capital efficiency with a focus on reducing working capital

- Deliver our enterprise innovation priorities

- Increase digital/artificial intelligence outcomes, including by accelerating digital revenue

- Pursue acquisition opportunities that expand our exposure in high-value categories

OUR PERFORMANCE

2025 Financial Results

We delivered solid 2025 results in a dynamic environment, reflecting the durability of our franchise and our ability to activate multiple levers across a range of macroeconomic scenarios. Despite headwinds from tariff-related uncertainty and softer consumer sentiment, we leveraged our productivity playbook to maintain margins and generate substantial cash flow. Our results reflect the resilience of our business model and the agility of our teams as they remained focused on driving outsized growth in high-value categories, accelerating innovation to advance our differentiation, delivering productivity to protect margins in our base businesses and allocating capital effectively.

Our key financial results for the year are shown below. Sales change excluding the impact of currency (sales change ex. currency), adjusted earnings per share (EPS), adjusted free cash flow, adjusted free cash flow conversion, and return on total capital (ROTC) – as well as organic sales change, adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), and adjusted EBITDA margin, which are used later in this proxy statement – are supplemental non-GAAP financial measures that we use internally and provide to assist investors in assessing our performance, operating trends and liquidity. These measures are defined, qualified and reconciled from generally accepted accounting principles in the United States of America (GAAP) in Appendix A of this proxy statement.



KEY 2025 FINANCIAL RESULTS

$8.9B NET SALES

Net sales of $8.9 billion increased by 1.1% from $8.8 billion in 2024, reflecting volume/mix growth, partially offset by deflation-related price reductions

Sales change ex. currency increased by 0.4%

$8.79 REPORTED EPS

Reported EPS of $8.79 increased from $8.73 in 2024

Adjusted EPS increased by 1.1% from $9.43 to $9.53, reflecting outsized sales growth in high-value categories and mitigation of tariff-related impacts and softer consumer volumes

$881.4M NET CASH PROVIDED BY OPERATING ACTIVITIES

Net cash provided by operating activities of $881.4 million decreased by 6.1% from $938.8 million in 2024

Adjusted free cash flow increased by 1.1% from $699.5 million to $707.1 million; adjusted free cash flow conversion was 103%

$688.0M NET INCOME

Net income of $688.0 million decreased by 2.4% from $704.9 million in 2024

ROTC was 15.0%

We exited a dynamic and challenging 2025 not just more resilient, but structurally stronger to deliver longer-term value creation. Continued advancement of our strategic priorities underpins our confidence in returning to stronger growth and delivering top-quartile returns, and we entered 2026 with a clear path to achieving our 2025-2028 financial targets.

Progress Toward Long-Term Financial Targets

Our long-term performance reflects the strength and durability of our portfolio, resilience of our market positions, our agile and talented global team, and consistent execution of our strategies, which together enable us to deliver strong results and compound earnings in various scenarios across cycles.

In March 2021, we announced financial targets through 2025. At the end of the five-year horizon for these goals, we delivered solid results – exceeding our top-line goal and performing well on our profitability targets – by leveraging the strength of our portfolio to mitigate multiple cyclical challenges. We did not achieve our targets for adjusted EPS, primarily due to the impact of foreign currency translation and acquisition intangibles amortization, and ROTC, largely driven by impacts from acquisitions.

Our financial targets through 2028 reflect our overriding objective to deliver GDP+ growth, margin expansion and top-quartile returns on capital. Based on our performance for the first two years of their five-year horizon, we are currently in-line or ahead of most of these targets. We remain focused on shifting our organic sales growth trajectory to achieve these targets.

For the 2021-2025 period, on a five-year compound annual basis (with 2020 as the base period), GAAP reported net sales, operating income, net income and EPS increased by 4.9%, 5.3%, 4.4% and 5.9%, respectively. For the 2024-2025 period, on a two-year compound annual basis (with 2023 as the base period), GAAP reported net sales, operating income, net income and EPS increased by 2.9%, 15.6%, 17.0% and 19.1%, respectively. GAAP reported operating margin in 2025 was 11.8%. Our non-GAAP targets and results for both these periods are shown below.

	2021-2025 TARGETS	2021-2025 RESULTS	2024-2028 TARGETS	2024-2025 RESULTS
Sales Change Ex. Currency[1][2]	5%+	5.7%	5%+	2.7%
Adjusted EBITDA Growth[1][2][3]	6.5%	6.3%	7.5%+	7.3%
Adjusted EBITDA Margin[1]	16%+ in 2025	16.4% in 2025	17%+ in 2028	16.4% in 2025
Adjusted EPS Growth[1][2]	10%	6.1%	10%	9.8%
ROTC[1]	18%+	15.0% in 2025	Top Quartile[4]	Top Decile[4]

[1] Results for non-GAAP measures are reconciled from GAAP in Appendix A of this proxy statement.
[2] For 2021-2025 targets and results, percentages reflect five-year compound annual growth rates, with 2020 as the base period. For 2024-2028 targets and 2024-2025 results, percentages reflect five- and two-year compound annual growth rates, respectively, with 2023 as the base period.
[3] Although adjusted EBITDA growth was not one of our original targets, it was implied by the sales change ex. currency and adjusted EBITDA margin targets. The foreign currency translation impact to EBITDA was a benefit of approximately $38 million in 2021; a headwind of approximately $81 million, $20 million and $7 million in 2022, 2023 and 2024, respectively; and a benefit of approximately $5 million in 2025.
[4] Relative to designated peer group used to measure relative TSR as shown on page 69 of this proxy statement.

Effective Capital Allocation

We invest in our businesses to support organic growth and seek to acquire or invest in companies that can accelerate our strategies by expanding our exposure in high-value categories, increasing our pace of innovation and advancing our sustainability priorities. While our fixed and information technology capital expenditures in 2025 of $200.4 million was 16% lower than in 2024, we continued to invest in our businesses – which also included approximately $36 million of cloud technology-related investments – with consideration to tariff-related uncertainty and a softer consumer volume environment. During the year, we prioritized other elements of our capital allocation strategy, primarily share repurchases and secondarily acquisitions and venture investments. We expanded our Materials Group's high-value specialty adhesives portfolio through the acquisition of Taylor Adhesives, a Georgia-based flooring-related adhesives business, for approximately $390 million; we also made venture investments in five companies developing technological solutions that we believe have the potential to advance our strategies.

In 2025, we paid $288.4 million in dividends of $3.70 per share, having **raised our quarterly dividend rate by 7% in April 2025**. In addition, we repurchased 3.2 million shares of our common stock, with payments for share repurchases of $572.3 million, having accelerated repurchases when our share price was significantly lower than its intrinsic value.

As shown below, **over the last five years, we have deployed more than $2 billion to acquisitions (including venture investments) and made payments that returned nearly $2.8 billion to stockholders in dividends and share repurchases**.



ACQUISITIONS

($M)
$1,477.6 (2021)
$39.5 (2022)
$224.9 (2023)
$3.8 (2024)
$401.8 (2025)



DIVIDENDS

($M)
$220.6 (2021)
$238.9 (2022)
$256.7 (2023)
$277.5 (2024)
$288.4 (2025)



SHARE REPURCHASES

($M)
$180.9 (2021)
$379.5 (2022)
$137.5 (2023)
$247.5 (2024)
$572.3 (2025)

Total Stockholder Return (TSR) Performance

Our TSR in 2025, while slightly negative, was significantly higher than the TSR of the Dow Jones U.S. Container & Packaging Index, the closest broad-based index we use as a comparator group in reporting our relative performance, but lower than the S&P 500 Industrials Index and the S&P 500 Index. We believe that our five-year TSR is a more meaningful measure than our one-year TSR as it is consistent with the time horizon of our financial targets and goal to deliver long-term value for our investors. As shown below, while lower than the broader two of these indices, our five-year TSR outperformed the Dow Jones U.S. Container & Packaging Index.

FIVE-YEAR CUMULATIVE TSR



- AVY
- Dow Jones U.S. Container & Packaging Index
- S&P 500 Industrials Index
- S&P 500 Index

ONE-, THREE- AND FIVE-YEAR TSR

	AVY	Dow Jones U.S. Container & Packaging Index	S&P 500 Industrials Index	S&P 500 Index
2021	41%	12%	21%	29%
2022	(15)%	(17)%	(5)%	(18)%
2023	14%	7%	18%	26%
2024	(6)%	13%	17%	25%
2025	**(1)%**	**(10)%**	**19%**	**18%**
3-Year TSR	**6%**	**9%**	**66%**	**86%**
5-Year TSR	**27%**	**1%**	**90%**	**96%**

OUR DIRECTOR NOMINEES (PROPOSAL 1)

Matrix of Director Skills, Qualifications and Demographics

Our directors bring a balance of qualifications, skills, industry and functional experience, and demographics to their roles in providing oversight of our company, as shown by individual in the matrix below.

> As part of its ongoing director succession planning process, the Governance Committee regularly discusses with our Board the optimal composition to best serve the needs of our company. In 2025, the Governance Committee continued the search it began in the prior year for one or more new directors with public company board experience, global food, logistics and/or supply chain expertise, and/or substantial compensation, talent management and executive succession planning experience, which culminated in David Flitman being appointed to our Board in July.

DIRECTOR MATRIX

	ALFORD	BUTIER	DICKSON	FLITMAN	LOPEZ	MEJIA	REVERBERI	SIEWERT	STANDER	WAGNER
Initial Criteria										
Independent[1]	✓		✓	✓	✓	✓	✓	✓		✓
Public Company Leadership Exp.[2]		✓	✓	✓	✓				✓	✓
Public Company Board Exp.[3]	✓		✓	✓		✓		✓		✓
Industry Experience[4]										
Digital/Technology		●	●	○					●	●
Retail	○	○				○		○	○	
Consumer Goods	●					●		●		●
Packaging	●	●	●	○	●	●	●	○	●	
Materials Science		●	●	●	●		●	●		
Industrial Goods		●	●	●	●		●	●	●	
Functional Experience[4][5]										
Finance	●	●	●	●	●	○		●	●	●
Marketing	●	●		●	●	●	●	●	●	●
M&A	●	●	●	●	●	●	●	●	●	●
Environmental Sustainability		●	○	●	●		●	○	●	●
Cybersecurity		●	●		○		○		●	●
Science/Engineering/R&D	●	●		●	●	●	●	●	●	●
Demographics[6]										
Age	69	54	63	61	63	62	54	70	57	59
Tenure	16	10	1	<1	9	2	3	21	3	3
Work in Multiple Regions	✓	✓		✓	✓	✓	✓	✓	✓	

[1] Determined by our Board as independent under NYSE listing standards.
[2] Service as U.S. public company CEO, Chief Operating Officer (COO) and/or Chief Financial Officer (CFO).
[3] Prior or concurrent service on another U.S. public company board, excluding companies at which individual served or serves as CEO, COO and/or CFO.
[4] Key for levels of industry and functional experience:
- ● Technical expertise – Direct management experience or subject matter expertise during professional career.
- ● Supervisory experience – Supervisory management experience during professional career.
- ○ Substantial knowledge – Knowledge from serving on board of another U.S. public company and/or gained from investment banking or private equity experience.

[5] Definitions for areas of functional experience:
- Finance – Experience in accounting, finance and capital management, including oversight of financial reporting, financial statements and internal controls.
- Marketing – Experience in marketing and managing brands, particularly in retail and consumer packaged goods industries.
- M&A – Experience in identifying, evaluating, executing and integrating acquisitions, venture investments and other strategic opportunities.
- Environmental Sustainability – Experience in identifying and implementing environmental practices and initiatives or in conducting climate-related strategic planning, risk management and mitigation.
- Cybersecurity – Experience in information security, cybersecurity or data privacy risk management and mitigation.
- Science/Engineering/R&D – Experience in materials science, engineering or the research and development of innovative products and solutions.

[6] Classifications for categories other than tenure based on responses to director questionnaires.

Board and Governance Developments

Executive Chairman Transition

Following a successful CEO transition and consistent with the range of anticipated timing for the Executive Chairman role, Mitch Butier ceased serving as a company executive officer and employee after the 2025 Annual Meeting. Noting that he remained best positioned to lead our Board in overseeing management's execution of our strategies – and giving consideration to his success as Executive Chairman and the valuable mentorship he had provided to Deon Stander then in his first 18 months as CEO – upon the recommendation of the Governance Committee, our Board elected Mr. Butier (with him not present for the discussion or vote) to continue serving as Chairman through the Annual Meeting.

Mandatory Director Retirement Policy Change

To align more closely with the majority practice of S&P 500 companies with a mandatory director retirement policy, upon the recommendation of the Governance Committee, our Board amended our Amended and Restated Bylaws (our "Bylaws") and Corporate Governance Guidelines (our "Governance Guidelines") in February 2026 to require that a director be subject to mandatory retirement on the date of the annual stockholder meeting following the date on which he or she turns age 75 instead of the previous age 72.

Cybersecurity Committee Formation

Effective January 2026, the Board formed a standalone Cybersecurity Committee charged with primary oversight of our strategies, policies and risk management practices related to cybersecurity and information security, including the impact of artificial intelligence on these matters, two members of which are required to be independent directors. Through year-end 2025, these matters had been overseen primarily by the Audit Committee.

Board Performance Highlights

Our Board provides strong oversight of our management team and company; highlights of its key accomplishments in recent years are described below.

- Supported management in navigating lower demand driven primarily by downstream inventory destocking in 2023; strong volume growth and margin expansion in 2024 with industry volumes having normalized; and a dynamic environment driven by tariff-related impacts and softer consumer volumes in 2025

- Oversaw management's execution of our strategies, supporting our efforts to advance key priority areas of food and digital, as well as achieving two of our four 2025 financial targets and delivering 2021-2025 TSR of 27%, outperforming the Dow Jones U.S. Container & Packaging Index

- Supported management in evaluating synergistic potential targets, resulting in our acquisition of several companies, including Taylor Adhesives in 2025, that added new capabilities, expanded our position in high-value categories and enhanced our opportunities in the marketplace

- Implemented thoughtful Board refreshment and director succession planning to ensure we have a balanced, high-caliber Board with respect to industry experience, functional experience and demographics to oversee our evolving business strategies, leading to the appointment of three independent directors in the last two years and mitigating the impact of the departure of three longer-tenured independent directors during that period

- Conducted regular executive succession planning, resulting in experienced leaders promoted to senior positions, including our Materials President in 2024 and Intelligent Labels President in 2025

- Sharpened focus on sustainability, delivering our 2025 environmental sustainability goals and beginning the journey toward achieving our more ambitious 2030 goals, as well as overseeing our compliance with evolving regulatory requirements and increased transparency in our sustainability reporting

Governance Highlights

Highlights of our governance program are shown below.

Stockholder Rights	✓ Market-standard proxy access ✓ Right to call special meetings of stockholders at 25% ownership threshold ✓ No supermajority voting requirements ✓ No poison pill ✓ No exclusive forum or fee-shifting bylaws
Board Governance	✓ Annual election of directors ✓ Majority voting in director elections ✓ Single class of outstanding voting stock ✓ Directors 80% independent ✓ Robust Lead Independent Director role ✓ Regular director succession planning and paced Board refreshment ✓ Regular executive succession planning and leadership development ✓ Annual Board/Committee evaluations and biannual individual director feedback process ✓ Mandatory director retirement policy at age 75 with no exemptions or waivers allowed or granted ✓ Best practice Governance Guidelines ✓ Strong Board and Committee governance ✓ Direct access to management and experts

OUR SUSTAINABILITY

We believe that sustainability is a business imperative that drives profitable revenue growth and margin expansion while also reducing our environmental impact and ensuring we comply with evolving regulatory requirements. While macro-sustainability may be a slight secular headwind for our base businesses, we see significant opportunity to derive value as customers increasingly focus on the return on investment of their efforts to address sustainability challenges. **We are balancing delivery of near-term value while creating long-term differentiation and resilience by establishing clearer linkage between our sustainability goals and growth or margin expansion, engaging end users to identify new growth opportunities (e.g., food waste, traceability) and executing market-based innovation.**

We have been advancing sustainability by establishing our priorities, setting ambitious goals and making progress over time toward their achievement.

Sustainability Data and Reporting

We continue to refine the sustainability data we disclose, which has provided our stakeholders with greater transparency into our progress. To facilitate comparability with other companies, **our sustainability data is indexed to the Sustainability Accounting Standards Board (SASB) framework, noting where those disclosures align with indexes of the Global Reporting Initiative (GRI) and the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD)**. After partnering with a third-party expert to assess our disclosures against the recommendations regarding the information that companies should disclose to allow their stakeholders to assess and price their climate-related risks, we have preliminarily aligned our reporting with TCFD requirements. We have annually responded to Carbon Disclosure Project (CDP) Climate, Water Security and Forests and support the growing adoption of International Sustainability Standards Board (ISSB) standards.

We monitor regulatory requirements, including the European Corporate Sustainability Reporting Directive (CSRD), which will impose additional disclosure requirements for our company beginning in 2028 (based on 2027 data). We anticipate that, in future years, we will use our CSRD reports as the primary disclosure vehicle for our sustainability data given their foundation in a double materiality assessment and required disclosure of qualitative and quantitative data for a substantial number of reporting metrics on material topics, as well as a climate transition plan.

Our sustainability teams assess our reporting in accordance with external frameworks; engage with rating agencies; manage our data collection and reporting processes; establish and monitor assurance guidance and controls; and approve reports, data and information. In addition, we engage an **independent third party to validate our energy and greenhouse gas (GHG) emissions data.** Having aligned with the Audit and Governance Committees to ensure Board alignment with our sustainability governance, our reporting processes ensure data owner sign-off, sustainability disclosure committee review and senior management approval prior to publication.

> After evaluating our company in the areas of environment, labor and human rights, ethics and sustainable procurement, EcoVadis, a third-party sustainability ratings company, awarded our company its "gold" rating for our sustainability performance in 2025. This designation places us in the top 5% of companies for sustainability practices across more than 180 countries.

Our 2025 Integrated Report, which highlights our progress on sustainability matters, is being made available on our website on or before the filing of this proxy statement and furnished to the U.S. Securities and Exchange Commission (SEC) prior to the distribution of our proxy materials. Information on our website is not and should not be considered part of, nor is it incorporated by reference into, this proxy statement.

Progress Toward 2025 and 2030 Sustainability Goals

Having reached the end of their ten-year horizon, we substantially achieved the 2025 sustainability goals we set in 2015, including delivering all those related to environmental sustainability, as shown in the scorecard below.

2025 SCORECARD OF SUBSTANTIAL ACHIEVEMENT OF 2025 SUSTAINABILITY GOALS

	Goals	Baseline Year	Results
Greenhouse Gas Emissions	Achieve at least 3% absolute reduction year-over-year and at least 26% cumulative reduction by 2025	2015	**Achieved.** Although GHG emissions nominally increased in 2025, they declined by 61% cumulatively from baseline year
Paper	Source 100% certified paper, of which at least 70% is Forest Stewardship Council®-certified	2015	**Achieved.** Of total volume of paper procured in 2025, >99% was certified, with 81% of face paper Forest Stewardship Council®-certified
Films	70% of films we buy conform to, or enable end products to conform to, our environmental and social guiding principles	N/A	**Achieved.** 99% of 2025 film volume conformed to Materials Group's Restricted Substance List (RSL)
Chemicals	70% of chemicals we buy conform to, or enable end products to conform to, our environmental and social guiding principles	N/A	**Achieved.** 99% of 2025 chemical volume conformed to Materials Group's RSL
Products and Solutions	Derive 70% of revenues from sustainability-driven products (as defined by our Sustainable ADvantage criteria)	2015	**Achieved.** 70% of Materials Group (based only on Label and Graphic Materials) and 70% of Solutions Group (based only on Apparel Solutions) sales in 2025 came from sustainability-driven products that are responsibly sourced, enable recyclability, contain recycled content or use less material
Waste	Be 95% landfill-free, with at least 75% of our waste reused, repurposed or recycled	2015	**Achieved.** Diverted 96% of solid waste from landfills and recycled 77% of waste in 2025
People	Continue to cultivate diverse (40%+ female at level of manager and above), engaged, safe (recordable incident rate (RIR) of <0.25), productive and healthy workforce Maintain world-class safety and employee engagement scores	2015	**Not achieved.** Female representation at level of manager and above increased by 5% from baseline year to 37% at YE 2025[1] **Achieved.** Continued world-class safety record, with RIR of 0.17 in 2025, substantially lower than manufacturing industry average of 2.7 in 2024 (most recently available data) **Achieved.** Employee engagement score of 86% in 2025
Transparency	Commit to goals publicly and be transparent in reporting progress	N/A	**Delivered.** Continued enhancing sustainability transparency with more comprehensive reporting in our Integrated Reports, proxy statements and other public disclosures

[1] Our goal is to foster a workforce representative of the communities in which we operate; as one indicator, we track the percentage of females in manager level and above positions globally.

Our 2030 sustainability goals, within which we have specific targets, prioritize the most significant environmental and social sustainability challenges facing our company and stakeholders. Our progress toward these goals in or through 2025 is shown below.

2025 SCORECARD OF PROGRESS TOWARD 2030 SUSTAINABILITY GOALS

Goals	Targets	Baseline Year	Highlights of Progress
Deliver innovations that advance the circular economy	Satisfy the recycling, composting or reuse requirements of all single-use consumer packaging and apparel with our products and solutions		
	Solutions Group: 100% of our core product categories (printed fabric labels, woven labels, paper, interior heat-transfer labels, packaging and RFID) will meet our Sustainable ADvantage standard	N/A	82% (based only on Apparel Solutions) in 2025
	Materials Group: 100% of our standard label products will contain recycled or renewable content; all of our regions will have labels that enable circularity of plastics	N/A	67% (based only on Label and Graphic Materials) in 2025
Reduce the environmental impact in our operations and supply chain	Reduce our Scope 1 and 2 GHG emissions by 70% from our 2015 baseline		Scope 1 and 2: 61% in 2025
	Work with our supply chain to reduce our 2018 baseline Scope 3 GHG emissions by 30%, with an ambition of net zero by 2050	N/A	Scope 3: Prior-year calculations publicly available in our most recent CDP Climate response
	Source 100% of paper fiber from certified sources focused on a deforestation-free future	2015	>99% certified in 2025
	Divert 95% of our waste away from landfills, with a minimum of 80% of our waste recycled and the remainder either reused, composted or sent to energy recovery	2015	94% landfill-free in 2025 77% recycled in 2025
	Deliver a 15% increase in water efficiency at our sites that are located in high- or extremely high-risk countries as identified in the World Resources Institute Aqueduct Tool	N/A	4% increase in efficiency in 2025
Make a positive social impact by enhancing the livelihood of our people and communities	Foster an engaged team and an inclusive workplace • Inclusion Index: 85% • Employee Engagement: 82% • Females in manager level or above positions: 40% • Safety: RIR of 0.20	2015	81% in 2025 (N/A in 2015) 86% in 2025 (from 80%) 37% at YE 2025 (from 32%)[1] 0.17 in 2025 (from 0.31)
	Support the participation of our employees in ADF grants and foster the well-being of the communities in which we and our supply chain operate • 85% of countries in which we operate receive ADF grants • 50% of all ADF grants incorporate volunteerism	N/A	Made 2025 ADF grants in 77% of countries in which we operate 95% of 2025 grants incorporated employee volunteerism

[1] Our goal is to foster a workforce representative of the communities in which we operate; as one indicator, we track the percentage of females in manager level and above positions globally.

PEOPLE AND CULTURE

We draw from the largest pool of talent to find the best people for our company and, by fostering a workplace that embraces a mix of skills, experiences and backgrounds, we empower our employees to be increasingly productive, innovative and engaged. **We are dedicated to continuously strengthening our high-performance, values-based culture and maintaining a highly engaged global team in a workplace grounded in fairness, which we believe translates into better business outcomes that benefit all our stakeholders.** We regularly report to, and engage with, our stakeholders on these matters so they can assess our progress.

Our people-focused strategic pillars include enhancing the experience of our manufacturing employees and making merit and transparency even more foundational to our employee experience. Members of our senior leadership sponsor or actively engage in progressing these pillars. We have been leveraging our global enterprise infrastructure to support business-driven efforts to advance our talent priorities in each of our regions; accountability for progress beginning in 2026 has moved to our businesses to drive more sustainable impact.

In 2025, among other things, we strengthened leadership capability and accountability for building high-performing teams; developed our Avery Dennison Leadership Academy; tightened pay-for-performance linkage through an enhanced merit process in our recently implemented and more robust global talent management system; enabled direct employee access to our enterprise career architecture; invested in advanced career development programming; and significantly expanded our largest mentoring program.

Our employee experience depends on our culture, leadership, technology and work environment. In 2025, our employee experience survey achieved its highest level of participation in recent years, with 88% of our global employee population having responded. **Our enterprise employee experience score of 86% – our highest since 2018 – reflected consistent or improved engagement across all businesses and positive trends relative to prior year in the majority of questions.** The most notable gains were in areas we had specifically targeted for action, including career advancement opportunity, development opportunity and confidence in business strategy. Our business and functional teams are using the anonymized results from the survey to implement actions to address identified opportunities for improvement.

Our enterprise competency model represents our global standard for the leadership skills and behaviors that we develop in our employees so we can achieve our vision. This model, which establishes clear expectations that align with our values and strategies and increases fairness, consistency and transparency in how we hire/select, promote, develop and reward our talent, was embedded into key talent processes and practices in 2025, including performance management, development and learning.

We recognize that ensuring fair and equitable pay is a continuous process, and we aim for fair, consistent and transparent pay practices across our global workforce. As part of this process, we annually evaluate pay equity, making merit-based pay adjustments where appropriate after accounting for legitimate factors that may drive differences in pay, such as location, level, function, performance, experience and potential. We expanded our analysis population in 2025 to include employees from several recent acquisitions. Our teams engage with company leadership on our pay equity/transparency priorities and implement advancements in our process that considers total direct compensation, including base pay, annual incentive compensation and cash/equity-based long-term incentives. **In 2025, we implemented process, training and technology advancements to guide market-competitive merit-based pay decisions and avoid unexplained pay gaps.**

STOCKHOLDER ENGAGEMENT

In addition to our ongoing program through which our CEO, CFO, business leaders and Investor Relations team engage with our stockholders throughout the year, we semiannually engage with our largest institutional investors to solicit feedback on our strategies, governance profile, executive compensation and sustainability progress, offering to include directors in scheduled meetings. **Our Board and management believe that ongoing stockholder engagement fosters a deeper understanding of evolving investor expectations and helps ensure we continue to reflect best practices.**

2025 Engagement Results

2025 ENGAGEMENT RESULTS*		
	Outreach	Conversations
We contacted our top 35 investors in proxy season and the off-season. Our Lead Independent Director and management answered questions and discussed matters of investor interest. **We engaged with every stockholder who accepted our invitation to meet or otherwise requested a meeting, and our Lead Independent Director (LID) led the majority of our off-season engagements.**	64%	28% LID-led

* Based on percentage of shares outstanding.

We discussed the results and feedback from our 2025 engagement regarding executive compensation and social sustainability with the Compensation Committee and regarding governance and environmental sustainability with the Governance Committee. We also shared highlights with our Board to supplement the reports from those Committee Chairs.

2025 Engagement Feedback

The primary areas of focus during our 2025 engagements were Board composition and refreshment, including recent director departures/appointments and the refined Board matrix included in our 2025 proxy statement; Board leadership structure, including Mr. Butier's transition from Executive Chairman to non-executive/non-employee status; and our sustainability priorities and progress toward achieving our 2025 and 2030 goals.

Governance Feedback

Our 2025 engagements provided feedback on the governance matters described below.

- **Board composition**, including the balance of skills, qualifications, industry and functional experience, tenure and other demographics on our Board after the addition of new directors and departure of longer-tenured directors

- **Board leadership structure**, including Mr. Butier's transition to non-executive Chairman; the differing roles and responsibilities and working relationships among our Chairman, Lead Independent Director and CEO; the rationale for our Board's current leadership structure following our successful succession planning process and CEO transition; the strong mentorship our Chairman and Lead Independent Director have provided our CEO with recent Board changes, allowing our CEO to focus on addressing business challenges and developing key leaders; and our engaged and experienced Lead Independent Director, who continues to ensure independent oversight

- **Board refreshment**, including our new director recruitment process; the rationale for Mr. Flitman's appointment to our Board in July 2025; and the Governance Committee's pause in actively searching for new directors given our current Board size, broad mix of skills, qualifications and experience, and significant Board turnover in the past two years, while continuing to ensure a robust pipeline of potential new directors

- **Board onboarding, education, risk oversight and engagement**, including our new director orientation and onboarding processes, as well as ongoing director education and development; our Board's oversight of key risks, particularly cybersecurity; and the additional engagement of certain of our directors on Advisory Councils, providing them with an opportunity to engage in a non-fiduciary capacity with our business leaders and industry experts to support management in advancing key areas of strategic focus

- The voting results for our **2025 stockholder proposal on excessive golden parachutes**, with 94% of votes cast consistent with our Board's recommendation

Environmental Sustainability Feedback

Environmental sustainability remained a significant area of focus for the stockholders with which we engaged. **Investors continued to appreciate the scope of our sustainability reporting and transparency in our Integrated Reports, proxy statements and other public disclosures.** During our conversations, we primarily discussed the sustainability matters described below.

- The **integration of environmental sustainability into our strategy** to lead at the intersection of the physical and digital, and our **Board's oversight thereof**

- The **financial impact of our sustainability efforts**, including revenue growth and margin expansion enabled through sustainability-related innovation and cost savings from reductions in our environmental impact, including through energy efficiency projects

- **Our progress toward our 2025 and 2030 sustainability goals**, including our substantial achievement of the former set of goals and management's focus on advancing roadmaps to deliver the longer-term set of goals

- Our continued **efforts and challenges in reducing Scope 3 GHG emissions**, highlighting the more accurate, market-consistent results enabled by our change in emissions measurement methodology from spend-based to one that is more materials-based to minimize the impact of macroeconomic factors such as inflation

- Our **evaluation of our supply chain** and use of third parties to audit suppliers using a risk-based approach that considers our spend and country-specific risks, as well as the remediation we require from flagged suppliers to continue our business relationship, highlighting improved engagement and more advanced dialogue with key raw material suppliers

- Our **water usage**, noting that while we are not a major direct consumer of water, our paper suppliers are significant users of water, and we continue to assess ways to better represent our overall water impact

- Our **processes to prevent the use of restricted chemicals**, including review of regulations by our government affairs team and our innovation efforts enabling usage of materials that do not appear on our evolving RSLs

- The **impact of recent acquisitions**, including the incorporation of sustainability assessments into our due diligence process

Social Sustainability and Executive Compensation Feedback

We responded to inquiries from investors on social sustainability regarding our Board's and its Compensation Committee's leadership succession planning processes; our Board's exposure to lower-level leaders in the succession pipeline, including certain directors interacting with a broader mix of leaders in Advisory Councils; our talent development program, including its linkage to our enterprise competency model and the deployment of training to advance the professional development of our team members; and the demographic mix of our executives and potential internal successors to key leadership roles.

We also engaged with several investors to gather perspectives on potential changes to our executive compensation program under consideration by the Compensation Committee during 2025 as described under *Preview of Revised 2026 Executive Compensation Program* in the Compensation, Discussion and Analysis (CD&A) section of this proxy statement.

APPROVAL OF EXECUTIVE COMPENSATION (PROPOSAL 2)

The Compensation Committee oversees our executive compensation program, which is designed to deliver pay for performance, with realized compensation primarily dependent on achievement of our annual financial goals and longer-term value creation objectives that advance the interests of our stockholders.

Executive Compensation Program

The Compensation Committee establishes the substantial majority of Named Executive Officer (NEO) target total direct compensation (TDC) as performance based, meaning that our executives ultimately may not realize the value of at-risk components if we fail to achieve the designated performance objectives. Incentive compensation consists of target award opportunities under our Annual Incentive Plan (AIP) and long-term incentive (LTI) program, with payouts determined based on our performance against the threshold, target and maximum levels established by the Compensation Committee. The mix and elements of 2025 NEO target TDC are shown below.

2025 NEO TARGET TDC MIX AND ELEMENTS

Target TDC Mix

CEO

Base Salary 11%
AIP Award 15%
MSUs 37%
PUs 37%

89% Performance-based

Average of Other NEOs

Base Salary 29%
AIP Award 18%
MSUs 26%
PUs 27%

71% Performance-based

Performance-Based Elements

Long-Term Incentive Compensation

	Corporate NEOs	Business NEO

Performance Units (PUs)	• 50% of LTI with payout = 0% to 200% of target award
	• Three-year performance period
	  - Company EVA[1] (50%)
	  - Company Relative TSR[2] (50%)
	• Cumulative EVA goals tied to superior TSR objective and long-term financial targets
	• Relative TSR payout capped at 100% if absolute TSR is negative
		• 50% of LTI with payout = 0% to 200% of target award
		• Three-year performance period
		  - Business EVA[1] (75%)
		  - Company Relative TSR[2] (25%)

Market-leveraged Stock Units (MSUs)
- 50% of LTI with payout = 0% to 200% of target award
- One-, two-, three- and four-year performance periods
  - 100% Company Absolute TSR[3]

Annual Incentive Compensation

Corporate NEOs

Adj. EPS 60%
Adj. Free Cash Flow 20%
Adj. Sales Growth 20%

Business NEO

Adj. EPS 15%
Business Adj. Free Cash Flow 20%
Business Adj. Sales Growth 20%
Business Adj. EBITDA 45%

AIP Award[4]
- Drives performance to deliver annual company/business financial goals
- Individual performance modifier based on achievement of strategic objectives (generally capped at 100% for NEOs)

Base Salary
- Annual fixed-cash compensation generally set around market median

---

[1] Economic Value Added (EVA) is a measure of financial performance calculated by deducting the economic cost associated with the use of capital (weighted average cost of capital multiplied by average invested capital) from after-tax operating profit.

[2] Relative TSR compares our TSR to that of companies in a peer group described in the CD&A section of this proxy statement.

[3] Absolute TSR measures the return that we provide our stockholders, including stock price appreciation and dividends paid (assuming reinvestment of dividends).

[4] Adjusted EPS, adjusted free cash flow, adjusted sales growth and adjusted EBITDA are defined in the CD&A section in this proxy statement.

Pay for Performance

In the graph below, CEO compensation reflects Mr. Stander's Summary Compensation Table compensation for 2023 through 2025 and such compensation of our former CEO for 2021 and 2022, relative to our 2021-2025 TSR of 27%. Changes in CEO pay have generally correlated with changes in TSR, except in 2023, when CEO pay was substantially lower than in the prior year because Mr. Stander's 2023 compensation primarily reflected his compensation as COO, and in 2024, when CEO pay was substantially higher than in the prior year because it reflected Mr. Stander's first full year as CEO.



FIVE-YEAR CEO PAY AND CUMULATIVE TSR

Executive Compensation Best Practices

As summarized below and described in further detail in the CD&A section of this proxy statement, our executive compensation program aligns with our financial goals and business strategies and reflects best practices.

Pay for Performance	✓ 89% of CEO's 2025 target TDC dependent on company performance ✓ Rigorous stock ownership policy requires CEO to own 6x base salary, at least 50% of which must be vested shares; does not count unvested PUs or stock options and only counts 50% of unvested MSUs at target payout level
Compensation Best Practices	✓ Double-trigger equity vesting requires termination of employment after change of control ✓ YE 2025 three-year average burn rate of 0.37%, between 25th and 50th percentiles of S&P 500 companies ✓ Compensation clawback policy for executive officers in event of accounting restatement; additional clawback policy for all AIP and LTI recipients in event of fraud or misconduct resulting in restatement ✓ Independent compensation consultant serves at direction of Compensation Committee ✓ Annual Compensation Committee evaluation and charter review ✓ Periodic review of compensation program and assessment of features that mitigate excessive risk-taking ✓ Releases of claims and restrictive covenants for departing executives ✓ Compensation Committee review of tally sheets reflecting all NEO compensation components ✓ No NEO employment contracts unless required by laws or market practices of home country ✓ No guaranteed AIP awards; NEO 2025 AIP awards based solely on financial performance ✓ No excise tax gross-ups on change of control severance benefits ✓ No tax gross-ups on perquisites ✓ No above-market interest rates for deferred compensation ✓ No re-pricing of stock options without stockholder approval ✓ No payout of accrued dividend equivalents on MSUs unless and until awards vest ✓ No stock options awarded below fair market value ✓ No supplemental retirement benefits

RATIFICATION OF APPOINTMENT OF PWC (PROPOSAL 3)

The Audit Committee has appointed PricewaterhouseCoopers LLP (PwC) as our independent registered public accounting firm for fiscal year 2026 and our Board is seeking stockholder ratification of the appointment. PwC is well-qualified to continue serving as our independent registered public accounting firm, has a deep understanding of our operations and accounting practices, and maintains rigorous procedures to ensure independence from our management, Board and company.

The Audit Committee considered the qualifications, performance and independence of PwC, the quality of its discussions with the engagement team, and the fees charged by the firm for the scope and quality of services provided and determined that the appointment of PwC for 2026 is in the best interest of our company and stockholders.

VOTE ON STOCKHOLDER PROPOSAL FOR INDEPENDENT BOARD CHAIRMAN (PROPOSAL 4)

John R. Chevedden, a stockholder residing at 2215 Nelson Avenue, No. 205, Redondo Beach, California 90287 who has beneficially owned no fewer than 15 shares of our common stock since September 20, 2022, has informed us that he intends to present a proposal at the Annual Meeting seeking our Board to adopt a policy requiring that two separate people hold the offices of Chairman and CEO and that the Chairman be an independent director. If the proponent or his qualified representative attends and properly presents the proposal for a vote, then the stockholder proposal will be voted on during the Annual Meeting.

> Our Governance Guidelines give our Board the discretion to separate or combine the roles of Chairman and CEO as it deems appropriate based on the needs of our company at any given time. To facilitate this decision-making, the Governance Committee annually reviews our Board leadership structure – giving consideration to, among other things, our financial position, business strategies, governance profile, the results of our annual Board/Committee evaluation process, and any feedback received from our investors and other stakeholders – and recommends to our Board whether to separate the roles, as well as the Lead Independent Director in cases where the Chairman is not independent.

Our Board's Governance Committee has carefully considered the proposal and believe that it is unnecessary and not in the best interests of our company and stockholders. **It is critical that our Board continues to maintain the discretion to determine its appropriate leadership structure consistent with the business judgment afforded to it under Delaware law and our Governance Guidelines; in addition to a robust Lead Independent Director role, we have a Board and governance profile that helps ensure independent oversight of management and accountability to our stockholders; and, during engagements on this topic, our stockholders have expressed broad support for our current Board leadership structure.** For the reasons set forth in its opposition statement, our Board recommends that you vote AGAINST this proposal.

GOVERNANCE

The key features of our governance program are shown in the *Governance Highlights* section of the proxy summary. We encourage you to visit the investors section of our website under *Governance Documents*, where you can view and download current versions of the documents shown below. Information on our website is not and should not be considered part of, nor is it incorporated by reference into, this proxy statement.

- Amended and Restated Certificate of Incorporation, as amended (our "Charter")

- Bylaws

- Governance Guidelines

- Charters for our Board's Audit Committee, Compensation Committee, Governance Committee, Finance Committee and Cybersecurity Committee

- Code of Conduct

- Code of Ethics for the CEO and Senior Financial Officers

- Audit Committee Complaint Procedures for Accounting and Auditing Matters

You can request copies of these documents, without charge, by writing to our Corporate Secretary at 8080 Norton Parkway, Mentor, Ohio 44060.

VALUES AND ETHICS (V&E)

Code of Conduct, Talkabout Toolkits and Supplier Standards

Our Code of Conduct applies to all of our directors, officers and employees and reflects our values-based culture and adherence to ethical conduct. Our refreshed Code of Conduct, which launched in 2024, included expanded content on key topics such as cybersecurity, data privacy and third-party risk management, new topics, and real-world guidance using updated scenarios and Q&A to better connect to our team members' work and decision-making. **In 2025, we focused on institutionalizing the refreshed Code across our global workforce by delivering regular V&E communications; implementing tools to enable our team members more easily to report potential violations of the code; and diligently and efficiently managing a marked increase in reports attributed to the new code launch, "Safe to Speak Up" training and our proactive awareness campaign.**

The Code is available in over 30 languages in downloadable and printable forms, as well as through a public interactive microsite that provides transparency to our external stakeholders. Our leaders affirm their commitment to complying with it when they first join our company and annually thereafter as part of the compliance certification process described under *Related Person Transactions* in the Security Ownership Information section of this proxy statement. We perform in-person compliance check-ins at select global sites each year to measure the effectiveness of our V&E program using surveys and conducting interviews with leadership and manufacturing employees, after which we implement actions as needed to enhance awareness.

We regularly train employees on Code of Conduct topics in instructor-led sessions held in person or virtually; in 2025, we held over 270 of these sessions globally. We also deploy mandatory online training for our computer-based employees. In 2025, we launched one enterprise-wide and five regional courses, with an average completion rate of nearly 97% for the 40,000 courses. The three "Talkabout" Toolkits (also available in over 30 languages) that we developed during the year empowered managers to lead discussions with their teams on our refreshed Code of Conduct, which were supplemented by a newly created V&E Community on our company intranet for employees to ask questions and engage with their colleagues across the globe.

Our global supplier standards extend our V&E commitment to our third-party service providers, establishing our expectation that they do business in an ethical manner.

Business Conduct GuideLine

Our Business Conduct GuideLine (the "GuideLine") is a whistleblower hotline available at all hours for employees or third parties to report potential violations of our Code of Conduct or applicable laws, anonymously if they so choose. The GuideLine may be reached by visiting www.averydennison.com/guidelinereport. The GuideLine is operated by an independent third party and accepts reports in any language to accommodate the needs of our global workforce and customer/supplier base. Reports are investigated under the direction of our Chief Compliance Officer, in consultation with our law department and senior management and with Board oversight primarily by the Governance Committee and, for certain accounting- and financial-related matters, also by the Audit Committee. We prohibit retaliation for good-faith reporting.

Code of Ethics

Our Code of Ethics requires that our CEO, CFO and Controller act professionally and ethically in fulfilling their responsibilities, which include (i) avoiding actual or apparent conflicts of interest; (ii) ensuring complete and accurate SEC filings; (iii) respecting confidentiality of financial and other information; (iv) employing corporate assets responsibly; and (v) reporting Code of Ethics violations to Chair of Audit or Governance Committees.

Only the Audit Committee or the Governance Committee can amend or waive the provisions of our Code of Ethics, and any amendments or waivers must be posted promptly on our website or timely filed with the SEC on a Current Report on Form 8-K. To date, we have made no exemptions or granted any waivers to our Code of Ethics.

Supporting fulfillment of these responsibilities, our controllership and internal audit functions ensure that we maintain a robust internal control environment, with the leaders of these functions regularly reporting to the Audit Committee.

COMPLAINT PROCEDURES FOR ACCOUNTING AND AUDITING MATTERS

The Audit Committee has adopted procedures for the confidential, anonymous submission of complaints related to accounting, accounting standards, internal accounting controls and audit practices. These procedures relate to reports of (i) fraud or deliberate error in the preparation, evaluation, review or audit of our financial statements or other financial reports; (ii) fraud or deliberate error in the recording or maintenance of our financial records; (iii) deficiencies in, or noncompliance with, our internal accounting controls; (iv) misrepresentation or false statement regarding any matter contained in our financial records, statements or other reports; or (v) deviation from full and fair reporting of our financial condition. Any person, including third parties, may submit a good-faith complaint regarding accounting and auditing matters and employees may do so without fear of retaliation. The Audit Committee oversees these procedures, with investigations conducted under the direction of our internal audit department in consultation with our Corporate Secretary, Chief Legal Officer (CLO) and other members of senior management to the extent appropriate under the circumstances.

Stockholders and other interested parties interested in communicating regarding these matters may make a confidential, anonymous report by contacting the GuideLine or writing to the Audit Committee Chair, c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060.

STOCK OWNERSHIP POLICY

Our stock ownership policy requires that our (i) Chairman acquire and maintain minimum ownership of $750,000; (ii) other non-employee directors acquire and maintain minimum ownership of $500,000; (iii) CEO acquire and maintain minimum ownership of 6x his base salary; and (iv) Level 2 and Level 3 NEOs acquire and maintain minimum ownership of 3x and 2x their base salary, respectively. At least 50% of the applicable requirement must be held in vested shares.

The values of the following shares/units are considered in measuring compliance with our stock ownership policy: (i) shares beneficially owned or deemed to be beneficially owned, directly or indirectly, under U.S. securities laws; (ii) for officers, shares or units held in qualified and non-qualified employee benefit plans and 50% of the value of unvested MSUs at the target payout level; (iii) for non-employee directors, deferred stock units (DSUs); and (iv) for officers and non-employee directors, unvested restricted stock units (RSUs). Unvested stock options and PUs are not considered in measuring compliance. DSUs, which represent annual cash retainers deferred at a director's election, are considered owned because they are earned upon receipt and would be converted to shares of our common stock and issued to a participating director upon his or her separation from our Board.

> Until they achieve their minimum ownership requirement, non-employee directors and officers are required to retain any shares acquired, net of taxes, from the vesting of stock awards or exercise of stock options. Officers may not transact in company stock until they certify that they will remain in compliance with our stock ownership policy after giving effect to the transaction they plan to effectuate.

The Compensation Committee and the Governance Committee reviewed non-employee director stock ownership in December 2025 and February 2026, respectively. As of year-end 2025, **all but our four most recently appointed non-employee directors had exceeded their minimum ownership requirement.** Mses. Mejia and Reverberi and Messrs. Dickson and Flitman have five years from the date of their respective Board appointments to reach that level and each of them is on track toward timely achieving compliance.

The Compensation Committee reviewed officer stock ownership in December 2025. As of year-end 2025, **all NEOs had achieved their minimum ownership requirement**.

The year-end 2025 compliance of our non-employee directors and NEOs with our stock ownership policy is shown below.

STOCK OWNERSHIP POLICY COMPLIANCE				
	Minimum Ownership Requirement[1]	Ownership[2] at YE 2025(#)	Minimum Requirement Achieved[3]	Requirement Multiple Achieved
Chairman	$ 750,000			
Mitchell Butier		315,700	✓	72x
Other Non-Employee Directors	$ 500,000			
Bradley Alford		52,658	✓	18x
Ward Dickson[3][4]		1,840	–	–
David Flitman[3][4]		765	–	–
Andres Lopez		7,027	✓	2x
Maria Fernanda Mejia[3][4]		2,063	–	–
Francesca Reverberi[3][4]		2,464	–	–
Patrick Siewert		19,611	✓	6x
William Wagner[3]		3,412	✓	1x
CEO				
Deon Stander	$6,900,000	82,311	✓	2x
Level 2 NEOs				
Gregory Lovins	$2,515,500	88,475	✓	6x
Danny Allouche[5]	$1,762,399	26,566	✓	2x
Ryan Yost[3]	$1,701,000	10,602	✓	1x
Deena Baker-Nel	$1,710,000	12,145	✓	1x
Level 3 NEO				
Ignacio Walker	$1,124,113	11,219	✓	1x

[1] Minimum ownership requirements for CEO, Level 2 NEOs and Level 3 NEO reflect 6x, 3x and 2x, respectively, of year-end 2025 base salary.
[2] Reflects shares/units considered in measuring compliance with our stock ownership policy based on the average closing price of our common stock from October 1 to December 31, 2025.
[3] Other than Messrs. Wagner, Yost and the individuals named in footnote (4) below, all non-employee directors and NEOs were also in compliance with the 50% vested shares requirement as of year-end 2025; these individuals have five years from the respective date of appointment or promotion to achieve the 50% vested shares requirement.
[4] Messrs. Dickson and Flitman and Mses. Mejia and Reverberi were appointed to our Board in June 2024, July 2025, February 2024 and February 2023, respectively, and have five years from their respective date of appointment to achieve their minimum ownership requirement.
[5] Minimum ownership requirement for Mr. Allouche was converted from Israeli shekels using the average monthly exchange rate for December 2025.

INSIDER TRADING POLICY

Our insider trading policy, the current version of which was filed as an exhibit to our 2025 Annual Report, prohibits our directors, officers and employees from engaging in transactions in any type of security while in possession of material nonpublic information relating to the security or the issuer of the security in breach of a duty of trust or confidence, whether the issuer is our company or another company. In addition, (i) if they are in possession of material nonpublic information regarding any other publicly traded company, including that of our suppliers, customers, competitors or potential acquisition targets, they may not trade in its securities until the information becomes public or is no longer material; (ii) they may not purchase or sell any security of any other company, including another company in our industry, while in possession of material nonpublic information about that company obtained in the course of their employment or service with our company; and (iii) they may not directly or indirectly communicate material nonpublic information to anyone outside or within our company other than on a need-to-know basis.

Officer/Director 10b5-1 Plans

Our insider trading policy contains specific requirements regarding contracts, plans or instructions to trade in our company's securities entered into in accordance with SEC Rule 10b5-1, including with respect to multiple plans and modifications or terminations of existing plans. We reserve the right to suspend, discontinue or otherwise prohibit transactions under a 10b5-1 trading plan if we determine that doing so is in the best interest of our company.

Limited Trading Windows

All transactions in company stock must be precleared by our Corporate Secretary. Our insider trading policy restricts trading in company stock by Board members, officers and director-level employees, or any other person designated by our Corporate Secretary, during blackout periods, which begin two weeks before the end of each fiscal quarter and end two business days after the issuance of our earnings release for the quarter. Additional blackout periods may be imposed with or without notice, as the circumstances require. Except for transactions under a previously established 10b5-1 trading plan, if precleared individuals become aware of material nonpublic information or become subject to a blackout period before their transaction is effectuated, they may not complete the transaction even if they previously received preclearance.

Prohibitions on Certain Transactions

Our insider trading policy prohibits our directors, officers and employees from short-selling company stock; transacting in puts, calls or other derivative securities involving company stock; or purchasing financial instruments (such as prepaid variable forward contracts, equity swaps, collars and exchange funds) designed to hedge or offset any decrease in the market value of company stock. In addition, directors and officers are expressly prohibited from – and our non-officer employees are strongly discouraged from – pledging shares of our common stock as collateral for a loan, purchasing company securities on margin or placing company securities in a margin account.

> To our knowledge based on their written representations in our annual director and officer questionnaire, all of our Board members and executive officers complied with our insider trading policy during 2025 and none of them engaged in any transaction prohibited thereby.

SUSTAINABILITY

Having incorporated sustainability into our business plans as a value driver, we work within our company and across our value chain to address the environmental and social impacts of our products and practices.

> We strive to advance the environmental sustainability of our company and value chain by delivering innovations that enable profitable revenue growth and margin expansion while also advancing the circular economy, reducing the environmental impact of our operations and offering more sustainable value-creation solutions for our customers. We also seek to make a positive social impact by fostering an engaged and empowered workforce, enhancing our employee experience, maintaining operations that promote health and safety, and supporting our communities.

BOARD OVERSIGHT AND MANAGEMENT RESPONSIBILITY

We believe that strong sustainability governance ensures consistency and accuracy of the information we report to our stakeholders. Our sustainability governance structure disclosed in prior proxy statements continues to be effective, ensuring leadership focus with Board/Committee oversight.

Board oversight of environmental sustainability and community investment is primarily conducted by the Governance Committee, which receives a report from management on each of these topics at least annually. In addition, our full Board engages with business leaders on their environmental sustainability initiatives during its regular discussion of their business strategies. **In October 2025, our Board engaged with senior management on our environmental sustainability progress, having discussed during the year our innovation efforts to address market demand for more sustainable products and solutions.** In February 2026, our Board reviewed our 2025 Integrated Report, which includes the results of our 2025 sustainability goals and progress toward our 2030 goals, with our CEO and Head of Enterprise Sustainability.

Board oversight of social sustainability is primarily conducted by the Compensation Committee, which discussed talent matters at multiple meetings in 2024, including our enterprise human resources strategy, executive succession planning, and pay equity and transparency. **In December 2025, our Board engaged with management on the results of our employee experience survey and progress in our people-focused strategic pillars.**

With strategic guidance and direction provided by our CEO, management is responsible for ensuring that we continue to make progress toward achieving our sustainability goals through our Sustainability Council, which is led by our enterprise sustainability leader reporting to our CEO, who continues to be accountable for our progress. The council, which is composed of a cross-divisional and cross-functional group of company and business leaders, met quarterly during 2025 to document the strategic and financial impacts of our sustainability efforts on our company and customers, progress us toward achieving our 2030 sustainability goals and targets, accurately report to our stakeholders and ensure we comply with evolving legal and regulatory requirements. **Our enterprise sustainability leader participated in nearly all of our 2025 off-season stockholder engagements to report on our sustainability advancements and answer questions from investors.**

PROGRESS TOWARD ACHIEVING 2025 AND 2030 GOALS

We believe that our sustainability priorities reflect the expectations of our stakeholders. We regularly report our sustainability progress and interview members of management responsible for key sustainability initiatives, as well as customers, sell-side analysts and members of sustainability organizations, during our biannual materiality assessments. The feedback related to environmental and social sustainability we received during our engagement with investors in 2025 can be found in the proxy summary.

We present scorecards showing the substantial achievement of our 2025 sustainability goals and progress toward our 2030 sustainability goals in the proxy summary. You can find additional information in our 2025 Integrated Report.

To facilitate comparability with other companies, our sustainability data is indexed to the SASB framework, noting where those disclosures align with indexes of the GRI and TCFD. We are a member of the United Nations Global Compact and have made commitments to the United Nations Sustainable Development Goals and the Science Based Targets initiative (SBTi). Our Scope 1, 2 and 3 GHG emissions reduction targets have been approved by SBTi as consistent with reductions required to keep global warming to no more than 1.5°C. We have annually responded to CDP Climate, Water Security and Forests and support the growing adoption of ISSB standards.

TALENT MANAGEMENT

Executive Succession Planning

Recognizing that we have had several leadership changes in recent years, including the appointments of our Materials President in 2024 and our Intelligent Labels President in 2025, our Board continues to prioritize thoughtful executive succession planning. In April 2025, consistent with its practice of conducting CEO succession planning at least annually as part of its strong governance program, our Board updated the scorecard of desired attributes/outcomes and experiences aligned upon with a third-party leadership advisory firm to reflect our company's continued evolution, and discussed the progress of potential internal CEO successors, as well as emergency succession in the event a need arises. At that time and again in October 2025, the Compensation Committee reviewed changes in our senior executive team and our continued progress in developing leadership as a key source of competitive edge, and discussed potential successors to the members of our Company Leadership Team, which includes the leaders of our businesses and corporate functions, with reference to their development plans and our enterprise competency model. The Committee's Chair led a discussion of these succession planning reviews with our full Board.

The Compensation Committee regularly receives reports on executive new hires, promotions and role changes, departures and open positions to assist with succession planning.

Leadership Development

The Compensation Committee oversees our talent management efforts to identify and develop our future leaders. We maintain a robust performance review process and establish leadership development plans for our top talent, while also providing career advancement opportunities to our employees more broadly. **Senior management reports to the Compensation Committee on our leadership by identifying high-potential talent at senior levels within our company, helping these individuals advance the skills and capabilities to become our future leaders, and ensuring that they are executing development plans to progress them toward identified roles with greater responsibility.** As part of its regular meeting process, our Board has the opportunity to engage with our business and functional leaders in and outside the boardroom. In addition, Board members periodically visit our facilities to meet with local management and have the freedom to engage directly with any of our employees.

COMMUNITY INVESTMENT

With Board oversight by the Governance Committee, our community investment efforts help strengthen the communities around the world in which we operate. We make most of these investments through ADF, which annually distributes at least 5% of its assets from the prior year. ADF's grantmaking is aided by our employees worldwide who identify nonprofit organizations serving their local communities in need of financial support to advance their mission and impact, make monetary contributions and volunteer their time.

ADF's grantmaking strategy focuses on providing funding to charitable organizations that are working to increase access to education, advance environmental sustainability and support secure livelihoods. In addition to these grantmaking focus areas, ADF also supports employees in times of crisis and nonprofit organizations involved in disaster relief. **ADF and our company collectively made over $6.1 million in grants and other charitable contributions during 2025, with 95% of ADF grants having incorporated employee volunteerism.**

Advancing Strategic Pillars

The aggregate amount and impact of grants made in 2025 in each of ADF's strategic pillars, as well as select grant recipients, is shown below; the remainder of ADF's contributions was primarily made in the other areas described in this section.

HIGHLIGHTS OF 2025 ADF CONTRIBUTIONS AND IMPACT BY STRATEGIC PILLAR		
$910K TO INCREASE EDUCATION ACCESS	**$878K TO ADVANCE ENVIRONMENTAL SUSTAINABILITY**	**$425K TO SUPPORT SECURE LIVELIHOODS**
• Cambodian Children's Fund to aid impoverished children in Cambodia • Instituto Anderson Varejão to support sports and educational programming for children in Brazil • Painesville City Local Schools Education Foundation to fund their Future Business Leaders of America program in Northeast Ohio	• Give2Asia to convert plastics into school uniforms in China • Textile Exchange to accelerate regenerative textile production systems in South Africa • World Wide Fund for Nature to support environmental youth education in Pakistan	• Sheltersuit to provide job training for women refugees in the Netherlands • Reimagining Industry to Support Equality to improve lives of women working in Bangladesh's garment industry • De Puertas Abiertas al Trabajo Solidario to deliver entrepreneurial training in Argentina
IMPACT BASED ON GRANTEE REPORTING		
9,000+ students improved their literacy and/or numeracy skills and 6,000+ women and girls completed ADF-supported education	225+ communities with improved climate resilience and 11,000+ participants at educational events	2,700+ businesses were launched with ADF support, employing ~2,000 people

Supporting Employees in Times of Crisis

ADF's Employee Crisis Fund offers financial assistance to employees impacted by natural disasters and other humanitarian crises, providing $1 million of financial support to impacted company employees in the U.S., Hong Kong and Sri Lanka in 2025.

Aiding Disaster Relief Efforts

ADF partners with GlobalGiving, an independent nonprofit organization, to directly support and match employee giving to disaster relief efforts worldwide. During 2025, ADF and our employees made donations to organizations responding to events in the U.S., Brazil, East Africa, the Middle East and Ukraine.

Engaging Employees

Through ADF's signature Granting Wishes program, employees organize volunteer events and nominate local charities to receive grants. In 2025, ADF made over $1 million in grants in 38 countries through this program.

Providing College Scholarships

ADF provided college scholarships to selected children of company employees in 2025, furthering its goal of increasing educational access. The program administered by Scholarship America awarded scholarships in the U.S. and Canada, with the Institute of International Education administering a similar program to award scholarships in Bangladesh, Brazil, Honduras, India, Indonesia, Kenya, Malaysia, Mexico, Pakistan, Romania, South Africa, Sri Lanka, Thailand, Türkiye and Vietnam. In 2026, ADF plans to expand this program to all countries in which we have a significant employee presence.

OUR BOARD OF DIRECTORS

OVERVIEW

Our Board oversees, counsels and ensures management is serving the best interests of our company, with a view toward maximizing the performance of our businesses and delivering long-term value to our stockholders.

PRIMARY BOARD RESPONSIBILITIES

- Establish Board/Committee composition, structure and responsibilities to ensure **strong independent oversight**
- Conduct **director succession planning** to maintain **engaged Board** with balance of qualifications, skills, industry and functional experience, and demographics
- Oversee **businesses, strategy execution, risk mitigation, governance profile and sustainability progress**
- Approve **annual operating plan** and key strategic decisions, including **acquisitions** and significant fixed and information technology capital expenditures
- Maintain **integrity of financial statements** and oversee **capital allocation strategies**, including **dividends and share repurchases**
- Evaluate performance of senior leaders and determine **executive compensation**
- Conduct **CEO and other executive succession planning** to develop leaders that will advance our future growth

2026 Director Nominees

Our Governance Guidelines provide our Board's view that a size between 8 and 12 directors is an appropriate range to ensure relevant and diverse points of view, facilitate active and engaged discussion, and provide for the necessary discharge of its oversight responsibilities. Under our Bylaws, the number of directors is fixed from time to time by Board resolution; our Board has fixed the current number of directors at ten.

Our 2026 director nominees are shown in the chart below. As shown by individual in the Director Matrix in the proxy summary, **they bring a balanced mix of industry and functional experience to overseeing management in advancing our strategies and achieving our financial goals**. The ages of our director nominees range from 54 to 70, with an **average age of 61.** Their lengths of service range from less than one to nearly 21 years, with an **average tenure of seven years.**

	NAME	AGE	DIRECTOR SINCE	PRINCIPAL OCCUPATION	INDEPENDENT	AC	CC	GC	FC	CSC
1	**Bradley A. Alford**	69	2010	Retired Chairman & CEO, Nestlé USA	✓		●	●		
2	**Mitchell R. Butier**	54	2016	Non-executive Chairman, Avery Dennison Corporation	–				●	●
3	**Ward H. Dickson**	63	2024	Retired EVP & CFO, WestRock Company	✓	●			●	●
4	**David E. Flitman^**	61	2025	CEO, US Foods Holding Corp.	✓		●			
5	**Andres A. Lopez**	63	2017	Retired President & CEO, O-I Glass, Inc.	✓	●	●			
6	**Maria Fernanda Mejia**	62	2024	Retired CEO, International, Newell Brands Inc.	✓	●				
7	**Francesca Reverberi**	54	2023	SVP, Engineered Materials & Plastics Solutions, Trinseo PLC	✓		●			
8	**Patrick T. Siewert***	70	2005	Retired Managing Director & Partner, The Carlyle Group Inc.	✓	●		●	●	
9	**Deon M. Stander**	57	2023	President & CEO, Avery Dennison Corporation	–				●	
10	**William R. Wagner**	59	2022	CEO, Semrush Holdings, Inc.	✓			●		●

AC = Audit Committee   CC = Compensation Committee   GC = Governance Committee   FC = Finance Committee   CSC = Cybersecurity Committee
* = Lead Independent Director   ● = Chair   ● = Member   ^ = New Director

Board Meetings and Attendance

Our Board met six times during 2025. There were 30 Board committee meetings during the year. **Each of our directors attended all of his or her respective Board and Committee meetings in 2025.** In addition, our directors regularly engaged on strategic, business and financial matters with each of our Chairman and CEO outside of meetings, as well as with management through certain directors' participation on our Advisory Councils described below. Our Governance Guidelines strongly encourage directors to attend annual stockholder meetings and **all then-serving directors attended the 2025 Annual Meeting.**

Additional Board Engagement

Bringing their industry and functional expertise, some of our directors participated on our Advisory Councils in 2025, providing their insights in a non-fiduciary capacity to management on key strategic initiatives and cybersecurity risk management. These councils do not possess governing authority, which remains with applicable management teams. Currently, **Mr. Wagner is a member of our Digital Advisory Council, Mr. Alford is a member of our Food Advisory Council, and Mses. Mejia and Reverberi are members of our Future of Consumer Packaging Advisory Council; Mr. Stander serves on all of these councils in his capacity as CEO.** Our Cybersecurity Advisory Council, of which Messrs. Butier and Wagner were members, ceased operating at year-end 2025 given our Board's formation of the Cybersecurity Committee.

In April 2025, after assessing the time commitments of their participation, the Compensation Committee recommended to our Board that non-employee directors participating on Advisory Councils be compensated $15,000 per council per year. Our Board approved this supplemental compensation effective as of the 2025 Annual Meeting.

GOVERNANCE GUIDELINES

Our Governance Guidelines provide the governance framework for our company and reflect the values of our Board, as highlighted below. They are reviewed at least annually and amended from time to time to reflect changes in regulatory requirements, evolving market practices, recommendations from our advisors and feedback from our investors. Our Governance Guidelines were last amended in February 2026.

BOARD GOVERNANCE HIGHLIGHTS	
Board Composition	✓ Board of ten directors with significant refreshment in recent years ✓ Mandatory retirement at age 75 with no exemptions or waivers allowed or granted ✓ On average, director age of 61 years and tenure of seven years ✓ 70% of directors have technical expertise or supervisory experience in materials science or industrial goods and 60% have technical expertise or supervisory experience in packaging
Director Independence	✓ Directors 80% independent ✓ Executive sessions of independent directors
Board Leadership Structure	✓ Annual review of Board leadership structure ✓ Robust Lead Independent Director role and independent Audit, Compensation and Governance Chairs
Board Committees	✓ Annual composition review and periodic structural review and Chair/member rotation, including in 2025 given new and recently departed directors and changes in directors' other commitments ✓ Conduct responsibilities required by annually reviewed charters reflecting legal requirements, stakeholder expectations and best practices ✓ Directors required to attend Board/Committee and stockholder meetings
Board Duties	✓ Regular CEO and other executive succession planning ✓ Ongoing review of long-term strategic plans, including key risks and mitigating strategies ✓ Directors entitled to rely on independent legal, financial or other advisors at our expense
Continuous Board Improvement	✓ New directors receive orientation materials and engage with senior management to familiarize themselves with our Board and company, receiving additional orientation after joining Board committees to better understand their responsibilities and processes ✓ Continuing education through meetings with management, visits to our facilities and participation in director education programs ✓ Annual evaluation process ensures Board, Committees, Chairman, Lead Independent Director and Committee Chairs are performing effectively
Director Succession Planning	✓ Annual review of Board composition and regular director succession planning ✓ Biannual individual director feedback process advances ongoing director development and assists with Board succession planning

DIRECTOR INDEPENDENCE

Our Governance Guidelines require that our Board comprise a majority of directors who satisfy the criteria for independence under New York Stock Exchange (NYSE) listing standards and that the Audit, Compensation and Governance Committees be composed entirely of independent directors. An independent director is one who meets the requirements of the NYSE and who our Board affirmatively determines has no material relationship with our company, directly or indirectly as a partner, stockholder or officer of an entity with which we have a relationship.

Each year, all directors complete a questionnaire designed to solicit information that may have a bearing on our Board's independence determination, including any relationships they have with our company, directly or indirectly through our company's sale or purchase of products or services to or from any companies or firms by which they are employed. The Governance Committee discusses any disclosures made in the questionnaires relevant to its independence assessment with our Corporate Secretary, as well as any transactions our company has with director-affiliated entities. In February 2026, upon the recommendation of the Governance Committee, our Board determined that only Messrs. Butier and Stander had relationships that were disqualifying under NYSE listing standards, otherwise material or impaired director independence. **Upon the recommendation of the Governance Committee, our Board affirmatively determined eight of our ten directors to be independent.**

INDEPENDENT DIRECTORS	DIRECTOR INDEPENDENCE
Bradley Alford Ward Dickson David Flitman Andres Lopez Maria Fernanda Mejia Francesca Reverberi Patrick Siewert William Wagner	80%

For a discussion of the potential impact of tenure on director independence, see *Board Refreshment and Director Succession Planning* in the Item 1 – Election of Directors section of this proxy statement.

BOARD LEADERSHIP STRUCTURE

Our Governance Guidelines give our Board the discretion to separate or combine the roles of Chairman and CEO as it deems appropriate based on the needs of our company at any given time. To facilitate this decision-making, the Governance Committee annually reviews our Board leadership structure – giving consideration to, among other things, our financial position, business strategies, governance profile, the results of our annual Board/Committee evaluation process, and any feedback received from our investors and other stakeholders – and recommends to our Board whether to separate the roles, as well as the Lead Independent Director in cases where the Chairman is not independent.

During 2025, we had a CEO and non-independent Chairman, balanced by a Lead Independent Director. **Following a successful CEO transition and consistent with the range of anticipated timing for the Executive Chairman role, Mr. Butier ceased serving as an executive officer or employee of our company after the 2025 Annual Meeting and currently serves as a non-executive Chairman.** Since Mr. Butier is not independent, Mr. Siewert was elected by our independent directors to serve as Lead Independent Director.

NON-INDEPENDENT CHAIRMAN	PRIMARY RESPONSIBILITIES



Mitch Butier
Elected annually by Board

In addition to customary duties of Chairman:
- Provide **Board's collective input on company strategies** to CEO
- Engage with CEO on **value-enhancing strategic opportunities**, as well as other key relationships and strategic alliances
- Support CEO and Company Leadership Team in **expanding and deepening relationships with key stakeholders**
- If requested by management, participate in **Advisory Councils**
- **Mentor CEO**, acting as principal liaison between him and Board members

LEAD INDEPENDENT DIRECTOR	PRIMARY RESPONSIBILITIES



Patrick Siewert
Elected annually by independent directors

- **Preside over executive sessions of independent directors** and Board meetings where Chairman is not present
- **Approve Board meeting agendas**, schedules and other information sent to our Board
- **Call meetings of independent directors** if/as needed
- **Consult and meet with stockholders**
- **Serve as liaison between Chairman and independent directors**

Robust Lead Independent Director Role

Our Lead Independent Director exercises critical duties to ensure independent oversight. Our Governance Guidelines define the role's primary responsibilities, which are shown in the chart above. Mr. Siewert also performed the activities described below as Lead Independent Director in 2025.

- Led the majority of our **off-season stockholder engagements**
- **Consulted with our independent directors**, providing feedback to our Chairman and our CEO based on these discussions, including the Board's evaluation of our CEO's performance with the Compensation Committee Chair
- **Met regularly with our Chairman and our CEO**
- Served as the primary **conduit between our independent directors and senior management**
- **Attended select meetings of the Compensation Committee** to offer additional perspective

In February 2025, the Governance Committee recommended that Mr. Siewert (with him not present for the discussion or vote) continue serving as Lead Independent Director through the Annual Meeting, noting that he has provided Messrs. Butier and Stander valuable counsel and guidance while ensuring independent Board oversight of management. The committee also recognized Mr. Siewert's substantial effort with our stockholder engagement program. The Governance Committee determined that, in light of his demonstrated commitment, engagement and strong leadership, Mr. Siewert should continue ensuring independent stewardship of our Board in its oversight responsibilities. The committee's decision took into account his significant contributions as a member and former Chair of the Audit and Governance Committees and member of the Finance Committee, as well as his over 30 years working in Asia Pacific, a region from which 32% of our sales originated and 58% of our employees were located at year-end 2024. Upon the recommendation of the Governance Committee, the independent directors on our Board elected Mr. Siewert (with him not present for the discussion or vote) as Lead Independent Director through the Annual Meeting.

Supplementing our Lead Independent Director in providing independent Board leadership are the Audit, Compensation and Governance Chairs, all of whom are independent.

Board Leadership Structure Evaluation

During our Board's 2025 evaluation process and consistent with prior years, Messrs. Butier and Siewert received positive feedback in their respective roles as Chairman and Lead Independent Director.

In February 2026, noting that Mr. Butier remained best positioned to lead our Board in overseeing management's execution of our strategies – and giving consideration to his success as Chairman for the past seven years and the valuable mentorship he has provided to Mr. Stander since our CEO transition in September 2023 – upon the recommendation of the Governance Committee, our Board elected Mr. Butier (with him not present for the discussion or vote) to serve as Chairman for the one-year term beginning after the Annual Meeting, subject to his reelection. Also at that time, upon the recommendation of the Governance Committee, the independent directors on our Board elected Mr. Siewert (with him not present for the discussion or vote) to serve as Lead Independent Director for the same one-year term, subject to his reelection.

BOARD COMMITTEES

Each of our Board committees has a charter that describes its purpose, membership and meeting structure, and responsibilities. These charters may be found on the investors section of our website under *Governance Documents* and are reviewed by the respective committee at least annually, with any recommended changes adopted upon approval by our Board. Amended charters are promptly posted on our website. The Audit Committee charter was most recently amended in January 2026; the Compensation and Governance Committees charters were most recently amended in December 2025; the Finance Committee charter has not been amended since its adoption in December 2023; and the Cybersecurity Committee charter was adopted in February 2026.

Upon the recommendation of the Governance Committee, Mr. Alford was appointed as Chair of the Compensation Committee in February 2025, having served as interim Chair since April 2024; Mr. Lopez rejoined the Audit Committee in April 2025; and Mr. Flitman was appointed to the Compensation Committee in December 2025. Mr. Wagner ceased serving on the Audit Committee in April 2025.

Our Board committees have the ability to delegate authority to subcommittees and may obtain advice and assistance from consultants, legal counsel or other advisors at our expense. In addition, each committee annually evaluates its performance. The current membership and primary responsibilities, as well as 2025 meeting and attendance information, for the three independent committees of our Board are summarized below.

MEMBERS	PRIMARY RESPONSIBILITIES
AUDIT COMMITTEE **Ward Dickson (Chair)** **Andres Lopez** **Maria Fernanda Mejia** **Patrick Siewert** Audit committee financial experts: Dickson and Siewert All satisfy NYSE enhanced independence standards **MEETINGS** 2025 meetings: 8 Attendance: 100%	• **Oversee financial statement and disclosure matters,** including quarterly and annual earnings release documentation and SEC reports, internal controls, critical accounting policies and practices, major financial risk exposures and significant tax matters • **Appoint and oversee independent registered public accounting firm,** including evaluating its qualifications and independence, as well as scope, staffing and fees for annual audit and other audit, review or attestation services; **annually reviewing its performance** and regularly considering whether to appoint new firm; and approving engagement and compensation of any other firm preparing or issuing audit reports or related work or performing other audit review or attest services • **Oversee internal audit function,** including appointing/dismissing senior internal auditor, evaluating his or her performance, reviewing significant issues identified in internal audits and management's response, and discussing annual internal audit plan, budget and staffing • **Perform compliance oversight responsibilities,** including reviewing **major risk exposures relating to financial statements and financial matters and reporting**; maintaining procedures for complaints regarding accounting, internal accounting controls or auditing matters; reviewing financially significant legal matters; and making determinations regarding certain Code of Ethics violations • **Approve Audit Committee Report** for proxy statement

MEMBERS	PRIMARY RESPONSIBILITIES
COMPENSATION COMMITTEE **Bradley Alford (Chair)** **David Flitman** **Andres Lopez** **Francesca Reverberi** All satisfy NYSE enhanced independence standards and qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934 (the "Exchange Act") **MEETINGS** 2025 meetings: 6 Attendance: 100%	• Review and approve AIP and LTI targets in light of our financial goals; including **evaluating company and individual performance to determine CEO compensation and overseeing evaluation of performance of other executive officers** • Review and **approve senior executive compensation**, including base salaries and incentive compensation • **Conduct leadership succession and development planning** and regularly review executive new hires, promotions and role changes, departures and open positions • **Oversee executive compensation strategy**, incentive plans, equity-based plans and benefit programs • **Review and provide oversight of talent management policies and strategies**, including workforce demographics; pay equity and transparency; leadership compensation plans, benefits, recruiting and retention strategies, and development programs; and employee experience • **Review stockholder engagement process, results and feedback** related to executive compensation, talent management and social sustainability • **Approve CD&A and Talent and Compensation Committee Report** for proxy statement • **Oversee stockholder approval of executive compensation matters**, including say-on-pay and say-on-frequency votes • **Assess compensation programs for potential encouragement of excessive risk-taking** • **Recommend non-employee director compensation** • **Administer clawback policies** providing for recoupment of incentive compensation determined to have been erroneously received by executive officers or other AIP or LTI recipients

MEMBERS	PRIMARY RESPONSIBILITIES
GOVERNANCE COMMITTEE **William Wagner (Chair)** **Bradley Alford** **Patrick Siewert** All satisfy NYSE independence standards **MEETINGS** 2025 meetings: 7 Attendance: 100%	• **Regularly review Board composition and conduct director succession planning,** including identifying potential new Board members and **recommending director nominees/appointees** • **Annually consider Board leadership structure** and recommend whether to separate or combine positions of Chairman and CEO, as well as Lead Independent Director if Chairman is not independent • **Recommend Board and Committee structure, Chairs and members** • **Recommend independent directors** based on NYSE independence standards • Review and **approve related person transactions** • **Oversee annual Board/Committee performance evaluation** and biannual individual director feedback process • **Review Governance Guidelines** and recommend changes thereto, as well as to our Charter and Bylaws • Review and provide **oversight of governance, environmental sustainability and community investment initiatives, policies and practices** • Review stockholder engagement process, results and feedback related to governance, environmental sustainability and community investment • **Review stockholder proposals** • **Oversee V&E program and Code of Conduct**, evaluate significant conflicts of interest and make determinations regarding certain Code of Ethics violations

In addition to the above committees required by SEC rules and NYSE listing standards, our Board has a Finance Committee and a Cybersecurity Committee. Under their respective charters, at least one member of the Finance Committee must be independent and at least two members of the Cybersecurity Committee must be independent; currently, two of the four Finance Committee members are independent and two of the three Cybersecurity Committee members are independent.

MEMBERS	PRIMARY RESPONSIBILITIES
FINANCE COMMITTEE **Mitchell Butier (Chair)** **Ward Dickson** **Patrick Siewert** **Deon Stander** **MEETINGS** 2025 meetings: 3 Attendance: 100%	Conduct finance oversight responsibilities, including reviewing and making recommendations to our Board regarding: • **Capital structure** in light of our financial plans, current operations and long-term strategies • **Capital allocation strategy**, including stockholder dividends, stock repurchases and financial capacity for significant transactions such as strategic investments, acquisitions and divestitures • **Financing plans**, including equity, debt or other securities offerings and private placements that may materially impact our financial position • **Pension plan funding status**

MEMBERS	PRIMARY RESPONSIBILITIES
CYBERSECURITY COMMITTEE **William Wagner (Chair)** **Mitchell Butier** **Ward Dickson** **MEETINGS** Formed January 2026	Conduct cybersecurity risk management oversight responsibilities, including making recommendations to our Board regarding: • **Cybersecurity governance, strategy and significant initiatives**, including alignment with business strategies and priorities, market practices and lessons learned from notable incidents affecting other companies • **Capabilities and effectiveness or cybersecurity risk management program, including its integration and alignment with enterprise risk management**, and plans, policies, practices and controls related to information security, including impact of artificial intelligence; prevention and detection of cybersecurity events; incident response; and disaster recovery and business continuity • **Systems and procedures to collect, create, use, maintain, process and protect any personal information** of customers, employees and business partners • **Key legislative and regulatory developments** in the U.S. and international jurisdictions that could materially impact cybersecurity risk and strategy • **Key performance indicators** related to cybersecurity preparedness

EXECUTIVE SESSIONS

Our Board believes it is important to have separate executive sessions with Messrs. Butier and Stander, as well as with Mr. Butier only, each of which was held at all 2025 Board meetings. In addition, the independent directors on our Board meet at least once per year and as often as needed to discuss the performance of our Chairman and our CEO, management as a whole and our company. As Lead Independent Director, Mr. Siewert presides over executive sessions of independent directors.

> Our Board begins its meetings with one of at least two executive sessions with Messrs. Butier and Stander to discuss key focus areas and frame meeting discussions; the last of these sessions provided time for the Board to reflect and align on key priorities, after which our non-management directors meet in executive session.

Executive sessions were also generally scheduled or held for regular 2025 Board committee meetings. These sessions exclude members of management unless the committee requests one or more of them to attend a portion to provide additional information or perspective.

RISK OVERSIGHT

Management is responsible for mitigating the day-to-day risks confronting our businesses, and our Board oversees enterprise risk management (ERM). In performing its oversight role, our Board ensures that the ERM processes designed and implemented by management are functioning effectively and promoting risk-adjusted decision-making. The teams leading our businesses have incorporated ERM into their strategic development and execution, assessing the risks impacting their businesses and implementing and adjusting mitigating actions on an ongoing basis. In addition, in consultation with our risk management team and senior management, they **semiannually prepare risk profiles consisting of a heat map; summaries of key risks and mitigating strategies; identified Company Leadership Team and business/functional owners to ensure accountability for risk mitigation; ability of risk transfer; whether the risk is increasing, decreasing or consistent with prior year; and prior- and current-year risk impact and likelihood**. These profiles are used to prepare a company risk profile based on identified business risks as well as enterprise risks. Identified risks with the potential to have more significant impact at the enterprise level in 2025 included the macroeconomic environment, in particular tariff-related uncertainty, and cybersecurity.

> We continually advance our ERM program, with oversight from our Board. In 2025, enhancements included narrowing focus to the key mitigating strategies for each risk to focus management attention on higher impact priorities and having one-on-one discussions with risk and mitigating strategy owners to document progress and further drive leadership accountability.

We have robust processes that support a strong internal control environment and promote the early identification and ongoing mitigation of risks. Our legal and compliance functions, including our Chief Compliance Officer, report into our CLO to provide independent evaluation of the challenges facing our businesses and our Internal Audit leader reports to the Audit Committee in the conduct of his operational responsibilities, helping ensure he maintains independence from management.

Our Board as a whole oversees risks related to our five-year strategic plan horizon, exercising this responsibility by considering the risks related to management's strategies and execution plans. **Our Board receives a report on the ERM process and the resulting company risk profile at least annually, engaging throughout the year with management on key risks in its discussions of our business strategies and performance.** Executives who lead various risk areas – such as law, information technology, tax, compliance, sustainability, talent management and community investment – report periodically to Board committees and occasionally to our full Board.

As shown below, our Board has delegated elements of its risk oversight responsibility to its committees to more efficiently coordinate risk mitigation with management. Our Board receives reports from the Committee Chairs regarding topics discussed at committee meetings, including the areas of risk they primarily oversee, and engages on risk mitigation during its regular engagement with our business and functional leaders.

RISK OVERSIGHT

Board of Directors

- Business strategies
- Corporate governance
- Acquisitions, divestitures and other significant transactions
- Annual operating plan and significant fixed and information technology capital expenditures
- Enterprise risk management
- Artificial intelligence

 **Audit Committee**	 **Compensation Committee**	 **Governance Committee**	 **Finance Committee**	 **Cybersecurity Committee**
• Financial reporting processes and statements, and internal controls • Certain legal, compliance and regulatory matters	• Executive compensation and succession planning • AIP and LTI plans • Leadership compensation, benefits, and recruiting and retention • Clawback policies • Non-employee director compensation • Social sustainability	• Board/Committee structure and composition • Director succession planning • Governance and stockholder rights/proposals • Environmental sustainability • Community investment • V&E/Code of Conduct • Related person transactions • Certain legal, compliance and regulatory matters	• Capital structure and allocation strategy • Financing plans • Pension plan funding status	• Cybersecurity governance, strategy and initiatives • Cybersecurity risk management program capabilities and effectiveness • Systems and procedures to protect personal information

The Audit Committee oversees our internal control environment and the effectiveness of our internal controls. Supplementing these processes, the Audit Committee meets regularly in executive session with each of our CFO, Internal Audit leader, and representatives of our independent registered public accounting firm, and as needed with other members of senior management. The Governance Committee meets semiannually with our Chief Compliance Officer to discuss, among other things, significant internal investigations.

During 2025, our Board was particularly focused on overseeing management's mitigation of the risk areas described below.

2025 RISK FOCUS AREAS

- **Navigating dynamic environment with elevated macroeconomic and geopolitical uncertainty driven by trade tensions and tariffs** – Continually monitoring developments, updating scenario plans and executing mitigating actions as appropriate

- **Strengthening our overall portfolio** – Increasing our exposure to high-value categories by accelerating inorganic portfolio shift through acquisitions of companies for which we would be a high-value owner, as demonstrated by our acquisition of Taylor Adhesives

- **Accelerating innovation outcomes in high-value categories, sustainability and digital** – Refining our innovation roadmaps, investing to future-proof pressure-sensitive labeling as a decoration technology of choice, and advancing digital skills and capabilities across our company, including with the hire of Chief Digital Officer

- **Addressing impact of uneven intelligent labels adoption** – Executing key projects in pipeline, accelerating adoption in current and emerging market segments, and improving operational execution

- **Connecting physical items with digital identities** – Enabling products, solutions and platforms in existing and new segments to achieve our vision

- **Expanding organizational capability and targeted collaboration** – Increasing differentiation, driving organic high-value category growth and structurally reducing costs

- **Responding to evolving impact of key megatrends impacting our businesses** – Anticipating positive impacts of digitization/artificial intelligence and transformation of retail and potentially negative impacts of continued geopolitical and macroeconomic uncertainty and demographic shifts

- **Managing increasingly de-globalized world** – Adjusting capital allocation strategies to ensure capacity in growing countries and regions, localizing capacity to primarily serve intra-country demand where possible, and rebalancing manufacturing and distribution network to mitigate impact of tariffs and increase agility

Risks Associated with Compensation Policies and Practices

The Compensation Committee annually discusses with management and its independent compensation consultant whether our executive compensation program is meeting the committee's objectives. In addition, the Compensation Committee periodically engages its compensation consultant to undertake a more formal risk assessment to ensure that our program does not provide incentives that encourage excessive risk-taking. **The committee most recently conducted this evaluation in 2024 based on an assessment by its then compensation consultant, WTW, and plans to next conduct the evaluation with its new compensation consultant, Semler Brossy, in February 2027, which will include an assessment of the revised 2026 executive compensation program.** See *Preview of Revised 2026 Executive Compensation Program* in the CD&A section of this proxy statement for more information.

With respect to our executive compensation program through 2025, the Compensation Committee has noted the key risk-mitigating features described below.

	RISK-MITIGATING FEATURES
Governance and Oversight	✓ Compensation Committee has discretion to decrease AIP and LTI awards to penalize potentially risky actions ✓ Clawback policy requires recoupment of certain incentive-based compensation to executive officers if we are required to prepare accounting restatement to correct material noncompliance with any financial reporting requirement; in addition, all AIP and LTI recipients are subject to compensation clawback in connection with financial restatement involving fraud or misconduct ✓ Incentive compensation plan structure and targets reviewed within context of market practices, tied to annual business plans and company goals, and approved by Compensation Committee ✓ Compensation Committee annually evaluates CEO/senior executive performance against strategic, financial and sustainability goals ✓ Officers prohibited from hedging or pledging company stock and required to engage in stock transactions only during limited trading windows
Pay Philosophy and Structure	✓ Focus on incenting stockholder value creation, balanced by retention and other considerations ✓ Incentive compensation designed to deliver strong annual financial performance and long-term economic and stockholder value creation, balanced growth and efficient capital deployment ✓ Majority of leadership compensation delivered in long-term equity- or cash-based awards to motivate pursuit of superior performance and sustainable growth ✓ Rigorous stock ownership policy with minimum ownership requirement of 6x for CEO; requires net shares acquired to be retained until compliance is achieved and pre-transaction certifications to ensure continued compliance ✓ Executive severance plans consistent with market practices, with double-trigger change of control benefits only for most senior NEOs

Incentive Program Design	✓ AIP and LTI awards incent achievement of annual financial goals and long-term economic and stockholder value creation, using multiple performance objectives covering different time periods
	✓ AIP awards not guaranteed, with below-threshold performance resulting in zero payout, payments subject to overall cap of 200% and NEO individual modifiers generally capped at 100%
	✓ Equity awards fully performance-based, using multiple performance objectives, vesting over multiple time horizons and subject to threshold and maximum payout opportunities
	  • PUs cliff-vest at end of three years with payout for relative TSR component capped at 100% of target if absolute TSR is negative
	  • MSUs vest over one-, two-, three- and four-year performance periods (average performance period of 2.5 years), with threshold performance at absolute TSR of (15)% and target performance at absolute TSR of 10%

Given its assessed low risk in each of these categories and other factors, WTW advised the Compensation Committee that our executive compensation program strikes an appropriate pay-risk balance and does not present risk-related concerns.

> The Compensation Committee has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on our company.

DIRECTOR EDUCATION

Initial Orientation

Our director orientation materials and discussions with management generally cover our (i) stakeholders, values, and financial goals and results; (ii) business and company strategies, risks and mitigating actions, including historical context; (iii) sustainability goals, priorities and progress; (iv) company leadership and recent Board/Committee meetings; (v) Board, governance and company policies, including our Governance Guidelines, Committee charters, conflict of interest policy, non-employee director compensation program, insider trading policy, stock ownership policy and Code of Conduct; and (vi) investor presentations, SEC filings and sustainability reporting.

> In connection with his 2025 appointment to our Board, we provided Mr. Flitman with information regarding these matters. Our Chairman, CEO, Corporate Secretary and other members of management met with him to discuss these materials and help ensure a smooth initial onboarding. Mr. Flitman also visited manufacturing facilities in Indiana and Ohio with our CEO and Materials President and joined as an observer in select Board committee meetings.

Continuing Education

Our ongoing director education program consists of regular interactions with and presentations from members of management regarding our businesses, strategies and financial performance, as well as periodic visits to our facilities.

> Our Board visited sites in Malaysia and Vietnam, touring our manufacturing and R&D facilities and meeting with leaders of our Asia Pacific Materials and Solutions businesses, in December 2024; met with leaders based at our headquarters in Ohio in October 2025; and plans to visit Materials and Solutions manufacturing facilities in France and Italy, respectively, and meet with their leaders in the Europe, Middle East and North Africa region during the first half of 2026.

We provide directors with access to a boardroom news resource platform for them to keep informed of regulatory developments and market practices, and reimburse directors who attend continuing director education programs for fees and related expenses.

BOARD AND COMMITTEE EVALUATIONS

The Governance Committee oversees an annual performance evaluation of our Board, Chairman, Lead Independent Director and Board committees, including the Committee Chairs. Our Board views the evaluation process as integral to assessing its effectiveness, identifying opportunities for improvement and continually enhancing Board performance.

The Governance Committee maintains a separate biannual process for directors to provide anonymized individual feedback on their peers to advance continuous improvement and assist with Board succession planning, which was most recently conducted in March 2025. The summary below focuses on the broader Board/Committee evaluation process.

2025 BOARD EVALUATION PROCESS

Process

- Written evaluations of and comments regarding Board/Committee
  - Composition, including balance of skills, qualifications, and industry and functional experience
  - Meeting materials
  - Meeting mechanics and structure
  - Fulfillment of responsibilities
  - Meeting content and conduct
  - Overall performance
  - Effectiveness of Chairman, Lead Independent Director and Committee Chairs
- Open-ended questions regarding key areas of Board focus and adjustments to processes implemented based on prior evaluations
- One-on-one discussions with Governance Committee Chair to provide additional verbal feedback

Review of Results

- Discussion of written evaluation results, verbal feedback and potential improvement opportunities
  - Chairman, Lead Independent Director, Governance Committee Chair and CEO
  - Governance Committee
  - Board in executive session with Chairman and CEO
  - Audit, Compensation and Finance Committees in executive session

Recent Improvement Actions

- Enhanced **director succession planning with significant Board refreshment**, mitigating departures of three longer-tenured directors in last two years by appointing Ms. Mejia, Mr. Dickson and Mr. Flitman to our Board in February 2024, June 2024 and July 2025, respectively; implementing biannual individual director feedback process to advance continuous director development and assist with succession planning; pausing search for new directors given current Board size, broad mix of skills, qualifications and experience, and significant recent Board turnover; and increasing mandatory retirement age from 72 to 75 consistent with current market practices to prevent premature loss of experienced directors given proportion of shorter-tenured directors
- Executed **Executive Chairman transition** to non-executive/non-employee status within anticipated timeframe for role
- Heightened focus on strategic priorities of **Intelligent Labels project pipeline, digital solutions** and **sustainability-related innovation**, as well as **cybersecurity risk management**, forming standalone Cybersecurity Committee to heighten focus on key risk and enable greater time for Audit Committee to focus on core responsibilities, and aligning on oversight of risks and opportunities presented by artificial intelligence primarily by full Board
- Expanded discussion of **M&A pipeline and potential targets**, as well as performance of acquired companies and integration learnings, including more frequent Finance Committee engagement by management to assess potential acquisitions and align on key matters to be discussed with full Board
- Sharpened focus on **executive succession planning** and leadership development, appointing Materials President in 2024 and Intelligent Labels President in 2025
- Refined **Board schedule and meeting process**, conducting certain Committee meetings virtually to maximize time for in-person full Board engagement and holding most Board meetings at or near company offices/facilities to enable more engagement with leaders below senior management
- Increased **Chairman, CEO and Lead Independent Director engagement** with directors between meetings and more time dedicated to executive sessions of full Board and non-management directors to enhance Board-only engagement

STOCKHOLDER ENGAGEMENT

We value feedback on our governance program and actively solicit input through stockholder engagement to ensure our practices reflect not only our evolving business strategies but also the expectations of our stakeholders. This supplemental engagement program and the feedback we received on governance matters are described in the proxy summary.

CONTACTING OUR BOARD

Our Board welcomes feedback from our stakeholders and other interested parties. We review all correspondence received from stockholders, discussing feedback received with senior management and/or our Board as appropriate. Stockholders and other interested parties may contact our Board, Chairman, Lead Independent Director, any Committee Chair or any other individual director concerning business matters by writing to Board of Directors (or particular Board subgroup or individual director), c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060.

PROPOSAL 1 – ELECTION OF DIRECTORS

Our Governance Guidelines provide for a Board of between eight and 12 directors and our Bylaws require the number to be fixed by resolution of our Board. Our Board has fixed the current number of directors at ten. Each of our nominees is presently serving on our Board and has consented to being named in this proxy statement and serving if elected by stockholders. All nominees are standing for election for a one-year term ending at the 2027 Annual Meeting.

Majority Voting Standard; Unelected Director Resignation Requirement

In voting for the election of directors, each share has one vote for each position to be filled and there is no cumulative voting. Our Bylaws provide for the approval by a majority of votes cast for the election of directors in uncontested elections such as this and require that any incumbent director not reelected tender his or her resignation from our Board. Our Board, excluding the tendering director, would be required to determine whether to accept the resignation – taking into account the recommendation of the Governance Committee and any other factors it considers appropriate – and publicly disclose its decision and rationale within 90 days from the date election results are certified.

Board Recommendation

Our Board recommends that you vote FOR each of our ten director nominees.

The persons named as proxies will vote for their election, unless you specify otherwise. If any director nominee were to no longer be able to serve, your proxy would be voted for a substitute nominee designated by our Board or we would decrease the size of our Board.

SELECTION OF DIRECTOR NOMINEES

Directors are annually recommended by the Governance Committee for nomination by our Board and election by our stockholders. New directors may also be recommended by the Governance Committee for appointment to our Board, with their election by stockholders taking place at the next Annual Meeting. The Director Matrix in the proxy summary shows the balanced mix of industry experience, functional experience and demographics on our Board.

In evaluating whether to recommend a new or incumbent director nominee, the Governance Committee primarily considers the criteria described below.

- **Independence**, to ensure a substantial majority of our Board is independent
- **U.S. public company leadership and/or Board experience and work in multiple regions**, as well as **industry experience**, in each case considering factors such as size, scope and complexity
- **Board service** at other U.S. public companies
- **Experience in finance, accounting and/or executive compensation**, as well as in other functional areas such as marketing, M&A, environmental sustainability, cybersecurity, and science/engineering/R&D
- For incumbent directors, **Board/Committee engagement and effectiveness**, meeting attendance, compliance with our stock ownership policy, and mandatory retirement date
- **Time commitments**, including service on other boards; directors who are public company executive officers may not serve on more than one other U.S. public company board
- Potential **conflicts of interest**
- Ability to contribute to our **governance and sustainability** priorities
- **Overall candidate profile**; when evaluating new nominees, the committee seeks to consider (and asks any search firm engaged to provide) a slate of candidates with a mix of, among other things, qualifications, skills, industry and functional experience, and demographic backgrounds

The Governance Committee reviews the profile of any candidate with those of our current directors to ensure our Board has a broad mix of skills, experiences and viewpoints. Sources for identifying potential nominees include current Board members, senior management, executive search firms and investors.

The Governance Committee regularly reviews the composition of our Board and conducts director succession planning to ensure that our Board continues to meet the needs of our businesses, effectively oversee management in executing our strategies and advance the interests of our stakeholders. Both the committee and our full Board discussed director succession planning at multiple meetings during the first half of 2025 in connection with the search for one or more independent directors with public company board experience, global food, logistics and/or supply chain expertise, and/or substantial compensation, talent management and executive succession planning experience, which culminated in Mr. Flitman being appointed to our Board in July 2025.

Stockholder Submission of Director Nominees

The Governance Committee considers stockholder nominees on the same basis as it considers all other nominees.

Advance Notice Nominees

Stockholders may recommend director candidates by submitting his or her name, biographical information, professional experience, written consent to nomination and the other information required by our Bylaws to our Governance Committee Chair, c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060. To be considered at the 2027 Annual Meeting, advance notice stockholder nominations must comply with the deadlines and other requirements described in the Voting and Meeting Q&A section of this proxy statement.

Proxy Access Nominees

A stockholder, or a group of no more than 20 stockholders, owning at least 3% of our company's stock continuously for at least three years is permitted to submit director nominees (up to 20% of the Board) for inclusion in our proxy materials, subject to the deadlines and other requirements described in our Bylaws. For information on submitting proxy access nominees for the 2027 Annual Meeting, refer to the Voting and Meeting Q&A section of this proxy statement.

BOARD REFRESHMENT AND DIRECTOR SUCCESSION PLANNING

Our Board's ongoing director succession planning is designed to ensure an independent, well-qualified and effective Board.

The Governance Committee's long-term objective is to balance regular Board refreshment with stability; achieve a more even distribution of newer directors, medium-tenure directors and longer-serving directors; and ensure access to a broad new director candidate pool.

Tenure

Our Board determines its refreshment policies in light of our evolving strategies and financial position, exercising its discretion in the best interest of our company and stockholders. Our Governance Guidelines provide that directors are not subject to tenure limits. While tenure limits could help ensure regular Board refreshment, they could also result in the premature loss of a director who over a longer period of time has gained valuable experience and is significantly contributing to our Board and company. With the departure of three longer-tenured directors in the last two years, **only two of our directors have served more than 15 years**.

Policies Supporting Regular Board Refreshment

Our Board has the policies described below to facilitate regular refreshment, with any event impacting our director nominees occurring at or since the 2025 Annual Meeting shown below.

POLICY	DESCRIPTION	EVENTS OCCURRING AT/SINCE 2025 ANNUAL MEETING
Mandatory Resignation Policy	Incumbent directors not elected by stockholders must tender their resignation	All incumbent directors standing for election were elected at the 2025 Annual Meeting
Mandatory Retirement Policy	Directors must retire on date of annual meeting of stockholders that follows their reaching age 72 (changed to age 75 in February 2026)	No directors were subject to mandatory retirement at the 2025 Annual Meeting
Resignation Tendered Upon Change in Principal Employment	Directors who change their principal occupation, position or responsibility must volunteer to resign	No directors changed their principal occupation, position or responsibility since the 2025 Annual Meeting
Prior Notice Requirement to Prevent Overboarding	Directors must give prior notice before accepting another U.S. public company directorship so that his/her ability to fulfill Board responsibilities may be evaluated if he/she serves on more than four other such boards	No directors joined another U.S. public company board since the 2025 Annual Meeting, except that Mr. Alford joined the board of Lamb Weston as its chairman in July 2025, transitioning to its lead independent director in February 2026

Upon the recommendation of the Governance Committee, Ms. Mejia and Messrs. Dickson and Flitman were appointed to our Board as independent directors in February 2024, June 2024 and July 2025, respectively. Three longer-tenured directors departed from our Board during 2024. This recent experience with individuals both joining and departing our Board demonstrate regular refreshment.

BOARD COMPOSITION

As shown below, our Board reflects a balanced mix of industry experience, functional experience and demographics.



DIRECTOR EXPERIENCE AND DEMOGRAPHICS

Industry Experience | **Functional Experience**

Digital/Technology
Retail
Consumer Goods
Packaging
Materials Science
Industrial Goods
0 2 4 6 8 10
# of Directors
Finance
Marketing
M&A
Environmental/Sustainability
Cybersecurity
Science/Engineering/R&D
0 2 4 6 8 10
# of Directors
Technical expertise
Supervisory experience
Substantial knowledge

Age

AVG.
61 YEARS
50-54
55-59
60-64
65-70

Tenure

AVG.
7 YEARS
<1-4
5-10
11-15
16+

2026 DIRECTOR NOMINEES

The following pages provide information on our 2026 director nominees, including their age, service commencement, independence, current Board roles and business experience during at least the past five years. We also indicate the name of any other U.S. public company board on which they currently serve or have served during the past five years.

For each nominee, we present select skills and qualifications, which includes U.S. public company leadership and/or board experience, industry and functional experience, and work in multiple regions. All director nominees have demonstrated the ability to fulfill the time commitments necessary to serve on our Board and advance the long-term interests of our stockholders, as well as those of our other stakeholders.

BRADLEY A. ALFORD



Age 69

Director since April 2010

Independent

RECENT BUSINESS EXPERIENCE

Nestlé USA, a nutrition, health and wellness company
- Chairman & CEO from January 2006 to October 2012

Nestlé Brands Company, an operating unit of Nestlé USA
- President & CEO from 2003 to December 2005

BOARD ROLES

Compensation Committee Chair
Governance Committee Member

OTHER PUBLIC COMPANY BOARDS

Current:
  Lamb Weston Holdings, Inc.
  Perrigo Company PLC
Past Five Years:
  None

SELECT SKILLS AND QUALIFICATIONS

U.S. public company board experience
- Concurrent service on two other boards and prior service on other boards

Industry experience
- Technical expertise in consumer goods industry into which our Solutions Group sells, with 40+ years in roles of increasing responsibility, as well as supervisory experience in packaging, primarily focused on consumer goods

Functional experience
- Technical expertise in marketing, as well as supervisory experience in finance, M&A and R&D as regional CEO

Work in multiple regions
- Has worked in the U.S. and Oceania

MITCHELL R. BUTIER



Age 54

Director since April 2016

Not Independent

RECENT BUSINESS EXPERIENCE

Avery Dennison Corporation
- Non-executive Chairman since April 2025
- Executive Chairman from September 2023 to April 2025
- Chairman & CEO from March 2022 to August 2023
- Chairman, President & CEO from April 2019 to February 2022
- President & CEO from May 2016 to April 2019
- President & COO from November 2014 to April 2016; continued serving as CFO until March 2015
- SVP & CFO from June 2010 to October 2014
- VP, Global Finance & CAO from March 2007 to May 2010

BOARD ROLES

Chairman
Finance Committee Chair
Cybersecurity Committee Member

OTHER PUBLIC COMPANY BOARDS

Current:
  None
Past Five Years:
  None

SELECT SKILLS AND QUALIFICATIONS

U.S. public company leadership experience
- Held roles of increasing responsibility at our company, including CFO, COO and CEO

Industry experience
- Served in positions of increasing responsibility in what is now our Materials Group, gaining technical expertise in packaging and supervisory experience in digital/technology, materials science and industrial goods

Functional experience
- Technical expertise in finance, having served as CAO and CFO, and environmental sustainability having advanced our sustainability goals and value-creation opportunities as CEO
- Supervisory experience in marketing, M&A, cybersecurity and R&D as CEO

Work in multiple regions
- Has worked in the U.S. and Europe



WARD H. DICKSON

Age 63

Director since June 2024

Independent

RECENT BUSINESS EXPERIENCE
WestRock Company, a paper and packaging solutions company (including predecessor Rock-Tenn Company)
- Executive Vice President & CFO from September 2013 to November 2021

BOARD ROLES
Audit Committee Chair
Finance Committee Member
Cybersecurity Committee Member

OTHER PUBLIC COMPANY BOARDS
Current:
   Ameren Corporation
Past Five Years:
   None

SELECT SKILLS AND QUALIFICATIONS
U.S. public company leadership experience
- Served as CFO of company then with $18.7 billion in annual revenues and ~50K employees

U.S. public company board experience
- Concurrent service on one other board

Industry experience
- Technical expertise in packaging industry served by our Materials Group, as well as supervisory experience in materials science and industrial goods

Functional experience
- Technical finance expertise as CFO and supervisory experience in M&A



DAVID E. FLITMAN

Age 61

Director since July 2025

Independent

RECENT BUSINESS EXPERIENCE
US Foods Holding Corp., a food service distributor
- CEO since January 2023

Builders FirstSource, Inc. (including predecessor BMC Stock Holdings), a manufacturer and supplier of building materials
- CEO from September 2018 to December 2022

Performance Food Group Company, a food service distributor
- CEO, Performance Foodservice, from January 2015 to September 2018

BOARD ROLES
Compensation Committee Member

OTHER PUBLIC COMPANY BOARDS
Current:
   US Foods Holding Corp.
Past Five Years:
   Builders FirstSource, Inc.
   Veritiv Corporation

SELECT SKILLS AND QUALIFICATIONS
U.S. public company leadership experience
- Leads company with $39.4 billion in annual revenues and ~30K employees in 2025

U.S. public company board experience
- Concurrent service on one other board and prior service on other boards

Industry experience
- Technical expertise in industrial goods as former CEO of building materials company
- Supervisory experience in materials science as leader in multiple roles at chemical company

Functional experience
- Technical expertise in M&A and science/engineering/R&D, as well as supervisory experience in finance, marketing, environmental sustainability and cybersecurity as CEO

Work in multiple regions
- Has worked in the U.S. and Europe



ANDRES A. LOPEZ

Age 63

Director since February 2017

Independent

RECENT BUSINESS EXPERIENCE
O-I Glass, Inc., a glass container manufacturer and supplier
- President & CEO from January 2016 to May 2024
- COO & President, Glass Containers, from January 2015 to December 2015
- President, O-I Americas, from July 2014 to July 2015
- President, O-I Latin America, from April 2009 to July 2014

BOARD ROLES
Audit Committee Member
Compensation Committee Member

OTHER PUBLIC COMPANY BOARDS
Current:
   None
Past Five Years:
   O-I Glass, Inc.

SELECT SKILLS AND QUALIFICATIONS
U.S. public company leadership experience
- Led company then with $6.5 billion in revenues and ~21K employees

U.S. public company board experience
- Prior service on other boards

Industry experience
- Technical expertise in packaging, as well as supervisory experience in materials science and industrial goods, as former leader of glass company, in each case complementing our Materials Group

Functional experience
- Technical expertise in environmental sustainability, as well as supervisory experience in finance, marketing, M&A, cybersecurity and R&D as CEO

Work in multiple regions
- Has worked in the U.S. and Latin America



MARIA FERNANDA MEJIA

Age 62

Director since February 2024

Independent

RECENT BUSINESS EXPERIENCE

Newell Brands Inc., a consumer goods company
- CEO, International, from February 2022 to February 2023

Kellogg Company, a food manufacturing company
- SVP and President, Latin America, from November 2011 to February 2020

BOARD ROLES
Audit Committee Member

OTHER PUBLIC COMPANY BOARDS
Current:
  None
Past Five Years:
  Grocery Outlet, Inc.

SELECT SKILLS AND QUALIFICATIONS
U.S. public company board experience
- Prior service on other boards

Industry experience
- 35+ years of technical expertise in consumer goods into which our Solutions Group sells, as well as supervisory experience in packaging, focused primarily on consumer goods

Functional experience
- Technical expertise in marketing and supervisory experience in M&A, environmental sustainability and R&D as regional CEO

Work in multiple regions
- Has worked in the U.S., Latin America, Europe and Asia Pacific

---



FRANCESCA REVERBERI

Age 54

Director since February 2023

Independent

RECENT BUSINESS EXPERIENCE

Trinseo PLC, a specialty materials solutions provider
- SVP, Engineered Materials and Plastics Solutions, since October 2024
- SVP, Engineered Materials & Chief Sustainability Officer, from August 2023 to September 2024
- SVP, Sustainable Plastics & Chief Sustainability Officer, from July 2021 to July 2023
- SVP, Engineered Materials & Synthetic Rubber, from March 2020 to December 2021
- General Manager, Engineered Materials, from October 2019 to May 2021

BOARD ROLES
Compensation Committee Member

OTHER PUBLIC COMPANY BOARDS
Current:
  None
Past Five Years:
  None

SELECT SKILLS AND QUALIFICATIONS
Industry experience
- Technical expertise in materials science focused on applied science in plastics, as well as supervisory experience in industrial goods, in each case complementing our Materials Group

Functional experience
- Technical expertise in environmental sustainability as former enterprise sustainability leader and in science/engineering/R&D, with supervisory experience in marketing as divisional leader

Work in multiple regions
- Has worked in the U.S. and Europe



PATRICK T. SIEWERT

Age 70

Director since April 2005

Independent

RECENT BUSINESS EXPERIENCE

Restaurant Brands International Inc., a fast food holding company
- Non-executive Chairman, Asia, since May 2024

The Carlyle Group, a diversified investment firm
- Managing Director, Partner and Head of Consumer, Media and Retail, Asia, from April 2007 to July 2023

The Coca-Cola Company, a beverage company
- Executive Committee member and Group President, Asia, from August 2001 to March 2007

BOARD ROLES
Lead Independent Director
Audit Committee Member
Finance Committee Member
Governance Committee Member

OTHER PUBLIC COMPANY BOARDS
Current:
  Mondelēz International, Inc.
Past Five Years:
  None

SELECT SKILLS AND QUALIFICATIONS
U.S. public company board experience
- Concurrent service on one other board

Industry experience
- Technical expertise in consumer goods into which our Solutions Group sells having led regional division of beverage company and supervisory experience in materials science and industrial goods, complementing our Materials Group

Functional experience
- Technical expertise in finance and M&A, as well as supervisory experience in marketing and R&D as regional business leader

Work in multiple regions
- Has worked in the U.S., Canada, Europe and Asia Pacific



Age 57

Director since September 2023

Not Independent

DEON M. STANDER

RECENT BUSINESS EXPERIENCE

Avery Dennison Corporation
- President & CEO since September 2023
- President & COO from March 2022 to August 2023
- VP/GM, RBIS (now Solutions Group), from June 2015 to February 2022
- VP/GM, Global Commercial and Innovation, RBIS, from January 2013 to May 2015
- VP/GM, Global Commercial, RBIS, from October 2010 to December 2012

BOARD ROLES

Finance Committee Member

OTHER PUBLIC COMPANY BOARDS

Current:
  None
Past Five Years:
  None

SELECT SKILLS AND QUALIFICATIONS

U.S. public company leadership experience
- Held roles of increasing responsibility at our company, including COO and CEO

Industry experience
- Led our Solutions Group and oversaw our Materials Group as COO, with technical expertise in packaging and supervisory experience in digital/technology, materials science and industrial goods

Functional experience
- Technical expertise in environmental sustainability having led our Sustainability Council, with supervisory experience in finance, marketing, M&A, cybersecurity and R&D as CEO

Work in multiple regions
- Has worked in the U.S., Europe and Asia Pacific



Age 59

Director since October 2022

Independent

WILLIAM R. WAGNER

RECENT BUSINESS EXPERIENCE

Semrush Holdings, Inc., an online visibility management software as a service company
- CEO since March 2025

GoTo Group, Inc. (formerly LogMeIn, Inc.), a provider of software and cloud-based information technology, productivity and security tools
- President & CEO from December 2015 to January 2022
- President & COO from January 2015 to December 2015
- COO from May 2013 to December 2014

BOARD ROLES

Governance Committee Chair
Cybersecurity Committee Chair

OTHER PUBLIC COMPANY BOARDS

Current:
  Semrush Holdings, Inc.
Past Five Years:
  BlackLine, Inc.
  Akamai Technologies, Inc.
  LogMeIn, Inc.

SELECT SKILLS AND QUALIFICATIONS

U.S. public company leadership experience
- Leads company with $444 million in revenues and 1,600 employees in 2025 and led company then with $1.4 billion in revenues and 3,000 employees

U.S. public company board experience
- Concurrent service on one other board and prior service on other boards

Industry experience
- 25+ years of digital/technology technical expertise, as well as supervisory experience in technology-based consumer goods, in each case complementing our Solutions Group

Functional experience
- Technical expertise in cybersecurity, as well as marketing as functional leader at two technology companies; supervisory experience in finance, M&A and R&D as CEO

DIRECTOR COMPENSATION

> In recommending non-employee director compensation to our Board, the Compensation Committee seeks to **target compensation around the median** of similar-size companies with which we compete for director talent. **The majority of compensation is delivered in equity** to align director interests with those of our stockholders.

Summary of Annual Compensation

The components of our 2025 non-employee director compensation program are shown below. Our 2017 Incentive Award Plan limits the sum of the grant date fair value of equity awards and cash compensation provided to non-employee directors during any calendar year to $600,000.



2025 NON-EMPLOYEE DIRECTOR COMPENSATION	
Target Grant Date Fair Value of RSUs	**$185K**
Board Retainer	**$115K**
Match of Charitable/Educational Contributions	**$ 10K**
Additional Retainers	
Lead Independent Director	$ 45K
Audit Committee Chair	$ 35K
Compensation Committee Chair	$ 25K
Governance Committee Chair	$ 25K
Finance Committee Chair	$ 15K
Other Compensation	
Advisory Council fees (per council)	$ 15K

Changes in Annual Compensation

In connection with his transition to non-executive Chairman and upon the recommendation of the Compensation Committee, in February 2025, our Board approved the annual compensation for Mr. Butier beginning with the term starting after the 2025 Annual Meeting to more closely align with that of other non-employee directors, giving consideration to his leadership role and prior experience: (i) a cash Board retainer of $200,000, compared to the retainers of $160,000 for our Lead Independent Director and $115,000 for our other non-employee directors, and (ii) an award of RSUs with a target grant date fair value of $300,000, compared to the RSUs with a target grant date fair value of $185,000 awarded to our other non-employee directors, that similarly vests on the one-year anniversary of the grant date.

In April 2025, upon the recommendation of the Compensation Committee, our Board approved supplemental compensation for non-employee directors participating on any Advisory Council formed by management to address key strategic focus areas of $15,000 per council per year, effective as of the 2025 Annual Meeting and payable semiannually in arrears beginning in December 2025.

In February 2026, upon the recommendation of the Compensation Committee, our Board approved the additional retainer of $15,000 for the Chair of the Cybersecurity Committee, effective with the committee's formation in January 2026.

Compensation Setting

Non-employee director compensation is generally reviewed by the Compensation Committee every three years. In February 2024, the Compensation Committee's then independent compensation consultant, WTW, analyzed trends in non-employee director compensation and assessed our program's market competitiveness. Using benchmark data from public filings of companies in the Fortune 350-500, WTW recommended that the target grant date fair value of the annual RSU award be increased by $15,000; the Board retainer be increased by $15,000; the additional retainer for our Lead Independent Director be increased by $15,000; the additional retainers for our Audit, Compensation and Governance Committee Chairs be increased by $10,000, $5,000 and $5,000, respectively; and the additional retainer for a non-employee director serving as Finance Committee Chair be set at $15,000. The program as adjusted would bring total direct compensation for regular Board service to $300,000 (or $310,000 with the charitable match), the projected median of Fortune 350-500 companies in 2027, the next time the Compensation Committee planned to review the program. Giving consideration to the advice of WTW, the Compensation Committee recommended to our Board that the target grant date fair value of the annual award of RSUs be $185,000; the Board retainer be $115,000; the additional retainer of our Lead Independent Director be $45,000; and the additional retainers for our Audit, Compensation, Governance and Finance Committee Chairs be $35,000, $25,000, $25,000 and $15,000, respectively.

Upon the recommendation of the Compensation Committee, our Board approved the revised non-employee director compensation program, effective after the 2024 Annual Meeting. **The Committee plans to next review non-employee director compensation in February 2027, with any recommended changes approved by our Board becoming effective for the term beginning after the 2027 Annual Meeting.**

Stock Ownership Policy

Our stock ownership policy requires our Chairman and other non-employee directors to own at least $750,000 and $500,000, respectively, of our company stock, 50% of which must be held in vested shares. Only shares owned directly or in a trust, DSUs and unvested RSUs are measured in determining policy compliance.

All but our four most recently appointed non-employee directors had exceeded their minimum ownership requirement under the policy as of year-end 2025, with Messrs. Dickson and Flitman and Mses. Reverberi and Mejia having five years from the date of their respective Board appointment to reach that level.

Equity Compensation

The annual equity award to non-employee directors consists of RSUs that vest on the one-year anniversary of the grant date, consistent with the one-year term to which directors are elected. Unvested RSUs to directors (i) fully vest upon a director's death, disability, retirement from our Board after reaching age 72 (age 75 for grants made beginning in 2026) or termination of service within 24 months after a change of control and (ii) are cancelled in the event a director is not reelected by stockholders or leaves our Board before vesting, unless otherwise determined by the Compensation Committee. On May 1, 2025, each of our then-serving non-employee directors was awarded 1,087 RSUs with a grant date fair value of $180,938, except that, as Chairman, Mr. Butier was awarded 1,763 RSUs with a grant date fair value of $293,462.

In connection with his appointment to our Board, on July 23, 2025, Mr. Flitman was awarded 765 RSUs with a grant date fair value of $136,005, reflecting the 2025 director equity award of $185,000 prorated for the remaining nine months of the term ending at the Annual Meeting.

Deferrable Cash Compensation

Annual retainers are paid semiannually and prorated for any director's partial service during the year. Our non-employee directors may elect to receive this compensation in (i) cash, either paid directly or deferred into an account under our Directors Variable Deferred Compensation Program (DVDCP), which accrues earnings at the rate of return of certain bond and equity investment funds managed by a third party; (ii) DSUs credited to an individual account pursuant to our Directors Deferred Equity Compensation Program (DDECP); or (iii) a combination of cash and DSUs. For directors with a DDECP account balance, dividend equivalents, representing the value of dividends paid on shares of our common stock calculated based on the number of DSUs held as of a dividend record date, are reinvested on the applicable payable date in the form of additional DSUs. In 2025, none of our non-employee directors participated in the DVDCP and one of them participated in the DDECP.

When a participant in the DDECP ceases serving as a director, the dollar value of the DSUs in his or her account is divided by the closing price of our common stock on the date of the director's separation, with the resulting number of shares of our common stock, less fractional shares, issued to the director.

Charitable Match

We match up to $10,000 per year of a non-employee director's documented contributions to charitable organizations or educational institutions.

DIRECTOR COMPENSATION TABLE

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Bradley A. Alford	$151,667	$180,938	$10,000	$342,605
Mitchell R. Butier	$222,500	$293,462	$10,000	$525,962
Ward H. Dickson	$157,500	$180,938	–	$338,438
David E. Flitman	$ 95,833	$136,005	$10,000	$241,838
Andres A. Lopez	$115,000	$180,938	–	$295,938
Maria Fernanda Mejia	$122,500	$180,938	$10,000	$313,438
Francesca Reverberi	$122,500	$180,938	–	$303,438
Patrick T. Siewert	$160,000	$180,938	$ 5,000	$345,938
William R. Wagner	$155,000	$180,938	–	$335,938

[1] Mr. Stander is not included in the table because he serves as CEO and receives no additional compensation to serve on our Board.

[2] Amounts include Board/Committee retainers as shown in the table below, which are prorated for the applicable months of service, as well as fees for Advisory Council service, which began after the 2025 Annual Meeting and were paid semiannually in arrears beginning in December 2025. Messrs. Alford and Lopez had, for one or more years during their service, deferred compensation through the DDECP, with 24,712 and 1,880 DSUs, respectively, in their accounts on December 31, 2025, the last day of our fiscal year.

Director	Board Leadership Roles/ Advisory Council Memberships	Board Retainer	Lead Director Retainer	Committee Chair Retainer	Advisory Council Fee(s)
Alford	Compensation Committee Chair Food Advisory Council	$115,000	–	$29,167	$ 7,500
Butier	Chairman Finance Committee Chair Cybersecurity Advisory Council	$200,000	–	$15,000	$ 7,500
Dickson	Audit Committee Chair Cybersecurity Advisory Council	$115,000	–	$35,000	$ 7,500
Flitman	–	$ 95,833	–	–	–
Lopez	–	$115,000	–	–	–
Mejia	Future of Consumer Packaging Advisory Council	$115,000	–	–	$ 7,500
Reverberi	Future of Consumer Packaging Advisory Council	$115,000	–	–	$ 7,500
Siewert	Lead Independent Director	$115,000	$45,000	–	–
Wagner	Governance Committee Chair Cybersecurity Advisory Council Digital Advisory Council	$115,000	–	$25,000	$15,000

[3] Amounts reflect the grant date fair values of RSUs based on the fair market value of our common stock on the respective grant date, adjusted for foregone dividends, in accordance with Accounting Standards Codification Topic 718, *Compensation, Stock Compensation* (ASC 718). Each non-employee director serving at year-end 2025 held 1,087 unvested RSUs, except that Messrs. Butier and Flitman held 1,763 and 765 unvested RSUs, respectively.

[4] Amounts reflect our match of documented contributions made to charitable organizations or educational institutions.

PROPOSAL 2 — ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

After considering the preliminary voting results of the most recent advisory vote on the frequency of say-on-pay votes in 2023, our Board determined to continue holding say-on-pay votes annually. The advisory vote is a vote to approve the compensation of our NEOs as described in the CD&A and Executive Compensation Tables sections of this proxy statement. It is not a vote on our general compensation policies or any specific element of compensation, the compensation of our non-employee directors, our CEO pay ratio or pay vs. performance disclosures, or the features of our compensation program that mitigate excessive risk-taking.

The results of the advisory vote are not binding on our Board. However, we will disclose the Compensation Committee's consideration of the vote results in the CD&A section of our 2027 proxy statement.

Board Recommendation

We are committed to maintaining ongoing engagement with our investors to discuss the alignment of our executive compensation program with our strategies and the incentives it provides our leaders to deliver strong financial performance, creating superior long-term, sustainable value for our stockholders.

> **Our Board recommends that you vote FOR approval, on an advisory basis, of the compensation of our NEOs as described in the CD&A and Executive Compensation Tables sections of this proxy statement.**

Properly dated and signed proxies will be so voted unless you specify otherwise.

COMPENSATION DISCUSSION AND ANALYSIS (CD&A)

This CD&A* describes our executive compensation program and the decisions of the Compensation Committee (referred to in this CD&A as the "Committee") regarding 2025 executive compensation. It includes the sections shown below.

Executive Summary	48
2025 Financial Performance	48
TSR Performance	49
Results Against 2021-2025 Financial Targets	49
2025 Say-on-Pay Vote and Feedback During Stockholder Engagement	50
2025 NEOs	50
Overview of Pay Philosophy and Executive Compensation Components	51
Pay for Performance	52
Strong Compensation Governance Practices	52
Preview of Revised 2026 Executive Compensation Program	53
Summary of 2025 Compensation Decisions	**54**
Discussion of 2025 Compensation Decisions	**56**
Base Salaries	56
AIP and Other Cash Awards	57
LTI Awards	62
Vesting of Previously Granted LTI Awards	65
Perquisites	66
General Benefits	66
Termination Benefits	67
Compensation-Setting Tools	**68**
Market Data	68
Tally Sheets	69
Peer Groups	69
Independent Oversight and Expertise	**69**
Compensation Consultant Services/Advice	70
Compensation Consultant Independence	70
Compensation Clawback Policies	**71**
Equity Grant Practices	**72**

EXECUTIVE SUMMARY

Our strategic pillars and 2025 achievements are described in the proxy summary. **We have consistently executed our business strategies, delivering long-term, sustainable value for our stockholders.** We believe that this value is best measured by our TSR and cumulative EVA, both of which are performance objectives used in our LTI program and inform how we set our goals for sales growth, operating margin improvement, asset efficiency, ROTC and capital allocation. Our overriding focus remains on ensuring the long-term success of our stakeholders, and we have a clear set of strategies to deliver for them.

2025 Financial Performance

We delivered solid 2025 results in a dynamic environment, reflecting the durability of our franchise and our ability to activate multiple levers across a range of macroeconomic scenarios. Despite headwinds from tariff-related uncertainty and softer consumer sentiment, we leveraged our productivity playbook to maintain margins and generate substantial cash flow. Our results reflect the resilience of our business model and the agility of our teams as they remain focused on driving outsized growth in high-value categories, accelerating innovation to advance our differentiation, delivering productivity to protect margins in our base businesses and allocating capital effectively.

---

* This CD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from the expected results, performance or achievements expressed or implied thereby. For a detailed discussion of these risks, see Part I, Item 1a, "Risk Factors" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our 2025 Annual Report. Statements contained in this CD&A regarding our company and business performance targets and goals should not be interpreted as management's expectations, estimates of future results or other guidance.

KEY 2025 FINANCIAL RESULTS			
Net Sales	**Reported EPS**	**Net Cash Provided by Operating Activities**	**Net Income**
$8.9B	**$8.79**	**$881.4M**	**$688.0M**
Net sales increased by 1.1% from $8.8 billion in 2024, reflecting volume/mix growth, partially offset by deflation-related price reductions; sales change ex. currency increased by 0.4%	Reported EPS increased from $8.73 in 2024; adjusted EPS increased by 1.1% from $9.43 to $9.53, reflecting outsized sales growth in high-value categories, as well as mitigation of tariff-related impacts and softer consumer volumes	We used adjusted free cash flow of $707.1 million to pay $288.4 million in dividends, make $572.3 million in payments for share repurchases, and expend $401.8 million for one acquisition and five venture investments	Net income decreased by 2.4% from $704.9 million in 2024; ROTC was 15.0%

TSR Performance

Our TSR in 2025, while negative, was modestly higher than the TSR of the Dow Jones U.S. Container & Packaging Index, the closest broad-based index we use as a comparator group in reporting our relative performance, but lower than the S&P 500 Industrials Index and the S&P 500 Index. We believe that our five-year TSR is a more meaningful measure than our one-year TSR as it is consistent with the time horizon of our financial targets and goal to deliver long-term value for our investors. As shown below, while lower than the broader two of these indices, our five-year TSR outperformed the Dow Jones U.S. Container & Packaging Index.



FIVE-YEAR CUMULATIVE TSR

AVY
Dow Jones U.S. Container & Packaging Index
S&P 500 Industrials Index
S&P 500 Index

ONE-, THREE- AND FIVE-YEAR TSR				
	AVY	**Dow Jones U.S. Container & Packaging Index**	**S&P 500 Industrials Index**	**S&P 500 Index**
2021	41%	12%	21%	29%
2022	(15)%	(17)%	(5)%	(18)%
2023	14%	7%	18%	26%
2024	(6)%	13%	17%	25%
2025	**(1)%**	**(10)%**	**19%**	**18%**
3-Year TSR	**6%**	**9%**	**66%**	**86%**
5-Year TSR	**27%**	**1%**	**90%**	**96%**

Results Against 2021-2025 Financial Targets

In March 2021, we announced financial targets through 2025. At the end of the five-year horizon for these goals, we delivered solid results – exceeding our top-line goal and performing well on our profitability targets – by leveraging the strength of our portfolio to mitigate multiple cyclical challenges. We did not achieve our targets for adjusted EPS, primarily due to the impact of foreign currency translation and acquisition intangibles amortization, and ROTC, largely driven by impacts from acquisitions.

For the 2021-2025 period, on a five-year compound annual basis (with 2020 as the base period), GAAP reported net sales, operating income, net income and EPS increased by 4.9%, 5.3%, 4.4% and 5.9%, respectively. GAAP reported operating margin in 2025 was 11.8%. Our non-GAAP targets and results are shown below. The non-GAAP financial measures used in this CD&A are defined, qualified and reconciled from GAAP in Appendix A of this proxy statement.

	2021-2025 TARGETS	**2021-2025 RESULTS**
Sales Change Ex. Currency[1][2]	5%+	5.7%
Adjusted EBITDA Growth[1][2][3]	6.5%	6.3%
Adjusted EBITDA Margin[1]	16%+ in 2025	16.4% in 2025
Adjusted EPS Growth[1][2]	10%	6.1%
ROTC[1]	18%+	15.0% in 2025

[1] Results for non-GAAP measures are reconciled from GAAP in Appendix A of this proxy statement.
[2] For targets and results, percentages reflect five-year compound annual growth rates, with 2020 as the base period.
[3] Although adjusted EBITDA growth was not one of our original targets, it was implied by the sales change ex. currency and adjusted EBITDA margin targets. The foreign currency translation impact to EBITDA was a benefit of approximately $38 million in 2021; a headwind of approximately $81 million, $20 million and $7 million in 2022, 2023 and 2024, respectively; and a benefit of approximately $5 million in 2025.

2025 Say-on-Pay Vote and Feedback During Stockholder Engagement

At the 2025 Annual Meeting, 95% of our stockholders approved our executive compensation. This level of support was consistent with the high approval rates we received in recent years. **The Committee believes that our strong say-on-pay vote results, as well as the feedback related to executive compensation we have received during our engagements with investors, demonstrate overall support of our program.**

The Committee makes changes to our executive compensation program as appropriate to ensure it aligns with our evolving financial profile and business strategies or address feedback from our investors. We believe that its annual review and approval of the performance objectives in our AIP and LTI programs and the actions taken over time reflect the Committee's commitment to paying for performance and being responsive to investor feedback. See *Preview of Revised 2026 Executive Compensation Program* later in the CD&A for information on the Committee's more thorough program review conducted in 2025 and changes approved for 2026.

2025 NEOs

In this CD&A and the Executive Compensation Tables section of this proxy statement, we provide information regarding our 2025 NEOs shown below.

2025 NEOs					
	Name	Title at YE	Linkage	Executive Level	U.S./Non-U.S.
1	Deon M. Stander	President & CEO	Corporate	1	U.S.
2	Gregory S. Lovins	SVP & CFO	Corporate	2	U.S.
3	Danny G. Allouche	SVP & CSDO; Interim CFO through March 2025	Corporate	2	Non-U.S.
4	Ryan D. Yost	President, Materials Group (Materials)	Business	2	U.S.
5	Deena Baker-Nel	SVP & CHRO	Corporate	2	U.S.
6	Ignacio J. Walker	SVP & CLO	Corporate	3	U.S.

Overview of Pay Philosophy and Executive Compensation Components

Our executive compensation program reflects the Committee's philosophy that the substantial majority of compensation should be tied to our success in creating stockholder value, providing higher realized compensation when we deliver superior performance. The objectives of this strategy are to motivate our executives to achieve our annual and long-term financial goals.

The Committee implements its pay-for-performance philosophy as follows:

- Establishing target TDC to incent strong operational and financial performance and stockholder value creation, giving consideration to median pay at similar-size companies, role responsibilities, experience, performance, retention and succession
- Aligning annual incentives with our business and/or company financial goals for the year
- Rewarding long-term performance using absolute and relative TSR, as well as cumulative EVA, to incent delivery of stockholder value creation

The substantial majority of target TDC for NEOs is performance-based, meaning that they ultimately may not realize the value of at-risk components if we fail to achieve the designated performance objectives. Incentive compensation consists of target award opportunities under our AIP and LTI program, with payouts determined based on our performance against the threshold, target and maximum levels established by the Committee. The mix and elements of 2025 NEO target TDC are shown below.



2025 NEO TARGET TDC MIX AND ELEMENTS

CEO

Base Salary 11%
AIP Award 15%
PUs 37%
MSUs 37%

89% Performance-based

Average of Other NEOs

Base Salary 29%
AIP Award 18%
PUs 27%
MSUs 26%

71% Performance-based

Target TDC Mix

Long-Term Incentive Compensation

Performance-Based Elements

PUs

Corporate NEOs
- 50% of LTI with payout = 0% to 200% of target award
- Three-year performance period
  - Company EVA (50%)
  - Company Relative TSR (50%)
- Cumulative EVA goals tied to superior TSR objective and long-term financial targets
- Relative TSR payout capped at 100% if absolute TSR is negative

Business NEO
- 50% of LTI with payout = 0% to 200% of target award
- Three-year performance period
  - Business EVA (75%)
  - Company Relative TSR (25%)

MSUs
- 50% of LTI with payout = 0% to 200% of target award
- One-, two-, three- and four-year performance periods
  - 100% Company Absolute TSR

Annual Incentive Compensation

AIP Award

Corporate NEOs
Adj. EPS 60%
Adj. Free Cash Flow 20%
Adj. Sales Growth 20%

Business NEO
Adj. EPS 15%
Business Adj. Free Cash Flow 20%
Business Adj. Sales Growth 20%
Business Adj. EBITDA 45%

- Drives performance to deliver annual company/business financial goals
- Individual performance modifier based on achievement of strategic objectives (generally capped at 100% for NEOs)

Base Salary
- Annual fixed-cash compensation generally set around market median

Pay for Performance

In the graph below, CEO compensation reflects Mr. Stander's Summary Compensation Table compensation for 2023 through 2025 and such compensation of our former CEO for 2021 and 2022, relative to our 2021-2025 TSR of 27%. Changes in CEO pay have generally correlated with changes in TSR, except in 2023, when CEO pay was substantially lower than in the prior year because Mr. Stander's 2023 compensation primarily reflected his compensation as COO, and in 2024, when CEO pay was substantially higher than in the prior year because it reflected Mr. Stander's first full year as CEO.

FIVE-YEAR CEO PAY AND CUMULATIVE TSR



$12.4
$9.1
$6.1
$9.9
$9.5
YE2020
2021
2022
2023
2024
2025
CEO transition (9/1/23)
CEO Pay ($M)
TSR (%)

Strong Compensation Governance Practices

Our executive compensation program incorporates the best practices shown below, which the Committee believes ensure that it serves the long-term interests of our stockholders.

PAY FOR PERFORMANCE		
Compensation Primarily Performance-Based	✓	89% of CEO's target TDC and 71% of average target TDC of other NEOs for 2025
Strategic Targeting	✓	Target TDC (base salary + target AIP opportunity + target LTI opportunity) set to incent strong performance and value creation, giving consideration to pay at similar-size companies, role responsibilities, experience, performance, retention and succession
Capped Annual Incentive Consistent with Annual Financial Goals	✓	2025 AIP awards for NEOs based on target performance objectives consistent with annual financial goals, subject to limited upward and unlimited downward discretion based on Committee's assessment of performance of CEO against predetermined strategic objectives and other NEOs' individual contributions; awards capped at 200% of target
Majority Long-Term Equity Incentive Compensation	✓	LTI awards for NEOs prioritize longer-term stockholder value creation, with PUs cliff-vesting in three years and MSUs vesting over one-, two-, three- and four-year performance periods
Capped Payout for Relative TSR in PUs	✓	Payout for relative TSR component of PUs capped at 100% of target if our absolute TSR is negative

COMPENSATION BEST PRACTICES

No Employment Contracts	✓	NEOs employed without contract unless required by laws or market practices of home country
Rigorous Stock Ownership Policy	✓	CEO required to maintain ownership of 6x his base salary and owned 2x this requirement at YE 2025; Level 2 NEOs and Level 3 NEO complied with requirements to maintain ownership of 3x and 2x of base salary, respectively
No Hedging or Pledging	✓	Insider trading policy prohibits officers from engaging in short sale, option, hedging and pledging transactions in our common stock and all NEOs complied during 2025
Limited Trading Windows	✓	NEOs may only transact in company stock during approved trading windows after satisfying preclearance requirements, including certifying continued compliance with our stock ownership policy
Below Median Burn Rate	✓	Three-year average burn rate of 0.37% at YE 2025, between 25th and 50th percentiles of S&P 500 companies
Compensation Clawback	✓	Clawback policy requires recoupment of certain incentive-based compensation to executive officers if we have an accounting restatement to correct material noncompliance with any financial reporting requirement
No Excise Tax Gross Ups	✓	No gross-up payments for excise taxes for termination following change of control
Double Trigger Equity Vesting	✓	Equity awards not accelerated upon change of control unless NEO terminated without cause or NEO terminates employment for good reason within 24 months of change of control
Limited Perquisites	✓	Other than capped financial planning reimbursement only for CEO and Level 2 NEOs and payment for executive physicals, our U.S. NEOs receive flat taxable executive benefit allowance not subject to tax gross-up

STRONG GOVERNANCE

Independent Oversight	✓	Executive compensation decisions made by Committee comprising only independent directors
Expert Compensation Advice	✓	WTW and Semler Brossy provided Committee with independent expert executive compensation advice during 2025

Preview of Revised 2026 Executive Compensation Program

Recognizing that our strategic priorities and financial position had significantly evolved in recent years, in 2025, the Committee undertook a thorough review of our executive compensation program in consultation with management, WTW, and another independent compensation consultant, Semler Brossy. The review was designed to assess potential changes that could better drive near-term business unit accountability; accelerate focus on strategic portfolio mix; incent and reward superior business performance; simplify the program; balance absolute performance with market considerations; and promote collaboration, talent sharing and a company ownership mindset.

To assist the Committee with its review, WTW and Semler Brossy each analyzed our executive compensation program's evolution since it was last structurally changed in 2013 (which primarily increased the weighting of PUs from 40% to 50% and replaced stock options and RSUs with MSUs); interviewed members of our Board, the Committee and senior leadership; assessed current market practices; and made recommendations to achieve the Committee's objectives described above. The Committee met separately with each consultant and management over several months to assess their recommendations for potential changes to the program. **Based on these discussions, at the Committee's request, management gathered perspectives from several of our largest investors regarding the potential changes under consideration; provided its recommendations on the proposed changes, including their financial impact; and reviewed with the Committee actions required to implement aligned-upon changes.**

In February 2026, the Committee approved a revised executive compensation program. For annual incentives, the Committee determined to retain the performance objectives for the AIP (adjusted sales growth, adjusted EPS/EBITDA and adjusted free cash flow) but removed the 15% linkage to adjusted EPS for business leaders to drive greater business focus and accountability. The Committee more significantly revised the annual LTI program, as shown below.



REVISED ANNUAL LTI AWARDS FOR 2026		

Annul LTI Awards

RSUs 40%

PUs (Relative TSR) 30%

PUs (EVA) 30%

PUs
- **Retain PUs**, including cumulative EVA and relative TSR performance objectives, to maintain alignment with creating long-term stockholder value
- **Align all participants to enterprise EVA** to reflect shared contribution to our long-term success and further drive collaboration and talent sharing across business units
- **Increase weighting of PUs from 50% to 60%**, retaining cliff-vesting at end of three-year performance period
  - Company EVA (50% of PU award) performance objective to continue being tied to delivering superior TSR and achieving long-term financial targets
  - Company relative TSR (50% of PU award) performance objective to continue being measured relative to designated peer group
- **Modify performance objectives and payouts for relative TSR as follows:** decrease threshold payout from relative TSR at 40th percentile to 30th percentile to more closely align with market practices; increase target payout from relative TSR at 50th percentile to 55th percentile to require above-median performance for target payout; decrease 200% payout from relative TSR at 80th percentile to 75th percentile; and add maximum 250% payout for relative TSR at 90th percentile to incent and reward superior performance
- **Maintain relative TSR payout cap at 100% if absolute TSR is negative**

RSUs
- **Replace MSUs with RSUs** to utilize less complex, more market prevalent award vehicle that better serves the Committee's retention goals
- **Decrease weighting from 50% to 40%** to maintain program that is majority performance-based
- **Retain ratable vesting over four years** consistent with MSU vesting schedule familiar to executives

Additional information on the Committee's rationale for the changes previewed above will be included in the CD&A contained in our 2027 proxy statement.

SUMMARY OF 2025 COMPENSATION DECISIONS

The Committee approves executive compensation to pay for performance, with the target TDC of NEOs established to incent strong financial performance and stockholder value creation. Compensation is based predominantly on performance, meaning that our executives may not ultimately realize some or all of the at-risk components if we fail to achieve our financial objectives.

In determining 2025 NEO compensation, the Committee considered the factors described below.

- **Annual Company Performance** – For Corporate NEOs, our company's 2025 adjusted sales growth, adjusted EPS and adjusted free cash flow; for our Business NEO, primarily Materials' adjusted EBITDA, adjusted free cash flow and adjusted sales growth and secondarily adjusted EPS

- **Stockholder Returns** – Our TSR on an absolute basis, as well as relative to a designated group of peer companies, and company/business cumulative EVA

- **Individual Performance** – Our CEO's performance against the predetermined strategic objectives established for him at the beginning of the year and the contributions of our other NEOs

- **Market Competitiveness** – Pay practices and company performance relative to the market

- **Investor Feedback** – The results of our 2025 say-on-pay vote and feedback on executive compensation received during our stockholder engagement program

The key decisions impacting 2025 NEO target TDC are shown below. **While we provide consistent, market-competitive target TDC opportunities for our NEOs, the actual compensation they realize each year varies based primarily on our financial performance.**

	2025 EXECUTIVE COMPENSATION SUMMARY
Component	**Decisions Impacting 2025 Compensation**
BASE SALARY 11% of CEO TDC; Avg. 29% of Other NEO TDC	In April, the base salaries of (i) Messrs. Stander, Yost and Walker increased by 5%, 8% and 10%, respectively, to more closely align with market data for similar roles and (ii) Mr. Lovins increased by 4%, consistent with the merit increase for U.S. employees. In March, Mr. Allouche and Ms. Baker-Nel received base salary increases of 15% and 8%, respectively, in connection with their promotion to Level 2 NEOs.
AIP AND OTHER CASH AWARDS 15% of CEO TDC; Avg. 18% of Other NEO TDC	In March, the target AIP opportunities of Mr. Allouche and Ms. Baker-Nel increased from 50% to 60% of base salary in connection with their promotion to Level 2 NEOs. There were no other changes to NEO target AIP award opportunities in 2025. Company and/or business performance resulted in financial modifiers of 39% for Corporate NEOs and 46% for our Business NEO. Individual modifiers for all NEOs were 100%. Mr. Allouche received a one-time cash bonus of $250,000 for his contributions as Interim CFO.

LTI AWARDS
 	
74% of CEO TDC;
Avg. 53% of Other NEO TDC
	Annual LTI Awards Granted in 2025
	• As he entered his second full year as CEO, the Committee increased Mr. Stander's target LTI opportunity from 600% to 700% of base salary to position his target TDC at the 50th percentile of market data at companies with annual revenues of $10 billion. The target LTI opportunities for Mr. Allouche and Ms. Baker-Nel increased from 140% to 180% of base salary in connection with their promotion to Level 2 NEOs. Mr. Walker's target LTI opportunity increased from 120% to 130% of base salary to more closely align with market data for similar roles. There were no other changes to NEO target LTI opportunities in 2025.
	
	• LTI awards for NEOs were fully performance-based and delivered with the following vehicles, performance objectives and vesting criteria:
	
	  • 50% in PUs that cliff-vest at the end of three-year period with payouts ranging from zero to 200% based on the achievement of the respective cumulative EVA and relative TSR performance objectives. Payout for the TSR component is capped at 100% of target for any performance period in which absolute TSR is negative. There were no changes to the PU performance objectives or weightings in 2025.
	
	  • 50% in MSUs that vest based on absolute TSR over one-, two-, three- and four-year performance periods, with an average performance period of 2.5 years, based on the following performance levels and criteria: (i) threshold performance level, which results in payout of 85%, is TSR of (15)%; (ii) target performance level, which results in a payout of 100%, requires TSR of 10%; and (iii) maximum performance level, which results in payout of 200%, requires TSR of 75%. There were no changes to MSU performance criteria in 2025.
	
	Special LTI Awards Granted in 2025
	• In connection with their promotion to Level 2 NEOs, Mr. Allouche and Ms. Baker-Nel were each granted a special one-time award of RSUs with a target grant date fair value of $500,000 that cliff-vests on the third anniversary of the grant date.
	
	LTI Awards Vesting at YE 2025
	• **2023-2025 PUs**
	  • Our 2023-2025 TSR was at the 54th percentile relative to the designated peer group, which was 112% of target.
	
	  • Company cumulative EVA of $1,085 million was less than the threshold level, resulting in no payout on that performance objective for Corporate NEOs. Cumulative EVA for what is now Solutions Group was also less than the threshold level, resulting in no payout on that performance objective for our Business NEO (as a leader in Solutions Group in March 2023, Mr. Yost's 2023-2025 PUs were tied to that business rather than Materials Group, which he began leading in March 2024).
	
	  • The 2023-2025 PUs paid out at 56% of target for Corporate NEOs and 28% of target for our Business NEO.

2025 EXECUTIVE COMPENSATION SUMMARY	
Component	**Decisions Impacting 2025 Compensation**

LTI AWARDS (cont.)	• **MSUs**
	  • **4th Tranche of MSUs granted in 2022**
	    2022-2025 Absolute TSR of (3.4%)
	    Payout of 92% of target
	  • **3rd Tranche of MSUs granted in 2023**
	    2023-2025 Absolute TSR of 4.0%
	    Payout of 96% of target
	  • **2nd Tranche of MSUs granted in 2024**
	    2024-2025 Absolute TSR of (2.8%)
	    Payout of 92% of target
	  • **1st Tranche of MSUs granted in 2025**
	    2025 Absolute TSR of 0.2%
	    Payout of 94% of target
	
	• **2022-2025 Special PUs for Business NEO**
	  • In 2022, Mr. Yost was granted a special LTI award of 2022-2025 PUs with a target grant date fair value of $1,000,000, which was eligible to cliff-vest at year-end 2025 based on enterprise Intelligent Labels compound annual sales growth ex. currency and cumulative adjusted earnings before interest, taxes and acquisition-related in intangible asset amortization (EBITA). The threshold level of performance was not achieved for either of the performance objectives, resulting in no payout for these PUs.

We also provide our NEOs with limited perquisites and benefits that the Committee believes are comparable to those offered by other multinational public companies.

DISCUSSION OF 2025 COMPENSATION DECISIONS

The Committee aims to have base salaries at or around median pay at similar-size companies, with the substantial majority of compensation consisting of incentive compensation that delivers higher realized compensation when our financial performance is stronger and lower realized compensation when our financial performance is weaker.

Base Salaries

Changes to NEO base salaries approved by the Committee are described in the 2025 Executive Compensation Summary. Changes in base salary are generally based on market comparisons for positions with similar scope and responsibility, executive performance and the annual merit increase provided to employees in the NEO's jurisdiction.

NEO BASE SALARIES	
NEO	**YE 2025 Base Salary**
Stander	$1,150,000
Lovins	$ 838,500
Allouche[1]	$ 587,466
Yost	$ 567,000
Baker-Nel	$ 570,000
Walker	$ 562,057

[1] Amount for Mr. Allouche was converted from Israeli shekels using the average monthly exchange rate for December 2025.

AIP and Other Cash Awards

The 2025 AIP was designed to incent management to achieve our financial goals for the year. **NEOs are not eligible for guaranteed AIP awards.** AIP awards, which are capped at 200%, are determined for each fiscal year using the formula below. Individual modifiers for NEOs are capped at 100%, although the Committee retains the discretion to determine higher individual modifiers to reward exceptional performance, up to the cap of 150% for all AIP participants.



| YE Base Salary | X | Target AIP Opportunity (consistent with market practices) | X | Financial Modifier (based on company/business performance) | X | Individual Modifier (based on individual performance) |

Target AIP Opportunities

Changes to NEO target AIP opportunities approved by the Committee are described in the 2025 Executive Compensation Summary.

NEO TARGET AIP OPPORTUNITIES	
NEO	**2025 Opportunity (% of Base Salary)**
Stander	135%
Lovins	75%
Allouche	60%
Yost	60%
Baker-Nel	60%
Walker	50%

AIP Performance Objectives; Target-Setting Principles

The performance objectives and weightings for the 2025 AIP for Corporate NEOs, which were consistent with the prior year, were established by the Committee to continue incenting them to grow sales, deliver stockholder value through profitable growth and generate strong cash flow.

2025 CORPORATE AIP PERFORMANCE OBJECTIVES	
Objective	**Description**
Adjusted Sales Growth (20%)	Focuses management on top-line growth, a key contributor to long-term value creation
Adjusted EPS (60%)	Primary driver of stockholder value creation and measure we use to provide guidance to our investors; focuses management on profitable growth and expense control
Adjusted Free Cash Flow (20%)	Cash available after investment in our business, which we can deploy for dividends, share repurchases, acquisitions and venture investments; focuses management on improving capital efficiency, including working capital

The AIP performance objectives for our Business NEO were tied primarily to results for the Materials business based 20% on adjusted sales growth, 45% on adjusted EBITDA and 20% on adjusted free cash flow; the remaining 15% was tied to adjusted EPS. Target payouts were designed to be achievable only if the Materials business improved upon its 2024 performance and delivered its 2025 financial goals.

The threshold payout level for the adjusted EPS performance objective for all NEOs was set at 0%. The threshold payout level for the other two performance objectives for Corporate NEOs was set at 50%. For our Business NEO, the threshold payout level for the adjusted EBITDA performance objective was set at 0%, and the threshold payout level for the adjusted sales growth and adjusted free cash flow performance objectives was set at 50%. For all performance objectives for all NEOs, the target payout level was 100%, and the maximum payout level was 200%. In setting 2025 corporate AIP targets, the Committee aimed to ensure consistency with our 2021-2025 financial targets, giving consideration to the factors described below.

- Target adjusted sales growth, reflecting sales growth ex. currency excluding the impact of acquisitions completed after our AIP targets were set, of 3.9% was less than our 2021-2025 sales growth ex. currency target of 5%+ and our 2024 sales change ex. currency result of 5.1%, which had been impacted by customers rebuilding inventories after the supply chain disruptions of 2021-2023. For 2025, we expected that volume would grow as industry volumes normalized and that we would pass some of the benefit from anticipated deflation to our customers.

- Target adjusted EPS of $10.00 was set at the midpoint of our 2025 guidance, lower than our 2021-2025 compound annual growth target of 10%, and 6.5% higher than our 2024 AIP result of $9.35 (which excluded the $0.08 impact of a one-time value-added tax refund claim from our reported adjusted EPS result of $9.43).

- Although we did not externally communicate a 2021-2025 adjusted free cash flow target, our plan for 2025 was to deliver adjusted free cash flow of $750 million and 100% adjusted free cash flow conversion, with solid net income growth while maintaining our working capital productivity benefits. The target for adjusted free cash flow was slightly below our 2024 AIP result of $757 million (which excluded the $57 million after-tax cash impact of a legal settlement payment from our adjusted free cash flow result of $700 million).

2025 CORPORATE AIP TARGETS VS. 2021-2025 FINANCIAL TARGETS AND 2024 AIP RESULTS

	2021-2025 Financial Targets	2024 AIP Results	2025 AIP Targets
Sales Growth Ex. Currency	5%+	5.1%	3.9% ($8,892M)*
Adjusted EPS Growth	10%	$9.35	$10.00
Adjusted Free Cash Flow	N/A	$757M	$750M

* Represents AIP target for adjusted sales growth

Financial Modifiers

AIP financial modifiers are capped at 200%. In determining financial modifiers, the Committee has the discretion to exclude the impact, positive or negative, of extraordinary items such as foreign currency translation fluctuations; acquisitions and divestitures; certain restructuring and integration actions; changes in accounting principles, tax codes or related regulations and rulings; extraordinary events such as natural disasters, outbreaks of epidemiological disease, terrorism and war; the impact from early extinguishment of debt and pension plan terminations; costs of litigation outside the normal course of business; and non-cash charges associated with the impairment of long-lived assets such as goodwill.

The table below shows the financial modifiers for the 2025 AIP. **For Corporate NEOs, the target level of performance was not achieved for any of the three performance objectives; for our Business NEO, the target level of performance was exceeded for one of the four performance objectives.**

2025 AIP FINANCIAL MODIFIERS

	Performance Objective	Weighting	Threshold[1]	Target (100%)	Maximum (200%)	2025 Actual	Modifier	Weighted Average Modifier
Mr. Stander Mr. Lovins Mr. Allouche Ms. Baker-Nel Mr. Walker	Adjusted Sales Growth[2]	20%	$8,714M	$8,892M	$9,248M	$8,620M	0%	0%
	Adjusted EPS[3]	60%	$9.30	$10.00	$10.70	$9.55	42%	25%
	Adjusted Free Cash Flow[4]	20%	$675M	$750M	$870M	$705M	70%	14%
Corporate NEO Financial Modifier								**39%**
Mr. Yost	Materials Adjusted Sales Growth[2]	20%	$5,831M	$5,950M	$6,188M	$5,736M	0%	0%
	Materials Adjusted EBITDA[5]	45%	$986.9M	$1,052.7M	$1,122.9M	$1,004.2M	39%	18%
	Materials Adjusted Free Cash Flow[5]	20%	$576M	$621M	$711M	$632M	112%	22%
	Adjusted EPS[3]	15%	$9.30	$10.00	$10.70	$9.55	42%	6%
Business NEO Financial Modifier								**46%**

[1] Adjusted EPS and adjusted EBITDA thresholds set at 0%; thresholds for all other performance objectives set at 50%.

[2] For Corporate NEOs, reflects net sales of $8,855.5 million, removing the $217.8 million impact of foreign currency translation and the $18.2 million impact of acquisitions completed after the AIP targets were set. For our Business NEO, reflects net sales of $6,093.3 million, removing the $200.0 million impact of foreign currency translation and the $18.2 million impact of acquisitions completed after the AIP targets were set and excluding other items of $138.7 million.

[3] Reflects adjusted net income per common share, assuming dilution, of $9.53, excluding the $(.02) impact of acquisitions completed after the AIP targets were set.

[4] Reflects net cash provided by operating activities of $881.4 million, minus purchases of property, plant and equipment of $169.0 million and purchases of software and other deferred charges of $31.4 million, plus proceeds from sales of property, plant and equipment of $22.6 million, plus proceeds from insurance and sales (purchases) of investments, net, of $3.5 million, less the $1.9 million impact of acquisitions completed after the AIP targets were set.

[5] Adjusted EBITDA and adjusted free cash flow at the business level are internal financial measures that exclude or make simplifying assumptions for items that cannot be allocated precisely by business, such as interest and income tax expenses, and related balance sheet accounts, such as deferred tax assets and liabilities, income tax payables and receivables, and short- and long-term debt. Certain balance sheet accounts such as pension and other postretirement benefits and insurance that are generally managed at the corporate level, as well as the impact of foreign currency translation, are also excluded from the calculation of these financial measures for the businesses. The impact of intercompany sales is included in these financial measures.

NEO Performance Evaluations and Individual Modifiers

Our NEOs are evaluated on their individual performance for the year. The Committee approved the strategic objectives of our CEO, and our CEO approved the annual goals of other NEOs. In February 2026, the Committee evaluated the performance of our CEO against his predetermined strategic objectives; for our other NEOs, this assessment considered our CEO's evaluation based on the totality of their performance.

Individual modifiers for all AIP participants are capped at 150%, subject to the total cap on AIP awards of 200%. The Committee has determined that the individual modifiers for our NEOs should generally be capped at 100%.

The Committee evaluated the 2025 performance of our CEO, giving consideration to his leadership in maintaining margins and generating substantial cash flow despite headwinds from lower demand driven by tariff-related uncertainty and softer consumer sentiment; our financial results for the year; his performance against his strategic objectives established in February 2025; and his self-assessment discussed with the Committee in February 2026. The Committee determined the individual modifier for our CEO based on its assessment of his performance.

Our CEO had the strategic objectives for 2025 shown below with the Committee's evaluation of his performance. These strategic objectives did not have assigned weightings, reflecting the Committee's expectation that he deliver on all fronts.

2025 CEO PERFORMANCE EVALUATION	
Strategic Objective	**Evaluation**
Drive outsized growth in high-value categories through market-driven innovation – Deliver growth in enterprise sales of Intelligent Labels within targeted range, including targets in food/logistics market segments and converter channel; achieve above-average organic growth in Materials' industrial tapes and adhesives; and deliver targeted levels of organic sales growth in Solutions' external embellishments and Vestcom, including complete shelf-edge label productivity rollout with large pharmacy retailer	Delivered above-average growth in enterprise high-value categories, which now represent ~45% of our revenue mix; achieved low-single digit organic growth in Intelligent Labels, less than targeted amount due to lower volumes in apparel and general merchandise driven by tariffs; exceeded growth target in food/logistics market segments; achieved above-average organic growth in Materials' high-value categories, including across industrial tapes and adhesives; delivered above-average organic growth in Solutions' high-value categories, exceeding growth target in Vestcom and completing shelf-edge label productivity rollout with large pharmacy retailer, but not reaching growth target in external embellishments
Grow profitably in base businesses – Deliver net impact of pricing and costs consistent with annual operating plan	Delivered net impact of pricing and costs consistent with annual operating plan
Lead at intersection of physical and digital – Deliver food segment Intelligent Labels/digital identity program rollout and advance protein rollout with large grocery retailers; commercialize protein and smart materials innovations; and expand Optica and Storelink customer traction	Delivered food segment program rollout and advanced protein rollout with large grocery retailers consistent with plan; commercialized protein and smart materials innovations; increased Storelink traction and maintained but did not expand Optica traction
Focus relentlessly on productivity – Achieve targeted savings from restructuring actions and deliver targeted amount of general productivity across Materials and Solutions	Substantially exceeded targeted amount of savings from restructuring actions, with more than $60 million in enterprise savings, and delivered general productivity across Materials and Solutions lower than targeted amount due to tariff-impacted network inefficiencies
Allocate capital effectively – Invest targeted amount in capital expenditures; maintain prior-year operating working capital productivity; invest targeted amount in accelerated growth platforms of Intelligent Labels, innovation and digital infrastructure; and strategically execute share repurchases and/or value accretive acquisitions that increase exposure to high-value categories	Invested less than targeted amount in capital expenditures, strategically executing more value-accretive capital allocation priorities; delivered operating working capital productivity lower than prior year; exceeded targeted amount of investment in accelerated growth platforms; strategically accelerated share repurchases; completed acquisition of Taylor Adhesives
Lead in environmentally and socially responsible manner – Expand new product development with emphasis on sustainable and digital products/solutions; achieve annual objectives to advance cybersecurity preparedness; deliver 2025 sustainability goals; and further enhance leadership representation	Expanded development of new sustainable products and new digital products/solutions; achieved target cybersecurity objectives; delivered 2025 environmental sustainability goals; and further enhanced leadership representation
Refine leadership succession/development and enhance organizational capability – Execute development plans for key leadership roles; recruit, hire and onboard Chief Digital Officer; and further develop talent by enhancing organizational capability and targeted collaboration	Advanced development plans for members of Company Leadership Team; appointed new leaders for Materials Group Europe, Middle East and North Africa and Label and Packaging Materials North America; recruited, hired and onboarded new Chief Digital Officer; and continued advancing organizational capability and targeted collaboration
Individual Modifier Based on Evaluation	**100%**

The Committee Chair, together with our Chairman and Lead Independent Director, discussed with our CEO the feedback from discussions of the Committee and our full Board regarding his 2025 performance.

Our CEO recommended to the Committee the individual modifiers for our other NEOs based on his assessment of their 2025 performance. The Committee considered our CEO's recommendations, retaining the discretion to approve individual modifiers different than what our CEO had recommended. Other than discussing with our CEO their individual performance, our other NEOs played no role in their compensation determinations. The Committee noted the highlights of our other NEOs' 2025 performance described below.

Mr. Lovins

- Led **enterprise finance**, including overseeing controllership, tax, treasury, financial planning and operational finance teams
- Delivered **strong adjusted free cash flow** of $707 million and adjusted free cash flow conversion of 103%
- Maintained **strong balance sheet**, while continuing to invest in businesses to support organic growth, acquiring Taylor Adhesives and returning $861 million in cash to stockholders through dividends and share repurchases
- Ensured **effective capital allocation** to deliver strong returns and EVA growth, delivering ROTC of 15% in 2025
- Drove **significant productivity** benefits to mitigate impact of tariff-related lower demand, including restructuring savings of more than $60 million
- Continued driving **strong global controllership**, including successfully transitioning change in fiscal year, and **finance system standardization** through enterprise resource planning system rollouts across business units
- Led ongoing **scenario planning** to ensure delivery of 2025-2028 financial targets through various macroeconomic environments

Mr. Allouche

- Led **enterprise strategy**, including evolving strategic priorities and advancing portfolio shift objectives
- Refreshed and expanded **M&A pipeline**, executing multiple letters of intent, completing acquisition of Taylor Adhesives, refreshing venture capital program and making five venture investments
- Served as **primary strategic advisor to CEO**, building on new framework for portfolio evolution and enhancing cross-business collaboration in partnership with Materials President and Intelligent Labels President
- Progressed functional **succession** and capabilities
- Served as **Interim CFO** through March 2025
    - Finalized 2024 audit and developed 2025 annual operating plan
    - Maintained strong balance sheet and disciplined capital allocation, balancing first quarter investments in businesses, dividends and share repurchases

Mr. Yost

- Led **Materials Group** in advancing long-term strategies
- Delivered **above-average growth in high-value categories**, implementing multi-year strategies to drive future growth and beginning to integrate Taylor Adhesives
- Navigated challenging external market conditions, including impact of tariffs, to deliver **volume growth in base businesses** by implementing productivity actions and pricing strategies to deliver earnings growth
- Generated **strong adjusted free cash flow** despite challenging operating environment
- Evolved **Materials leadership team** with deeper expertise in innovation, operations, procurement and strategy using regional operating model to drive targeted execution
- Led **Future of Packaging Advisory Council**, informing innovation priorities to help solve challenges in consumer packaged goods ecosystem
- Expanded **Sustainable ADvantage portfolio** to improve recycling of waste and help brands comply with increasing recyclability requirements

Ms. Baker-Nel

- Led **enterprise human resources**, communications and community investment teams
- Coordinated **new director search process**, which culminated in Board appointment of David Flitman in July 2025
- Guided **senior leader organizational transitions**, including hiring and onboarding new Chief Digital Officer
- Advanced Company Leadership Team **succession planning and development**
- Continued to enhance **workplace culture**, including by embedding enterprise competency model in key people practices and implementing new, more robust global talent management system
- Supported Compensation Committee in evaluating **executive compensation** program and preparing to implement aligned-upon changes for 2026
- Developed enterprise **HR scorecard** of expected strategic outcomes, providing transparency and enabling continuous evaluation of progress

Mr. Walker

- Led **enterprise law**, including legal, risk management, compliance, environmental, health and safety, and government relations teams
- Advised on **M&A and other strategic transactions**, market expansion and investments, intellectual property strategy and portfolio value creation, footprint optimization and litigation management
- Advanced functional **operational excellence** by implementing contract lifecycle management system, accelerating digital enablement and optimizing outside counsel spend
- Strengthened **product and social compliance,** data privacy, third-party risk management and physical security to better protect people, assets and operations
- Developed, engaged and built **legal succession** bench strength

Based on these assessments and after giving consideration to the recommendations of our CEO (other than with respect to himself), **the Committee approved AIP individual modifiers of 100% for all NEOs**.

AIP Awards

Our NEOs received the AIP awards for 2025 shown below.

2025 AIP AWARDS						
	YE 2025 Base Salary	Target AIP Opportunity	Target AIP Award	Financial Modifier	Individual Modifier	AIP Award
Stander	$1,150,000	135%	$1,552,500	39%	100%	$605,475
Lovins	$ 838,500	75%	$ 628,875	39%	100%	$245,261
Allouche[1]	$ 587,466	60%	$ 352,480	39%	100%	$137,467
Yost	$ 567,000	60%	$ 340,200	46%	100%	$156,492
Baker-Nel	$ 570,000	60%	$ 342,000	39%	100%	$133,380
Walker	$ 562,057	50%	$ 281,029	39%	100%	$109,601

[1] Amounts for Mr. Allouche were converted from Israeli shekels using the average monthly exchange rate for December 2025.

Other Cash Awards

Mr. Allouche received a one-time cash bonus of $250,000 for his contributions as Interim CFO.

LTI Awards

Our LTI program provides variable incentive compensation to enhance alignment of executive interests with stockholder interests and drive long-term value creation. **The annual LTI awards granted to NEOs were fully performance based** and delivered through the equity vehicles described below.

- 50% in PUs that cliff-vest at the end of a three-year period subject to the achievement of the respective cumulative EVA and relative TSR performance objectives established for the award

- 50% in MSUs that vest at the end of the one-, two-, three- and four-year performance periods, with an average performance period of 2.5 years, based on our absolute TSR

Amounts, if any, realized from the vesting of these LTI awards will be based on our performance and stock price at the time of vesting. The Committee does not offset the loss or gain of prior year grants in determining current year grants, as doing so would compromise the intended risk/reward nature of these incentives.

Special LTI awards may be granted by the Committee for hiring, promotion, retention and other incentive purposes.

Target LTI Opportunity

Changes to NEO target LTI award opportunities approved by the Committee are described in the 2025 Executive Compensation Summary.

2025 TARGET LTI OPPORTUNITIES	
NEO	LTI Opportunity (% of Base Salary)
Stander	700%
Lovins	250%
Allouche	180%
Yost	180%
Baker-Nel	180%
Walker	130%

Performance Units (PUs)

PUs cliff-vest in shares of our common stock after the end of a three-year period at threshold (50% payout), target (100% payout) and maximum (200% payout) levels based on our achievement of the performance objectives established for the award. PUs do not accrue dividend equivalents and are not counted for purposes of our stock ownership policy.

The Committee established the following performance objectives for the 2025-2027 PUs. The Committee believes that these objectives align executive compensation with the long-term interests of our stockholders because delivering cumulative EVA and strong TSR relative to peer companies reflects the value we create for our investors.

- **Cumulative EVA, weighted 50% for Corporate NEOs (based on company EVA) and 75% for our Business NEO (based on Materials' EVA).** EVA is calculated by deducting the economic cost associated with the use of capital (weighted average cost of capital multiplied by average invested capital) from after-tax operating profit, with the cost of capital fixed over the performance period. **For company cumulative EVA, the target payout was based on achieving our 2021-2025 sales change ex. currency and adjusted EBITDA margin goals, with the maximum payout based on achieving all of our 2021-2025 goals giving consideration to the impact of inventory destocking in 2023.** EVA targets for our Business NEO focused on Materials' EVA change compared to the prior three-year period. Whether linked to company or business results, achievement of 2025-2027 cumulative EVA targets requires significant improvement in financial performance.

- **Relative TSR, weighted 50% for Corporate NEOs and 25% for our Business NEO.** The Committee designed the TSR objective to provide realized compensation only if our stockholder value creation compares favorably relative to the designated peer group, the names of which are listed under *Peer Groups* later in this CD&A. The Committee set the threshold payout at TSR at the 40th percentile, target payout at TSR at the 50th percentile and maximum payout at TSR at the 80th percentile, which were the same levels used for the 2024-2026 PUs. Payouts for the relative TSR component of PUs are capped at 100% of target if our absolute TSR over the performance period is negative. **In assessing the rigor of the TSR objectives, the Committee noted that performing at the median relative to peers over the 2025-2027 period would represent solid performance in light of then-anticipated headwinds from foreign currency fluctuations and the unknown timing of label and apparel industry recovery.**

2025-2027 PUs			
	NEOs	Performance Objectives	Weighting
CORPORATE	Stander Lovins Allouche Baker-Nel Walker	Company Cumulative EVA Relative TSR	50% 50%
BUSINESS	Yost	Materials Cumulative EVA Relative TSR	75% 25%

Market-leveraged Stock Units (MSUs)

MSUs are performance-based LTI awards tied to our absolute TSR. MSUs vest based on the performance periods shown below, with the number of shares paid out at vesting based on our absolute TSR and the value realized reflecting both the number of shares paid out as well as our stock price. Although dividend equivalents accrue on MSUs during the performance period, they are earned and paid only at vesting; if the threshold level of performance is not achieved, any dividend equivalents accrued during the performance period are cancelled with the tranche of awards subject to vesting.

The performance criteria for MSUs are shown below. The Committee determined to maintain the same MSU performance objectives for 2025 because they had been achieving the Committee's goal of incenting strong performance and value creation. **MSUs will no longer be part of the annual LTI program beginning in 2026.**



MSU PERFORMANCE PERIODS

First 25%	1-Year
Second 25%	2-Year
Third 25%	3-Year
Fourth 25%	4-Year
AVERAGE PERFORMANCE PERIOD = 2.5 YEARS	

MSU PERFORMANCE CRITERIA

	Absolute TSR	Unit Payout
Cancelled	<(15)%	0%
Threshold	(15)%	85%
Target	10%	100%
Above Target	>10%	>100%
Maximum	75%	200%

Annual LTI Awards

Our NEOs were granted the annual LTI awards shown in the table below in March 2025. Unless otherwise indicated, the number of awards granted was based on the respective NEO's 2024 year-end base salary and target LTI opportunity.

The number of PUs granted for the EVA component was based on the average closing price for shares of our common stock during the first ten trading days of February 2025 and the numbers of PUs granted for the relative TSR component and MSUs granted were based on grant date fair value using the Monte-Carlo simulation method described in footnote (3) of the 2025 Summary Compensation Table.

2025 ANNUAL LTI AWARDS

	YE 2024 Base Salary	Target LTI Opportunity	PUs (#)	PUs ($)	MSUs (#)	MSUs ($)	LTI Value
Stander	$1,100,000	700%	21,052	$3,799,247	20,226	$3,850,183	$7,649,430
Lovins	$ 806,250	250%	5,511	$ 994,566	5,295	$1,008,024	$2,002,590
Allouche[(1)(2)]	$ 520,839	180%	2,564	$ 462,725	2,463	$ 468,939	$ 931,664
Yost	$ 525,000	180%	3,109	$ 555,808	2,979	$ 567,162	$1,122,970
Baker-Nel[(2)]	$ 570,000	180%	2,805	$ 506,219	2,695	$ 513,101	$1,019,320
Walker	$ 510,960	130%	1,816	$ 327,733	1,745	$ 332,201	$ 659,934

(1) Amounts for Mr. Allouche were converted from Israeli shekels using the average monthly exchange rate for December 2024.
(2) The base salaries shown and used to calculate the awards granted to Mr. Allouche and Ms. Baker-Nel were as of the grant date rather than at year-end 2024.

Special LTI Awards for Promotions

In connection with their promotion to Level 2 NEOs, Mr. Allouche and Ms. Baker-Nel were each granted a special one-time award of RSUs with a target grant date fair value of $500,000 that cliff-vests on the third anniversary of the grant date. The number of RSUs granted was determined based on the closing price of our common stock on the grant date, adjusted for foregone dividends.

2025 SPECIAL LTI AWARDS

	RSUs (#)	LTI Value
Allouche	2,673	$473,353
Baker-Nel	2,673	$473,353

Vesting of Previously Granted LTI Awards

2023-2025 PUs

The annual award of PUs granted to our NEOs for the three-year performance period ending in 2025 were eligible to vest based (i) for our Corporate NEOs, 50% on company cumulative EVA and 50% on relative TSR compared to a peer group of companies the names of which are listed under *Peer Groups* later in this CD&A; and (ii) for our Business NEO, who was then a leader in what is now Solutions Group, 75% on that business' cumulative EVA and 25% on relative TSR. **The key goal-setting principle in setting company cumulative EVA targets was consistency with our 2021-2025 financial targets for earnings growth and ROTC, which the Committee believes translates into delivering above-average TSR.**

The company cumulative EVA target of $1,379 million was consistent with our long-term financial goals for sales growth and operating margin expansion and recognized that increasing sales and operating margin, together with balance sheet efficiency, are key drivers of EVA improvement. Our company cumulative EVA target was 12% higher than the cumulative EVA we delivered in the three-year period ending in 2022. The company cumulative EVA of $1,509 million required for maximum payout required achievement of our 2021-2025 financial targets. As shown below, **we delivered company cumulative EVA of $1,085 million for the 2023-2025 performance period, not achieving the $1,249 million threshold level of performance and resulting in no payout for that performance objective for Corporate NEOs**.

2023-2025 PUs: COMPANY CUMULATIVE EVA				
($M)	**2023**	**2024**	**2025**	**Cumulative EVA**
Adjusted EBIT[1]	$ 966.8	$1,158.3	$1,163.2	
Taxes[2]	(249.4)	(300.0)	(296.6)	
	717.4	858.3	866.6	
Capital charge[3]	(448.0)	(445.3)	(463.6)	
EVA	**$ 269.4**	**$ 413.0**	**$ 403.0**	**$1,085.4**

[1] Adjusted EBIT is a non-GAAP financial measure defined and reconciled from GAAP in Appendix A of this proxy statement.
[2] GAAP tax rates for 2023, 2024 and 2025 were 27.6%, 26.1% and 25.6%, respectively. Taxes are shown based on adjusted tax rates of 25.8%, 25.9% and 25.5% for 2023, 2024 and 2025, respectively. The adjusted tax rate represents the full-year GAAP tax rate, adjusted to exclude certain unusual or infrequent events that significantly impact that rate, such as effects of certain discrete tax planning actions, impacts relating to enactments of comprehensive tax law changes, and other items.
[3] 8.5% of average invested capital of $5.27 billion in 2023, $5.24 billion in 2024 and $5.45 billion in 2025, in each case using an annual five-point average (December of prior year and March, June, September and December of current year) of short- and long-term debt plus equity, adjusted to exclude the impact of acquisitions completed since the target was set.

Solutions' cumulative EVA for the 2023-2025 performance period also did not achieve the threshold level of performance, resulting in no payout on that performance objective for our Business NEO. EVA targets and results at the business level are not disclosed due to their competitively sensitive nature.

Relative TSR for the 2023-2025 performance period was at the 54th percentile of the designated peer group, which resulted in a payout of 112% of target for that performance objective for all NEOs.





The 2023-2025 PUs paid out at 56% of target for Corporate NEOs and 28% of target for our Business NEO.

MSUs Eligible for Vesting at YE 2025

Four tranches of MSUs were eligible for vesting at the end of 2025 based on our absolute TSR for the four-, three-, two- and one-year performance periods shown below, with the number of shares paid out at vesting determined in accordance with the formula shown below.

Stock price at settlement (avg. closing price for trading days of January 2026) + reinvested dividends during period	÷	Stock price at grant (avg. closing price for trading days of January of year of grant)	=	Payout at vesting

4TH TRANCHE OF MSUs GRANTED IN 2022	**3RD TRANCHE OF MSUs GRANTED IN 2023**
Performance period of 4 years	Performance period of 3 years
2022-2025 Absolute TSR of (3.4%)	2023-2025 Absolute TSR of 4.0%
Paid out at 92% of target	**Paid out at 96% of target**
2ND TRANCHE OF MSUs GRANTED IN 2024	**1ST TRANCHE OF MSUs GRANTED IN 2025**
Performance period of 2 years	Performance period of 1 year
2024-2025 Absolute TSR of (2.8%)	2025 Absolute TSR of 0.2%
Paid out at 92% of target	**Paid out at 94% of target**

2022-2025 Special PUs for Business NEO

In 2022, Mr. Yost was granted a special LTI award of 2022-2025 PUs with a target grant date fair value of $1,000,000, which was eligible to cliff-vest at year-end 2025 based on enterprise Intelligent Labels compound annual sales growth ex. currency and cumulative adjusted EBITA. The threshold level of performance was not achieved for either of the performance objectives, resulting in no payout for these PUs. Targets and results for this award are not disclosed due to their competitively sensitive nature.

Perquisites

Our NEOs receive the perquisites shown in the chart below. We do not reimburse them for the tax consequences of their receipt of these perquisites.

	LIMITED PERQUISITES
Executive Benefit Allowance	Annual allowance of $70,000 for CEO, $65,000 for Level 2 NEOs and $50,000 for Level 3 NEO; amounts taxable with no gross-up
Financial Planning	Annual reimbursement of up to $25,000 for CEO and $15,000 for Level 2 NEOs; taxable with no gross-up
Executive Physical	Paid up to $7,500/year directly to service provider; not taxable

General Benefits

Nonqualified Deferred Compensation Benefits

Our U.S. NEOs are eligible to participate in our nonqualified deferred compensation plan, which allows eligible U.S. employees to defer up to 75% of their base salary and up to 90% of their AIP award. The plan provides participants with a long-term capital accumulation opportunity because deferred amounts accumulate on a pre-tax basis. Participants may select from a number of investment options, with deferrals 100% vested. **Our deferred compensation plan does not offer above-market interest rates.**

Our company made a contribution effective as of the first business day of 2025 to the deferred compensation accounts of eligible participants for (i) 401(k) eligible pay in 2024 in excess of the Internal Revenue Code of 1986, as amended (the "Code") compensation limit and (ii) their respective deferred compensation deferrals. This annual contribution, which is designed to supplement 401(k) contributions that are limited under the Code, provides an automatic contribution of 3% of deferred and eligible pay and a matching contribution of up to 50% of the first 7% of deferrable and eligible pay above the Code compensation limit.

For additional information regarding our deferred compensation plan and accrued NEO benefits thereunder, see the 2025 Nonqualified Deferred Compensation table.

Pension/Retirement Benefits

Subject to the same terms and conditions as our other eligible U.S. employees, Mr. Lovins is our only NEO eligible for pension benefits under our benefit restoration plan, a nonqualified excess benefit plan. Because the accrual of benefits under the benefit restoration plan was frozen as of year-end 2010, he did not accrue additional pension benefits during 2025. For additional information regarding the benefit restoration plan and accrued NEO benefits thereunder, see the 2025 Pension Benefits table.

Mr. Allouche has non-pension retirement benefits under certain funds required by Israeli law. Company contributions to these funds are disclosed in the All Other Compensation column of the 2025 Summary Compensation Table.

Defined Contribution Benefits

Our U.S. NEOs are eligible to participate in our employee savings plan, a qualified 401(k) plan that allows U.S. employees to defer up to 100% of their eligible earnings less payroll deductions on a pre-tax basis and 25% of their eligible earnings on an after-tax basis, subject to the annual limit prescribed by the Internal Revenue Service for the aggregate of company contributions and employee pre- and post-tax contributions. Employee contributions are immediately vested. In 2025, we contributed up to 6.5% of an employee's eligible compensation, 3% of which was an automatic contribution and up to 3.5% of which was a matching contribution of 50% of the employee's contributions up to 7% of pay, subject to the Code compensation limit. Participants vest in company contributions after two years of service.

All U.S. NEOs participated in the savings plan in 2025, subject to the same terms and conditions as our other U.S. employees, and are fully vested.

Executive Life Insurance Benefits

In addition to the $50,000 in life insurance benefits we provide to all U.S. employees, our U.S. executives are provided with supplemental life insurance benefits equal to three times their base salary less $50,000, up to a maximum coverage amount of $1 million.

Executive Long-Term Disability Insurance Benefits

If they elect to enroll in executive long-term disability coverage, our U.S. executives have long-term disability benefits equal to 65% of their eligible pre-disability monthly earnings up to a maximum of $25,000 per month. Coverage is available only for the individual; dependents are not covered.

Executive Excess Liability Insurance Benefits

We provide $3 million of personal excess liability insurance coverage to our U.S. executives. Personal excess liability coverage supplements the individual's personal liability insurance provided that they maintain certain minimum coverage requirements.

Charitable Match Benefits

We match up to $10,000 of our CEO's and $5,000 of our other NEOs' annual documented contributions to charitable organizations or educational institutions.

Termination Benefits

Consistent with market practices, the Committee believes that providing executives with termination benefits helps ensure that they act in the best interests of our company and stockholders, even where doing so may be contrary to their personal interests, such as where it could lead to a change of control of our company.

Subject to our Executive Officer Cash Severance Policy, the compensation of our NEOs in the event of termination not for cause is governed by our Amended and Restated Executive Severance Plan (the "Severance Plan") and, as applicable, our Amended and Restated Key Employee Change of Control Severance Plan (the "COC Severance Plan"). We use these plans rather than individually negotiated agreements to allow us to change the termination benefits for which applicable NEOs are eligible without the need to obtain their individual consent. In addition, this plan-based approach eliminates the need to individually negotiate arrangements and ensures that eligible NEOs receive severance and other benefits on the same terms and conditions as employees with similar levels of responsibility. Receipt of benefits under these plans is conditioned on the executive signing a waiver and general release of claims against our company, as well as agreeing to certain restrictive covenants in favor of our company. Any violation of these covenants could result in our company seeking to recover some or all severance benefits previously paid or pursuing any other claims that may be appropriate under the circumstances.

Unvested equity awards outstanding on the date of termination are generally cancelled, except for employees who qualify as retirement eligible under the terms of our equity plan, whose awards are accelerated upon termination of service. Mr. Stander and Ms. Baker-Nel were the only NEOs who qualified as retirement eligible at year-end 2025.

For additional information regarding our Executive Officer Cash Severance Policy and potential NEO benefits under these plans, including the treatment of equity awards under various termination scenarios, see the Payments Upon Termination as of December 31, 2025 table.

Benefits Following Involuntary Termination Not for Cause

Our NEOs are eligible to receive severance and other benefits upon involuntary termination not for "cause" in accordance with the terms and conditions of the Severance Plan. **In the event of a qualifying termination, our CEO would receive severance of two times the sum of his annual salary and target AIP award; our other NEOs would receive severance of one time their respective sum of these amounts.** In addition, they would receive non-severance benefits of (i) two times and one time, respectively, of the cash value of 12 months of their qualified medical and dental insurance premiums and (ii) up to $25,000 in outplacement services for one year following termination of employment. Any payments made under the Severance Plan would be offset by any payments received by the NEO under any statutory, legislative and regulatory requirement or, if applicable, the COC Severance Plan.

Benefits Following Change of Control

Only our CEO and Level 2 NEOs are eligible to receive enhanced severance and other benefits upon termination not for cause or by the executive for good reason within 24 months of a change of control of our company, in accordance with the terms and conditions of the COC Severance Plan. **In the event of a qualifying termination following a change of control, our CEO would receive severance of 2.99 times the sum of his annual salary and target AIP award and our Level 2 NEOs would receive severance of two times their respective sum of these amounts.** In addition, they would receive non-severance benefits of (i) their prorated target AIP award for the year of termination; (ii) 2.99 and two times, respectively, of the cash value of 12 months of their qualified medical and dental insurance premiums; and (iii) up to $25,000 in outplacement services for one year following termination of employment. Any payments under the COC Severance Plan would be offset by any payments received by the NEO under the Severance Plan and any other statutory, legislative and regulatory requirement. In the event of termination following a change of control, our Level 3 NEO would be entitled to receive benefits under the Severance Plan described above.

NEOs are not eligible to receive any excise tax gross-up on amounts payable under the COC Severance Plan. If the NEO would otherwise incur excise taxes under Section 4999 of the Code, payments under the COC Severance Plan would be reduced so that no excise taxes would be due if the reduction results in a greater after-tax benefit to the NEO.

Under our equity plan, unvested awards would generally vest if our NEOs are terminated without cause or resign for good reason within 24 months after the change of control. Outstanding PUs and MSUs vest based on actual performance, if determinable, and otherwise based on target performance.

COMPENSATION-SETTING TOOLS

Market Data

The Committee annually considers market survey data of base salary, incentive compensation and target TDC, considering companies of similar size based on annual revenues across all industries to reflect the broad talent market across which we seek our executives. The Committee reviews results from a third party to assess market competitiveness, narrowing the scope of the results to account for variations caused by company size. The Committee reviews the data on an aggregated basis, with no consideration of the survey's component companies, which are not determined or known by the Committee.

In February 2025, the Committee utilized data from the most recent WTW General Industry Executive Compensation Survey for companies with annual revenues between $6 billion and $10 billion. In addition, recognizing our company's growth trajectory and top-quartile performance in recent years, at the Committee's request, WTW used regression analysis to project market rates for corporate leadership roles at companies with annual revenues of $10 billion.

In assessing market competitiveness to set target TDC, the Committee used the regression analysis data for our CEO; both the broader survey and regression analysis data for our other Corporate NEOs; and broader survey data for U.S.-based leaders of businesses with annual revenues of greater than $5 billion for our Business NEO.

Tally Sheets

The Committee annually reviews tally sheets that reflect the components of each NEO's compensation. The tally sheets reviewed in February 2026 included the information shown below for each of our most recent three fiscal years.

- Cash compensation (base salary and AIP awards), LTI awards, value of vested LTI awards, and cost of benefits and perquisites

- Value of annual compensation, including base salary, AIP award and grant date fair value of LTI awards

- Accumulated value of compensation, including outstanding LTI awards, compliance with our stock ownership policy, and accumulated benefit values under pension and deferred compensation plans

- Potential payments under various termination scenarios

Peer Groups

For purposes of identifying the designated peer group to determine relative TSR for the 2023-2025 PUs and 2025-2027 PUs, the Committee used the following objective criteria: public companies primarily listed on a U.S. stock exchange (i) in similar industries based on their classification in five GICS groups (diversified chemicals, specialty chemicals, metal and glass containers, paper and plastic packaging products, and paper products); (ii) with market capitalization of at least $1.5 billion and revenues during the last 12 months between $3 billion and $30 billion; and (iii) no bankruptcies in the last three years.

RELATIVE TSR PEER GROUP*	
Albermarle Corporation	H.B. Fuller Company
Amcor PLC	Huntsman Corporation
AptarGroup, Inc.	International Flavors & Fragrances, Inc.
Ardagh Metal Packaging S.A.	International Paper Company
Avient Corporation	O-I Glass, Inc.
Axalta Coating Systems Ltd.	Packaging Corporation of America
Ball Corporation	PPG Industries, Inc.
Celanese Corporation	RPM International Inc.
Crown Holdings, Inc.	Sealed Air Corporation
Dupont de Nemours, Inc.	Silgan Holdings Inc.
Eastman Chemical Company	Sonoco Products Company
Ecolab Inc.	Sylvamo Corporation
Graphic Packaging International LLC	The Chemours Company
Greif, Inc.	The Sherwin-Williams Company

* The peer group for the 2025-2027 PUs also included Smurfit-Westrock plc and Sociedad Quimica y Minera de Chile S.A.

INDEPENDENT OVERSIGHT AND EXPERTISE

Our Board believes that retaining our executives and providing them with market-competitive compensation are critical to the success of our company and advancing the interests of our stockholders. The Committee, which is composed solely of independent directors, is responsible for approving executive compensation.

Under its charter, the Committee may retain and terminate any compensation consultant or other external advisor at our expense and has sole authority to approve the advisor's fees and other terms and conditions of the retention. The Committee annually considers the independence of its advisors.

Compensation Consultant Services

During 2025, the Committee's primary compensation consultant was WTW, with the firm performing the regular services described below for or at the request of the Committee and receiving $161,350 in compensation. WTW also received $323,485 for billed services in connection with the Committee's executive compensation program review, as well as reimbursement of its reasonable out-of-pocket expenses. Semler Brossy, another independent compensation consultant engaged to support the Committee's review of our executive compensation program, received $109,738 in compensation, as well as reimbursement of its reasonable out-of-pocket expenses.

2025 WTW REGULAR SERVICES

- Benchmarked CEO compensation and provided data to benchmark compensation of other corporate leaders, including Interim CFO
- Assessed Chairman compensation (including unvested equity analysis) and non-employee director Committee and Advisory Council compensation
- Provided incentive compensation advice (including recommending peer group for measuring relative TSR component of PUs)
- Conducted analyses of share utilization and stockholder value transfer related to LTI compensation
- Commented on CD&A and certain other proxy statement disclosures
- Analyzed proxy advisory firm's projected pay-for-performance analysis
- Reviewed change of control severance plans in light of shareholder proposal
- Assessed our clawback policy
- Prepared for, attended and reviewed documentation for Committee meetings

The Committee performed its annual assessment of WTW's performance in November 2025, which included an evaluation of the service delivery provided by the firm and engagement team during the year, as well as their experience, independence, preparation and relationship with the Committee. The Committee Chair discussed with the lead members of the engagement team the Committee's feedback on their performance.

> After working with both WTW and Semler Brossy in conducting its 2025 executive compensation program review – and recognizing that, while WTW had performed well during its 20-year tenure as the Committee's compensation consultant, good governance principles support periodic advisor transition – the Committee determined to change its independent compensation consultant, engaging Semler Brossy in November 2025, with WTW providing transition support as needed through March 2026.

Compensation Consultant Independence

The Committee has the following protocols to ensure its consultants' independence from management: the Committee has the sole authority to select, retain and terminate any consultant and, acting through its Chair, authorize the firm's fees, determine the terms and conditions that govern the engagement and direct any consultant on the delivery and communication of its work product; in the performance and evaluation of its duties, any consultant is accountable, and reports directly, to the Committee; and members of the Committee may consult with any consultant at any time, with or without members of management present, in their sole discretion.

The Committee considered the independence of its advisors in November 2025, noting the below factors regarding the independence of the compensation consultants engaged during the year.

COMPENSATION CONSULTANT INDEPENDENCE		
Considerations	WTW	Semler Brossy
Any other services provided to our company	WTW performed minimal other services for our company in 2025 outside of the services it performed for or at the request of the Committee	None
Our company's fees as percentage of firm's total revenue	Fees from our company represented less than 0.005% of its 2025 revenue	Fees from our company represented less than 1% of its 2025 revenue
Advisor's policies and procedures to prevent conflicts of interest	Has policies and procedures to ensure its advice is objective and independent, including a comprehensive code of conduct, ethics and quality policies that mandate rigorous work reviews and periodic compliance reviews, and consulting protocols to ensure objectivity	Maintains formal policies and procedures to prevent conflicts of interest and ensure the objectivity of its compensation consulting work
Business or personal relationships between members of advisor's engagement team with Committee members	None*	None*
Ownership by members of advisor's engagement team in our company, other than potentially through investments in mutual or other funds managed without the member's input	None	None
Known business or personal relationships between members of advisor's engagement team or its firm with our executive officers	None*	None*

* Based on disclosures from the respective firm, members of the Committee and our executive officers.

COMPENSATION CLAWBACK POLICIES

Our Policy for Recovery of Erroneously Awarded Compensation ("Section 16 Clawback") applies to our current and former executive officers, including all NEOs, and subjects their incentive-based compensation received on or after October 2, 2023 to clawback in the event our company is required to prepare an accounting restatement to correct material noncompliance with any financial reporting requirement under U.S. securities laws, including restatements that correct an error in previously issued financial statements that (i) is material to the previously issued financial statements or (ii) would result in a material misstatement if the error were corrected or left uncorrected in the current period. In these circumstances, the Section 16 Clawback requires our company to recover, reasonably promptly, the portion of incentive-based compensation that is deemed to have been erroneously awarded, unless the Committee (which administers the policy) determines that recovery would be impracticable and that one or more of the allowable impracticability conditions under SEC rules has been met. Recovery is required whether or not the applicable officer engaged in misconduct or otherwise caused or contributed to the requirement for the restatement. **Each of our executive officers, including all NEOs, has agreed to the terms of the Section 16 Clawback and acknowledged that their compensation may be subject to reduction, cancellation, forfeiture and/or recoupment.**

At the time it recommended to our Board the adoption of the Section 16 Clawback, the Committee recommended that our existing clawback policy remain in effect. This clawback policy applicable to all AIP and LTI recipients requires that, in the event of fraud or other intentional misconduct on the part of an awardee that necessitates a restatement of our financial results (including, without limitation, any accounting restatement due to material noncompliance with any financial reporting requirement), the Committee may require that the awardee reimburse our company for any AIP or LTI awards, including time-vesting LTI awards, paid or issued in excess of the amount that would have been paid or issued based on the restated financial results. **This more widely applicable clawback policy has been expressly incorporated into our AIP and LTI plans and is contractually agreed to by LTI recipients, including all NEOs, in their annual award agreements.**

EQUITY GRANT PRACTICES

We do not grant equity awards in anticipation of the release of material nonpublic information or time the release of material nonpublic information for the purpose of affecting the value of executive compensation. In the event material nonpublic information were to become known to the Committee before the grant of an equity award, the Committee would consider the information and use its business judgment to determine whether to delay the grant to avoid any appearance of impropriety.

We generally grant our annual LTI awards on the first day of March; special LTI awards are granted on the first day of March, June, September and December. In 2025, we did not grant any stock options, stock appreciation rights or similar option-like instruments to our NEOs.

TALENT AND COMPENSATION COMMITTEE REPORT

The Talent and Compensation Committee (referred to in this report as the "Committee") of our Board has reviewed and discussed the Compensation Discussion and Analysis (CD&A) required by Item 402(b) of Regulation S-K with management and, based on its review and those discussions, has recommended to our Board that the CD&A be included in our 2026 proxy statement and incorporated by reference into our 2025 Annual Report.

The Committee welcomes feedback regarding our executive compensation program. Stockholders may communicate with the Committee by writing to the Compensation Committee Chair, c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060.

Bradley Alford, Chair	David Flitman	Andres Lopez	Francesca Reverberi
			

This report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing by our company under the Securities Act of 1933 (the "Securities Act") or the Exchange Act, whether made before or after the date of this proxy statement and regardless of any general incorporation language in any such filing.

EXECUTIVE COMPENSATION TABLES

2025 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)[1]	Bonus[2]	Stock Awards ($)[3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[4]	Change In Pension Value and NQDC Earnings ($)	All Other Compensation ($)[5]	Total ($)
Deon M. Stander President & Chief Executive Officer	2025 2024 2023	$1,136,538 $1,100,000 $ 844,231	– – –	$7,649,430 $6,643,355 $2,071,369	– – $3,000,025	$ 605,475 $1,960,200 $ 0	– – –	$146,932 $149,817 $155,337	$9,538,375 $9,853,372 $6,070,962
Gregory S. Lovins[6] SVP & Chief Financial Officer	2025 2024 2023	$ 810,867 $ 730,056 $ 736,539	– – –	$2,002,590 $1,887,374 $3,156,886	– – –	$ 245,261 $ 665,130 $ 0	$1,724 $1,721 $ 821	$120,618 $136,045 $156,649	$3,181,060 $3,420,326 $4,050,895
Danny G. Allouche[6] [7] SVP & Chief Strategy and Corporate Development Officer; former Interim CFO	2025 2024	$ 547,592 $ 448,530	$250,000 –	$1,405,017 $ 517,283	– –	$ 137,467 $ 298,916	– –	$160,905 $125,422	$2,500,981 $1,390,151
Ryan D. Yost[6] President, Materials Group	2025 2024	$ 555,692 $ 501,442	– –	$1,122,970 $1,928,833	– –	$ 156,492 $ 472,500	– –	$114,581 $ 97,710	$1,949,735 $3,000,485
Deena Baker-Nel[6] SVP & Chief Human Resources Officer	2025 2024 2023	$ 562,154 $ 518,646 $ 481,277	– – –	$1,492,673 $ 690,688 $1,120,641	– – –	$ 133,380 $ 349,272 $ 0	– – –	$151,513 $197,506 $114,973	$2,339,720 $1,756,112 $1,716,891
Ignacio J. Walker[6] SVP & Chief Legal Officer	2025	$ 548,300	–	$ 659,934	–	$ 109,601	–	$ 92,141	$1,409,976

[1] Salary increases generally become effective in April unless a role change occurs at a different time of year. The 2025 base salary increases for Mr. Allouche and Ms. Baker-Nel became effective in March in connection with their promotion to Level 2 NEOs.

[2] Amount in 2025 for Mr. Allouche reflects a one-time cash bonus for his contributions as Interim CFO.

[3] Amounts in 2025 include the grant date fair value of PUs, which are eligible to vest at the end of a three-year period based on the achievement of the designated performance objectives as of the end of the period. The number of shares vesting can range from 0% to 200% of the target units on the grant date. The performance objectives that determine the number of shares earned at vesting for the PUs granted to Corporate NEOs (Ms. Baker-Nel and Messrs. Stander, Lovins, Allouche and Walker) are company cumulative EVA (weighted 50%), which is a performance condition under ASC 718, and relative TSR (weighted 50%), compared to a designated peer group, which is a market condition under ASC 718, in each case calculated over the 2025-2027 performance period. For our Business NEO (Mr. Yost), the performance objectives are Materials' cumulative EVA (weighted 75%) and relative TSR (weighted 25%), in each case calculated over the 2025-2027 performance period. Grant date fair values of the performance condition component were determined based on the fair market value of our common stock on the grant date, adjusted for foregone dividends during the performance period. Maximum grant date fair values of the performance condition component of PUs were $499,385, $3,748,573, $981,415, $456,530, $828,058 and $323,361 for Ms. Baker-Nel and Messrs. Stander, Lovins, Allouche, Yost and Walker, respectively. Grant date fair values of the market condition component were determined using the Monte-Carlo simulation method, which utilizes multiple input variables to estimate the probability of achieving the performance objectives established for the award, including the expected volatility of our stock price relative to the designated peer group at the end of the performance period and a risk-free interest rate of 4.24% derived from linear interpolation of the term structure of Treasury Constant Maturities yield rates for the period. Based on the Monte-Carlo simulation method, grant date fair values of the market condition component of PUs were 99.96% of our average stock price on the grant date. Grant date fair values of the market condition component of PUs were $256,527, $1,924,961, $503,859, $234,460, $141,779 and $166,053 for Ms. Baker-Nel and Messrs. Stander, Lovins, Allouche, Yost and Walker, respectively.

Amounts in 2025 also include the grant date fair value of MSUs, which are eligible to vest over one-, two-, three- and four-year performance periods provided that the designated performance objective is achieved as of the end of each period. The number of shares earned at vesting can range from 0% to 200% of one-quarter of the target units on the grant date based on absolute TSR, which is a market condition under ASC 718. The grant date fair value of MSUs was 103.47% of our average stock price on the grant date determined using the Monte-Carlo simulation method based on risk-free interest rates of 4.17%, 4.20%, 4.24% and 4.27% for the first, second, third and fourth MSU tranches, respectively. Grant date fair values of MSUs were $513,101, $3,850,183, $1,008,024, $468,939, $567,162 and $332,201 for Ms. Baker-Nel and Messrs. Stander, Lovins, Allouche, Yost and Walker, respectively. Maximum grant date fair values were the same as target grant date fair values.

Amounts in 2025 for Ms. Baker-Nel and Mr. Allouche include the grant date fair value of RSUs, which cliff-vest on the third anniversary of the grant date. These RSUs had a grant date fair value of $473,353 based on the closing price of our common stock on the grant date, adjusted for foregone dividends.

[4] Amounts reflect AIP awards for the applicable year, which are determined in February and paid in March of the following year.

(5) The table below shows the components of these amounts for 2025.

| | Perquisites | | | Benefits | | | | | | |
Name	Executive Benefit Allowance	Financial Planning	Other*	Company Contributions/ Match, 401(k) Retirement Plans	Company Contributions, Deferred Comp. Plan	Company Match, Charitable Contribution	Executive Long-Term Disability Insurance	Executive Life Insurance	Executive Liability Insurance	Total
Stander	$70,000	$3,024	–	$ 22,750	$37,713	$2,066	$2,619	$6,726	$2,034	$146,932
Lovins	$65,000	–	–	$ 22,750	$22,773	$1,500	$2,619	$3,942	$2,034	$120,618
Allouche	–	$6,340	$27,288	$122,277**	–	$5,000	–	–	–	$160,905
Yost	$65,000	$2,534	–	$ 22,750	$17,284	–	$ 533	$4,446	$2,034	$114,581
Baker-Nel	$62,115	$7,490	$31,469	$ 22,750	$11,310	$5,000	$2,619	$6,726	$2,034	$151,513
Walker	$50,000	–	$ 3,075	$ 22,750	$10,466	–	$ 282	$3,534	$2,034	$ 92,141

* Amount for Mr. Allouche reflects automobile allowance of $21,730 and payment for executive physical of $5,558. Amount for Ms. Baker-Nel reflects tax services and tax equalization payments related to her 2018-2020 international assignment in the Netherlands, on terms and conditions substantially similar to those for our other expatriate employees. Amount for Mr. Walker reflects payment for executive physical.

** Amounts represent company contributions into retirement funds required by Israeli law.

(6) Mr. Walker returned as an NEO for 2025 (having last been an NEO for 2022) and Messrs. Allouche and Yost first became NEOs for 2024. As permitted by SEC rules, the table shows their compensation beginning in the year in which they returned as or became NEOs. Mr. Lovins went on medical leave in November 2024 and returned to his role as CFO in April 2025; Mr. Allouche ceased serving as Interim CFO in March 2025. Because Ms. Baker-Nel was also an NEO for 2023, her compensation for 2024, while not previously reported, has been included in accordance with SEC rules.

(7) Except for the bonus described in footnote (2) above, amounts for Mr. Allouche were converted from Israeli shekels using the average monthly exchange rate for 2025.

2025 GRANTS OF PLAN-BASED AWARDS

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[1]			Estimated Future Payouts Under Equity Incentive Plan Awards (#)[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold	Target	Maximum	Threshold	Target	Maximum			
Deon M. Stander	MSUs	3/1/25	–	–	–	17,192	20,226	40,452	–	–	$3,850,183
	PUs	3/1/25	–	–	–	10,526	21,052	42,104	–	–	$3,799,247
	AIP Award	–	$310,500	$1,552,500	$3,105,000	–	–	–	–	–	–
Gregory S. Lovins	MSUs	3/1/25	–	–	–	4,501	5,295	10,590	–	–	$1,008,024
	PUs	3/1/25	–	–	–	2,756	5,511	11,022	–	–	$ 994,566
	AIP Award	–	$125,775	$ 628,875	$1,257,750	–	–	–	–	–	–
Danny G. Allouche	MSUs	3/1/25	–	–	–	2,094	2,463	4,926	–	–	$ 468,939
	PUs	3/1/25	–	–	–	1,282	2,564	5,128	–	–	$ 462,725
	RSUs	3/1/25	–	–	–	–	–	–	2,673	–	$ 473,353
	AIP Award	–	$ 70,496	$ 352,480	$ 704,960	–	–	–	–	–	–
Ryan D. Yost	MSUs	3/1/25	–	–	–	2,532	2,979	5,958	–	–	$ 567,162
	PUs	3/1/25	–	–	–	1,555	3,109	6,218	–	–	$ 555,808
	AIP Award	–	$ 68,040	$ 340,200	$ 680,400	–	–	–	–	–	–
Deena Baker-Nel	MSUs	3/1/25	–	–	–	2,291	2,695	5,390	–	–	$ 513,101
	PUs	3/1/25	–	–	–	1,403	2,805	5,610	–	–	$ 506,219
	RSUs	3/1/25	–	–	–	–	–	–	2,673	–	$ 473,353
	AIP Award	–	$ 68,400	$ 342,000	$ 684,000	–	–	–	–	–	–
Ignacio J. Walker	MSUs	3/1/25	–	–	–	1,483	1,745	3,490	–	–	$ 332,201
	PUs	3/1/25	–	–	–	908	1,816	3,632	–	–	$ 327,733
	AIP Award	–	$ 56,206	$ 281,029	$ 562,058	–	–	–	–	–	–

[1] Amounts represent threshold, target and maximum opportunities under the 2025 AIP. Target AIP awards were determined by multiplying each NEO's 2025 year-end base salary by the following target opportunities: 135% for Mr. Stander; 75% for Mr. Lovins; 60% for Ms. Baker-Nel and Messrs. Allouche and Yost; and 50% for Mr. Walker. The AIP payout for Corporate NEOs (Ms. Baker-Nel and Messrs. Stander, Allouche, Lovins and Walker) ranges from zero for below-threshold performance with respect to each of the performance objectives; 20% for threshold performance based on a threshold of 0% for the adjusted EPS performance objective and a threshold of 50% for the adjusted sales growth and adjusted free cash flow performance objectives; 100% for target performance with respect to each of the performance objectives; and 200% for maximum performance with respect to each of the performance objectives. The AIP payout for Mr. Yost ranges from zero for below-threshold performance with respect to each of the performance objectives; 20% for threshold performance based on thresholds of 0% for the adjusted EPS and adjusted EBITDA performance objectives and 50% for the adjusted sales growth and adjusted free cash flow performance objectives; 100% for target performance with respect to each of the performance objectives; and 200% for maximum performance with respect to each of the performance objectives. Amounts for Mr. Allouche were converted from Israeli shekels using the average monthly exchange rate for December 2025.

[2] Amounts for MSUs represent threshold, target and maximum opportunities, which are paid out in shares of our common stock over one-, two-, three- and four-year performance periods provided that the absolute TSR performance objective is achieved as of the end of each period. The number of shares vesting ranges from 0% to 200% of one-quarter of the target number of units on the grant date, with a threshold payout of 85%. MSUs accrue dividend equivalents during the performance period, which are earned only at vesting.

Amounts for PUs represent threshold, target and maximum opportunities, which are paid out in shares of our common stock at the end of the three-year performance period provided that the respective cumulative EVA and relative TSR performance objectives are achieved at the end of the period. Cumulative EVA is weighted 50% for Corporate NEOs (based on company EVA) and 75% for our Business NEO (based on Materials' EVA); relative TSR is weighted 50% for Corporate NEOs and 25% for our Business NEO. The number of shares vesting ranges from 0% to 200% of the target number of units on the grant date, with a payout of 50% if threshold performance is achieved with respect to each of the performance objectives.

[3] Amounts represent RSUs awarded to Ms. Baker-Nel and Mr. Allouche in connection with their promotion to Level 2 NEOs, which cliff-vest on the third anniversary of the grant date.

[4] For more information on how we determine grant date fair values, see footnote (3) of the 2025 Summary Compensation Table. Additional information regarding the assumptions we use for stock-based compensation can be found in Note 12, "Long-Term Incentive Compensation," to the consolidated financial statements contained in our 2025 Annual Report.

2025 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options – Exercisable (#)	Number of Securities Underlying Unexercised Options – Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Deon M. Stander	3/1/22	–	–	–	–	–	–	1,836[2]	$ 333,932
	3/1/23	–	–	–	–	–	–	3,100[3]	$ 563,828
	3/1/23	–	–	–	–	–	–	2,827[2]	$ 514,175
	9/1/23	–	62,955	$190.54	09/01/33	–	–	–	
	3/1/24	–	–	–	–	–	–	14,497[3]	$ 2,636,714
	3/1/24	–	–	–	–	–	–	9,701[2]	$ 1,764,418
	3/1/25	–	–	–	–	–	–	31,520[3]	$ 5,732,857
	3/1/25	–	–	–	–	–	–	40,578[2]	$ 7,380,327
		–	62,955			–	–	104,059	$18,926,251
Gregory S. Lovins	3/1/22	–	–	–	–	–	–	1,446[2]	$ 262,999
	3/1/23	–	–	–	–	–	–	2,584[3]	$ 469,978
	3/1/23	–	–	–	–	–	–	2,356[2]	$ 428,509
	3/1/23	–	–	–	–	8,230[4]	$1,496,872	–	
	3/1/24	–	–	–	–	–	–	4,119[3]	$ 749,164
	3/1/24	–	–	–	–	–	–	2,756[2]	$ 501,261
	3/1/25	–	–	–	–	–	–	8,251[3]	$ 1,500,692
	3/1/25	–	–	–	–	–	–	10,623[2]	$ 1,932,111
		–	–			8,230	$1,496,872	32,135	$ 5,844,714
Danny G. Allouche	3/1/22	–	–	–	–	–	–	469[2]	$ 85,302
	3/1/23	–	–	–	–	–	–	791[3]	$ 143,867
	3/1/23	–	–	–	–	–	–	722[2]	$ 131,317
	3/1/24	–	–	–	–	–	–	1,129[3]	$ 205,343
	3/1/24	–	–	–	–	–	–	750[2]	$ 136,410
	3/1/25	–	–	–	–	–	–	3,839[3]	$ 698,237
	3/1/25	–	–	–	–	–	–	4,941[2]	$ 898,669
	3/1/25	–	–	–	–	2,673[4]	$ 486,165	–	
		–	–			2,673	$ 486,165	12,641	$ 2,299,145
Ryan D. Yost	3/1/22	–	–	–	–	–	–	5,274[3]	$ 959,235
	3/1/22	–	–	–	–	–	–	168[2]	$ 30,556
	3/1/23	–	–	–	–	–	–	250[3]	$ 45,470
	3/1/23	–	–	–	–	–	–	456[2]	$ 82,937
	3/1/24	–	–	–	–	–	–	3,961[3]	$ 720,427
	3/1/24	–	–	–	–	–	–	1,318[3]	$ 239,718
	3/1/24	–	–	–	–	–	–	1,390[2]	$ 252,813
	3/1/24	–	–	–	–	3,234[4]	$ 588,200	–	
	3/1/25	–	–	–	–	–	–	3,880[3]	$ 705,694
	3/1/25	–	–	–	–	–	–	5,977[2]	$ 1,087,097
		–	–			3,234	$ 588,200	22,674	$ 4,123,947
Deena Baker-Nel	3/1/22	–	–	–	–	–	–	434[2]	$ 78,936
	3/1/23	–	–	–	–	–	–	811[3]	$ 147,505
	3/1/23	–	–	–	–	–	–	740[2]	$ 134,591
	3/1/24	–	–	–	–	–	–	1,507[3]	$ 274,093
	3/1/24	–	–	–	–	–	–	1,009[2]	$ 183,517
	3/1/25	–	–	–	–	–	–	4,200[3]	$ 763,896
	3/1/25	–	–	–	–	–	–	5,407[2]	$ 983,425
	3/1/25	–	–	–	–	2,673[4]	$ 486,165	–	
		–	–			2,673	$ 486,165	14,108	$ 2,565,963
Ignacio J. Walker	3/1/22	–	–	–	–	–	–	446[2]	$ 81,118
	3/1/23	–	–	–	–	–	–	829[3]	$ 150,778
	3/1/23	–	–	–	–	–	–	757[2]	$ 137,683
	3/1/24	–	–	–	–	–	–	1,295[3]	$ 235,535
	3/1/24	–	–	–	–	–	–	867[2]	$ 157,690
	3/1/25	–	–	–	–	–	–	2,719[3]	$ 494,532
	3/1/25	–	–	–	–	–	–	3,501[2]	$ 636,762
		–	–			–	–	10,414	$ 1,894,098

[1] Market value calculated using the $181.88 closing price of our common stock on December 31, 2025.

[2] MSUs are eligible to vest over one-, two-, three- and four-year performance periods, subject to achievement of the absolute TSR performance objective. Amounts are shown at (i) 92%, 96%, 92% and 94% of target for the tranches of the MSUs granted in 2022, 2023, 2024 and 2025, respectively, vesting at fiscal year-end, which were the payouts based on performance as determined by the Compensation Committee in February 2026, and (ii) the target level of performance for the remaining tranches of the MSUs granted in 2023, 2024 and 2025 as performance through fiscal-year end would result in below-target payouts.

[3] PUs are eligible to vest at the end of a three-year performance period, subject to achievement of the respective cumulative EVA and relative TSR performance objectives, except for Mr. Yost's special award of 2022-2025 PUs, which was subject to achievement of compound sales growth ex. currency and cumulative adjusted EBITA performance objectives tied to our Intelligent Labels business and eligible to vest at the end of a four-year performance period. Amounts for the respective cumulative EVA component of 2023-2025 PUs reflect 0% of target for all NEOs, which was the payout based on performance determined by the Compensation Committee in February 2026. Amounts for the respective cumulative EVA component of (i) 2024-2026 PUs reflect the target level of performance for Corporate NEOs as performance through fiscal-year end would result in below-target payouts and the maximum level of performance for our Business NEO as performance through fiscal-year end would result in an above-target payout and (ii) 2025-2027 PUs reflect the target level of performance for all NEOs as performance through fiscal-year end would result in below-target payouts. Amounts for the relative TSR component of 2023-2025 PUs reflect 112% of target for all NEOs, which was the payout based on performance determined by the Compensation Committee in February 2026. Amounts for the relative TSR component of 2024-2026 PUs for all NEOs and Mr. Yost's special award of 2024-2026 PUs reflect the target level of performance as performance through fiscal year-end would result in at or below-target payouts. Amounts for the relative TSR component of 2025-2027 PUs for all NEOs reflect the maximum level of performance as performance through fiscal-year end would result in above-target payouts. Mr. Yost's special award of 2022-2025 PUs are excluded from the table because the threshold level of performance was not achieved for either of the performance objectives, resulting in a payout of 0% of target, as determined by the Compensation Committee in February 2026.

[4] RSUs awarded to Ms. Baker-Nel and Messrs. Lovins, Allouche and Yost cliff-vest on the third anniversary of the grant date.

2025 OPTION EXERCISES AND STOCK VESTED

The table below provides information regarding the number of shares acquired and the value realized by our NEOs upon the exercise of option awards and vesting of stock awards during 2025.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Deon M. Stander	–	–	18,900	$3,535,434
Gregory S. Lovins	–	–	7,108	$1,329,622
Danny G. Allouche	–	–	5,515	$1,002,897
Ryan D. Yost	–	–	4,025	$ 752,917
Deena Baker-Nel	–	–	5,517	$1,003,271
Ignacio J. Walker	–	–	2,228	$ 416,770

(1) Amounts reflect the number of shares acquired on vesting multiplied by the fair market value of our common stock on the vesting date. For vesting MSUs, amounts include the payout of accrued dividend equivalents.

2025 PENSION BENEFITS

The present value of accumulated pension benefit shown in the table below reflects the lump-sum present value of pension benefits accumulated as of December 31, 2025 using the assumptions we used to calculate our pension benefit obligations in the consolidated financial statements contained in our 2025 Annual Report. Our other NEOs are excluded from the table because they have no accumulated pension benefits.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Gregory S. Lovins	Benefit Restoration Plan	15.58	$33,899	–

Benefit Restoration Plan

Our Benefit Restoration Plan (BRP) is a nonqualified excess benefit plan that provides supplemental retirement benefits to eligible participants equal to the amount by which their benefits payable under our former U.S. pension plan would have been reduced under the Code. Mr. Lovins is our only NEO eligible to receive benefits under the BRP. No accruals were made during 2025 as the plan was frozen in 2010.

Compensation covered by the BRP includes base salary and AIP awards through the date the plan was frozen, up to applicable statutory limitations each plan year. Eligible employees vested in the BRP after five years of service, or at age 55 upon termination of employment. Benefits under the BRP are based on pensionable earnings, length of service, when benefits commence and how they are paid. Benefits are calculated separately for each year of applicable service using a formula equal to 1.25% times compensation up to the breakpoint (which for each year prior to our freezing the accrual of additional benefits was the average of the Social Security wage bases for the preceding 35 years) plus 1.75% times compensation in excess of the breakpoint. The results of the calculation for each year of service are added together to determine the annual single life annuity benefit under the BRP for an employee at retirement at age 65, which is not subject to reduction for Social Security payments. Payments are made in a lump-sum distribution generally payable upon the later of separation from service and age 55, unless a timely election is made for monthly payments over the lifetime of the participant and, if applicable, a designated beneficiary.

2025 NONQUALIFIED DEFERRED COMPENSATION

The table below provides information regarding executive and company contributions to our Executive Variable Deferred Retirement Plan (EVDRP). Under the EVDRP, participants may choose among publicly available funds ranging from money market and bond funds to index and other equity/mutual funds. Their rate of return depends on the funds they select.

As a non-U.S. NEO, Mr. Allouche is not currently eligible to participate in the EVDRP; however, he has a balance from when he lived in the U.S.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)[2]	Aggregate Balance at Last FYE ($)[2]
Deon M. Stander	$505,694	$37,713	$366,896	$2,882,340
Gregory S. Lovins	–	$22,773	$160,722	$1,152,993
Danny G. Allouche	–	–	$ 38,036	$ 195,440
Ryan D. Yost	$ 37,235	$17,284	$ 13,364	$ 169,525
Deena Baker-Nel	$ 91,742	$11,310	$168,036	$1,361,346
Ignacio J. Walker	–	$10,466	$ 21,384	$ 205,929

[1] Company contributions to the EVDRP are included in the All Other Compensation column of the 2025 Summary Compensation Table.

[2] Amounts reflect EVDRP vested account balances as of December 31, 2025. Because the amounts do not represent above-market earnings, they are not reported in the 2025 Summary Compensation Table. The amounts shown below were reported in the All Other Compensation column of Summary Compensation Tables in previous proxy statements.

Name	Aggregate Company Contributions Previously Reported ($)
Stander	$272,200
Lovins	$309,892
Yost	$ 10,881
Baker-Nel	$ 90,383
Walker	$ 62,724

Executive Variable Deferred Retirement Plan

Under the EVDRP, eligible U.S. employees can defer up to 75% of their salary and 90% of their AIP award. Deferrals are immediately vested. Earnings are based on a fixed rate and/or the performance of variable bond and equity funds selected by the participant from the available options. **The EVDRP does not offer investment options that provide above-market interest rates.**

Eligible employees are able to defer taxes until their deferrals are withdrawn, providing them an opportunity to accumulate savings on a pre-tax basis. We also benefit from this arrangement because we can use this cash for other purposes until a deferred compensation account is paid to a participant based on his or her election to receive withdrawals either in-service or after termination of employment. **All deferred compensation accounts are unfunded obligations of our company and subject to the same risks as any of our general debts and obligations. As a result, these accounts help mitigate risk-seeking behavior by management that could be detrimental to the long-term health of our company.**

As of the first business day of our 2025 fiscal year, we made a contribution to the deferred compensation accounts of eligible participants, including all U.S. NEOs, based on 401(k) eligible pay in excess of the federal compensation limit and deferred compensation in 2024. This annual contribution, which is designated to supplement 401(k) contributions that are limited under the Code, provides an automatic contribution of 3% of deferred and eligible pay plus a matching contribution of up to 50% on the first 7% of deferrable and eligible pay not covered by company contributions to our 401(k) Plan.

Contributions to deferred compensation accounts are required to be distributed following an eligible employee's separation from service. Subject to Section 409A of the Code, eligible employees may elect to receive separation from service withdrawals in the form of a lump-sum payment or monthly installments over two to 20 years. Eligible employees may change the method in which payments are distributed provided that they do so at least 12 months before the date of distribution; however, any change results in the distribution occurring or beginning five years later than it would have otherwise. All NEOs subject to U.S. taxes are "specified employees" under Section 409A; as a result, their distributions cannot be made until seven months after separation from service, except in the event of death.

PAYMENTS UPON TERMINATION AS OF DECEMBER 31, 2025

The table below shows the potential benefits that would have been payable to our NEOs had they been terminated on the last day of our 2025 fiscal year.

		Termination Scenarios as of End of Fiscal Year 2025				
Name	Benefit	Death	Qualifying Disability	Qualifying Retirement[2]	Involuntary Termination Not for Cause	Involuntary Termination within 24 Months of Change of Control
Deon M. Stander	Severance Payment	–	–	–	$ 5,405,000	$ 8,080,475
	Medical/Dental Payment	–	–	–	$ 63,526	$ 94,971
	Outplacement	–	–	–	$ 25,000	$ 25,000
	Unvested Stock Options[1]	–	–	–	–	–
	Unvested PUs[1]	$ 1,757,810	$ 1,757,810	$ 663,404	$ 663,404	$ 6,465,652
	Unvested MSUs[1]	$ 896,363	$ 896,363	$ 832,522	$ 832,522	$ 4,279,399
	Total	$ 2,654,173	$ 2,654,173	$ 1,495,926	$ 6,989,452	$18,945,497
	Elimination of Excise Tax Liability	–	–	–	–	$ (3,123,203)
	Forfeited Equity[1]	$(8,090,878)	$(8,090,878)	$(9,249,125)	$(9,249,125)	–
Gregory S. Lovins	Severance Payment	–	–	–	$ 1,467,375	$ 2,934,750
	Medical/Dental Payment	–	–	–	$ 31,763	$ 63,526
	Outplacement	–	–	–	$ 25,000	$ 25,000
	Unvested RSUs[1]	$ 1,496,872	$ 1,496,872	–	–	$ 1,496,872
	Unvested PUs[1]	$ 499,442	$ 499,442	–	–	$ 1,751,504
	Unvested MSUs[1]	$ 362,623	$ 362,623	–	–	$ 1,297,010
	Total	$ 2,358,937	$ 2,358,937	–	$ 1,524,138	$ 7,568,662
	Forfeited Equity[1]	$(2,186,448)	$(2,186,448)	–	$(4,545,387)	–
Danny G. Allouche	Severance Payment	–	–	–	$ 939,946	$ 1,879,892
	Medical/Dental Payment	–	–	–	$ 9,591	$ 19,182
	Outplacement	–	–	–	$ 25,000	$ 25,000
	Unvested RSUs[1]	–	–	–	–	$ 486,165
	Unvested PUs[1]	$ 136,895	$ 136,895	–	–	$ 671,683
	Unvested MSUs[1]	$ 104,938	$ 104,938	–	–	$ 503,954
	Total	$ 241,833	$ 241,833	–	$ 974,537	$ 3,585,876
	Forfeited Equity[1]	$(1,419,970)	$(1,419,970)	–	$(1,661,802)	–
Ryan D. Yost	Severance Payment	–	–	–	$ 907,200	$ 1,814,400
	Medical/Dental Payment	–	–	–	$ 31,763	$ 63,526
	Outplacement	–	–	–	$ 25,000	$ 25,000
	Unvested RSUs[1]	$ 588,200	$ 588,200	–	–	$ 588,200
	Unvested PUs[1]	$ 427,418	$ 427,418	–	–	$ 1,206,592
	Unvested MSUs[1]	$ 132,132	$ 132,132	–	–	$ 629,590
	Total	$ 1,147,750	$ 1,147,750	–	$ 963,963	$ 4,327,308
	Elimination of Excise Tax Liability	–	–	–	–	$ (2,992,896)
	Forfeited Equity[1]	$(1,276,632)	$(1,276,632)	–	$(2,424,382)	–
Deena Baker-Nel	Severance Payment	–	–	–	$ 912,000	$ 1,824,000
	Medical/Dental Payment	–	–	–	$ 23,217	$ 46,434
	Outplacement	–	–	–	$ 25,000	$ 25,000
	Unvested RSUs[1]	–	–	–	–	$ 486,165
	Unvested PUs[1]	$ 182,729	$ 182,729	$ 68,973	$ 68,973	$ 784,267
	Unvested MSUs[1]	$ 124,373	$ 124,373	$ 116,486	$ 116,486	$ 569,151
	Total	$ 307,102	$ 307,102	$ 185,459	$ 1,145,676	$ 3,735,017
	Forfeited Equity[1]	$(1,532,482)	$(1,532,482)	$(1,654,124)	$(1,654,124)	–
Ignacio J. Walker	Severance Payment	–	–	–	$ 843,086	$ 843,086
	Medical/Dental Payment	–	–	–	$ 31,763	$ 31,763
	Outplacement	–	–	–	$ 25,000	$ 25,000
	Unvested PUs[1]	$ 157,023	$ 157,023	–	–	$ 565,829
	Unvested MSUs[1]	$ 115,361	$ 115,361	–	–	$ 420,884
	Total	$ 272,384	$ 272,384	–	$ 899,849	$ 1,886,562
	Forfeited Equity[1]	$ (714,329)	$ (714,329)	–	$ (986,713)	–

(1) Values for equity awards were determined as follows: (i) for stock options, the number of shares that would have been exercisable multiplied by the difference between the $181.88 closing price of our common stock on December 31, 2025 and the exercise price; and (ii) for RSUs, PUs and MSUs, the number of shares that would have been acquired or forfeited on vesting multiplied by $181.88. Mr. Stander's stock options were not in the money as of December 31, 2025.

(2) Ms. Baker-Nel and Mr. Stander were the only NEOs that had reached the age of 55 and had over 10 years of service with our company at the end of fiscal year 2025. Because they qualified as retirement eligible, in every termination scenario, all of their unvested equity awards would vest, with PUs and MSUs vesting on a prorated basis after the end of their respective performance period based on actual performance.

In the event of termination, our NEOs would be entitled to receive any accrued balance under the EVDRP, subject to Section 409A of the Code. These amounts, which are not included in the table above, would be distributed in accordance with the participant's distribution election and the terms and conditions of the plan. See *2025 Nonqualified Deferred Compensation* for more information.

The other potential payments upon termination are described below.

Executive Officer Cash Severance Policy

The Compensation Committee adopted an Executive Officer Cash Severance Policy effective January 31, 2025 providing that we will not (i) enter into any new employment agreement or severance arrangement with an executive officer (as defined under the Exchange Act) of our company or (ii) establish any new severance agreement, plan, arrangement or policy covering any such officer, in each case after that date that provides for a cash severance payment in connection with any termination of his or her employment exceeding 2.99 times the sum of such officer's base salary plus target AIP award without seeking stockholder ratification of such agreement, plan, arrangement or policy.

Executive Severance Plan

All NEOs are eligible participants under the Severance Plan. Upon involuntary termination not for cause, they would be eligible for the severance and other benefits shown below.



Severance of base salary + target AIP award for year of termination Non-severance benefit of cash value of 12 months of medical and dental insurance premiums	×	**2** For CEO **1** For other NEOs	+	Outplacement services of up to $25,000 for up to one year

Benefits Not Subject to Gross-up. Benefits are subject to withholding for all applicable taxes and not grossed-up for taxes.

Trigger for Benefits. Involuntary termination, which excludes termination for cause or due to disability, death, voluntary resignation, or an executive declining simultaneous or continuing employment in a comparable position.

Definition of Cause. Cause is defined as (i) commission of a crime or other act that could materially damage the reputation of our company or its subsidiaries; (ii) theft, misappropriation or embezzlement of company or subsidiary property; (iii) falsification of company or subsidiary records; (iv) substantial failure to comply with written policies and procedures; (v) misconduct; or (vi) substantial failure to perform material job duties not cured within 30 days after written notice.

Key Executive Change of Control Severance Plan

The COC Severance Plan provides enhanced termination benefits for key executives to incent their retention during a period in which a change of control transaction is being negotiated or a hostile takeover is being attempted. Our Level 1 and 2 NEOs are the only eligible participants in the COC Severance Plan, **which entitles them to benefits only if they are terminated not for "cause" or terminate employment for "good reason" within 24 months of the change of control (a "double trigger")**. In these circumstances, these NEOs would be eligible for the severance and other benefits shown below. In the event of termination following a change of control, our Level 3 NEO would be eligible for termination benefits under the Severance Plan described above.



Severance of base salary + target AIP award for year of termination Non-severance benefit of cash value of 12 months of medical and dental insurance premiums	×	**2.99** For CEO **2** For Level 2 NEOs	+	Prorated target AIP award for year in which termination occurs	+	Outplacement services of up to $25,000 for up to one year

Benefits Not Subject to Gross-up. **Benefits are subject to withholding for all applicable taxes and not grossed-up for excise or other taxes.** However, if the payment would trigger an excise tax, the NEO can elect to receive (i) full benefits, retaining responsibility for paying any applicable excise taxes, or (ii) reduced benefits to an amount sufficient to eliminate any excise tax liability. In the 2025 termination payments table, COC payments would have triggered an excise tax only for Messrs. Stander and Yost.

Definition of Change of Control. Change of control is defined as (i) replacement of a majority of our Board during any 12-month period by directors whose appointment or election was not endorsed by a majority of the members of our Board; or (ii) acquisition by any person, group or corporation that has entered into a merger, acquisition, consolidation, purchase, stock acquisition, asset acquisition or similar business transaction with our company, of (A) together with any of our company's stock previously held, more than 50% of the total fair market value or the total voting power of our company's stock; (B) 30% or more of the total voting power of our company's stock during any 12-month period; or (C) assets of our company having a total gross fair market value of 40% or more of the total gross fair market value of all of our company's assets during any 12-month period.

Definition of Cause. Cause is defined as it is under the Severance Plan.

Definition of Good Reason. Good reason is defined as (i) material diminution in base compensation; (ii) material diminution in authority, duties or responsibilities or supervisor's authority, duties or responsibilities; (iii) material change in geographic job location; or (iv) any other action or inaction that constitutes a material breach by our company.

Equity Incentive Plans

Under our 2017 Incentive Award Plan and equity award agreements, unvested awards granted through December 31, 2025 would vest on the date of termination as shown below, subject to the plan's one-year minimum vesting requirement. Ms. Baker-Nel and Mr. Stander were the only NEOs who qualified as retirement eligible at year-end 2025. The vesting of RSUs on death, qualifying disability and qualifying retirement will be prorated for each applicable vesting tranche for awards granted beginning in 2026.

VESTING OF EQUITY AWARDS OUTSTANDING AT YE 2025 ON TERMINATION EVENTS				
	PUs	**MSUs**	**RSUs**	**Stock Options**
Resignation or Involuntary Termination, Whether or Not for Cause	Cancelled	Cancelled	Cancelled	Cancelled
Death	Vest at time of event on prorated basis based on target performance	Vest at time of event on prorated basis based on target performance	Vest	Cancelled
Qualifying Disability	Vest at time of event on prorated basis based on target performance	Vest at time of event on prorated basis based on target performance	Vest	Cancelled
Qualifying Retirement	Vest after end of performance period on prorated basis based on actual performance	Vest after end of performance period on prorated basis based on actual performance	Vest	Vest and exercisable for term of option
Change of Control (COC)	Vest based on actual, if determinable, and otherwise target performance if terminated without cause or for good reason within 24 months after COC	Vest based on actual, if determinable, and otherwise target performance if terminated without cause or for good reason within 24 months after COC	Vest if terminated without cause or for good reason within 24 months after COC	Vest if terminated without cause or for good reason within 24 months after COC

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2025

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders			
2017 Incentive Award Plan[1]	552,719	$190.54	1,906,101
Total	552,719	$190.54	1,906,101

[1] We began issuing awards under the 2017 Incentive Award Plan in May 2017 following stockholder approval of the plan in April of that year. Shares issuable under outstanding equity awards granted under the plan include (i) RSUs and DSUs for non-employee directors and (ii) RSUs, PUs, MSUs and stock options for officers and other eligible employees. Amount in column (A) includes 100,443 RSUs, 26,593 DSUs, 172,870 MSUs (reflecting the awards granted in 2022, 2023, 2024 and 2025 and including accrued dividend equivalents), 189,858 PUs (reflecting the awards granted in 2023, 2024 and 2025) and 62,955 stock options. For awards subject to vesting on December 31, 2025, payouts were based on actual performance. For unvested awards as of that date, awards with projected performance at or below target were calculated at the target level of performance and awards with projected performance above target were calculated at the maximum level of performance. Amount in column (C) represents the aggregate number of shares available for future issuance, with each full-value award reducing the number of shares available for future issuance by 1.5 shares.

PAY VS. PERFORMANCE DISCLOSURE

The table below shows information regarding the compensation of our NEOs and our financial performance for the last five fiscal years in accordance with SEC rules.

Year	Summary Compensation Table Total for Stander ($)[1]	Compensation Actually Paid to Stander ($)[2]	Summary Compensation Table Total for Butier ($)[1]	Compensation Actually Paid to Butier ($)[2]	Average Summary Compensation Table Total for Non-CEO NEOs ($)[1]	Average Compensation Actually Paid to Non-CEO NEOs ($)[2]	Value of Initial Fixed $100 Investments Based on: Total Stockholder Return ($)	Peer Group Total Stockholder Return ($)[3]	Net Income ($)	Adjusted EPS ($)[4]
2025	$9,538,375	$6,257,992	–	–	$2,276,294	$1,913,247	$127.47	$101.03	$687,954,000	$9.53
2024	$9,853,372	$7,425,336	–	–	$3,102,488	$1,321,463	$155.20	$136.22	$704,936,000	$9.43
2023	$6,070,962	$7,216,077	$ 9,700,108	$10,879,032	$2,107,852	$ 351,353	$165.02	$118.91	$502,988,000	$7.90
2022	–	–	$ 9,107,739	$ 7,588,568	$2,405,277	$2,220,289	$145.19	$110.49	$757,092,000	$9.15
2021	–	–	$12,433,721	$31,508,041	$2,342,467	$5,263,092	$170.89	$134.41	$740,087,000	$8.91

[1] For each fiscal year, represents amount reported for our CEO(s) and average amount reported for our non-CEO NEOs, in each case in the Total column of the Summary Compensation Table. Our NEOs for each of these fiscal years are shown below.

Year	CEO(s)	Non-CEO NEOs
2025	Deon Stander	Gregory Lovins, Danny Allouche, Ryan Yost, Deena Baker-Nel and Ignacio Walker
2024	Deon Stander	Danny Allouche, Gregory Lovins, Mitchell Butier, Francisco Melo and Ryan Yost
2023	Deon Stander/Mitchell Butier	Gregory Lovins, Francisco Melo, Deena Baker-Nel and Nicholas Colisto
2022	Mitchell Butier	Deon Stander, Gregory Lovins, Deena Baker-Nel and Ignacio Walker
2021	Mitchell Butier	Deon Stander, Gregory Lovins, Deena Baker-Nel and Ignacio Walker

[2] Amounts represent Compensation Actually Paid to our CEO(s) or the average Compensation Actually Paid to our non-CEO NEOs, in each case as reported in the Total column of the Summary Compensation Table for the applicable fiscal year. For 2025, amounts were adjusted as shown below. Fair value or change in fair value, as applicable, of equity awards was determined as follows: (i) for RSUs, the closing price of our common stock on the fiscal year-end date, or, in the case of vesting RSUs, the closing price of our common stock on the applicable vesting date; (ii) for the performance condition component of PUs, the same valuation methodology as RSUs except that year-end values were multiplied by a factor reflecting achievement of the probable outcome of the respective cumulative EVA performance objective as of the applicable measurement date; (iii) for the market condition component of PUs and for MSUs, using the Monte-Carlo simulation method to estimate the probability of achieving the relative and absolute TSR performance objective, respectively, as of the applicable measurement date; and (iv) for stock options, using the Black-Scholes pricing model as of the applicable measurement date. For information on the inputs to our Monte-Carlo simulations, see footnote (3) to our 2025 Summary Compensation Table. For purposes of these adjustments, awards to retirement-eligible NEOs are considered vested only at the time of retirement.

2025 Adjustments	Stander	Average of Non-CEO NEOs
Decrease for amounts reported under Stock Awards and Option Awards columns in 2025 Summary Compensation Table	$(7,649,430)	$(1,336,637)
Increase based on ASC 718 fair value of awards granted during fiscal year 2025 that remained unvested as of fiscal year-end 2025, determined as of fiscal year-end 2025	7,559,941	1,308,410
Increase/Decrease based on ASC 718 fair value of awards granted during fiscal year 2025 that vested during fiscal year, determined as of vesting date	–	–
Decrease for awards granted during prior fiscal years that were outstanding and unvested as of fiscal year-end 2025, determined based on change in ASC 718 fair value from prior fiscal year-end to fiscal year-end 2025	(3,307,935)	(320,592)
Increase/Decrease for awards granted during prior fiscal years that vested during fiscal year 2025, determined based on change in ASC 718 fair value from prior fiscal year-end to vesting date	117,041	(13,883)
Decrease for change in the actuarial present values reported under Change in Pension Value and NQDC Earnings column of 2025 Summary Compensation Table	–	(345)
Increase/Decrease for service cost and, if applicable, prior service cost, for pension plans	–	–
Total Adjustments	**$(3,280,383)**	**$ (363,047)**

[3] Peer Group represents the Dow Jones U.S. Containers and Packaging Index.

[4] Adjusted EPS is a non-GAAP financial measure reconciled from GAAP in Appendix A of this proxy statement.

Relationship Between Compensation Actually Paid (CAP) and Financial Performance Measures

The graphs below compare the CAP to our CEO(s) and the average CAP to our non-CEO NEOs with our (i) TSR and Peer Group TSR, (ii) net income and (iii) adjusted EPS, in each case for the last five fiscal years. TSR amounts assume $100 invested on December 31, 2020 and reinvestment of dividends.







Reflecting the Compensation Committee's philosophy of paying for performance and delivering the majority of executive compensation using LTI awards primarily tied to our stock price and TSR, the CAP to our NEOs was generally aligned with our TSR performance. From 2021 to 2022, CEO and average non-CEO NEO CAP were aligned with our TSR. While our TSR modestly increased in 2023 and the CAP to Mr. Butier increased as well, the average CAP to our non-CEO NEOs decreased due to the impact of the required equity and pension adjustments. Our TSR modestly decreased in 2024, with the CAP to Mr. Stander slightly increasing in his first full year as CEO and the average CAP to our non-CEO NEOs significantly increasing primarily as a result of the inclusion of our Executive Chairman, whose compensation was substantially higher than that of our other non-CEO NEOs. In 2025, Mr. Stander's CAP and our TSR both decreased, while the average CAP to non-CEO NEOs modestly increased primarily due to the promotion of two NEOs. We believe that the inclusion of both absolute and relative TSR as performance objectives in our annual LTI awards, which comprise the majority of their target TDC, ensures general alignment of CAP to NEOs with our TSR performance.

Net income during the 2021-2025 period did not directly align with CAP, including as a result of the impacts described above. CAP is less sensitive to net income because our executive compensation program prioritizes LTI awards primarily tied to our stock price and TSR and secondarily to cumulative EVA, each of which we expect will continue to have a much greater impact on CAP.

Outside of our TSR performance, we believe that adjusted EPS is the most important financial measure that ties the compensation of NEOs to our performance. Adjusted EPS is the primary driver of stockholder value creation, the measure we use to provide guidance to our investors, and the performance objective that comprises 60% of the AIP financial modifier for Corporate NEOs. Despite its importance, the impact of adjusted EPS on CAP is moderated by the much stronger correlation CAP has with our stock price and TSR performance as a result of our executive compensation program's emphasis on LTI awards.

Pay vs. Performance Financial Performance Measures

We believe the financial performance measures shown below, all of which are performance objectives used in our executive compensation program, were the most important in linking CAP to NEOs to our company's financial performance for 2025. For additional information regarding these measures, including reconciliations of non-GAAP financial measures from GAAP, see the CD&A and Appendix A sections of this proxy statement.

- Absolute and relative TSR
- Adjusted EPS
- Cumulative EVA
- Adjusted sales growth
- Adjusted free cash flow

CEO PAY RATIO

With 69% of our 2025 revenues originating outside the U.S. and approximately 40% originating in emerging markets (Latin America, Eastern Europe, Middle East/Northern Africa and most countries in Asia Pacific), our employees are located in more than 50 countries to best serve our customers. At year-end 2025, 83% of our employees were located outside the U.S. and 67% were located in emerging markets, where median compensation is substantially lower than it is in the U.S.

The charts below show the demographics of our global workforce by region and function. At year-end 2025, nearly 20,000 of our approximately 35,000 employees were in Asia Pacific, serving our customers in the region. In addition, more than 24,000 employees at that time worked in the operations of our manufacturing facilities or in positions directly supporting them from other locations.



WORKFORCE BY REGION

Latin America 3%
North America 22%
Asia Pacific 58%
Europe 17%

WORKFORCE BY FUNCTION*

Non-Operations 29%
Operations 71%

* Reflects 2025 reclassification of approximately 2,500 employees from Non-Operations to Operations.

We offer market-based, competitive wages and benefits in the markets where we compete for talent. All of our employees were paid at least the applicable legal minimum wage, and 98% of our employees were paid above the applicable legal minimum wage, at year-end 2025.

2025 PAY RATIO

- The 2025 total compensation of our median employee (among all employees except our CEO) was $17,158.

- The 2025 total compensation of our CEO, as reported in the Total column of the 2025 Summary Compensation Table, was $9,538,375.

- Based on this information, a reasonable estimate of the 2025 ratio of the annual total compensation of our CEO to the annual total compensation of our median employee is approximately 556 to 1.

We calculated this ratio based on SEC rules and guidance, which allow for companies to use varying methodologies to identify their median employee. Other companies may have different workforce demographics and employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions. As a result, their CEO pay ratios may not meaningfully compare to ours.

IDENTIFICATION OF MEDIAN EMPLOYEE

Since there were changes to our employee population in 2025, we identified a new median employee to calculate our CEO pay ratio. To identify this employee, we considered annual base compensation, which is the principal compensation element for the vast majority of our employees. We selected December 15, 2025 as the date on which to determine our median employee. As of that date, we had 34,416 employees, 28,625 of which were located outside the U.S. and 22,998 of which were located in emerging markets. We utilized the de minimis exemption to exclude the following countries representing no more than 5% of our global population in the aggregate: Kenya (16 employees), Mauritius (18 employees), Pakistan (379 employees), Indonesia (539 employees) and Sri Lanka (551 employees), representing approximately 0.05%, 0.05%, 1.10%, 1.57% and 1.60%, respectively, of our workforce on that date.

To determine our medianable group, we used a statistical sampling approach known as stratified sampling to concentrate on medianable employees, which were those within a narrow range of the estimated median annual salary of $12,461, because these employees were all reasonably likely to be our median employee. We identified 389 employees with an annual salary within $500 of this amount. Because employees from China represented approximately 45% of the medianable group, we narrowed the medianable group to those 172 employees. Finally, we identified the 11 employees who had the potential to be our median employee by analyzing additional qualitative and quantitative characteristics, including pay volatility.

MEDIAN EMPLOYEE COMPENSATION

We measured our median employee's compensation for the year ended December 31, 2025 making no cost-of-living adjustments. Our median employee was a full-time, salaried employee working at a manufacturing facility in China, with 2025 base compensation of $12,675. For purposes of this disclosure, we converted the employee's base compensation from Chinese Yuan to U.S. dollars using the average monthly exchange rate during 2025 of 0.13887368.

To determine the 2025 total compensation of $17,158 for our median employee, we calculated the employee's compensation consistent with how we determined our CEO's total compensation in the 2025 Summary Compensation Table.

PROPOSAL 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee – which is directly responsible for the appointment, compensation (including audit and non-audit fees) and evaluation of the independent registered public accounting firm that audits our financial statements and internal control over financial reporting – has appointed PricewaterhouseCoopers LLP (PwC) for fiscal year 2026 and our Board is seeking stockholder ratification of the appointment.

Stockholder ratification is not required by our Bylaws or applicable laws and regulations. However, our Board annually submits the appointment for stockholder ratification as part of our strong governance program. If stockholders were not to ratify the appointment, the Audit Committee would reconsider whether or not to retain PwC, but could determine to do so in its discretion. In addition, even if the appointment is ratified, the Audit Committee could subsequently appoint a different independent registered public accounting firm without stockholder ratification if the committee were to determine that doing so was in the best interests of our company and stockholders.

Representatives of PwC will be available during the Annual Meeting to answer questions from stockholders.

Audit Committee Evaluation

In determining whether to reappoint PwC, the Audit Committee considered the firm's qualifications, performance, independence and tenure, as well as the performance of the engagement team serving our company; the quality of its discussions with representatives of PwC; and the fees charged by PwC for the quality and scope of services provided. In connection with the 2026 appointment, the Audit Committee considered, among other things, the factors described below.

- **Audit Quality** – The quality of PwC's audit and non-audit work based on its oversight of its work product, considering the firm's (i) compliance with accounting and auditing professional standards and regulatory requirements; (ii) application of its understanding of our businesses and the markets in which we operate in identifying and responding to risks relevant to its audit; (iii) identification and resolution of issues in a timely manner; and (iv) integrity, objectivity and professional skepticism in performing its audits, as well as the firm's 2025 Audit Quality Report provided to the Audit Committee in February 2026

- **Performance** – PwC's effectiveness during its prior-year audits, noting its strong performance in 2025, having taken actions to improve the timeliness of its audit planning and increase communication and engagement with relevant company personnel

- **Qualitative Review** – The results of our survey of members of management and the Audit Committee evaluating PwC's (i) expertise and resources; (ii) quality and timeliness of audit planning; (iii) communication and interaction; (iv) independence, objectivity and professional skepticism; and (v) value from fees, which reflected improved overall satisfaction and identified strengths, accomplished improvements and suggestions for further improvement

- **Self-Assessment** – PwC's self-assessment of its performance and its satisfaction of the needs and expectations of the Audit Committee and management during the 2025 audit, including its human-led, technology-powered approach that enhanced audit quality and resulted in a more streamlined experience and its commitment to bringing a continuous improvement mindset to its work

- **Regulatory Reviews** – External data on PwC's audit quality and performance, including the most recent Public Company Accounting Oversight Board (PCAOB) report on the firm provided to the Audit Committee in October 2025

- **Fees** – The reasonableness of PwC's fees for audit and non-audit services, both on an absolute basis and relative to peer firms, including management's 2025 benchmarking of our audit fees relative to those of peer companies using data provided by an independent third party, the key drivers of variances and the firm's targeted areas for improved productivity

- **Independence** – PwC's processes to ensure it maintains independence, including required independence training for all partners and staff and a global independence system that monitors their personal affiliations; written disclosures from the firm; and the independence letters required by the PCAOB

- **Tenure** – PwC's tenure as our independent auditor, reflecting on the feedback from certain of our investors counterbalanced against the benefits of having a longer-tenured auditor, as well as the controls the Audit Committee and PwC have in place to mitigate potential independence risk. In July 2025, the Audit Committee deliberated on whether to conduct a formal process to select a new independent auditor, determining not to do so given its continued satisfaction with PwC's effectiveness and performance; our multiple engagements of other registered public accounting firms to perform various non-audit services for our company, which could impair their independence and limit their ability to serve as our independent auditor; the regular rotation of PwC's lead engagement partner and lead relationship partner; and potential risks to audit quality and timeliness.

Having determined that it is in the best interest of our company and stockholders, the Audit Committee has appointed PwC as our independent registered public accounting firm for fiscal year 2026.

Board Recommendation

> **Our Board recommends that you vote FOR ratification of the appointment of PwC as our independent registered public accounting firm for fiscal year 2026.**

Properly dated and signed proxies will be so voted unless you specify otherwise.

AUDIT MATTERS

AUDITOR QUALIFICATIONS AND TENURE

PwC has been our independent registered public accounting firm since 1998 and served in that capacity during fiscal year 2025. Through its predecessor entities, the firm has served as our independent auditor since at least 1954 based on records we have been able to locate; we have been unable to determine the exact year PwC began serving in this capacity. PwC is well-qualified to continue serving as our independent registered public accounting firm, understands our operations and accounting practices, and maintains rigorous procedures to ensure auditor independence.

In its annual consideration of the appointment of the independent registered public accounting firm, the Audit Committee considers whether PwC is best positioned to provide the services effectively and efficiently due to its familiarity with our operations, businesses, accounting policies and practices, internal controls, and financial and information technology systems, as well as whether the services enhance our ability to manage control risks and maintain audit quality. The committee reappointed PwC for 2026 because it continues to believe that PwC provides high-quality audit services on the scale and with the effectiveness and independence the committee requires, giving consideration to the factors shown below.

- **Audit Quality and Performance** – PwC has deep institutional knowledge regarding our operations, businesses, and accounting policies and practices, optimizing its people and technology to deliver enhanced quality assurance and provide greater customization, time savings and insights from the audit

- **Global Scale** – PwC has a presence with resources in virtually all of the countries in which we do business, enabling the firm to leverage its audit procedures to cost-effectively perform statutory audit work on our subsidiary accounts

- **Capability** – PwC's capability and experience understanding the breadth and complexity of our global operations

- **Fresh Perspective** – The recent appointments of a new lead engagement partner and a new lead relationship partner, each of whom has brought fresh perspective and strong engagement

- **Efficiency** – PwC brings customized knowledge using judgment tailored to our audits, allowing for significant time savings

- **Cost-Effectiveness** – PwC's ability to cost-effectively perform audit, audit-related, tax compliance and tax planning services

The Audit Committee's consideration of PwC's tenure as our independent auditor is discussed under *Audit Committee Evaluation* above. In conducting its regular review of whether to appoint a new independent registered public accounting firm, among other things, the Audit Committee considers the fact that onboarding a new firm would require a significant time commitment on the part of management, potentially distracting from the paramount focus on financial reporting and internal controls, without necessarily enhancing audit quality.

> PwC regularly provides the Audit Committee and management with accounting/financial reporting insights and best practices relevant to our business, as well as advance notice of legislative and regulatory developments that could have a significant impact on our company. In 2025, this knowledge sharing covered topics including cybersecurity, sustainability standards, climate disclosure regulations and artificial intelligence.

The Audit Committee has several controls in place to mitigate any potential independence risk related to auditor tenure, including those described below.

- **Annual Review of Performance and Independence** – In addition to its ongoing assessment and feedback provided to PwC, the Audit Committee evaluates the firm's performance and independence, as well as other factors such as auditor tenure, in determining whether to reappoint the firm for the following year.

- **Limits on Non-Audit Services** – The Audit Committee assesses the impact providing non-audit services may have on PwC's independence in approving the firm's limited provision of these services, as well as during its annual assessment of the firm's independence; our company regularly uses other independent registered public accounting firms to provide statutory audit and non-audit services, engaging PwC only if permissible and where doing so confers time and cost savings given its role as our independent auditor.

- **Regular Consideration of Auditor Rotation** – The Audit Committee regularly evaluates whether to conduct a process formally to select a new independent registered public accounting firm, having most recently done so in 2025.

- **Executive Sessions** – The Audit Committee meets regularly both with PwC without management present and with management without PwC present.

- **Lead Engagement Partner Rotation and Selection** – A new lead engagement partner is designated at least every five years, with the current partner having been designated in advance of the 2024 audit. The Audit Committee interviewed the partner prior to his designation and was directly responsible for making the selection, in consultation with management and representatives from PwC.

- **Oversight by Lead Relationship Partner** – PwC designates a separate lead relationship partner to provide additional assurance and objective oversight who meets at least annually with the Audit Committee and is available as needed for direct consultation. A new lead relationship partner was designated in 2022, having been selected by the Audit Committee in consultation with PwC leadership. **The additional oversight and escalation provided by the lead relationship partner allow the firm to address issues that may arise, strengthen the independence of the audit engagement team and help ensure continuous improvement in service quality.**

AUDITOR INDEPENDENCE

PwC has advised us that neither the firm nor any member thereof has any financial interest, direct or indirect, in our company or our subsidiaries, confirming to the Audit Committee that it is in compliance with the rules, standards and policies of the PCAOB and the regulations of the SEC governing auditor independence. In February 2026, the Audit Committee reviewed the non-audit services provided by PwC during 2025, including the related fees associated with previously pre-approved services, in assessing whether the firm's provision of these services impaired PwC's independence.

The Audit Committee discussed with PwC its independence from our company, Board and management and concluded that PwC was independent during 2025.

AUDITOR COMPENSATION

The Audit Committee has adopted procedures for the pre-approval of all audit and non-audit services and fees provided by the independent registered public accounting firm. Pre-approval procedures include reviewing and approving a plan for audit and permitted non-audit services, which includes a description of, and estimated fees for, each category of audit and non-audit services. Additional Audit Committee approval is required for services not pre-approved in the initial plan and fees exceeding the budgeted amount for a particular category of services. The Audit Committee has delegated interim approval authority to its Chair for additional services that may become necessary, with approval by the entire committee at a subsequent meeting.

In the fourth quarter of 2024, the Audit Committee approved the (i) audit, audit-related and other services PwC could perform in 2025 and (ii) permissible tax services the firm could provide during the year. The Audit Committee pre-approved PwC's fees for audit, audit-related, tax compliance and tax planning services in February 2025; received an update on fee adjustments in December 2025; and assessed the final fees in connection with its review of audit results in February 2026.

AUDIT FEES

In fiscal years 2025 and 2024, PwC provided the services shown below for our company – all of which were approved by the Audit Committee in accordance with the procedures described above – for which we paid the firm the fees indicated.

	2025	2024
Audit Fees[1]	$10,569,000	$10,137,000
Audit-Related Fees[2]	164,000	375,000
Tax Fees:		
Tax Compliance[3]	2,694,000	2,803,000
Tax Planning[4]	1,747,000	1,045,000
All Other Fees[5]	16,000	17,000
Total	**$15,190,000**	**$14,377,000**

[1] Fees for services performed to comply with the standards established by the PCAOB, including the audits of our financial statements and internal control over financial reporting; audits in connection with statutory filings; and other services that the principal independent registered public accounting firm can most effectively and efficiently provide, such as procedures related to comfort letters, consents and reviews of our SEC filings.

[2] Fees associated with assurance and related services traditionally performed by the independent registered public accounting firm and reasonably related to the performance of the audit or review of our financial statements, including assistance in financial due diligence related to acquisitions and divestitures and the audit or compliance services not required by applicable statutes or regulations. This category also includes audits of pension and other employee benefit plans, as well as the audit or review of information technology systems and internal controls unrelated to the audit of the financial statements.

[3] Fees associated with tax compliance such as preparation of tax returns in foreign jurisdictions, tax audits and transfer pricing documentation.

[4] Fees for U.S. and non-U.S. tax planning, as well as tax planning related to restructuring actions, acquisitions and divestitures.

[5] Fees for any services other than those described in the above categories. In both years, included subscriptions and licenses to accounting and tax resources and other permissible services.

AUDIT COMMITTEE REPORT

COMPOSITION AND QUALIFICATIONS

The Audit Committee (referred to in this report as the "Committee") of our Board is composed of the directors named at the end of this report, each of whom meets the enhanced independence and experience standards for audit committee members required by SEC rules and NYSE listing standards. Our Board has determined all members to be financially literate and designated Ward Dickson and Patrick Siewert each as an "audit committee financial expert" under applicable SEC regulations. Members of the Committee are prohibited from sitting on the audit committee of more than two other public companies, and all members are in compliance with this restriction.

PRIMARY RESPONSIBILITIES

The Committee has a written charter approved by our Board, which is available under *Governance Documents* in the investors section of our website. The Committee annually reviews its charter and considers whether to recommend changes to our Board for approval. The charter was most recently amended in January 2026.

During fiscal year 2025, the Committee primarily performed the activities described below on behalf of our Board.

- Reviewed and discussed with management and the independent registered public accounting firm our quarterly and annual financial results, earnings release documentation and the related reports we file with the SEC

- Reviewed and discussed with management and the independent registered public accounting firm our internal controls report and the independent registered public accounting firm's attestation thereof

- Evaluated the qualifications, performance and independence of the independent registered public accounting firm and met with its representatives to discuss the scope, budget, staffing and progress of the audit

- Maintained responsibility for the compensation and oversight of the work of the independent auditor for the purpose of preparing or issuing its audit report or related work, as well as the compensation and engagement of any other registered public accounting firm preparing or issuing an audit report or related work or performing other audit or attest services

- Supervised our Internal Audit leader with respect to the scope, budget, staffing and progress of the internal audit and evaluated his individual performance, as well as the performance of the function

- Discussed significant financial risk exposures, including our cybersecurity risk management program, risks related to our company's information technology controls and security, and the steps taken by management to monitor and control these exposures

OVERSIGHT OF CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for our consolidated financial statements, accounting and financial reporting policies, internal control over financial reporting, and disclosure controls and procedures. The Committee appointed the independent registered public accounting firm of PricewaterhouseCoopers LLP (PwC) to provide audit, audit-related and tax compliance services, with limited tax planning and other services to the extent approved by the Committee. PwC performed independent audits of our 2025 consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), issuing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America (GAAP). The Committee's responsibility is to monitor and oversee our accounting and financial reporting processes and the audits of our consolidated financial statements and internal control over financial reporting. The members of the Committee are not professionally engaged in the practice of auditing or accounting and rely without independent verification on the information provided and representations made by management and PwC.

The Committee reviewed our consolidated financial statements and related footnotes for the fiscal year ended December 31, 2025 – including our critical accounting policies and management's significant estimates and judgments – with management and PwC, as well as PwC's report and unqualified opinion on its audits. Management represented to the Committee and PwC that our consolidated financial statements were prepared in accordance with GAAP, and PwC discussed the matters required by Auditing Standard No. 1301, *Communications with Audit Committees*.

Based on the Committee's review and discussions with management and PwC, as well as the Committee's review of the representations of management and the audit report and unqualified opinion of PwC, the Committee recommended that our Board approve our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

OVERSIGHT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Committee is responsible for appointing the independent registered public accounting firm and monitoring and overseeing its qualifications, compensation, performance and independence. In this capacity, the Committee reviewed with PwC the overall scope of services and fees for its audit and monitored the progress of the audit in assessing our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including the firm's findings and required resources.

PwC provided to the Committee the written disclosures and independence letters required by the PCAOB regarding communications concerning independence – including Rule 3524, *Audit Committee Pre-approval of Certain Tax Services*, and Rule 3526, *Communication with Audit Committees Concerning Independence*. The Committee has a policy requiring pre-approval of fees for audit, audit-related, tax compliance and tax planning services and has concluded that PwC's provision of limited non-audit services to our company in 2025 did not impair its independence. The Committee discussed with PwC its independence from our company, Board and management and concluded that PwC was independent during fiscal year 2025.

Under its charter, the Committee is required to regularly consider whether it is appropriate to change the independent registered public accounting firm. The Committee to date has determined to retain PwC noting that the firm has continued to exercise independence in challenging management, effectively conducted high-quality audits and consistently improved service delivery.

The Committee has determined that the appointment of PwC as our independent registered public accounting firm for fiscal year 2026 is in the best interest of our company and stockholders. The Committee has appointed PwC in this capacity, and our Board has recommended that stockholders ratify the appointment.

OVERSIGHT OF INTERNAL AUDIT

The Committee's responsibility is to monitor and oversee our internal audit function, reviewing the significant audit results reported to management and management's responses thereto. In this capacity, the Committee reviews with our Internal Audit leader the overall scope and budget for the internal audit and regularly monitors the progress of the internal audit in assessing our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including key findings.

EXECUTIVE SESSIONS

The Committee regularly meets separately in executive session without management present with each of our Internal Audit leader and PwC to review and discuss their evaluations of the overall quality of our accounting and financial reporting and internal control. The Committee also meets regularly with our CFO and as needed with other members of management without others present to discuss significant matters impacting our financial statements and accounting policies.

STOCKHOLDER FEEDBACK

The Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints regarding our accounting, internal controls and auditing matters. See *Complaint Procedures for Accounting and Auditing Matters* in the Governance section of this proxy statement. The Committee welcomes feedback regarding its oversight of our audit program. Stockholders may communicate with the Committee by writing to the Audit Committee Chair, c/o Corporate Secretary, 8080 Norton Parkway, Mentor, Ohio 44060.

William Wagner served on the Committee through April 2025 and did not participate in the review, discussions and recommendation reflected in this Audit Committee Report.

Ward Dickson, Chair	**Andres Lopez**	**Maria Fernanda Mejia**	**Patrick Siewert**
			

This report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing by our company under the Securities Act or the Exchange Act, whether made before or after the date of this proxy statement and regardless of any general incorporation language in any such filing.

PROPOSAL 4 – VOTE ON STOCKHOLDER PROPOSAL FOR INDEPENDENT BOARD CHAIRMAN

John R. Chevedden, a stockholder residing at 2215 Nelson Avenue, No. 205, Redondo Beach, California 90287 who has beneficially owned no fewer than 15 shares of our common stock since September 20, 2022 (the "Proponent"), has informed us that he intends to present the proposal set forth below during the Annual Meeting. If the Proponent or his qualified representative attends and properly presents the proposal for a vote, then the stockholder proposal will be voted upon during the Annual Meeting.

In accordance with SEC rules, the proposal and supporting statement as submitted by the Proponent are presented verbatim below. The proposal and supporting statement may contain assertions that we believe are incorrect. We have not attempted to refute all assertions or correct any errors in the proposal or supporting statement, and we disclaim all responsibility for their content, including the sources referenced therein.

For the reasons set forth in the opposition statement following the Proponent's proposal, our Board opposes its approval and recommends that you vote **AGAINST** it.

Proposal 4 – Independent Board Chairman



FOR Shareholder Rights

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as soon as possible.

The Chairman of the Board shall be an Independent Director. A Lead Director shall not be a substitute for an independent Board Chairman.

The Board shall have the discretion to select an interim Chairman of the Board, who is not an Independent Director, to serve while the Board is required to seek an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition although it is better to adopt it now.

An independent Board Chairman at all times improves corporate governance by bringing impartiality, objective oversight, and external expertise to board decisions, mitigating conflicts of interest, enhancing transparency, and boosting shareholder confidence.

This detached perspective allows the chairman to focus on shareholder interests, strengthen management accountability, and provide critical checks and balances, ultimately contributing to long-term sustainability and credibility.

This may be a particularly good time to consider the merits of this proposal. Avery Dennison stock was at $229 in 2021 and fell to $160 in late 2025 despite a robust stock market.

Reports throughout the year highlighted signs of weakness in Avery Dennison's financial performance compared to previous years. One analysis noted that while the company performed strongly in 2024, its revenue and profitability slipped in 2025 despite cost-cutting efforts.

In its first-quarter 2025 earnings report, Avery Dennison missed analyst expectations for both earnings per share and revenue. This was repeated in the second quarter, when the company again missed revenue expectations.

Avery Dennison's shares have underperformed, with its stock declining significantly while the broader S&P 500 has increased. Multiple articles in October 2025 also noted the stock reaching a new 52-week low. In January 2025, Avery Dennison forecast its full-year profit below analyst estimates, citing a strong U.S. dollar as a contributing factor.

Throughout the year, market analysts downgraded the stock, changed their ratings to "Hold," and lowered their price targets due to weakening fundamentals, risk, and macroeconomic uncertainty.

Trade-policy impacts resulted in lower sourcing demand in the apparel and retail sectors in Q2 2025. Organic sales declined in the Materials Group, and the Solutions Group experienced lower volume in apparel categories.

Please vote yes:
Independent Board Chairman – Proposal 4

Our Board's Statement in Opposition

Our Board's Governance Committee has carefully considered the proposal and believes that it is unnecessary and not in the best interests of our company and stockholders. As recommended by the Governance Committee, our Board recommends that you vote **AGAINST** this proposal for the reasons stated below.

> **It is critical that our Board continues to maintain the discretion to determine its appropriate leadership structure consistent with the business judgment afforded to it under Delaware law and our Governance Guidelines.**

Our Governance Guidelines give our Board the discretion to separate or combine the roles of Chairman and CEO as it deems appropriate based on the needs of our company at any given time. To facilitate this decision-making, the Governance Committee annually reviews our Board leadership structure, giving consideration to, among other things, our financial position, business strategies, governance profile, the results of our annual Board/Committee evaluation process, and any feedback received from our investors; recommends to our Board whether to separate or combine the positions of Chairman and CEO; and recommends to our Board the Lead Independent Director in cases where the Chairman is not independent. Our Board believes that its current leadership structure, with Mitchell Butier serving as non-executive Chairman and Patrick Siewert serving as Lead Independent Director, is most effective for our company at this time.

Before ceasing to be an employee in April 2025, Mr. Butier served our company for more than 25 years in roles of increasing responsibility, including CFO, COO, CEO and, most recently, Executive Chairman. He has a deep familiarity with our business operations, strategic priorities and the industries we serve. Mr. Butier's prior experience as a senior executive of our company significantly enhances the Board's effectiveness in overseeing our long-term goals and performance, providing key insights that strengthen our Board's execution of its duties. In addition, we have experienced significant Board and leadership changes in recent years; having a Chairman with substantial experience with both management and our Board during this period has been extremely valuable to our CEO, independent directors and stockholders.

Mr. Butier's leadership as Chairman, which began seven years ago when he was CEO, has been instrumental to our success, and our Board believes that he remains best positioned to lead the Board in overseeing management's execution of our strategies and mitigation of related risks. Although we recognize that a different Board leadership structure may be more appropriate for our company in the future, we believe that requiring our Board to designate an independent Chairman at all times would prevent our Board from exercising its business judgment to determine its optimal leadership structure that over time has served our company and stockholders well.

When our company does not have an independent Chairman, a Lead Independent Director is elected solely by our independent directors to perform key duties in and outside the boardroom to provide a check and balance that helps ensure objective oversight and advance stockholder interests. As our current Lead Independent Director, Patrick Siewert presides over executive sessions of independent directors; approves meeting schedules, agendas and other information sent to our Board; calls meetings of independent directors if and as appropriate; and consults with our independent directors, providing feedback to our Chairman and our CEO during his regular one-on-one meetings with each of them. In addition, Mr. Siewert leads our off-season stockholder engagement program, directly speaking with investors on Board and governance matters, which provides enhanced transparency and accountability.

Additional information on our Board leadership structure can be found on pages 28-29 of this proxy statement.

> **In addition to a robust Lead Independent Director role, we have a Board and governance profile that helps ensure independent oversight of management and accountability to our stockholders.**

Our Board and governance profile includes the following features:

- *Substantial Majority of Board Independent.* 80% of our directors are independent, with the two exceptions being Mr. Butier and Deon Stander, our CEO.

- *Key Board Committees Fully Independent.* The Chairs and all members of the Audit Committee, Compensation Committee and Governance Committee are independent directors.

- *Annual Board/Committee Evaluations.* Our Board and each of its committees annually evaluate their performance to ensure that they are functioning effectively. These evaluations include an assessment of our Chairman and Lead Independent Director, each of whom has received consistently positive feedback.

- *Independent Director Executive Sessions.* Our independent directors hold executive sessions at least once a year and as often as needed during which they discuss the performance of our Chairman and our CEO, management as a whole and our company. Our Lead Independent Director presides over these sessions.

> **Our stockholders broadly support our current Board leadership structure.**

We semiannually engage with stockholders to seek feedback on, among other things, our Board and governance practices. Our Board believes that ongoing engagement with key investors enhances transparency and accountability to our stockholders.

Our Board leadership structure has been a topic of discussion in certain of our annual off-season stockholder engagements. While some investors have expressed a preference for an independent Board Chairman, overall they have broadly expressed support for our current structure and annual review process, including during Mr. Butier's time as Chairman. In the fall of 2025, we contacted holders of nearly 65% of our outstanding common stock and engaged with holders owning 28% of our outstanding common stock, discussing recent Board and governance developments during all engagements. In those in which Board leadership structure was a topic, we explained the rationale for our current structure following our successful succession planning process and CEO transition in September 2023, as well as the differing roles and responsibilities and working relationship among our Chairman, CEO and Lead Independent Director, with investors seeking to better understand how our structure operates in practice rather than suggesting that a different structure would be more appropriate at the current time. These engagements reaffirmed our view that our Board's current leadership structure is appropriate and effective at this time, particularly in light of the significant Board and leadership changes we experienced in recent years. We remain committed to transparent engagement on this topic and to maintaining a structure that we believe best serves our company and stockholders.

We have a long history of being responsive to stockholder concerns and have a strong stockholder rights profile, including proxy access, no supermajority voting requirements and the right for stockholders to call special meetings. In light of our strong corporate governance practices and the benefits of the Board maintaining the discretion to determine the leadership structure that best serves our company at any particular time, our Board believes the adoption of the proposal is unnecessary and not in the best interests of our stockholders.

Board Recommendation

> **Our Board recommends that you vote AGAINST the proposal**
> **for an independent Board Chairman, if properly presented during the meeting.**

Properly dated and signed proxies will be so voted unless you specify otherwise.

SECURITY OWNERSHIP INFORMATION

SECURITY OWNERSHIP OF MANAGEMENT AND SIGNIFICANT STOCKHOLDERS

The table below shows the number of shares of our common stock beneficially owned by our (i) current directors, NEOs, and current directors and executive officers as a group as of the March 2, 2026 record date for the Annual Meeting and (ii) our greater-than-five-percent, or "significant," stockholders as of the respective dates indicated.

Name of Beneficial Owner	Common Stock[1]	Number of Rights Exercisable and Vesting within 60 Days[2]	Number of Shares Beneficially Owned	Percent of Class[3]
Current directors				
Bradley A. Alford	26,859	25,799	52,658	*
Mitchell R. Butier	315,459	1,763	317,222	*
Ward H. Dickson	753	1,087	1,840	*
David E. Flitman	–	–	–	*
Andres A. Lopez	4,060	2,967	7,027	*
Maria Fernanda Mejia	976	1,087	2,063	*
Francesca Reverberi	1,377	1,087	2,464	*
Patrick T. Siewert	18,524	1,087	19,611	*
Deon M. Stander	73,351	–	73,351	*
William R. Wagner	2,325	1,087	3,412	*
Non-director NEOs				
Gregory S. Lovins	83,928	–	83,928	*
Danny G. Allouche	23,153	–	23,153	*
Ryan D. Yost	6,167	–	6,167	*
Deena Baker-Nel	8,846	–	8,846	*
Ignacio J. Walker	9,914	–	9,914	*
All current directors and executive officers as a group (17 persons)	587,849	35,964	623,813	*
Significant stockholders				
The Vanguard Group[4]	10,378,723	–	10,378,723	13.5%
BlackRock, Inc.[5]	6,413,103	–	6,413,103	8.3%
Wellington Management Group[6]	5,164,296	–	5,164,296	6.7%

[1] Each current director, non-director NEO and current executive officer has sole voting and investment power with respect to their respective shares and no shares have been pledged as security by any such person. Includes the following shares held in our employee savings plan as of March 2, 2026: Butier – 4,312, Lovins – 2,243, Yost – 3, Baker-Nel – 1,721, Walker – 587, and all current directors and executive officers as a group – 8,656. The business address for all these individuals is 8080 Norton Parkway, Mentor, Ohio 44060.

[2] Numbers reported in this column are not entitled to vote during the Annual Meeting. Includes 24,712 and 1,880 DSUs deferred through the DDECP by Messrs. Alford and Lopez, respectively, as of March 2, 2026, as to which they have no voting or investment power. DSUs are included as beneficially owned because, if either of them were to leave our Board, his DDECP account would be valued as of the date of separation and the equivalent number of shares of our common stock, less fractional shares, would be issued to the separating director. For current directors other than Mr. Stander, includes RSUs vesting within 60 days of March 2, 2026.

[3] Percent of class based on 76,917,031 shares of our common stock outstanding as of March 2, 2026. Individuals and groups with an (*) beneficially own less than 1% of our outstanding common stock.

[4] Number of shares beneficially owned based on information as of September 30, 2025 contained in Amendment No. 14 to Schedule 13G filed with the SEC on October 30, 2025. The Vanguard Group has sole voting power with respect to no shares; shared voting power with respect to 457,641 shares; sole dispositive power with respect to 9,619,643 shares; and shared dispositive power with respect to 759,080 shares. The Vanguard Group is an investment adviser, in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act, with a business address of 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[5] Number of shares beneficially owned based on information as of March 31, 2025 contained in Amendment No. 16 to Schedule 13G filed with the SEC on April 24, 2025. BlackRock, Inc. has sole voting power with respect to 5,808,754 shares; shared voting power with respect to no shares; sole dispositive power with respect to 6,413,103 shares; and shared dispositive power with respect to no shares. BlackRock, Inc. is a parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act, with a business address of 50 Hudson Yards, New York, New York 10001.

[6] Number of shares beneficially owned based on information as of June 30, 2025 contained in Schedule 13G filed with the SEC on August 12, 2025. Wellington Management Group (which includes Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP) has sole voting power with respect to no shares; shared voting power with respect to 4,941,599 shares; sole dispositive power with respect to no shares; and shared dispositive power with respect to 5,164,296 shares (except that Wellington Management Company LLP has shared dispositive power with respect to 4,941,599 shares). Each entity in the Wellington Management Group is a parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act, except that Wellington Management Company LLP is an investment adviser, in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act; all the entities have a business address of 280 Congress Street, Boston, Massachusetts 02210.

RELATED PERSON TRANSACTIONS

Under our Governance Guidelines, Board members are expected to comply with our Code of Conduct and avoid any action, position or interest that conflicts or may appear to conflict with those of our company. In addition, the Governance Committee oversees our conflict of interest policy, which prohibits our officers (including all executive officers) and employees – or any of their immediate family members – from directly or indirectly doing business, seeking to do business or owning an interest in an entity that does business or seeks to do business with our company without prior written approval. Any officer or employee who has a question as to the interpretation of the policy or its application to a specific activity, transaction or situation may submit the question in writing to our law department for any further review necessary by the Governance Committee.

All employees at the level of manager and above and all non-supervisory professionals annually complete a compliance certification in which they must (i) disclose, among other things, whether they or any of their immediate family members have a job, contract or other position with an entity that has commercial dealings with our company and (ii) certify that they have complied with our Code of Conduct and key company policies. Disclosures are reviewed by our compliance and law departments in consultation with senior management to determine whether the activity has the potential to significantly influence our business. In the event that an unresolved disclosure potentially gives rise to a significant conflict of interest, the committee would determine whether a conflict of interest exists or whether there is reasonable likelihood that the activity, transaction or situation would influence the individual's judgment or actions in performing his or her duties. Our Chief Compliance Officer reported on the results of the 2025 compliance certification to the Governance Committee in February 2026.

In addition, each of our directors and executive officers annually completes a questionnaire designed to solicit information about any potential related person transactions. Transactions involving directors are reviewed by our Corporate Secretary with the Governance Committee in connection with its annual assessment of director independence. Responses from executive officers are reviewed by our Corporate Secretary with oversight by the Governance Committee in the event any such transactions are identified.

We review internal financial records to identify transactions with security holders known by us from information contained in Schedules 13D or 13G filed with the SEC to be beneficial owners of more than 5% of our common stock to determine whether we have any relationships with the security holders that might constitute related person transactions under Item 404(a) of Regulation S-K. Our Corporate Secretary discusses any such relationships constituting related person transactions with the Governance Committee.

> During fiscal year 2025, there were no related person transactions requiring disclosure under SEC rules and regulations and all related person transactions were reviewed in accordance with the policies and procedures described above.

VOTING AND MEETING Q&A

ANNUAL REPORT AND PROXY MATERIALS

HOW DO I ACCESS THE 2025 ANNUAL REPORT AND 2026 PROXY MATERIALS?

We have elected to provide access to our proxy materials on the internet. Accordingly, we are sending the Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record. Brokers, banks and other nominees (collectively, "nominees") who hold shares on behalf of beneficial owners (also called "street name" holders) will send a similar notice. You can access our proxy materials on the website referred to in the Notice. Instructions on how to request printed proxy materials by mail, including an option to receive paper copies in the future, may be found in the Notice and on the website referred to in the Notice.

On or about March 12, 2026, we will make our 2025 Annual Report and this proxy statement available online and begin mailing the Notice to all stockholders entitled to vote. On or about the same date, we will begin mailing our 2025 Integrated Report, which includes our 2025 Annual Report and 2026 notice and proxy statement, together with a proxy card to stockholders entitled to vote who have previously requested paper copies. In addition, if you request paper copies of these materials for the first time, they will be mailed within three business days. If you hold your shares in street name, you may request paper copies of the proxy statement and proxy card from your nominee by following the instructions on the notice your nominee provides to you.

Stockholders of record may obtain a copy of this proxy statement without charge by writing to our Corporate Secretary at 8080 Norton Parkway, Mentor, Ohio 44060.

WHAT IS HOUSEHOLDING?

We will send only one 2025 Integrated Report to any address unless we have received instructions to the contrary from any stockholder at that address. Householding allows us to reduce our printing and postage costs and prevents multiple proxy materials from being received at your household. You can request an additional copy of our 2025 Integrated Report by writing to our Corporate Secretary at 8080 Norton Parkway, Mentor, Ohio 44060.

If you receive multiple copies and want to receive a single copy in the future, or if you want to revoke your consent to householding and receive separate copies in future years, you may call Broadridge Investor Communications Services toll-free at 866.540.7095 in the U.S. and Canada or write them c/o Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

HOW CAN I ACCESS THE ANNUAL REPORT AND PROXY MATERIALS ELECTRONICALLY?

Instead of receiving paper copies of annual reports and proxy materials by mail in the future, you can elect to receive an email with a link to these documents on the internet, which allows you to access them more quickly, saves us the cost of printing and mailing them to you, reduces the amount of mail you receive from us and helps to reduce our environmental impact. You may enroll to access proxy materials and annual reports electronically for future Annual Meetings by registering online at the following website: https://enroll.icsdelivery.com/avy. If you are voting online, you can follow the links on the voting website to reach the electronic enrollment website.

VOTING

WHO IS SOLICITING MY VOTE?

Our Board is soliciting your vote in connection with the Annual Meeting.

WHO IS ENTITLED TO VOTE?

Stockholders of record as of the close of business on March 2, 2026 are entitled to notice of, and to vote in connection with, the Annual Meeting. Our common stock is the only class of shares outstanding and there were 76,917,031 shares of common stock outstanding on that date. The list of stockholders entitled to vote will be available for inspection during the Annual Meeting, as well as starting ten days before the Annual Meeting during regular business hours at our company headquarters located at 8080 Norton Parkway, Mentor, Ohio 44060. You are entitled to one vote for each share of common stock you held on the record date.

HOW DO I VOTE?

You may vote by submitting a proxy or voting during the Annual Meeting at www.virtualshareholdermeeting.com/AVY2026. If you are a beneficial holder, you may only vote during the meeting if you properly request and receive a legal proxy in your name from the nominee that holds your shares.

The method of voting by proxy differs depending on whether you are viewing this proxy statement online or reviewing a paper copy.

- If you are viewing this proxy statement online, you may vote your shares by (i) submitting a proxy by telephone or online using the instructions on the website or (ii) requesting a paper copy of the proxy materials and following one of the methods described below.

- If you are reviewing a paper copy of this proxy statement, you may vote your shares by (i) submitting a proxy by telephone or online using the instructions on the proxy card or (ii) completing, dating and signing the proxy card included with the proxy statement and returning it in the preaddressed, postage-paid envelope provided.

Whether or not you plan to attend the Annual Meeting, we urge you to vote promptly. We encourage you to vote by telephone or online since these methods immediately record your vote and allow you to confirm that your votes have been properly recorded. Telephone and online votes must be received by 11:59 p.m. Eastern Time on April 29, 2026.

WHAT IF MY SHARES WERE ACQUIRED THROUGH THE DIRECT SHARE PURCHASE AND SALE PROGRAM?

Shares acquired through our Direct Share Purchase and Sale Program may be voted by following the procedures described above.

WHAT IF MY SHARES ARE HELD IN THE EMPLOYEE SAVINGS PLAN?

If you hold shares as a participant in our Employee Savings (401(k)) Plan, your vote serves as a voting instruction to Fidelity Management Trust Company, the trustee of the plan, on how to vote your shares. Your voting instruction must be received by the trustee by 11:59 p.m. Eastern Time on April 27, 2026.

If the trustee does not receive your instruction in a timely manner, your shares will be voted in the same proportion as the shares voted by plan participants who timely furnish instructions. Shares of our common stock that have not been allocated to participant accounts will also be voted by the trustee in the same proportion as the shares voted by plan participants who timely furnish instructions.

HOW DO I REVOKE MY PROXY OR CHANGE MY VOTE AFTER I HAVE VOTED?

If you give a proxy pursuant to this solicitation, you may revoke it before it is acted upon during the Annual Meeting by (i) submitting another proxy by telephone or online by the deadline indicated above (only your last instructions will be counted); (ii) sending a later dated paper proxy; or (iii) if you are entitled to do so, voting during the Annual Meeting. Simply attending the Annual Meeting will not revoke your proxy.

If your shares are held in street name, you may only change your vote by submitting new voting instructions to your nominee. You must contact your nominee to find out how to change your vote. Shares held in our Employee Savings Plan cannot be changed or revoked after 11:59 p.m. Eastern Time on April 27, 2026, nor can they be voted during the Annual Meeting.

IS MY VOTE CONFIDENTIAL?

Except in contested proxy solicitations, when required by law or as authorized by you (such as by making a written comment on your proxy card, in which case the comment, but not your vote, may be shared with our company), your vote or voting instruction is confidential and will not be disclosed other than to the broker, trustee, agent or inspector of election tabulating your vote.

HOW WILL VOTES BE COUNTED?

Votes for the Annual Meeting will be tabulated by a representative from Broadridge Financial Solutions, Inc., the independent inspector of election appointed by our Board. The inspector of election will also determine whether a quorum is present; shares represented by proxies that reflect abstentions or broker non-votes (which are shares held by a nominee that are represented, but with respect to which the nominee neither has discretionary authority to vote nor has been given actual authority to vote on a particular proposal) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Proposals 1, 2 and 4 are non-routine under the rules of the NYSE and Proposal 3 is routine. Nominees are prohibited from voting on non-routine proposals in the absence of instructions from the beneficial owners of the shares; as a result, **if you hold your shares in street name and do not timely submit voting instructions to your nominee, your shares will not be voted on Proposal 1, election of directors; Proposal 2, approval, on an advisory basis, of executive compensation; or Proposal 4, vote on stockholder proposal for an independent Board Chairman.** We urge you to promptly provide voting instructions to your nominee so that your vote is counted.

The vote required to approve each of the Annual Meeting proposals, as well as the impact of abstentions and broker non-votes, is shown in the chart below.

	PROPOSAL	VOTE REQUIRED	IMPACT OF ABSENTIONS	IMPACT OF BROKER NON-VOTES
1	**Election of directors**	Majority of votes cast	Not counted as votes cast; no impact on outcome	Not counted as votes cast; no impact on outcome
2	**Advisory vote to approve executive compensation**	Majority of shares represented and entitled to vote	Negative impact on outcome	Not counted as represented and entitled to vote; no impact on outcome
3	**Ratification of appointment of PwC as independent registered public accounting firm for fiscal year 2026**	Majority of shares represented and entitled to vote	Negative impact on outcome	Not applicable
4	**Vote on stockholder proposal for independent Board Chairman, if properly presented during the meeting**	Majority of shares represented and entitled to vote	Negative impact on outcome	Not counted as represented and entitled to vote; no impact on outcome

WHAT IF THERE IS ADDITIONAL BUSINESS TO BE VOTED ON?

As of the date of this proxy statement, we know of no other business to be presented for consideration during the meeting. If any other business properly comes before the meeting, your vote will be cast on any such other business by the individuals acting pursuant to your proxy in their best judgment.

HOW DO I FIND VOTE RESULTS?

We plan to announce preliminary voting results during the Annual Meeting and will report final voting results in a Current Report on Form 8-K filed with the SEC on or before May 6, 2026.

ANNUAL MEETING INFORMATION

WHAT IS THE TIME, DATE AND FORMAT OF THE ANNUAL MEETING?

The Annual Meeting will take place at 12:00 p.m. Eastern Time on April 30, 2026. To allow stockholders to attend without the time and expense of doing so in person, the meeting will be held virtually, with attendance via the internet.

HOW CAN I ATTEND THE VIRTUAL MEETING?

To attend the virtual Annual Meeting, you will need to log in to the virtual meeting website at www.virtualshareholdermeeting.com/AVY2026 using the 16-digit control number on your Notice, proxy card or voting instruction form. Online access to the live audio webcast of the Annual Meeting will open at 11:45 a.m. Eastern Time to allow time for you to log in and test your device's audio system. We encourage you to access the meeting in advance of its start time as we will begin promptly.

HOW DO I ASK QUESTIONS DURING THE MEETING?

We have designed the virtual Annual Meeting to ensure that you have the same rights and opportunities to participate as you would at an in-person meeting, using an online platform that allows you to attend, vote and ask questions. Only stockholders as of the record date or their properly appointed proxies may ask questions during the meeting, and our Chairman may limit the length of discussion on any particular matter. During the Annual Meeting, you can view our Ground Rules for Conduct of Meeting and submit questions on the meeting website.

After the business portion of the Annual Meeting concludes and the meeting is adjourned, **we will hold a Q&A session during which we intend to answer all questions** submitted timely that are pertinent to our company and the proposals being brought before stockholder vote, as time permits and in accordance with our Ground Rules for Conduct of Meeting. Questions and answers will be grouped by topic and substantially similar questions will be answered only once. To ensure all questions are able to be addressed, we will respond to no more than three questions from any single stockholder. **Answers to questions not able to be addressed, if any, will be posted promptly after the meeting on the investors section of our website.**

As a result of time constraints and other considerations, we cannot assure you that every stockholder wishing to address the meeting will have the opportunity to do so. However, stockholders are invited to direct inquiries or comments regarding business matters to our Investor Relations department by email to investorcom@averydennison.com or by mail to 8080 Norton Parkway, Mentor, Ohio 44060. In addition, stockholders wishing to address matters to our Board or any of its members may do so as described under *Contacting Our Board* in the Our Board of Directors section of this proxy statement.

WHAT DO I DO IF I AM HAVING TECHNICAL ISSUES ACCESSING OR PARTICIPATING IN THE MEETING?

Beginning 15 minutes prior to, and during, the Annual Meeting, we will have support available to assist stockholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulty accessing, or during, the virtual meeting, please call the support team at 1.844.986.0822 (toll-free in the U.S. and Canada) or +1.303.562.9302 (for all other attendees).

HOW ARE PROXIES BEING SOLICITED?

We will pay the costs related to our solicitation of proxies and reimburse banks, brokers and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses they incur in forwarding our proxy materials to beneficial stockholders. We have retained Sodali & Co. to assist in soliciting proxies for a fee of $12,000, plus reimbursement of out-of-pocket expenses. Certain of our employees that may solicit proxies by telephone or email will not receive additional compensation for their efforts. You can help reduce our solicitation costs by consenting to access our proxy materials electronically and voting promptly.

MATTERS RELATED TO 2027 ANNUAL MEETING

HOW DO I SUBMIT PROPOSALS FOR POTENTIAL CONSIDERATION AT THE 2027 ANNUAL MEETING?

To propose business satisfying the eligibility requirements of SEC Rule 14a-8 to be considered for inclusion in our proxy statement for the 2027 Annual Meeting, you must provide notice so it is received at our principal executive offices on or before November 12, 2026. If you wish to nominate persons for election to our Board or bring any other business before an annual meeting under the advance notice provisions or our Bylaws, you must provide written notice to our Corporate Secretary at our principal executive offices in writing 90 to 120 days prior to the first anniversary of the preceding year's annual meeting (with respect to the 2027 Annual Meeting, no earlier than December 31, 2026 and no later than January 30, 2027) and comply with the other requirements set forth in our Bylaws.

Your notice must include, among other things, the information summarized below and described in greater detail in Article II, Section 14 of our Bylaws, which are available under *Governance Documents* in the investors section of our website.

- As to each person who you propose to nominate for election or reelection as a director:
  - All information relating to the person that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required pursuant to Regulation 14 under the Exchange Act
  - The person's written consent to be named in our proxy statement and accompanying proxy card as a nominee and serve as a director if elected for the full term until the next meeting at which such nominee would face reelection
  - All information with respect to such person that would be required to be set forth in a stockholder's notice pursuant to our Bylaws if such person were a stockholder
  - A description of all direct and indirect material interest in any material contract or agreement between or among any stockholder, on the one hand, and the nominee, nominee's affiliates or any other participants in the solicitation, on the other hand, as more particularly set forth in our Bylaws

- As to any other proposal you plan to bring before the meeting, a brief description of the business; the reasons for conducting the business during the meeting; a reasonably detailed description of all agreements, arrangements and understandings between or among any stockholders and between or among any stockholder and other person or entity in connection with the proposal of such business by such stockholder; and any other information relating to such proposal that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act
- Your name, address, and the class and number of shares you own beneficially and as of record, as well as information relating to your security ownership in our company

Stockholder proposals that do not fully comply with the advance notice and other requirements contained in our Bylaws will not be permitted to be brought before the 2027 Annual Meeting. In addition to satisfying the requirements under our Bylaws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our Board's nominees must provide written notice no later than March 1, 2027 to our Corporate Secretary at our principal executive offices that includes the information required by Rule 14a-19 under the Exchange Act.

We intend to file a proxy statement and a white proxy card with the SEC in connection with our solicitation of proxies for the 2027 Annual Meeting.

HOW DO I NOMINATE DIRECTORS FOR INCLUSION IN THE 2027 PROXY STATEMENT?

Our Bylaws permit a stockholder, or a group of no more than 20 stockholders, owning at least 3% of our company's outstanding shares of common stock continuously for at least three years to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two nominees or 20% of our Board. Written notice of proxy access director nominees for the 2027 Annual Meeting must be delivered to our Corporate Secretary at our principal executive offices no earlier than October 13, 2026 and no later than November 12, 2026 and must comply with the requirements set forth in Article II, Section 17 of our Bylaws, which are available under *Governance Documents* in the investors section of our website.

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APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES FROM GAAP

We report our financial results in conformity with accounting principles generally accepted in the United States of America, or GAAP, and also communicate with investors using certain non-GAAP financial measures. These non-GAAP financial measures are not in accordance with, nor are they a substitute for or superior to, the comparable GAAP financial measures. These non-GAAP financial measures are intended to supplement the presentation of our financial results prepared in accordance with GAAP. We use these non-GAAP financial measures internally to evaluate trends in our underlying performance, as well as to facilitate comparisons with the results of competitors for quarters and year-to-date periods, as applicable. Based on feedback from investors and financial analysts, we believe that the supplemental non-GAAP financial measures we provide are also useful to their assessments of our performance and operating trends, as well as liquidity.

Our non-GAAP financial measures exclude the impact of certain events, activities or strategic decisions. The accounting effects of these events, activities or decisions, which are included in the GAAP financial measures, may make it more difficult to assess our underlying performance in a single period. By excluding the accounting effects, positive or negative, of certain items (e.g., restructuring charges, outcomes of certain legal matters and settlements, certain effects of strategic transactions and related costs, losses from debt extinguishments, gains or losses from curtailment or settlement of pension obligations, gains or losses on sales of certain assets, gains or losses on venture and other investments, currency adjustments due to highly inflationary economies, and other items), we believe that we are providing meaningful supplemental information that facilitates an understanding of our core operating results and liquidity measures. While some of the items we exclude from GAAP financial measures recur, they tend to be disparate in amount, frequency or timing.

We use the non-GAAP financial measures defined below in this proxy statement, which are reconciled from GAAP on the following pages.

- *Sales change ex. currency* refers to the increase or decrease in net sales, excluding the estimated impact of foreign currency translation, and, where applicable, currency adjustments for transitional reporting of highly inflationary economies, and the reclassification of sales between segments. Additionally, where applicable, sales change ex. currency is also adjusted for the estimated impact of extra days in our fiscal year and the calendar shift resulting from extra days in the prior fiscal year. The estimated impact of foreign currency translation is calculated on a constant currency basis, with prior-period results translated at current-period average exchange rates to exclude the effect of foreign currency fluctuations.

  Our 2025 fiscal year began on December 29, 2024 and ended on December 31, 2025; fiscal years 2026 and beyond will be coincident with the calendar year beginning on January 1 and ending on December 31.

- *Organic sales change* refers to sales change ex. currency, excluding the estimated impact of acquisitions and product line divestitures.

  We believe that sales change ex. currency and organic sales change assist investors in evaluating the sales change from the ongoing activities of our businesses and enhance their ability to evaluate our results from period to period.

- *Adjusted EBITDA* refers to adjusted operating income before depreciation and amortization. Adjusted operating income is net income adjusted for taxes; other expense (income), net; interest expense; other non-operating expense (income), net; and other items.

- *Adjusted EBITDA margin* refers to adjusted EBITDA as a percentage of net sales.

- *Adjusted net income per common share, assuming dilution (adjusted EPS)*, refers to adjusted net income divided by the weighted average number of common shares outstanding, assuming dilution. Adjusted net income is income before taxes, tax-effected at the adjusted tax rate, and adjusted for tax-effected restructuring charges and other items. Adjusted tax rate is the full-year GAAP tax rate, adjusted to exclude certain unusual or infrequent events that significantly impact that rate, such as effects of certain discrete tax planning actions, impacts related to enactments of comprehensive tax law changes, and other items.

  We believe that adjusted EBITDA, adjusted EBITDA margin and adjusted EPS assist investors in understanding our core operating trends and comparing our results with those of our competitors.

- *Adjusted free cash flow* refers to cash flow provided by operating activities, less payments for property, plant and equipment, less payments for software and other deferred charges, plus proceeds from company-owned life insurance policies, plus proceeds from sales of property, plant and equipment, plus (minus) net proceeds from insurance and sales (purchases) of investments, less net cash used for Argentine Blue Chip Swap securities. Where applicable, adjusted free cash flow is also adjusted for certain acquisition-related transaction costs. We believe that adjusted free cash flow assists investors by showing the amount of cash we have available for debt reductions, dividends, share repurchases, and acquisitions.

- *Adjusted free cash flow conversion* refers to adjusted free cash flow divided by net income.

- *Return on total capital* (ROTC) refers to net income excluding interest expense and amortization of intangible assets from acquisitions, net of tax benefit, divided by the average of beginning and ending invested capital. We believe that ROTC assists investors in understanding our ability to generate returns from our capital.

- *Adjusted earnings before interest and taxes* (EBIT) refers to earnings before interest expense, other non-operating expense (income), taxes, excluding non-cash restructuring costs and other items. We use adjusted EBIT to calculate economic value added (EVA), one of the performance objectives used in our long-term incentive compensation program. We believe that adjusted EBIT assists investors in understanding our core operating trends and comparing our results with those of our competitors.

SALES CHANGE EX. CURRENCY AND ORGANIC SALES CHANGE

($ in millions, except %)	2021	2022	2023	2024	2025	2021-2025 5-YR CAGR[1]	2024-2025 2-YR CAGR[2]
Net sales	$8,408.3	$9,039.3	$8,364.3	$8,755.7	$8,855.5	4.9%	2.9%
Reported net sales change	20.6%	7.5%	(7.5)%	4.7%	1.1%		
Foreign currency translation	(3.4)%	5.6%	0.6%	0.4%	(0.3)%		
Impact of extra days	1.4%	–	–	–	(0.4)%		
Sales change ex. currency (non-GAAP)[3]	18.6%	13.1%	(6.9)%	5.1%	0.4%	5.7%	2.7%
Acquisitions and product line divestiture	(3.1)%	(3.6)%	(0.8)%	(0.6)%	(0.2)%	(1.6)%	(0.4)%
Organic sales change (non-GAAP)[3]	15.6%	9.5%	(7.7)%	4.5%	0.2%	4.1%	2.3%

[1] Reflects five-year compound annual growth rates, with 2020 as the base period.
[2] Reflects two-year compound annual growth rates, with 2023 as the base period.
[3] Totals may not sum due to rounding.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGINS

($ in millions, except %)	2021	2022	2023	2024	2025	2021-2025 5-YR CAGR[1]	2024-2025 2-YR CAGR[2]
Net sales	$8,408.3	$9,039.3	$8,364.3	$8,755.7	$8,855.5		
As reported net income	$ 740.1	$ 757.1	$ 503.0	$ 704.9	$ 688.0		
Adjustments:							
Interest expense	70.2	84.1	119.0	117.0	135.4		
Other non-operating expense (income), net	(4.1)	(9.4)	(30.8)	(26.7)	(14.2)		
Provision for income taxes	248.6	242.2	191.7	248.6	237.1		
Equity method investment losses	3.9	–	–	–	–		
Operating income before interest expense, other non-operating expense (income), net, provision for income taxes, and equity method investment losses	$1,058.7	$1,074.0	$ 782.9	$1,043.8	$1,046.3	5.3%	15.6%
Operating margins	12.6%	11.9%	9.4%	11.9%	11.8%		
Non-GAAP adjustments:							
Restructuring charges, net of reversals:							
Severance and related costs, net of reversals	$ 10.5	$ 7.6	$ 70.8	$ 35.4	$ 43.2		
Asset impairment and lease cancellation charges	3.1	0.1	8.6	6.5	4.0		
Other items[3]	(8.0)	(8.3)	101.5	36.4	30.3		
Adjusted operating income (non-GAAP)	$1,064.3	$1,073.4	$ 963.8	$1,122.1	$1,123.8		
Adjusted operating margins (non-GAAP)	12.7%	11.9%	11.5%	12.8%	12.7%		
Depreciation and amortization	$ 244.1	$ 290.7	$ 298.4	$ 312.2	$ 328.2		
Adjusted EBITDA (non-GAAP)	$1,308.4	$1,364.1	$1,262.2	$1,434.3	$1,452.0	6.3%	7.3%
Adjusted EBITDA margins (non-GAAP)	15.6%	15.1%	15.1%	16.4%	16.4%		

[1] Reflects five-year compound annual growth rates, with 2020 as the base period.
[2] Reflects two-year compound annual growth rates, with 2023 as the base period.
[3] Includes pre-tax (gain)/loss on venture and other investments, net, gain on sale of product line, (gain)/loss on sales of assets, outcomes of legal matters and settlements, net, transaction and related costs, and losses from Argentine peso remeasurement and Blue Chip Swap transactions.

ADJUSTED EPS

($ in millions, except per share amounts)	2021	2022	2023	2024	2025	2021-2025 5-YR CAGR[1]	2024-2025 2-YR CAGR[2]
As reported net income	$740.1	$757.1	$503.0	$704.9	$688.0	4.4%	17.0%
As reported net income per common share, assuming dilution	$ 8.83	$ 9.21	$ 6.20	$ 8.73	$ 8.79	5.9%	19.1%
Non-GAAP adjustments per common share, net of tax:							
Restructuring charges and other items[3]	0.05	(0.06)	1.85	0.75	0.75		
Argentine interest income	–	–	(0.15)	(0.05)	(0.01)		
Pension plan settlement and curtailment losses	0.03	–	–	–	–		
Adjusted net income per common share, assuming dilution (non-GAAP)	$ 8.91	$ 9.15	$ 7.90	$ 9.43	$ 9.53	6.1%	9.8%

Adjusted tax rates were 25%, 24.7%, 25.8%, 25.9% and 25.5% for 2021, 2022, 2023, 2024 and 2025, respectively.

[1] Reflects five-year compound annual growth rates, with 2020 as the base period.
[2] Reflects two-year compound annual growth rates, with 2023 as the base period.
[3] Other items include (gain)/loss on venture and other investments, net, gain on sale of product line, (gain)/loss on sales of assets, outcomes of legal matters and settlements, net, transaction and related costs, and losses from Argentine peso remeasurement and Blue Chip Swap transactions.

ADJUSTED FREE CASH FLOW AND ADJUSTED FREE CASH FLOW CONVERSION

($ in millions)	2023	2024	2025
Net cash provided by operating activities	$ 826.0	$ 938.8	$ 881.4
Purchases of property, plant and equipment	(265.3)	(208.8)	(169.0)
Purchases of software and other deferred charges	(19.8)	(31.0)	(31.4)
Proceeds from company-owned life insurance policies	48.1	–	–
Purchases of Argentine Blue Chip Swap securities	–	(34.2)	–
Proceeds from sales of Argentine Blue Chip Swap securities	–	24.0	–
Proceeds from sales of property, plant and equipment	1.0	0.6	22.6
Proceeds from insurance and sales (purchases) of investments, net	1.9	10.1	3.5
Adjusted free cash flow (non-GAAP)	$ 591.9	$ 699.5	$ 707.1
As reported net income	$ 503.0	$ 704.9	$ 688.0
Adjusted free cash flow conversion (non-GAAP)	118%	99%	103%

RETURN ON TOTAL CAPITAL (ROTC)

($ in millions)	2023	2024	2025
As reported net income	$ 503.0	$ 704.9	$ 688.0
Interest expense, net of tax benefit	86.2	86.5	100.7
Intangible amortization, net of tax benefit	62.5	66.1	69.0
Effective tax rate	27.6%	26.1%	25.6%
Net income, excluding interest expense and intangible amortization, net of tax benefit	$ 651.7	$ 857.5	$ 857.7
Total debt	$3,244.3	$3,152.2	$3,732.9
Shareholders' equity	$2,127.9	$2,312.3	$2,242.1
Total debt and shareholders' equity	$5,372.2	$5,464.5	$5,975.0
ROTC (non-GAAP)	12.4%	15.8%	15.0%

ADJUSTED EARNINGS BEFORE INTEREST AND TAXES (EBIT)

($ in millions)	2023	2024	2025
As reported net income	$503.0	$ 704.9	$ 688.0
Adjustments:			
Interest expense	119.0	117.0	135.4
Other non-operating expense (income), net	(30.8)	(26.7)	(14.2)
Provision for income taxes	191.7	248.6	237.1
Operating income before interest expense, other non-operating expense (income), and taxes	**$782.9**	**$1,043.8**	**$1,046.3**
Reconciling items:			
Non-cash restructuring costs	8.3	6.0	3.0
Other items[1]	175.6	108.5	113.9
Adjusted earnings before interest expense, other non-operating expense (income), taxes, non-cash restructuring costs and other items (non-GAAP)	$966.8	$1,158.3	$1,163.2

[1] Includes pretax impact of acquisitions completed after our 2023-2025 financial targets were set, intangible amortization, (gain)/loss on venture and other investments, net, (gain)/loss on sales of assets, outcomes of legal matters and settlements, net, transaction and related costs, and losses from Argentine peso remeasurement and Blue Chip Swap transactions.

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